Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-258168
6,424,369 Shares
Class A Common Stock

ThredUp Inc. is offering 2,000,000 shares of Class A common stock in this offering.
The selling stockholders identified in this prospectus, including certain of our affiliates and directors, are selling 4,424,369 shares of our Class A common stock in this offering. We will not receive any of the proceeds from the sale of our Class A common stock being sold by the selling stockholders.
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “TDUP.” On July 28, 2021, the closing price of our Class A common stock as reported on the Nasdaq Global Select Market was $24.50 per share.
We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately 97.4% of the voting power of our outstanding capital stock following this offering.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 23 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$24.25	$155,790,948
Underwriting discount(1)	$1.09125	$7,010,593
Proceeds, before expenses, to us	$23.15875	$46,317,500
Proceeds, before expenses, to the selling stockholders	$23.15875	$102,462,856
________________
(1)See the section titled “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.
The underwriters have the option to purchase up to an additional 963,655 shares of Class A common stock from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on August 2, 2021.

Goldman Sachs & Co. LLC			Morgan Stanley

Barclays			William Blair

Wells Fargo Securities

KeyBanc Capital Markets	Needham & Company	Piper Sandler	Telsey Advisory Group

Prospectus dated July 28, 2021

Prospectus

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, results of operations, financial condition and prospects may have changed since such date.
For investors outside of the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
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PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “thredUP,” “the company,” “we,” “us” and “our” in this prospectus refer to ThredUp Inc. and its consolidated subsidiaries.
THREDUP INC.
Our Mission
Our mission is to inspire a new generation of consumers to think secondhand first.
That means…
•Enabling a generation of new buyers to effortlessly find high-quality secondhand items from brands they love at incredible prices, while delivering the joy, selection and engagement of online shopping;
•Enabling a generation of new sellers to participate in the resale economy by helping sellers conveniently clean out their closets and earn a payout or a charitable donation receipt for the items they no longer wear; and
•Enabling brands and retailers to deliver modern resale experiences that help their consumers shop in more environmentally sustainable ways.
We are a mission-driven company. Our core business creates a positive impact to the benefit of our buyers, sellers, partners, employees, investors and the environment. Our management team – with an average tenure of nearly seven years – lives our mission every day while maintaining a focus on our long-term vision. This commitment and the transformation of resale are central to our continuing success.
Overview
thredUP is one of the world’s largest online resale platforms for women’s and kids’ apparel, shoes and accessories.1 Our custom-built operating platform is powering the rapidly emerging resale economy, the fastest growing sector in retail, according to the GlobalData Market Survey. As of March 31, 2021, we had 1.29 million Active Buyers and 424,000 Active Sellers. thredUP’s platform consists of distributed processing infrastructure, proprietary software and systems and data science expertise. Since our founding in 2009, we have processed over 125 million unique secondhand items from 35,000 brands across 100 categories, saving our buyers an estimated $3.3 billion off estimated retail price.2 We estimate that we have positively impacted the environment by saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water simply by empowering consumers to buy and sell secondhand. The traditional fashion industry is one of the most environmentally damaging sectors in the global economy and we believe our scalable resale business model is a powerful solution to the fashion industry’s wastefulness.
1     Based primarily on items processed, items sold and the capacity of our distribution centers.
2   The estimated retail price of an item is based on the estimated original retail price of a comparable item of the same quality, construction and material offered elsewhere in new condition. Our estimated original retail prices are set by our team of merchants who periodically monitor market prices for the brands and styles that we offer on our marketplace.

thredUP’s proprietary operating platform is the foundation for our managed marketplace, where we have bridged online and offline technology to make the buying and selling of tens of millions of unique items easy and fun. The marketplace we have built enables buyers to browse and purchase resale items for women’s and kids’ apparel, shoes and accessories across a wide range of price points. Buyers love shopping value, premium and luxury brands all in one place, at up to 90% off estimated retail price. Sellers love thredUP because we make it easy to clean out their closets and unlock value for themselves or for the charity of their choice while doing good for the planet. Sellers order a Clean Out Kit, fill it and return it to us using our prepaid label. We take it from there and do the work to make those items available for resale. In 2018, based on our success with consumers directly, we extended our platform to enable brands and retailers to participate in the resale economy. A number of the world’s leading brands and retailers are already taking advantage of our Resale-as-a-Service, or RaaS, offering. We believe RaaS will accelerate the growth of this emerging category and form the backbone of the modern resale experience.
We have built a differentiated and defensible operating platform to enable resale at scale, combining:
•Distributed Processing Infrastructure.  Our infrastructure is purpose-built for “single SKU” logistics, meaning that every item processed is unique, came from or belongs to an individual seller and is individually tracked using its own stock keeping unit, or SKU. We believe our logistics and infrastructure have never been executed at our scale in the online resale market. We operate distribution centers that can collectively hold 5.9 million items in three strategic locations across the country. Our operations are highly scalable, and we have the ability to process more than 100,000 unique SKUs per day across our existing distribution footprint. We drive continuous operational efficiency through proprietary technology and ongoing automation of our infrastructure.
•Proprietary Software and Systems.  Our facilities run on a suite of our custom-built applications designed for “single SKU” operations. Our engineering team has implemented large-scale, innovative and patented automation for put-away, storage, picking and packing at scale. This automation results in reduced labor and fixed costs while increasing storage density and throughput capacity. Our proprietary software, systems and processes enable efficient quality assurance, item-attribution, sizing and photography.
•Data Science Expertise.  There are no barcodes on clothing, so we invented a real-time database to identify, categorize and value each secondhand clothing item that we receive. We continue to expand our proprietary data set that spans over 125 million unique secondhand items processed across 35,000 brands and 100 categories. We harness this robust, structured data set across our business to optimize economic decisions, such as pricing, seller payouts, item acceptance, merchandising and sell-through. We also leverage data to power efficient customer acquisition and lifetime engagement, and to provide a personalized shopping experience.
We generate revenue from items that are sold to buyers on our website and mobile app and through our RaaS clients. Beginning in mid-2021, our RaaS offerings are being structured to be future sources of revenue wherein RaaS clients typically pay an upfront integration fee as well as ongoing service fees and revenue sharing fees, as applicable. We are in the early stages of implementing this structure. We operate with consignment sales and direct product sales. In 2019, we shifted to primarily consignment sales. With consignment sales, we recognize revenue net of seller payouts, and cost of revenue includes outbound shipping, outbound labor and packaging costs. With direct product sales, we recognize revenue on a gross basis, and cost of revenue includes inventory cost, inbound shipping and inventory write-downs, as well as outbound shipping, outbound labor and packaging costs. With both consignment sales and direct product sales, we optimize for gross profit dollar growth, which was 43% in 2018, 44% in 2019 and 14% in 2020 and 55% for the three months ended March 31, 2020 and 22% for the three months ended March 31, 2021. 2020 gross profit dollar growth slowed primarily due to the overall impact of the COVID-19 pandemic, including lower demand for apparel in general, higher discounts and incentives plus fewer secondhand items being listed for sale on our marketplace. For the three months ended March 31,

2021, gross profit dollar growth slowed as compared to the same period in the prior year due to strong pre-COVID-19 pandemic revenue in the three months ended March 31, 2020.
Our buyers pay us upfront when they purchase an item. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers then take an average of more than 60 days to use their funds, which results in a working capital dynamic that is favorable for our business given that the buyers pay us upon purchase. We have methodically scaled operating capacity and revenue, while increasing gross profit and improving our operating performance.
•As of December 31, 2020, we had 1.24 million Active Buyers, up 24% over December 31, 2019. As of March 31, 2021, we had 1.29 million Active Buyers, up 14% over March 31, 2020.
•As of December 31, 2020, our distribution centers could hold 5.5 million items and, as of March 31, 2021, our distribution centers could hold 5.9 million items.
•Our revenue was $186.0 million in 2020, up 14% over 2019, and $55.7 million in the three months ended March 31, 2021, up 15% over the three months ended March 31, 2020. Our consignment revenue was $138.1 million in 2020, up 41% over 2019, and $44.7 million in the three months ended March 31, 2021, up 27% over the three months ended March 31, 2020.
•Our gross profit was $128.1 million in 2020, up 14% over 2019, and $39.7 million in the three months ended March 31, 2021, up 22% over the three months ended March 31, 2020. Our overall gross margin was 69% in 2020 and 2019 and 71% in the three months ended March 31, 2021. Our consignment gross margin was 75% in 2020, as compared to 77% in 2019, and 76% in the three months ended March 31, 2021, as compared to 75% in the three months ended March 31, 2020.
•Our net loss was $47.9 million in 2020, $38.2 million in 2019 and $16.2 million in the three months ended March 31, 2021. Our net loss margin was 26% in 2020, 23% in 2019 and 29% in the three months ended March 31, 2021.
•In 2020, our Adjusted EBITDA was $(33.4) million with an Adjusted EBITDA margin of (18)%. In 2019, our Adjusted EBITDA was $(24.3) million with an Adjusted EBITDA margin of (15)%. In the three months ended March 31, 2021, our Adjusted EBITDA was $(9.1) million with an Adjusted EBITDA margin of (16)%. In the three months ended March 31, 2020, our Adjusted EBITDA was $(10.4) million with an Adjusted EBITDA margin of (22)%.
Our Market Opportunity
We believe that we are in the early stages of capitalizing on a large and growing market opportunity in secondhand clothing. Our market benefits from, and we are helping to drive, powerful consumer trends in our favor. Our addressable opportunity is represented by the following demand and supply-side market sizing:
•U.S. Demand-Side Secondhand Total Addressable Market.  According to the GlobalData Market Survey, the demand-side market for all U.S. secondhand clothing, footwear and accessories was estimated to be $27 billion in 2020. The secondhand market consists of resale and thrift apparel, footwear and accessories. The primary difference between resale and thrift is that resale items are selectively sorted, processed and curated for sale by sellers. Resale represents the fastest growing segment in the total retail clothing market and is our core addressable market today. According to the GlobalData Market Survey, the resale market is expected to grow from $9 billion in 2020 to $47 billion by 2025, representing a compound annual growth rate of 40%. We believe resale is driving a significant expansion of the secondhand market because it unlocks dormant, high-quality supply by taking the friction out of selling, and provides a buying experience for consumers that is similar to shopping new.

•European Demand-Side Secondhand Total Addressable Market. According to the GlobalData Market Survey Extension, the demand-side market for all European secondhand clothing, footwear and accessories was estimated to be $21.1 billion in 2020, and it is expected to grow to $39.0 billion by 2025. We believe there is a large opportunity in Europe to grow the managed marketplace model we have implemented in the United States. See “Prospectus Summary —Acquisition of Remix Global AD” for more details on our Proposed Acquisition as part of our European expansion strategy.
•U.S. Supply-Side Secondhand Total Addressable Market.  We believe there is a massive opportunity to unlock secondhand supply and increase the lifecycle of existing apparel that sits unworn in closets. We estimate that 16.9 billion pounds of the apparel thrown away in the United States could be recycled and reused, which we estimate is enough supply to fill approximately one billion thredUP Clean Out bags every year. In 2020, we processed just over one million bags through our platform, which represents less than 0.1% of this potential supply we could unlock from closets in the United States.
Consumer Trends
This secondhand market opportunity is underpinned by the convergence of the following consumer trends:
•Generational Shift.  More Millennial and Generation Z consumers are driving the shift to secondhand each year. As these consumers mature, generate more disposable income and become a larger portion of consumer wallet share, we expect that secondhand will benefit. According to the GlobalData April 2021 Consumer Survey, Millennial and Generation Z consumers are shopping secondhand more than any other age group. 42% of Generation Z and 42% of Millennials purchased secondhand in 2020, which is 16 percentage points and 21 percentage points more, respectively, than in 2016.
•Sustainability Matters.  Sustainability remains an important driver for purchase decisions. We believe that thredUP will help drive a habit shift among consumers to think secondhand first. According to the GlobalData April 2021 Consumer Survey, 43% of consumers in 2020 said they are more likely to shop with a brand that offers sustainable fashion options, and 56% of consumers say that clothing should be produced sustainably.
•Value Consciousness.  The COVID-19 pandemic has driven consumers to place greater importance on value. According to the GlobalData April 2021 Consumer Survey, 56% of consumers care more about seeking value when shopping for apparel than before the pandemic, and 67% of consumers say that they are motivated by value when it comes to shopping and prefer retailers that help them save money.
•Secondhand Becomes Mainstream.  Secondhand is gaining share of wallet at the expense of fast fashion brands, department stores and luxury brands. According to the GlobalData April 2021 Consumer Survey, an estimated 173 million consumers bought secondhand products in 2020. In addition, 86% of those surveyed said that they have or are open to shopping secondhand.
Our Buyers, Sellers and Resale-as-a-Service (RaaS) Clients
As of December 31, 2020, we had 1.24 million Active Buyers and 428,000 Active Sellers on our platform. In the year ended December 31, 2020, our buyers placed 3.96 million Orders. As of March 31, 2021, we had 1.29 million Active Buyers and 424,000 Active Sellers on our platform. In the three months ended March 31, 2021, our buyers placed 1.13 million Orders. Additionally, as of December 31, 2020, we worked with 21 RaaS clients, including GAP, Madewell, Reformation and Walmart.

Benefits for thredUP Buyers.  When our 1.29 million Active Buyers shop on thredUP they are making a stylish choice for themselves and a smart choice for their wallets and for the environment.
•Value.  Buyers love shopping value, premium and luxury brands all in one place, at up to 90% off estimated retail price. Since our founding, we estimate that we have saved our buyers $3.3 billion off retail price.
•Selection.  Our assortment is unique and ever-changing, with an average of over 321,000 new secondhand items listed each week in the three months ended March 31, 2021. We have an incredible breadth of assortment with over 35,000 brands across 100 categories and across price points.
•Engagement.  We have created an online resale shopping experience that is fun and convenient. In the past, shopping secondhand often meant sifting through piles of random clothing at thrift stores. In the year ended December 31, 2020, on average, our Active Buyers visited our website six times per month.
•Personalization.  We use our data science capabilities to enable our buyers to navigate the breadth of items available, providing a more personalized shopping experience. We also are able to customize our assortment based on the time of year and the location of our buyers, including allowing buyers to shop only from their closest distribution center for faster delivery, lower prices and decreased environmental impact.
•Quality.  Each item in our marketplace has undergone a rigorous twelve-point quality inspection. In the year ended December 31, 2020, we listed only 59% of the items that we received from sellers on our marketplace after curation and processing. As evidence of the high quality of items on our marketplace, in the year ended December 31, 2020, we had a return rate of 12% of items sold and returns due to quality accounted for less than 2% of items sold.
•Sustainable.  Buyers feel good about buying secondhand because they are reducing waste. Since our founding, based in part on information provided by Green Story, we estimate our buyers have positively impacted the environment by saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water by shopping secondhand.
Benefits for thredUP Sellers.  We enable our 424,000 Active Sellers to conveniently clean out their closets and unlock value for themselves or for the charity of their choice while doing good for the environment at the same time.
•Convenient Clean Out.  We make it easy for sellers to clean out their closets using our prepaid bag, prepaid label and pick-up service. Sellers fill the bag and leave it on their doorsteps for mail carrier pick up. Sellers can also drop bags off at a retail location of one of our RaaS clients, at the post office or at a location of one of our logistics partners.
•No Active Management.  We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service.
•Unlocking Value.  There are multiple ways to unlock value on thredUP. We offer sellers cash, thredUP online credits, select RaaS client credits or charitable donation receipts for items that sell on our marketplace. Sellers select their payout method with a simple click on our site.
•Magic of Cleaning Out.  Like a sparkling clean house or a sparkling clean car, an organized closet full of clothes you love just feels good.

•Sustainability.  According to the Environmental Protection Agency, 8.9 million tons of clothing and footwear went to landfill in 2017. Sellers feel good when they choose to be sustainable with thredUP. Not only do sellers find the process convenient, but they like knowing that their clothing is being reused or recycled.
Benefits for Resale-as-a-Service (RaaS) Clients. According to the GlobalData Fashion Retailer Survey, 72% of retail executives surveyed said they are interested in testing resale within the next 10 years as they look to increase foot traffic to their stores, drive sustainability for the apparel ecosystem, reach a younger consumer and build brand loyalty with their consumers.
By partnering with us, RaaS clients are able to:
•Leverage our Resale Operating Platform.  We enable brands and retailers to plug into our operating platform and unlock the resale value in the closets of their customers. Traditional retail and e-commerce models are not set up to intake, process, price and sell millions of unique resale items at scale in a predominantly online marketplace.
•Drive Incremental Revenue.  We have developed multiple initiatives to drive incremental revenue for our RaaS clients. For some RaaS clients, we power clean out services that enable them to sell worn, returned inventory through our marketplace.
•Access New Consumers.  We enable brands and retailers that are RaaS clients to build brand awareness with an important consumer demographic and increase wallet share by expanding their retail proposition into the high growth resale segment. This access is increasingly important as resale becomes mainstream for shoppers of all price points.
The thredUP Operating Platform
To address the complexities of resale, we have built a platform consisting of distributed processing infrastructure, proprietary software and systems and data science expertise.
Distributed Processing Infrastructure
Differentiating features of our processing infrastructure include:
•Proven Scalability.  Our infrastructure is highly scalable. Our distribution centers can currently hold 5.9 million items and we expect this to increase to 6.5 million items by the end of 2021. We currently have the ability to process more than 100,000 unique SKUs per day, and we expect our daily processing capacity to increase over time. Since our founding, we have processed over 125 million unique secondhand items, and we are rapidly expanding our capacity to serve our buyers, sellers and RaaS clients.
•Technology-Driven Processing, Storage and Fulfillment.  We drive operational efficiency through proprietary technology and automation of our infrastructure. Key processes that involve technology and automation include visual recognition of items, supply acceptance and itemization, pricing and merchandising, photography, and storage and fulfillment.
•Strategic Distribution.  Our distribution centers are located in Arizona, Georgia and Pennsylvania. By locating our facilities in strategic locations across the country we can be closer to our buyers and sellers, which allows us to reduce shipping times in transit, and lower our inbound and outbound shipping costs. We rank Clean Out Kits that we receive from repeat sellers using a supplier score matrix, which enables us to strategically direct Clean Out Kits to optimize for a facility’s assortment, based on localized supply and demand. We also do the same for buyers’ returns.

Proprietary Software and Systems
Key automated processes in all of our distribution centers include:
•Intelligent Item Acceptance and Listing.  We use multi-layered algorithms to predict demand and pricing for an item, along with the optimal payout rate to the seller. As such, after our quality review, we make our decision of accepting or rejecting an item based on a framework that balances sell-through, unit economics and the seller’s payout rate.
•Visual Recognition.  We utilize machine learning and artificial intelligence to power visual recognition of items we receive from sellers to automate inspection and item attribution.
•Photo Selection.  We have developed software that automatically selects the optimum photo to drive buyer engagement, balanced against the cost of photography, which is one of the largest expenses when prepping an item for sale online. This specialized photo selection capability enables us to produce hundreds of thousands of high-quality photos a day without a professional photographer. We can automatically sharpen, color correct and enhance photos as needed, before uploading to our marketplace in a continuous flow, 24 hours a day, 7 days a week.
•Location-Based Assortment.  We match buyers to the closest distribution center and personalize the assortment that they see on our marketplace to items that are physically closest to them. Our geographical personalization enables buyers to find items that are lower priced (the closer the item, the lower the price) and more likely to arrive quickly.
Data Science Expertise
Key ways in which we utilize data include:
•Supply Quality Management.  We aim to increase the yield from items processed to items listed from each Clean Out Kit by encouraging repeat sellers that have high-quality secondhand items to continue consigning and engaging with thredUP. Given that the majority of our supply comes from repeat sellers, we track transactional and behavioral data that enables us to prioritize sellers with high-quality secondhand items and de-prioritize items that are not as suitable for our marketplace, based on their historical track record.
•Item Pricing.  Our software algorithms ingest millions of data points each day to determine how we price items. We set pricing at the item level because each item is unique. Our approach is layered, leveraging machine vision as well as dozens of attributes such as brand, category, style, color and materials. We combine these data points with information about similar items, aggregate marketplace supply and demand data and human-driven pricing research. Based on each item, these layers of algorithms are combined in different ways to set our reference prices and listing price and to accelerate sell-through with intelligent, targeted discounting.
•Seller Payouts.  Once we have identified the target selling price for an item to maximize its sell-through and contribution margin, we then set the payout rate for sellers. Similar to our pricing algorithms, we refine our seller payouts on a regular basis to be competitive relative to the market for resale. For example, if we know that an item has strong potential demand with buyers, we are able to calibrate our payout to incentivize sellers to choose thredUP over other managed platforms.
•Personalization.  We use data to help buyers better navigate millions of unique items and tens of thousands of new items posted daily so that they are able to have a more personalized shopping experience. We help buyers save items, sign-up for alerts on new items and hear about price drops on products they are in the market to buy. These inputs are then cycled back into our data-driven consumer models to personalize the shopping experience for buyers.

•Marketing Automation.  We have built proprietary in-house software, managed by our marketing automation team, to deliver compelling, scalable buyer acquisition results. In practice, that means our data pipelines have been built to help our teams identify which advertising activities are performing, and to calibrate our marketing spend across channels and campaigns to drive return on investment. We also use browsing and engagement data in our models that help us estimate (i) the future value of a potential buyer in terms of potential contribution profit for their first order and (ii) the future value of an existing buyer in terms of potential contribution profit for the next twelve months. We ingest and calibrate multiple data points including the advertising unit viewed by the potential buyer, sign-on method, search or filter keywords and add-to-cart behavior, amongst others, to predict the quality of this potential buyer and the expected lifetime value and payback on marketing over time. We calculate marketing payback as the time it takes for the cumulative contribution profit of a buyer to equal the marketing dollars spent to acquire such buyer.
Our Strengths
We believe the following strengths contribute to our success:
•Powerful, Extensible Operating Platform.  We designed our platform with the goal of making buying and selling secondhand convenient for consumers, and we extended it to support brand and retail experiences via our RaaS offering. As a result of our investments in our platform, we expect that buyers, sellers, brands, retailers and other partners will continue to seek out thredUP as their resale partner, providing us with the opportunity to extend our platform further.
•Data Driven Model.  Our business model allows us to capture and utilize large volumes of data from touch points throughout the resale process, including transactional and pricing data across more than 35,000 brands and 100 categories, along with behavioral data from our buyers and sellers. We believe that our data gives us unparalleled insight into the entire resale economy and allows us to enhance our operating platform.
•Managed Marketplace.  We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service. As a result, we can offer a broad selection of secondhand items across more than 35,000 brands and 100 categories. Our buyers and sellers trust thredUP to deliver value, selection and quality. We believe that operating primarily on consignment also gives us the ability to drive stronger future margins than traditional inventory-taking business models because we incur minimal inventory risk and benefit from favorable working capital dynamics. Our buyers pay us upfront when they purchase an item. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers then take an average of more than 60 days to use their funds.
•Strong Network Effects.  The growth of buyers and sellers on our marketplace generates strong network effects. More assortment on our marketplace increases the choices available to buyers, and more buyers on our marketplace increases potential sales for our sellers through a self-reinforcing, mutually beneficial network effect. Our network effects grow as we scale due to our ability to harness a larger trove of proprietary pricing, transactional and behavioral data to optimize our marketplace. In addition, converting buyers into sellers and vice versa amplifies the flywheel that drives user acquisition, engagement and retention in our marketplace.
•Founder-Led Management Team.  We are led by our co-founders James Reinhart and Chris Homer. Our management team’s clear sense of mission, commitment to our values and long-term focus on transforming resale through technology are central to our success. Members of our team have created and grown leading technology, retail and consumer businesses, and they retain a strong entrepreneurial spirit.

Our Growth Strategy
The key elements of our growth strategy include:
•Expand Our Operating Platform.  We will continue to invest in our operating platform by expanding and optimizing our distributed processing infrastructure and automation capabilities, including increasing automated distribution centers, and improving our proprietary software and systems and data science capabilities. In anticipation of demand recovering more fully over the course of 2021 and into 2022, we are increasing headcount, expanding our processing power and strategically targeting our marketing spend thus increasing our operating expenses. We anticipate that by adding new listings from increased processing Clean Out Kits, we will be well positioned to meet the expected increased consumer demand and attract new Active Buyers. We expect to drive operating leverage and higher margins as we grow and scale our business.
•Increase Selection of High-Quality Items.  Having a vast selection of high-quality secondhand items is core to the growth of our business, and we plan to continue to attract additional sellers and engage with our RaaS clients to bring an ongoing, high-quality assortment to our marketplace. To expand our base of secondhand items for resale, as well as our base of sellers, we must appeal to and engage individuals new to selling secondhand items or who have sold secondhand items through traditional brick-and-mortar shops but are unfamiliar with our business. We find new sellers by converting buyers using our marketplace, retail locations, our RaaS offerings, referral programs, organic word-of-mouth and other methods of discovery, such as mentions in the press.
•Increase Lifetime Value of Existing Buyers and Attract New Buyers.
•Increasing the lifetime value of existing buyers. For buyers, we intend to drive repeat purchases by enhancing our assortment and leveraging our data insights to improve personalization and increase conversion. In addition, converting buyers into sellers and vice versa accelerates the powerful flywheel that drives our marketplace and leads to greater value per customer.
•Attracting new buyers. We are focused on growing our buyer base, and we believe we are in the early stages of our market opportunity. As of March 31, 2021, we had 1.29 million Active Buyers, which represents less than 1% penetration of the U.S. total population. Through our targeted, data-driven marketing efforts we aim to generate meaningful returns on our buyer acquisition investments.
•Expand our Resale-as-a-Service (RaaS) Offering.  We plan to invest in and extend our RaaS offering to power resale for more brands and retailers. More brand and retail partners on our platform drives more supply for our marketplace and creates brand awareness with buyers for thredUP and our RaaS clients.
•Increase Brand Awareness.  We have an opportunity to increase our brand awareness, as our unaided brand awareness was 13.8% as of January 2021, based on a first quarter 2021 survey of over 2,000 women in the United States of ages 18 - 65. In the survey, 13.8% of participants said they think of thredUP when they think of online clothing resale (buying or selling secondhand clothes online) websites. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach.
•Expand into New Categories and Offerings.  We aim to enhance our product offering for buyers and unlock more supply from sellers by expanding into new categories and offerings that can leverage our conveyor and item on-hanger systems.
•Expand Internationally.  Our operating platform and data science expertise have enabled us to expand our offering into RaaS and new apparel categories successfully. We may choose to expand into new geographies and invest strategically in international operations and marketing in the future.
Recent Developments
Initial Public Offering
On March 30, 2021, we completed our initial public offering, or the IPO, in which we sold 13,800,000 shares of our Class A common stock, including 1,800,000 shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional shares, at a price to the public of $14.00 per share.
Acquisition of Remix Global AD
On July 24, 2021, we entered into Share Purchase Agreements, or collectively, the Share Purchase Agreement, with the shareholders of Remix Global AD, or Remix, a fashion resale company operating in Central and Eastern Europe and headquartered in Sofia, Bulgaria, to purchase 100% of the outstanding equity interests of Remix and its subsidiary, or the Proposed Acquisition. We expect the consideration for the Proposed Acquisition to be approximately $28.5 million (including the repayment of approximately $11.8 million in outstanding debt of Remix), subject to customary purchase price adjustments, of which $3.5 million is to be paid in the form of 130,597 shares of newly-issued Class A common stock to be issued 18 months following the closing of the Proposed Acquisition. In addition, upon closing, we will grant certain members of the Remix management team restricted stock units, or RSUs, that will vest over a four-year period with an aggregate grant date fair value equal to $6.5 million.
We believe the acquisition of Remix will add an experienced, founder-led management team and a complimentary operational infrastructure to establish and accelerate our presence in Europe in the growing secondhand and resale market. Additionally, over time we expect to leverage our expertise and knowledge in marketing, infrastructure, logistics and data science to drive improvement in Remix’s revenue growth and margin expansion. Total revenue for Remix in calendar year 2020 was $33.9 million, and we expect the Proposed Acquisition to be accretive to our total revenue, dilutive to our gross margin and modestly accretive to our Adjusted EBITDA in the near term.
We expect to fund the Proposed Acquisition with cash on hand, which may include the proceeds of this offering. The acquisition is expected to close during the fourth quarter of 2021 and is subject to customary closing conditions and other deal specific closing conditions. We cannot assure you that the acquisition will occur on or before the expected time or at all. See the section titled “Risk Factors—Risks Relating to our Proposed Acquisition.”
Estimated Preliminary Results for the Quarter Ended June 30, 2021 (unaudited)
Set forth below are certain preliminary and unaudited estimates of selected financial and other data for the quarter ended June 30, 2021. The unaudited selected financial and other data for the quarter ended June 30, 2021 reflects our preliminary estimates with respect to such results based on currently available information, is not a comprehensive statement of our financial results and is subject to completion of our financial closing procedures. Our financial closing procedures for the quarter ended June 30, 2021 are not yet complete and, as a result, our actual results may differ materially from these estimates. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In addition to the preliminary financial results presented on the basis of GAAP in this prospectus, we also present Adjusted EBITDA, which is a non-GAAP financial measure and should be viewed as a supplement to, and not as a substitute for, our results of operations presented under GAAP. For additional information on and the definition of Adjusted EBITDA see the section titled “Summary Consolidated financial and other data—Non-GAAP Financial Measure – Adjusted EBITDA”. Further, our preliminary estimated results are not necessarily indicative of the results to be expected any future period as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” This information should be read in conjunction with our consolidated financial statements and the related notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus.
The preliminary estimates presented below have been prepared by, and are the responsibility of, management. KPMG LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
•Revenue is expected to be between $59.0 million and $60.0 million, an increase of $12.2 million  at the midpoint of the range as compared to $47.3 million for the quarter ended June 30, 2020.
•Gross profit is expected to be between $43.0 million and $44.0 million, as compared to $33.0 million for the quarter ended June 30, 2020.
•Gross margin is expected to be between 73% and 74%, as compared to 70% for the quarter ended June 30, 2020.
•Net loss is expected to be between $14.6 million and $14.4 million, as compared to a net loss of $6.7 million for the quarter ended June 30, 2020.
•Adjusted EBITDA is expected to be between $(9.2) million and $(9.0) million, as compared to an Adjusted EBITDA of $(3.3) million for the quarter ended June 30, 2020.
The preliminary estimates for our key operating metrics are as follows:
•Active Buyers are expected to be between 1.32 million and 1.34 million, as compared to 1.24 million as of June 30, 2020.
•Orders are expected to be between 1.21 million and 1.22 million, as compared to 1.00 million for the quarter ended June 30, 2020.
The following table presents a reconciliation of our preliminary estimates of Adjusted EBITDA from net loss for the quarter ended June 30, 2021 (in millions).

Adjusted EBITDA reconciliation:	Low end of range	High end of range
Net loss	$(14.6)	$(14.4)
Add (deduct):
Depreciation and amortization	1.8	1.8
Stock-based compensation	2.9	2.9
Interest expense	0.7	0.7
Adjusted EBITDA	$(9.2)	$(9.0)
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including, but not limited to, those highlighted in the section titled “Risk Factors” and summarized below. We have various categories of risks, including risks relating to our business and industry; risks relating to information technology, intellectual property and data security and privacy; risks relating to legal, regulatory, accounting and tax matters; risks relating to our indebtedness and liquidity; risks relating to this public offering and ownership of our common stock; and risks relating to our proposed acquisition, which are discussed more fully in the section titled “Risk Factors.” As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in the section titled “Risk Factors.” Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate.
•Our continued growth depends on attracting new, and retaining existing, buyers.
•If we fail to generate a sufficient amount of new and recurring high-quality secondhand items by attracting new sellers and retaining existing sellers, our business, results of operations and financial condition could be harmed.
•Our business, including our costs and supply of secondhand items, is subject to risks associated with sourcing, itemizing, warehousing and shipping.
•We have experienced rapid growth in many of our recent periods and those growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations and financial condition could be harmed.
•We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.
•We have a history of losses, we anticipate increasing operating expenses in the future and we may not be able to achieve and, if achieved, maintain profitability.
•We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.
•We may not be able to expand our distribution center operations, attract and retain personnel to efficiently and effectively manage the operations required to process, itemize, list, sell, pack and ship secondhand items or identify and lease distribution centers in geographic regions that enable us to effectively scale our operations.
•Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.
•The global COVID-19 pandemic has had and may continue to have an adverse impact on our business, results of operations and financial condition.
•The market price of our Class A common stock has been, and will likely continue to be, volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the offering price, if at all. You may lose all or part of your investment.
•The dual-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to our IPO, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may depress the trading price of our Class A common stock.
If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Corporate Information
We were incorporated in 2009 under the name ThredUp Inc. as a Delaware corporation. Our principal executive offices are located at 969 Broadway, Suite 200, Oakland, CA 94607, and our telephone number is (415) 402-5202. Our website address is www.thredup.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
“THREDUP” and “Think Secondhand First” are our registered trademarks in the United States. We have additional registered trademarks in the United States and “THREDUP” is registered in certain other non-U.S. jurisdictions. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including not being required to have our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, certain reduced disclosure requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and exemptions from the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of the IPO.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Relating to Legal, Regulatory, Accounting and Tax Matters—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	2,000,000 shares

Class A common stock offered by the selling stockholders	4,424,369 shares

Total Class A common stock offered	6,424,369 shares

Class A common stock to be outstanding after this offering	20,224,369 shares (or 21,188,024 shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Class B common stock to be outstanding after this offering	75,919,325 shares (or 74,955,670 shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Option to purchase additional shares of Class A common stock from the selling stockholders
The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional   963,655 shares from the selling stockholders.

Total Class A common stock and Class B common stock to be outstanding after this offering	96,143,694 shares

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $45.3 million, based upon the offering price of $24.25 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock being offered by the selling stockholders in this offering.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes and to fund our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets, which may include the Proposed Acquisition. Other than the Proposed Acquisition, we do not have agreements or commitments to enter into any acquisitions or investments at this time.

See the section titled “Use of Proceeds” for additional information.

Voting rights
We have two classes of common stock: Class A common stock and Class B common stock.

Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately 97.4% of the voting power of our outstanding capital stock following the completion of this offering and will continue to have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon the completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately 49.8% of our outstanding shares of common stock, representing approximately 60.7% of the voting power of our outstanding shares of common stock.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Lock-up release	In connection with this offering, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to 4,424,369 shares (or up to 5,388,024 shares including the underwriters’ option to purchase additional shares) that are held by the selling stockholders (including certain of our affiliates and directors).

In addition, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions for other stockholders under the lock-up agreements that were executed by holders under the investors’ rights agreement in connection with the IPO with respect to up to 651,210 shares (or up to 793,178 shares if the underwriters exercise their option to purchase additional shares in full), which may be sold by existing stockholders separately from this offering following completion of this offering, provided that such stockholders execute additional lock-up agreements substantially on the same terms as the selling stockholders selling in this offering with respect to their remaining shares.

See the sections titled “Shares Eligible for Future Sale” and “Underwriting (Conflicts of Interest).”

Conflicts of interest
Affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, will sell securities as a selling stockholder in this offering. Morgan Stanley & Co. LLC, one of the managing underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role, Morgan Stanley & Co. LLC has participated in the preparation of the registration statement and has exercised the usual standards of “due diligence” in connection with the offering, as required by FINRA Rule 5121. We have agreed to indemnify Morgan Stanley & Co. LLC against certain liabilities incurred in connection with acting as a “qualified independent underwriter,” including liabilities under the Securities Act. Morgan Stanley & Co. LLC will not receive any additional fees for acting as a qualified independent underwriter.

Nasdaq Global Select Market trading symbol	“TDUP.”
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 13,800,000 shares of our Class A common stock and 80,343,694 shares of our Class B common stock outstanding as of March 31, 2021 and excludes:
•22,067,610 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.04 per share;
•96,426 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;
•133,209 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions that were granted after March 31, 2021;
•138,209 shares of Class B common stock issuable pursuant to warrants to purchase shares of our Class B common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $6.31 per share, which were net exercised for a total of 103,806 shares of Class B common stock subsequent to March 31, 2021; and
•14,319,569 shares of our Class A common stock reserved for future issuance under our share-based compensation plans, consisting of:
•11,319,569 shares of our Class A common stock reserved for future issuance under our 2021 Stock Option and Incentive Plan, or our 2021 Plan, as of March 31, 2021; and
•3,000,000 shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP, as of March 31, 2021.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our Second Amended and Restated 2010 Stock Plan, or our 2010 Plan, that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 963,655 shares of Class A common stock, no exercise of options or warrants or vesting of RSUs subsequent to March 31, 2021 and no conversion of shares of Class B common stock to Class A common stock subsequent to March 31, 2021.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021, and the consolidated balance sheet data as of March 31, 2021 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2021 or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except share and per share data)
Revenue:
Consignment	$39,415	$97,763	$138,096	$35,314	$44,688
Product	90,136	66,049	47,919	13,001	10,992
Total revenue	129,551	163,812	186,015	48,315	55,680
Cost of revenue:
Consignment	9,978	22,764	34,184	8,816	10,832
Product	41,563	28,544	23,683	6,873	5,130
Total cost of revenue	51,541	51,308	57,867	15,689	15,962
Gross profit	78,010	112,504	128,148	32,626	39,718
Operating expenses(1):
Operations, product and technology	67,896	82,078	101,408	25,475	28,312
Marketing	27,235	44,980	44,765	13,001	15,446
Sales, general and administrative	17,135	22,253	28,564	7,433	10,638
Total operating expenses	112,266	149,311	174,737	45,909	54,396
Operating loss	(34,256)	(36,807)	(46,589)	(13,283)	(14,678)
Interest expense	(437)	(1,428)	(1,305)	(273)	(559)
Other income, net	549	74	73	341	(907)
Loss before provision for income taxes	(34,144)	(38,161)	(47,821)	(13,215)	(16,144)
Provision for income taxes	37	36	56	—	27
Net loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(3.41)	$(3.72)	$(4.14)	$(1.23)	$(0.86)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	10,027,177	10,265,004	11,565,443	10,763,234	18,701,108
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.62)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			77,510,100

________________
(1)Operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Operations, product and technology	$1,187	$3,877	$3,739	$714	$1,350
Marketing	204	1,018	1,067	174	437
Sales, general and administrative	928	2,783	2,530	554	1,711
Total stock-based compensation expense	$2,319	$7,678	$7,336	$1,442	$3,498
Stock-based compensation expense for the year ended December 31, 2019 includes $1.6 million, $0.5 million, and $2.0 million included within operations, product and technology, marketing, and sales, general and administrative, respectively, related to the 2019 Tender Offer described in the section titled “Certain Relationships and Related Party Transactions” and in Note 10 to our consolidated financial statements included elsewhere in this prospectus.
(2)See Notes 2 and 14 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data:	As of March 31, 2021
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$246,514	$291,837
Working capital	178,605	223,928
Total assets	323,770	369,093
Long-term debt	39,056	39,056
Other non-current liabilities	1,927	1,927
Accumulated deficit	(268,338)	(268,338)
Total stockholders’ equity	$191,427	$236,750

Key Financial and Operating Metrics
We review a number of operating and financial metrics, including the following key business and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key financial and operating metrics are set forth below for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except percentages)
Active Buyers (as of period end)	676	997	1,240	1,135	1,290
Active Buyers Growth	10%	48%	24%	67%	14%
Orders	2,346	3,134	3,965	956	1,128
Orders Growth	28%	34%	27%	59%	18%
Revenue	$129,551	$163,812	$186,015	$48,315	$55,680
Revenue Growth		26%	14%	46%	15%
Gross Profit	$78,010	$112,504	$128,148	$32,626	$39,718
Gross Profit Growth		44%	14%	55%	22%
Net Loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)
Net Loss Margin	26%	23%	26%	27%	29%
Adjusted EBITDA	$(27,198)	$(24,343)	$(33,398)	$(10,427)	$(9,119)
Adjusted EBITDA Margin	(21)%	(15)%	(18)%	(22)%	(16)%
For additional information about, and the definitions of, our key financial and operating metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” and see below for additional information and a reconciliation of Adjusted EBITDA to net loss.
Non-GAAP Financial Measure – Adjusted EBITDA
In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate and assess our operating performance and the operating leverage in our business, and for internal planning and forecasting purposes. We believe that Adjusted EBITDA, when taken collectively with our GAAP results, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. Adjusted EBITDA is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may be different from a similarly-titled non-GAAP measure used by other companies. A reconciliation is provided below for Adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review our results determined in accordance with GAAP and the reconciliation of Adjusted EBITDA to net loss.
We calculate Adjusted EBITDA as net loss adjusted to exclude, where applicable in a given period, depreciation and amortization, stock-based compensation expense, interest expense, change in fair value of convertible preferred stock warrant liability, loss on extinguishment of debt and provision for income taxes. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA from net loss for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	December 31,			Three months ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Adjusted EBITDA reconciliation:
Net loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)
Add (deduct):
Depreciation and amortization	4,171	4,274	5,581	1,245	2,038
Stock-based compensation	2,319	7,678	7,336	1,442	3,498
Interest expense	437	1,428	1,305	273	559
Change in fair value of convertible preferred stock warrant liability(1)	19	6	201	(172)	930
Loss on extinguishment of debt(2)	—	432	—	—	—
Provision for income taxes	37	36	56	—	27
Adjusted EBITDA	$(27,198)	$(24,343)	$(33,398)	$(10,427)	$(9,119)
________________
(1)Prior to the IPO, our convertible preferred stock warrants were subject to re-measurement at the end of each reporting period and the change in the fair value of the convertible preferred stock warrant liability was included in other income, net in our statement of operations and comprehensive loss. Our convertible preferred stock warrants were converted to Class B common stock warrants (which are not subject to remeasurement) and the related convertible preferred stock warrant liability was reclassified to additional paid-in capital immediately prior to the completion of the IPO.
(2)We recorded a loss on the extinguishment of our loan and security agreement with Silicon Valley Bank in February 2019, which is included in other income, net in our statement of operations and comprehensive loss. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.
Non-GAAP Financial Measure – Contribution Profit and Average Contribution Profit Per Order
We believe that average contribution profit per order, when taken collectively with our GAAP results, including gross profit per order, may be helpful to investors in understanding our order economics. We believe that if we are successful in scaling and automating our platform pursuant to our strategy, our results will show (i) an increasing average contribution profit per order over time and (ii) a growth rate in average contribution profit per order that exceeds the growth rate of average gross profit per order due to our ability to reduce inbound processing costs. Such results would likely mean that our average order economics are becoming increasingly attractive and that our investments in technology and automation in our distribution centers are having a positive impact on our average order economics. Contribution profit and average contribution profit per order are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for contribution profit to gross profit, the most directly comparable financial measure stated in accordance with GAAP. We have also presented gross profit per order and contribution profit per order, which represent gross profit (a GAAP measure) and contribution profit (a non-GAAP measure) divided by the total number of Orders. Investors are encouraged to review our results determined in accordance with GAAP and the reconciliation of contribution profit to gross profit.

The following table presents a reconciliation of contribution profit to gross profit, as well as gross profit per order and contribution profit per order, for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2021:

	Year Ended December 31			Three Months Ended March 31,
	2018	2019	2020	2021
	(in thousands, except for per order figures)
Contribution profit reconciliation:
Gross profit	$78,010	$112,504	$128,148	$39,718
Deduct:
Distribution center operating expenses(1)	(44,659)	(53,307)	(71,400)	(19,696)
Payment processing expenses	(3,300)	(4,643)	(6,235)	(1,797)
Contribution profit	$30,051	$54,554	$50,513	$18,225

Orders	2,346	3,134	3,965	1,128
Average gross profit per order	$33.25	$35.90	$32.32	$35.22
Average contribution profit per order	$12.81	$17.41	$12.74	$16.16
________________
(1)Includes inbound shipping, inbound labor, distribution center fixed costs and management labor, excluding stock based compensation expense, which are included within our operations, product and technology expenses.

RISK FACTORS
A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe to be material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Relating to Our Business and Industry
Our continued growth depends on attracting new, and retaining existing, buyers.
To expand our buyer base, we must appeal to and attract buyers who do not typically purchase secondhand items, who have historically purchased only new retail items or who used other means to purchase secondhand items, such as traditional brick-and-mortar thrift stores or the websites of other secondary marketplaces. We reach new buyers through paid search, social media, influencers, television and digital advertising, other paid marketing, press coverage, retail locations, our RaaS offerings, referral programs, organic word of mouth and other methods of discovery, such as converting sellers to buyers. We expect to continue investing heavily in these and other marketing channels in the future and cannot be certain that these efforts will enable us to attract and retain more buyers, result in increased purchase frequency or order sizes from our buyers or be cost-effective. Our ability to attract and retain buyers also depends on our ability to offer a broad selection of desirable and high-quality secondhand items on our marketplace, the reliability of our shipping and delivery estimates, our ability to consistently provide high-quality customer experiences, our ability to promote and position our brand and marketplace and the success of our marketing efforts. Our investments in marketing may not effectively reach potential buyers and existing buyers, potential buyers or existing buyers may decide not to buy through us or the spend of buyers that purchase from us may not yield the intended return on investment, any of which could negatively affect our results of operations. Moreover, consumer preferences may change, and buyers may not purchase through our marketplace as frequently or spend as much with us as historically has been the case. As a result, the revenue generated from buyer transactions in the future may not be as high as the revenue generated from transactions historically. Relatedly, an inability to attract and retain buyers could harm our ability to attract and retain sellers, who may decide to resell their items through alternative platforms or marketplaces. Consequently, failure to attract new buyers and to retain existing buyers could harm our business, results of operations and financial condition.
If we fail to generate a sufficient amount of new and recurring high-quality secondhand items by attracting new sellers and retaining existing sellers, our business, results of operations and financial condition could be harmed.
Our success depends on our ability to cost-effectively attract high-quality secondhand items by attracting new sellers and retaining existing sellers, such that they choose thredUP to list their items. Numerous factors, however, may impede our ability to attract new sellers and retain existing sellers with high-quality secondhand items. To expand our base of secondhand items for resale, as well as our base of sellers, we must appeal to and engage individuals new to selling secondhand items or who have sold secondhand items through traditional brick-and-mortar shops but are unfamiliar with our business. We find new sellers by converting buyers using our marketplace, our RaaS offerings, referral programs, organic word-of-mouth and other methods of discovery, such as mentions in the press. We cannot be certain that these efforts will result in more supply of high-quality secondhand items or sellers or that these efforts will be cost-effective. Our ability to attract new and recurring high-quality secondhand items from new sellers and existing sellers depends on other factors, such as our ability to enhance and improve our marketplace, our ability to process the items sent to us by sellers in a timely manner, sellers’ perceptions of whether payouts they are receiving are adequate and timely compensation for their items and the perceived quality of the items sold and purchased on our marketplace. If we are unable to meet seller standards and drive repeat supply, our existing sellers may not choose to send us secondhand items for resale to the same extent, in terms of quality, value or volume, in the future. Further, failure to generate sufficient high-quality secondhand items and attract new sellers and retain existing sellers could harm our business, results of operations and financial condition. For instance, if our sellers send lower quality secondhand items that we are unable to resell in our marketplace, then we will incur expense to sort and process such lower quality secondhand items and detract resources from processing re-sellable secondhand items. Additionally, if sellers substantially increase the initial price of their items that we list on our marketplace and subsequently reclaim these items if they do not sell within the listing window, our business could be harmed because these activities may negatively affect sell-through rates and gross margin.
Our business, including our costs and supply of secondhand items, is subject to risks associated with sourcing, itemizing, warehousing and shipping.
Nearly all of the secondhand items we offer through our marketplace are initially sourced from sellers who are individuals. As a result, we may be subject to periodic fluctuations in the number, brands and quality of secondhand items sold through our marketplace. Our results of operations could be negatively impacted by these fluctuations. In addition, as we expand into new categories of secondhand items, our payments to our sellers may rise relative to our existing categories, which could adversely affect our results of operations.
We can make no assurance that secondhand items we receive from sellers will be of sufficient quality or free from damage, or that such secondhand items will not be damaged during shipping, while in one of our distribution centers or when shipped to buyers. While we conduct inspections of secondhand items sent by sellers for resale and inspect secondhand items returned by buyers, we cannot control items while they are out of our possession or prevent all damage while in our distribution centers. For example, we have in the past and may in the future experience contamination, such as mold, bacteria, insects and other pests, in the secondhand items shipped to us by our sellers, which may cause contamination of the secondhand items in our distribution centers or while shipping to buyers. If we are unable to detect and quarantine such contaminants at the time such secondhand items are initially received in our distribution centers, some or all of the secondhand items in such facilities could be contaminated. We may incur additional expenses and our reputation could be harmed if the secondhand items we offer are damaged or contain contaminants.
We have experienced rapid growth in many of our recent periods and those growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations and financial condition could be harmed.
We have experienced, and may continue to experience, rapid growth in certain recent periods, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have also experienced significant growth in the number of buyers and sellers using our platform in certain periods, despite a reduction in Active Sellers during 2020 and growth rates that were impacted by the COVID-19 pandemic. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and management controls as well as our reporting systems and procedures. For example, our headcount has grown from 1,076 employees and professional contractors as of December 31, 2018 to 1,862 as of December 31, 2020, as we have scaled our business.
To manage growth in our operations and the growth in the number of buyers and sellers on our platform, we will need to continue to grow and improve our operational, financial and management controls and our reporting systems and procedures. We will need to maintain or increase the automation of our distribution centers and continue to improve how we apply data science to our operations. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, marketing, operations, administrative, financial, customer support, engineering and other resources. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, our employee morale, productivity and retention could suffer, which could negatively affect our brand and reputation and harm our ability to attract new buyers and sellers and to grow our business. In addition, future growth, such as the potential expansion of our operations internationally or expansion into new categories of offerings, either organically or through acquisitions, would require significant capital expenditures, which could adversely affect our results of operations, and the allocation of valuable management resources to grow and change in these areas.
Our revenue was $129.6 million, $163.8 million and $186.0 million for the years ended December 31, 2018, 2019 and 2020, respectively, representing annual growth of 26% and 14%, respectively. In future periods, we may not be able to sustain or increase revenue growth rates consistent with recent history, or at all. Our revenue growth has been and may continue to be affected by the COVID-19 pandemic. We believe our success and revenue growth depends on a number of factors, including, but not limited to, our ability to:
•attract and retain new and existing buyers and sellers and grow our supply of high-quality secondhand items for resale through our marketplace;
•scale our revenue and achieve the operating efficiencies necessary to achieve and maintain profitability;
•increase buyer and seller awareness of our brand;
•anticipate and respond to changing buyer and seller preferences;
•manage and improve our business processes in response to changing business needs;
•process Clean Out Kits from sellers on a timely basis;
•improve, expand and further automate our distribution center operations and information systems;
•anticipate and respond to macroeconomic changes generally, including changes in the markets for both new and secondhand retail items;
•successfully compete against established companies and new market entrants, including national retailers and brands and traditional brick-and-mortar thrift stores;
•effectively scale our operations while maintaining high-quality service and buyer and seller satisfaction;
•hire and retain talented employees and professional contractors at all levels of our business;
•avoid or manage interruptions in our business from information technology downtime, cybersecurity breaches and other factors that could affect our physical and digital infrastructure;
•fulfill and deliver Orders in a timely manner and in accordance with customer expectations, which may change over time;
•maintain a high level of customer service and satisfaction;
•adapt to changing conditions in our industry and related to the COVID-19 pandemic and measures implemented to contain its spread; and
•comply with regulations applicable to our business.

If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations and financial condition will be harmed, and we may not be able to achieve or maintain profitability.
We have a history of losses, we anticipate increasing operating expenses in the future and we may not be able to achieve and, if achieved, maintain profitability.
We experienced net losses of $34.2 million, $38.2 million and $47.9 million in the years ended December 31, 2018, 2019 and 2020, respectively. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. We believe there is a significant market opportunity for our business, and we intend to invest aggressively to capitalize on this opportunity. Because the market for secondhand items is evolving, particularly the online resale of secondhand items, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase as we expand our operations and infrastructure, make significant investments in our marketing initiatives, develop and introduce new technologies and automation and hire additional personnel. Additionally, during periods of increased investment in growth, including the second half of 2021, we expect our operating expenses related to inbound processing, operations and technology to increase as a percentage of revenue. These efforts may be more costly than we expect and may not result in revenue growth or increased efficiency. In addition, as we grow and comply with rules and regulations of being a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these expected increases in our operating expenses, we will not be profitable in future periods. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition could be adversely affected. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Class A common stock to decline.
We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.
We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our marketplace represents a substantial departure from the traditional thrift store market for secondhand items. While our business has grown rapidly, and much of that growth has occurred in recent periods, the resale market for secondhand items may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history, ongoing changes in our new and evolving industry, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our Class A common stock price to decline.

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.
Our quarterly results of operations may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the level of demand for secondhand items;
•fluctuations in the levels or quality of secondhand items on our marketplace;
•fluctuations in capacity as we expand our operations;
•our success in engaging existing buyers and sellers and attracting new buyers and sellers;
•our ability to meet the expectations of sellers that we will process their Clean Out Kits in a timely manner;
•the amount and timing of our operating expenses;
•the timing of expenses and recognition of revenue;
•the timing and success of new partnerships, retail offerings and referral programs;
•the impact of competitive developments and our response to those developments;
•our ability to manage our existing business and future growth;
•actual or reported disruptions or defects in our online marketplace, such as actual or perceived privacy or data security breaches;
•economic and market conditions, particularly those affecting our industry;
•the impact of market volatility and economic downturn, including those caused by outbreaks of disease, such as the COVID-19 pandemic, on our business;
•adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;
•regulatory fines;
•changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;
•legal and regulatory compliance costs;
•the number of new employees and professional contractors added;
•the timing of the grant or vesting of equity awards to employees, directors, contractors or consultants;
•pricing pressure as a result of competition, economic conditions or otherwise, including as a result of the effects of the COVID-19 pandemic;
•costs and timing of expenses related to the acquisition of talent, technologies, intellectual property or businesses, including potentially significant amortization costs and possible write-downs;

•public health crises, including the COVID-19 pandemic; and
•general economic conditions, including geopolitical uncertainty and instability.
Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations. You should not rely on our past results as an indicator of our future performance.
The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall, and we could face costly lawsuits, including securities class action suits.
We may not be able to expand our distribution center operations, attract and retain personnel to efficiently and effectively manage the operations required to process, itemize, list, sell, pack and ship secondhand items or identify and lease distribution centers in geographic regions that enable us to effectively scale our operations.
We lease facilities to store and accommodate the logistics infrastructure required to process, itemize, list, sell, pack and ship the secondhand items we sell through our marketplace and related channels of distribution, including our RaaS offerings. To grow our business, we must continue to improve and expand our distribution center operations, proprietary software and systems, and personnel in the geographic regions that have the resources necessary to effectively operate our business. The operation of our business is complex and requires the coordination of multiple functions that are highly dependent on numerous employees and personnel. Each item that we offer through our marketplace is unique and requires multiple touch points, including inspection, evaluation, photography, pricing, application of a unique SKU, and fulfillment. This process is complex and, from time to time, we may have more Clean Out Kits coming in from sellers than we can timely process. For instance, due to restrictions in our distribution centers as a result of COVID-19 safety precautions, governmental requirements and other COVID-19-related impacts, we currently have an elevated number of unprocessed Clean Out Kits containing secondhand items from sellers. We have also rapidly increased our operations employee headcount in recent years to support the growth of our business. The number of employees in our distribution centers increased to 1,570 as of December 31, 2020 from 835 as of December 31, 2018. While we experienced a temporary decrease in the number of employees in our distribution centers in the second quarter of 2020 due to the effects of COVID-19, we have restored and continued to grow our distribution center headcount. We expect that the number of employees in our distribution centers will increase significantly in the near term, particularly as and when concerns and restrictions due to COVID-19 abate. The market for these employees is increasingly competitive and is highly dependent on geographic location. We could be required to raise wages or introduce other compensation incentives to remain competitive, which could increase our costs and harm our results of operations. If we fail to effectively locate, hire and retain such personnel, our operations could be negatively impacted, which could harm our business, results of operations and financial condition.
Further, the success of our business depends on our ability to maintain our current distribution centers and secure additional distribution centers that meet our business needs and are also in geographic locations with access to a large, qualified talent pool. We have distribution centers across three strategic locations: Arizona, Georgia and Pennsylvania. Space in well-positioned geographic locations is becoming increasingly scarce, and where it is available, the lease terms offered by landlords are increasingly competitive, particularly in geographic locations with access to the large, qualified talent pools required for us to run our logistics infrastructure. Incentives currently offered by local, state and federal entities to offset operating expenses may be reduced or become unavailable. Companies who have more financial resources and negotiating leverage than us may be more attractive tenants and, as a result, may outbid us for the facilities we seek. Due to the competitive nature of the real estate market in the locations where we currently operate, we may be unable to renew our existing leases or renew them on satisfactory terms. Failure to identify and secure adequate new distribution centers in optimal geographic locations or maintain our current distribution centers could harm our business, results of operations and financial condition.
If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business, results of operations and financial condition could be harmed.
We are continuing to build automation, machine learning and other capabilities to drive efficiencies in our distribution center operations, including our newest distribution center in Suwanee, Georgia. As we continue to enhance automation and add capabilities, our operations may become increasingly complex. While we expect these technologies to improve productivity in many of our merchandising operations, including processing, itemizing, listing and selling, any flaws, bugs or failures of such technologies could cause interruptions in and delays to our operations, which may harm our business. We are increasing our investment in technology, software and systems to support these efforts, but such investments may not increase productivity, maintain or improve the experience for buyers and sellers or result in more efficient operations. While we have created our own proprietary technology to operate our business, we also rely on technology from third parties. For example, to run our inbound operations, we leverage third-party machine learning software that analyzes data that we use in our proprietary algorithms for determining the optimal list price. We have also integrated third-party software to help operate our automated carousels and conveyors in our distribution centers. If these technologies do not increase our operational efficiency in accordance with our expectations, third parties change the terms and conditions that govern their relationships with us, or if competition increases for the technology and services provided by third parties, our business may be harmed. If we are no longer able to rely on such third parties, we would be required to either seek licenses to technologies or services from other third parties and redesign aspects of business and operations to function with such technologies or services or develop such technologies ourselves, either of which would result in increased costs and could result in operational delays until equivalent technologies can be licensed or developed and integrated into our business and operations. In addition, if we are unable to enhance automation to our operations, we may be unable to reduce the costs of processing supply and fulfilling orders, which could cause delays in buyers receiving their purchases and sellers receiving their payouts. As a result, our reputation and our relationships with our buyers and sellers could be harmed, which could harm our business, results of operations and financial condition.
We rely on consumer discretionary spending and have been and may continue to be adversely affected by economic downturns and other macroeconomic conditions or trends.
Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending, particularly in the retail market. Some of the factors that may negatively influence consumer spending on retail items include high levels of unemployment, high consumer debt levels, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in particular regions may also be affected by natural disasters, such as earthquakes, hurricanes and wildfires; unforeseen public health crises, such as pandemics and epidemics, including the COVID-19 pandemic; political crises, such as terrorist attacks, war and other incidents of political instability, including the recent presidential election in the United States; or other catastrophic events, whether occurring in the United States or internationally. Traditionally, consumer purchases of new retail items have declined during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Such economic uncertainty and decrease in the rate of retail purchases in the primary market may slow the rate at which individuals choose to supply their secondhand items to us, which could result in a decrease of items available in our marketplace, and may also slow the rate at which individuals choose to buy secondhand items on our marketplace. For instance, from the beginning of the COVID-19 pandemic and throughout 2020, we experienced an increase in the supply of Clean Out Kits with secondhand items from sellers. Additionally, at the onset of the COVID-19 pandemic, we experienced a reduction in operations productivity at our distribution centers as we were unable to process Clean Out Kits at our normal rate. In March 2020, we experienced a 10% reduction in average monthly Orders through our site, as compared to February 2020, which we attribute to the general economic uncertainty at the beginning of the COVID-19 pandemic. The presence or absence of government stimulus funding programs has had and may continue to have an impact on consumer discretionary spending and, consequently, purchases through our marketplace site. Further, we cannot guarantee that buyers will continue to buy at current rates if the economy worsens. Adverse economic changes could reduce consumer confidence, and thereby negatively affect our results of operations.
The market in which we participate is competitive and rapidly changing, and if we do not compete effectively with established companies as well as new market entrants or maintain and develop strategic relationships with third parties, our business, results of operations and financial condition could be harmed.
The markets for resale and secondhand items are highly competitive. We compete with vendors of new and secondhand items, including branded goods stores, local, national and global department stores, traditional brick-and-mortar consignment and thrift stores, specialty retailers, direct-to-consumer, retailers, discount chains, independent retail stores, the online offerings of traditional retail competitors, resale players focused on niche or single categories, as well as technology-enabled marketplaces that may offer the same or similar goods and services that we offer. Competitors offering the same or similar goods or services include secondhand marketplaces, such as eBay Inc., Mercari, Inc., Poshmark, Inc. and The RealReal, Inc.; large online retailers, such as Amazon.com, Inc., Kohl’s Corporation and Walmart Inc.; and off-price retailers, such as Burlington Stores, Inc., Ross Stores, Inc. and The TJX Companies, Inc. We believe our ability to compete depends on many factors, many of which are beyond our control, including:
•attracting and retaining buyers and sellers and increasing the volume of secondhand items they buy and sell;
•further developing our data science and automation capabilities;
•maintaining favorable brand recognition;
•effectively delivering our marketplace to buyers and sellers;
•identifying and delivering authentic, high-quality secondhand items;
•maintaining and increasing the amount, diversity and quality of brands and secondhand items that we offer;
•our ability to expand the means through which we acquire and offer secondhand items for resale;
•the price at which secondhand items accepted onto our marketplace are offered;
•the speed and cost at which we can process and make available secondhand items and deliver purchased secondhand items to our buyers; and
•the ease with which our buyers and sellers can supply, purchase and return secondhand items.
As our market evolves and we begin to compete with new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own platforms and competing lines of business, but also acquire or establish cooperative relationships with our current competitors or provide meaningful incentives to third parties to favor their offerings over our marketplace.
Many of our existing competitors have, and some of our potential competitors or potential alliances among competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, broader supply, established relationships with a larger existing buyer and/or seller base, superior or more desirable secondhand items for sale or resale, greater customer service resources, greater financial, marketing, institutional and other resources than we do, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources than we do. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and derive greater revenue and profits from their existing buyer bases, adopt more aggressive pricing policies to build larger buyer or seller bases, or respond more quickly than we can to new or emerging technologies and changes in consumer shopping behavior.
Potential buyers may also prefer to purchase retail items from larger online or brick-and-mortar competitors that they currently shop from, rather than a newer marketplace, regardless of offerings. These larger competitors often have broader supply and market focus and will therefore not be as susceptible to downturns in a particular market.
If we are unsuccessful in establishing or maintaining our relationships with third parties, or if they partner with our competitors and devote greater resources to implement and support the platforms or retail items of our competitors, our ability to compete in the marketplace, or to grow our revenue, could be impaired, and our results of operations may suffer. Even if these partnerships and any future partnerships we undertake are successful, we cannot assure you that these relationships will result in increased buying and selling through our marketplace or increased revenue.
Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation or strategic changes we or our competitors make in response to the COVID-19 pandemic, and it is uncertain how our market will evolve. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer buyers and sellers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.
National retailers and brands set their own retail prices and promotional discounts on new items, which could adversely affect our value proposition to buyers and harm our business, results of operations and financial condition.
National retailers and brands set pricing for their own new retail items, which can include promotional discounts. Promotional pricing by these parties may adversely affect the relative value of secondhand items offered for resale with us, and, in turn, our revenue, results of operations and financial condition. In order to attract buyers to our marketplace, the prices for the secondhand items sold through our marketplace may need to be lowered in order to compete with pricing strategies employed by national retailers and brands for their own new retail items, which could negatively affect revenue growth, results of operations and financial condition. We have experienced a reduction in our revenue in the past due to reductions and fluctuations in the price of new retail items sold by national retailers and brands, and we anticipate similar reductions and fluctuations could occur in the future, such as due to a decrease in the price of new retail items in light of the economic downturn caused by the COVID-19 pandemic. These pricing changes and promotional discounts could, as a result, adversely affect our business, results of operations and financial condition.
The global COVID-19 pandemic has had and may continue to have an adverse impact on our business, results of operations and financial condition.
In March 2020, the World Health Organization declared COVID-19 a global pandemic and this contagious disease outbreak has continued to spread. The related public health measures, including orders to shelter-in-place, travel restrictions and mandated business closures, have adversely affected workforces, organizations, customers, economies and financial markets globally, leading to an economic downturn and increased market volatility. The fear associated with COVID-19, or any pandemic, and the reactions of governments around the world in response to COVID-19, or any pandemic, to regulate the flow of labor and products and impede the travel of individuals, have and may continue to impact our ability to conduct normal business operations, which could adversely affect our results of operations and liquidity. For example, due to shelter-in-place orders and mandatory business closures, in Georgia in particular, for a period of time, we were required to limit operations at our distribution centers, resulting in a delay in our ability to process our Clean Out Kits. Additionally, we have implemented enhanced safety and cleaning measures, resulting in increased costs. In compliance with local ordinances and to protect our workforce, we also temporarily closed our corporate offices, except for limited essential staff and visits by our operations teams to the distribution centers on an as-needed and limited basis.
In addition, we implemented several cost-saving measures to address the challenges from the COVID-19 pandemic. For example, in the first quarter of 2020, we temporarily reduced marketing spend to take time to better understand the impact of COVID-19 on consumer demand. Additionally, in April 2020, we reduced salaries by 20% for the vast majority of corporate employees, whose full salaries were restored in January 2021, and in June 2020 we laid off the staff at our three small retail stores and permanently closed our retail stores during 2020. Further, we also have implemented promotional measures. Beginning in the second quarter of 2020, we chose to strategically increase discounts and incentives to encourage our existing buyer base to shop with us, as consumers generally prioritize value in times of economic uncertainty. The presence or absence of government stimulus funding programs, however, has had and may continue to have an impact on consumer discretionary spending and, consequently, purchases through our marketplace site. Without timely and robust government stimulus funding programs, consumers would have less money to spend on apparel, which could harm our business, results of operations and financial condition. We are also impacted by the overall decrease in spending in the apparel sector during the pandemic as many consumers have limited their social activity and are making fewer apparel purchases. In connection with this reduced social activity, the shift to wear-at-home clothing has also meant that many popular secondhand categories sold on thredUP, such as dresses and shoes, have been less in-demand than pre-COVID-19 pandemic levels, which affects our business, results of operations and financial condition.
Further, disruptions to our business operations have included and could include personnel absences, temporary closures of our distribution centers, further or ongoing reduced capacity at our distribution centers, delays in processing Clean Out Kits shipped by sellers to us, delays in our shipment of items purchased by our buyers, a slow-down in our ability to hire if we are unable to interview candidates in person, decreased foot traffic at and/or closure of our and our partners’ physical retail locations, disruptions in internet connections and a decrease or volatile patterns in spending on retail in general. For instance, decreased processing capacity at our distribution centers during the onset of the COVID-19 pandemic resulted in fewer items being listed as available for sale, which adversely impacted our revenue growth. Our third-party vendors and partners have also experienced and may continue to experience disruptions to their business operations, which in turn affects us.
Additionally, the COVID-19 pandemic and the resulting shelter-in-place orders throughout the country have disproportionately affected women, our predominant buyer demographic. If women are not able to economically recover from the impact of COVID-19, our business, results of operations and financial condition could be adversely impacted.
Further, developing various responses to the challenges caused by COVID-19 and its effects has and may continue to divert the attention of our management team. In the future, we may need to temporarily close some or all of our distribution centers. If a critical number of our employees become too ill to work or are unable to work due to personal reasons related to the effects of COVID-19, our ability to process merchandise through our distribution centers could be significantly slowed or halted.
Similarly, COVID-19 has led to a broader economic slowdown that may heighten other risks disclosed in this prospectus. Public health concerns, such as COVID-19, could also result in social, economic and labor instability in the localities in which we or our vendors, buyers and sellers reside. Any of these uncertainties and actions we take to mitigate the effects of COVID-19 and uncertainties related to COVID-19 could harm our business, results of operations and financial condition. See the section titled

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Impact” for additional information about the impact of COVID-19 on our business.
We may experience damage or destruction to our distribution centers in which we store all of the secondhand items we offer through our marketplace, which may harm our business, results of operations and financial condition.
We store the majority of the secondhand items we offer through our marketplace in our distribution centers in Arizona, Georgia and Pennsylvania. Our distribution centers, as well as our headquarters, are located in areas that have a history of natural disasters, including severe weather events, rendering our distribution centers vulnerable to damage. Any large-scale damage to or catastrophic loss of secondhand items stored in one of our distribution centers, due to natural disasters or man-made disasters such as arson, theft or otherwise would result in liability to our sellers for the expected payout commission liability for the lost items, reduction in the value of our inventory and a significant disruption to our business.
Additionally, given the nature of the unique selection of secondhand items we offer on our marketplace, our ability to restore such secondhand items on our marketplace would take time and would result in a limitation and delay of available supply for buyers, which would negatively impact our revenue and results of operations. Further, natural disasters, such as earthquakes, hurricanes, tornadoes, fires, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and distribution centers or the operations of one or more of our third-party providers or vendors. For example, in March 2020 due to the progression of COVID-19 in areas where we operate distribution centers and have corporate offices, we reduced operations at our distribution centers and temporarily closed our corporate offices to slow the spread of COVID-19 and protect our employees. Such reductions in operations and closures have slowed and may in the future slow or temporarily halt our operations and harm our business, results of operations and financial condition.
Further, while we carry insurance for the secondhand items in our distribution centers, the number of carriers which provide for such insurance has declined, which has resulted in increased premiums and deductibles. The insurance we do carry may not continue to be available on commercially reasonable terms and, in any event, may not be adequate to cover all possible losses that our business could suffer. In the event that we suffer a catastrophic loss of any or all of our distribution centers and the secondhand items in such facilities, our liabilities may exceed the maximum insurance coverage amount, which would harm our business and results of operations.
Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could harm our business, results of operations and financial condition.
We currently rely on major vendors for our shipping of purchases to buyers and the shipping of supplied secondhand items by sellers. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, such as the increased volume of deliveries due to shelter-in-place orders associated with the COVID-19 pandemic, it could negatively impact our business and results of operations and negatively affect the experiences of our buyers and sellers, which could affect the degree to which they continue to buy and supply secondhand items on our marketplace. In addition, our ability to receive inbound secondhand items efficiently and ship secondhand items to buyers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, disruptions and/or delays due to business closures and shelter-in-place orders like those associated with the COVID-19 pandemic and similar factors. Disruption to delivery services due to inclement weather could result in delays that could adversely affect our reputation, business and results of operations. If our secondhand items are not delivered in a timely fashion or are damaged or lost during the supply or the delivery process, our buyers or sellers could become dissatisfied and cease using our marketplace, which could adversely affect our business and results of operations.

Our advertising activity and strategic RaaS offerings may fail to efficiently drive growth in buyers and sellers, which could harm our business, results of operations and financial condition.
Our future growth and potential profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs as well as our strategic RaaS offerings, and we are investing heavily in these activities. Our advertising activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to:
•determine the effective creative message and media mix for advertising, marketing and promotional expenditures;
•select the right markets, media and specific media vehicles in which to advertise;
•identify the most effective and efficient level of spending in each market, media and specific media vehicle; and
•effectively manage marketing costs, including creative and media expenses, to maintain acceptable buyer and seller acquisition costs.
We closely monitor the effectiveness of our advertising campaigns and changes in the advertising market, and adjust or re-allocate our advertising spend across channels, customer segments and geographic markets in real-time to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth. Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current channels, which, in turn, could adversely affect our results of operations.
Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our buyer and seller base could be adversely affected, our brand could suffer and our business, results of operations and financial condition could be harmed.
We have invested and expect to continue to invest significant time and resources into our RaaS offerings and our RaaS clients include national retail stores, premium women’s fashion brands, fashion-focused e-commerce sites and marketplaces for the buying and selling of secondhand items. We maintain a robust and varied set of RaaS offerings including provision of our Clean Out Kits at our RaaS clients’ retail stores, our cash out marketplace offering, white-label resale shops, the resale of worn retail items provided to us by our RaaS clients and cross-listing our products on our RaaS clients’ websites. See the section titled “Business—The thredUP Product Experience—For Resale-as-a-Service (RaaS) Clients” for additional information about our RaaS clients and RaaS offerings. To grow our business and build out our marketplace, we anticipate that we will continue to depend on relationships with third parties. Identifying RaaS clients, and negotiating, documenting and maintaining relationships with them, requires significant time and resources. Further, our competitors may be effective in providing incentives to third parties to favor their offerings over our marketplace, mobile application or in-store offerings.
There is significant uncertainty around the future profitability of our RaaS offerings and whether they will result in an increased number of new and repeat buyers, an increased number of new and repeat sellers selling high-quality secondhand items, increased awareness of our brand and an additional source of revenue. The effectiveness of some of these RaaS offerings was also disrupted by the COVID-19 pandemic and associated shelter-in-place orders. Further, if the retail industry suffers in general, there may be fewer customers visiting our RaaS clients’ retail stores and buying secondhand items in our pop-up shops, our RaaS clients may discontinue our pop-ups and white-label resale shops in an effort to cut back newer partnerships and our kit distribution offering for gift cards to our clients’ stores could be less desirable. Additionally, our RaaS clients could go out of business or declare bankruptcy. If our RaaS offerings are not profitable and do not result in us acquiring a high-quality supply of secondhand items from our RaaS clients and/or their customers, who become our sellers, and reaching additional buyers, our business, results of operations and financial condition could be harmed.
We rely on third parties to drive traffic to our website and mobile application, and these providers may change their algorithms or pricing in ways that could negatively impact our business, results of operations, financial condition and prospects.
We rely in part on digital advertising, including search engine marketing and social media advertising, to promote awareness of our marketplace, grow our business, attract new buyers and sellers and retain existing buyers and sellers. In particular, we rely on search engines, such as Google, the major mobile application stores and social media platforms such as Facebook and Instagram as important marketing channels. In addition to purchasing traditional advertising space on search engines and social media platforms, we also partner with influencers on Instagram who promote their buying and selling of secondhand items through our marketplace to their followers. Search engine companies, social media platforms or mobile application stores that we advertise our marketplace through may determine that we are not in compliance with their guidelines and penalize us as a result. If search engines or social media platforms change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively add buyers and sellers to our website and mobile application. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing. We also cannot accurately predict if the followers of our Instagram influencer partners will be interested in buying and selling through our marketplace, or if our influencer partners will maintain their follower numbers throughout the time our partnerships. Our relationships with our marketing vendors are not long term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.
We may not succeed in promoting and maintaining our brand and reputation, which could harm our business and future growth.
We believe that maintaining our brand and reputation is critical to driving buyer and seller engagement. An important goal of our brand promotion strategy is establishing trust with our buyers and sellers.
For buyers, maintaining our brand and reputation requires that we foster trust through timely and reliable fulfillment of orders, responsive and effective customer service, a broad supply of desirable brands and secondhand items and an exciting and user-friendly interface on our marketplace, in our stores and through our partnerships. For sellers, maintaining our brand and reputation requires that we foster convenience with service that is convenient, consistent and timely. It also requires that we foster trust through consistent and transparent acceptance, payout and return processes and policies for secondhand items supplied to us, payouts that our sellers perceive to be adequate compensation for their items and responsive and effective customer service. If we fail to provide buyers or sellers with the service and experience they expect, or we experience buyer or seller complaints or negative publicity about our marketplace services, merchandise, delivery times or customer support, whether justified or not, the value of our brand could be harmed, which could harm our business and future growth. For example, disruption to processing of Clean Out Kits and distribution caused by COVID-19 has led and could potentially lead to additional delays in our ability to process secondhand items sellers send in for resale, resulting in delays in sellers receiving payouts and less refreshing of our supply on our marketplace, and could harm our brand and reputation.
We use data science to predict buyer and seller preferences, and if we do not accurately predict evolving preferences of our buyers and sellers it could harm our business, results of operations and financial condition.
Our success is in large part dependent upon our ability to anticipate and identify trends in the market for secondhand items in a timely manner and to obtain a supply of secondhand items that addresses those trends by attracting and retaining sellers who send in high-quality secondhand items. We use data science to predict buyer and seller preferences, which we in turn use to ensure our buyers are looking at secondhand items that they are interested in purchasing on our marketplace. There can be no assurance that our data science will accurately anticipate buyer or seller preferences and, if our predictions are inaccurate, we will not be able to optimize our buyers’ and sellers’ experience on our marketplace. Lead times relating to these changing preferences may make it difficult for us to respond rapidly to new or changing trends. We have begun to expand our offerings beyond our core marketplace and to expand our RaaS offerings and the impact on our business from these new offerings and RaaS offerings is not clear as it is difficult to accurately predict buyer and seller preferences. To the extent we do not accurately predict the evolving preferences of our buyers and sellers, it could harm our business, results of operations and financial condition.
Certain estimates of market opportunity and our buyer and seller metrics included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.
This prospectus includes our internal estimates of the addressable market for thredUP and metrics related to our buyers and sellers. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size of our target market, market demand, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.
Certain metrics presented in this prospectus, including the numbers of Active Buyers and Active Sellers, are based on internal company data, assumptions and estimates and we use these numbers in managing our business. We believe that these figures are reasonable estimates, and we take measures to improve their accuracy, such as eliminating known fictitious or duplicate accounts. There are, however, inherent challenges in gathering accurate data across large online and mobile populations. For example, there may be individuals who have multiple email accounts in violation of our terms of service, despite our efforts to detect and enforce our terms of service. If individuals have multiple unique email addresses that are undetected, then we could be overestimating the number of Active Buyers or Active Sellers. We regularly review and may adjust our processes for calculating these metrics to improve their accuracy. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations and financial condition would be harmed.

Greater than expected returns could have a negative impact on our revenue.
We allow buyers to return certain purchases from our website and mobile application under our return policy. We record a reserve for returns against proceeds to us from the resale of secondhand items on our marketplace in calculating revenue. We estimate this reserve based on historical return trends. The introduction of new products in the retail market, changes in consumer confidence or other competitive and general economic conditions may cause actual returns to exceed our reserve for returns. From time to time, the secondhand items sold through our marketplace are damaged in transit which can increase return rates, increase our costs and harm our brand. Returned items may also be damaged in transit as part of the return process, which can significantly impact the price we are able to charge for such items on our marketplace. Any significant increase in returns that exceeds our reserves could adversely affect our revenue and results of operations.
As an online secondhand marketplace, our success depends on the accuracy of our item acceptance process. Failure by us to identify counterfeit or stolen retail items could adversely affect our reputation and expose us to liability for the resale of counterfeit or stolen items.
Our success depends on our ability to accurately and cost-effectively determine whether a secondhand item offered for resale is an authentic product. From time to time we receive counterfeit secondhand items through our sellers. While we have invested in our authentication processes and we reject any retail items we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item that is supplied to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. We refund the cost of an item to a buyer if the buyer questions its authenticity and returns the item. The resale of any counterfeit items may damage our reputation as a trusted marketplace for secondhand items, which may impact our ability to attract and maintain repeat buyers and sellers. We may also be subject to allegations that an item we sold is not authentic despite our efforts to inspect such item. Such controversy could negatively impact our reputation and brand and harm our business and results of operations.
Additionally, we may fail to prevent sellers from supplying stolen items. Government regulators and law enforcement officials may allege that our services violate, or aid and abet violations of certain laws, including laws restricting or prohibiting the transferability and, by extension, the resale, of stolen items. Our form of seller terms includes a representation that the seller has the necessary right and title to the secondhand items they may resell. Our terms of use prohibit the listing of stolen or otherwise illegal products. If these terms prove inadequate, we may be required to spend substantial resources to take additional protective measures which could negatively impact our operations. Any costs incurred as a result of potential liability relating to the alleged or actual resale of stolen items could harm our business. In addition, negative publicity relating to the actual or perceived listing or resale of stolen items using our services could damage our reputation and make our buyers and sellers reluctant to use our services. To the extent any of this occurs, it could harm our business or damage our reputation and we could face liability for such unlawful activities. Despite measures taken by us to detect stolen items, to cooperate fully with law enforcement, and to respond to inquiries regarding potentially stolen items, any resulting claims or liabilities could harm our business.
Risks Relating to Information Technology, Intellectual Property, Data Security and Privacy
Compromises of our data security could cause us to incur unexpected expenses and may materially harm our reputation and results of operations.
In the ordinary course of our business, we collect, process and store certain personal information and other data relating to individuals, such as our buyers, sellers and employees. We also maintain other information, such as our trade secrets and confidential business information and certain confidential information of third parties, that is sensitive and that we seek to protect. We rely substantially on commercially available systems, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. We or our vendors have been in the past and could be in the future the subject of hacking, social engineering, phishing attacks or other attacks. Due to these or other causes, we or our vendors have in the past and may in the future suffer a data breach or other security incident. These incidents have allowed, and may in the future continue to allow, hackers or other unauthorized parties to gain access to personal information or other data, including payment card data or confidential business information, and we might not discover such issues for an extended period. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target. As a result, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. We expect to incur ongoing costs associated with the detection and prevention of security breaches and other security-related incidents. We may incur additional costs in the event of a security breach or other security-related incident. Any actual or perceived compromise of our systems or data security measures or those of third parties with whom we do business, or any failure to prevent or mitigate the loss of personal or other confidential information and delays in detecting or providing notice of any such compromise or loss could disrupt our operations, harm the perception of our security measures, damage our reputation, cause some participants to decrease or stop their use of our marketplace and subject us to litigation, government action, increased transaction fees, regulatory fines or penalties or other additional costs and liabilities that could adversely affect our business, results of operations and financial condition.
We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business, results of operations, financial condition and reputation.
In addition, the changes in our work environment as a result of the COVID-19 pandemic could impact the security of our systems, as well as our ability to protect against attacks and detect and respond to them quickly. Any rapid adoption by us of third-party services designed to enable the transition to a remote workforce also may introduce security risk that is not fully mitigated prior to the use of these services. We may also be subject to increased cyber-attacks, such as phishing attacks by threat actors using the attention placed on the COVID-19 pandemic as a method for targeting our personnel.
Our use and other processing of personal information and other data is subject to laws and regulations relating to privacy, data protection and information security. Changes in such laws or regulations, or any actual or perceived failure by us to comply with such laws and regulations, our privacy policies and/or contractual obligations, could adversely affect our business, results of operations and financial condition.
We collect, maintain and otherwise process significant amounts of personal information and other data relating to our buyers, sellers and employees. Numerous state, federal and international laws, rules and regulations govern the collection, use and protection of personal information and other types of data we collect, use, disclose and otherwise process. Such requirements are constantly evolving, and we expect that there will continue to be new proposed requirements relating to privacy, data protection and information security in the United States and other jurisdictions, or changes in the interpretation of existing privacy requirements. For example, the California Consumer Privacy Act, or CCPA, took effect on January 1, 2020 and broadly defines personal information, imposes stringent consumer data protection requirements, gives California residents expanded privacy rights, provides for civil penalties for violations and introduces a private right of action for data breaches. Additionally, on November 3, 2020, Proposition 24 was approved in California which creates a new privacy law, the California Privacy Rights Act, or CPRA. The CPRA creates additional obligations relating to personal information that will take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). The CPRA’s implementing regulations are expected on or before July 1, 2022, and enforcement is scheduled to begin July 1, 2023. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. Additionally, the CCPA has prompted other states to propose and enact similar laws and regulations relating to privacy. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, which becomes effective on January 1, 2023, and on June 8, 2021, Colorado enacted the Colorado Privacy Act, or CPA, which takes effect on July 1, 2023. The CDPA and CPA share similarities with the CCPA, the CPRA, and legislation proposed in other states. Aspects of the CCPA, CPRA, CDPA, and CPA, and their interpretation, remain unclear, and we cannot yet fully predict the impact of these laws or regulations on our business or operations.
Further, to the extent our operations expand internationally, including in connection with the Proposed Acquisition, we may become subject to additional laws and regulations relating to privacy and data protection. Foreign laws and regulations relating to privacy and data protection often are more restrictive than those in the United States. Regulatory authorities in the European Economic Area, or EEA, for example, traditionally have imposed stricter obligations under laws and regulations relating to privacy and data protection than the United States. In May 2018, the European Union’s regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals in the EEA. The GDPR provides for substantial penalties for non-compliance, which may result in monetary penalties of up to 20 million Euros or 4% of a company’s worldwide turnover, whichever is greater. Aspects of data protection laws and regulations in the EEA, including those relating to cross-border data transfer and the use of cookies, are evolving rapidly and remain subject to substantial uncertainty. Additionally, outside of the EEA, many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and localized storage of data, and new countries and territories are adopting such legislation or other obligations with increasing frequency. There is no harmonized approach to these laws and regulations globally. Consequently, international expansion, including in connection with the Proposed Acquisition, increases our risk of non-compliance with applicable foreign data protection laws and regulations.
Future requirements, or changes in the interpretation of existing requirements, relating to privacy, data protection and information security may require us to implement privacy and security policies, provide certain types of notices, grant certain rights to individuals, inform individuals of security breaches, and, in some cases, obtain individuals’ consent to use personal data for certain purposes. These requirements may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. We cannot yet fully determine the impact that such future requirements may have on our business or operations. Additionally, we are subject to the terms of our privacy policies and notices and may be bound by contractual requirements applicable to our collection, use, processing, security and disclosure of personal information, and may be bound by or alleged to be subject to, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.
Any failure or perceived failure by us or any third parties with which we do business to comply with these privacy requirements, with our posted privacy policies or with other obligations to which we or such third parties are or may become subject relating to privacy, data protection or information security, may result in investigations or enforcement actions against us by governmental entities, private claims, public statements against us by consumer advocacy groups or others, and fines, penalties or other liabilities. For example, California consumers whose information has been subject to a security incident may bring civil suits under the CCPA, for statutory damages between $100 and $750 per consumer. Any such action would be expensive to defend, likely would damage our reputation and market position, could result in substantial liability and could adversely affect our business and results of operations.
Further, in view of new or modified requirements relating to privacy, data protection or information security, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices, and to expend significant resources to adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new features could be limited. Privacy, data protection and information security concerns, whether valid or not valid, may inhibit the use and growth of our marketplace, particularly in certain foreign countries. Additionally, public scrutiny of or complaints about technology companies or their data practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.
Interruptions or delays in the services provided by third-party data centers, Internet service providers or our payment processors could prevent existing and potential buyers and sellers from accessing our marketplace, and our business could suffer.
Our reputation and ability to attract and retain buyers and sellers depends in part on the reliable performance of our network infrastructure and content delivery process. We have experienced, and expect that in the future we may experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints which could affect the availability of services on our marketplace and prevent or inhibit the ability of buyers to access our marketplace or complete purchases on our marketplace through our website or mobile application.
We currently host our marketplace and support our operations using Amazon Web Services, or AWS, data centers, a provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our service, destroy user content, or prevent us from being able to continuously back up or record changes in our users’ content. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our marketplace, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our marketplace could damage our reputation with current buyers and sellers, expose us to liability, make it difficult to attract and retain new and existing buyers and sellers, or otherwise harm our business. In particular, volume of traffic and activity on our marketplace spikes on certain days and during certain periods of the year, such as during a holiday promotion. Any interruption to the availability of our marketplace would be particularly problematic if it were to occur at such a high-volume time. In addition, we use multiple third-party payment processors to process payments made by buyers or to sellers on our marketplace. Any disruption or failure in the services we receive from our third-party payment processors could prevent us from being able to effectively operate our marketplace and likewise could harm our business, results of operations and financial condition.
If AWS or our third-party payment processors terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we would need to find alternative data centers, Internet service providers and third-party payment processors and may not be able to secure similar terms or replace such payment processors in an acceptable timeframe. Further, the services provided by such alternate providers may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. In particular, should we or AWS decide to terminate our contract for cloud infrastructure services for any reason, transitioning our cloud infrastructure to an alternative provider could potentially be disruptive, and we may incur significant costs for a short period of time. Any of these risks could cause us to lose our ability to accept online payments, make payments to sellers or conduct other payment transactions, any of which could make our marketplace less convenient and attractive and adversely affect our ability to attract and retain buyers and sellers, which could harm our business, results of operations and financial condition.

Activity on mobile devices by buyers and sellers depends upon effective use of mobile operating systems, networks and standards that we do not control.
Purchases using mobile devices by buyers and sellers generally, and by our buyers and sellers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are dependent on our buyers and sellers downloading our specific mobile applications for their particular device or accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple or Google, if our applications receive unfavorable treatment compared to competing applications, such as the order of our mobile application in the Apple App Store or Google Play, if we face increased costs to distribute or have buyers and sellers use our mobile applications or if our mobile application is no longer available with certain providers of mobile operating systems or mobile application download stores. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitors could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our buyers and sellers to access and use our sites on mobile devices, or if our buyers and sellers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, this could harm our business, results of operations and financial condition.
We may be accused of infringing intellectual property or other proprietary rights of third parties.
We have been in the past and may be accused in the future of infringing intellectual property or other proprietary rights of third parties. We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets, or otherwise infringed or violated their proprietary rights, such as the right of publicity. For example, although we require our employees to not use the proprietary information or know-how of others in their work for us, we may become subject to claims that these employees have divulged, or we have used, proprietary information of these employees’ former employers. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. In addition, if such claims are valid, we may lose valuable intellectual property rights or personnel, which could harm our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our results of operations.
If we cannot successfully protect our intellectual property, our business could suffer.
We rely on a combination of intellectual property rights, contractual protections and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on patent, copyright and trade secret laws to protect our proprietary technologies and processes, including the automated operations systems and machine learning technology we use throughout our business. Others may independently develop the same or similar technologies and processes or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered trademarks “THREDUP” and “Think Secondhand First” and our logos and taglines. Our trademarks are valuable assets that support our brand and buyers’ perception of our services and merchandise. We have registered trademarks in Australia, Canada, the European Union, Japan, South Korea, Mexico, the United Kingdom and the United States. We also hold the rights to the “thredup.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our results of operations would be adversely impacted. Further, to the extent we pursue additional patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships, partnerships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our automation technologies or technologies related to our marketplace.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
We use open source software in our marketplace, which could negatively affect our ability to operate our business and subject us to litigation or other actions.
We use open source software to facilitate the development and operation of our marketplace, including our website and mobile application, and may use more open source software in the future. From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to operate our marketplace. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition, or require us to devote additional research and development resources to change our marketplace. In addition, if we were to combine our proprietary source code or software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our marketplace, or certain aspects of our marketplace, incur additional costs, or take other remedial actions.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures or will not subject us to liability.
We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.
We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services, payment processing services, certain aspects of distribution center automation and customer relationship management services. We also use Google services for our business emails, file storage and communications. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our business and marketplace to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in the launch of new offerings on our marketplace until equivalent technology can be identified, licensed or developed, and integrated into our business and marketplace. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.
Our success depends, in part, on the integrity and scalability of our systems and infrastructures as well as our ability to integrate with our partners. System interruption and the lack of integration, redundancy and scalability in these systems and infrastructures may harm our business, results of operations and financial condition.
Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including our website and mobile app, information and related systems. Further, to maintain our strategic relationships with our partners, our systems and infrastructure must be seamlessly integrated and interoperable with our partners’ systems, including those of our RaaS clients, which may cause us to incur significant upfront and maintenance costs as some of our RaaS offerings may involve development of a variety of technologies, data formats, applications, systems and infrastructure. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate our website or mobile app, process and fulfill transactions, maintain coordination between our website and those of certain of our RaaS clients, respond to customer inquiries and generally maintain cost-efficient operations. As our business has grown in size and complexity, the growth has placed, and will continue to place, significant demands on our information systems and infrastructure. To effectively manage this growth, we expect to commit significant financial resources and personnel to maintain and enhance existing systems and develop or acquire new systems to keep pace with continuing changes in our business and information processing technology as well as evolving industry, regulatory and accounting standards. If the information we rely upon to run our businesses is determined to be inaccurate or unreliable, or if we fail to properly maintain or enhance our internal information systems and infrastructure, we could experience operational disruptions, customer disputes, significant deficiencies or material weaknesses in our internal controls, incur increased operating and administrative expenses, lose our ability to produce timely and accurate financial reports or suffer other adverse consequences which could harm our results of operations. We also rely on third-party computer systems, broadband and other communications systems and service providers in connection with providing access to our marketplace generally. Any interruptions, outages or delays in our systems and infrastructure, our business and/or third parties or deterioration in the performance of these systems and infrastructure, could impair our ability to provide access to our marketplace. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, other natural disasters, acts of war or terrorism and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructure at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing access to our marketplace. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these events were to occur, it could harm our business, results of operations and financial condition.
Risks Relating to Legal, Regulatory, Accounting and Tax Matters
Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.
In connection with the audits of our 2018, 2019 and 2020 consolidated financial statements, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Our material weakness related to the following control deficiencies:
•We did not design and maintain effective control over our accounting and proprietary data systems used in our financial reporting process. These systems lacked controls over user access, program change management, computer operation and data validation to ensure that IT program and data changes affecting financial accounting applications and underlying accounting records are identified, tested, authorized and implemented appropriately.
•We did not design and maintain adequate controls over the preparation and review of certain account reconciliations and journal entries. Specifically, we did not design and maintain controls and we did not maintain a sufficient complement of accounting personnel to ensure (i) the appropriate segregation of duties in the preparation and review of account reconciliations and journal entries and (ii) account reconciliations were prepared and reviewed at the appropriate level of precision on a consistent and timely basis.
The deficiencies described above, if not remediated, could result in a misstatement of one or more account balances or disclosures in our annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness.
To address our material weakness, we have added accounting, finance and information technology personnel and implemented new financial accounting processes. We intend to continue to take steps to remediate the material weakness described above through implementing enhancements and controls within our accounting and proprietary systems, hiring additional qualified accounting, finance and information technology resources and further evolving our accounting and quarterly close processes. We will not be able to fully remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time. The redesign and implementation of improvements to our accounting and proprietary systems and controls may be costly and time consuming and the cost to remediate may impair our results of operations in the future.
If we fail to remediate our material weakness, identify future material weaknesses in our internal control over financial reporting or fail to meet the demands that have been placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations.

Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, results of operations and financial condition could suffer.
Failure to comply with applicable laws or regulations, including those relating to the resale of secondhand items, or changes to such laws, rules or regulations may subject us to fines, penalties, registration and approval or other governmental enforcement action.
Our business and financial condition could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the internet and e-commerce, such as geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection, privacy and escheatment. As a result, regulatory authorities could prevent or temporarily suspend us from conducting some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our marketplace, limit marketing methods and capabilities, affect our growth, increase costs or subject us to additional liabilities. In addition, if we were to expand internationally, we would be subject to additional regulation.
For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce. Regulations and laws specifically governing the internet and e-commerce may involve taxes, privacy, data protection and data security, consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the internet, marketing communications and advertising, content protection, electronic contracts or gift cards. Such regulations and laws may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. California’s Automatic Renewal Law, for example, requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with buyers and sellers. As a result, a wave of consumer class action lawsuits was brought against companies that offer online products and services on a subscription or recurring basis. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.
The resale of secondhand items through our marketplace is subject to regulation, including by regulatory bodies such as the U.S. Consumer Product Safety Commission, the Federal Trade Commission, the U.S. Fish and Wildlife Service and other international, federal, state and local governments and regulatory authorities. These laws and regulations are complex, vary from state to state and change often. We monitor these laws and regulations and adjust our business practices as warranted to comply. We receive our supply of secondhand items from numerous sellers located in all 50 U.S. states, and the items we receive from our sellers may contain materials such as fur, snakeskin and other exotic animal product components, that are subject to regulation. Our standard seller terms and conditions require sellers to comply with applicable laws when sending us their secondhand items. Failure of our sellers to comply with applicable laws, regulations and contractual requirements could lead to litigation or other claims against us, resulting in increased legal expenses and costs. In addition, while all of our vendor agreements contain a standard indemnification provision, certain vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations which may harm our business. Moreover, failure by us to effectively monitor the application of these laws and regulations to our business, and to comply with such laws and regulations, may negatively affect our brand and subject us to penalties and fines.

Numerous U.S. states and municipalities, including the States of California and New York, have regulations regarding the handling of secondhand items and licensing requirements of secondhand dealers. Such government regulations could require us to change the way we conduct business, such as prohibiting or otherwise restricting the sale or shipment of certain items in some locations. These regulations could result in increased costs or reduced revenue. We could also be subject to fines or other penalties that could harm our business.
Additionally, supplied secondhand items could be subject to recalls and other remedial actions and product safety, labeling and licensing concerns may require us to voluntarily remove selected secondhand items from our marketplace. Such recalls or voluntary removal of items can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have an adverse effect on our results of operations. Some of the secondhand items sold through our marketplace may expose us to product liability claims and litigation or regulatory action relating to personal injury, environmental or property damage. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all.
Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and could harm our business, results of operations and financial condition.
We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers, and claims that a buyer did not authorize a purchase. In addition, as part of the payment processing process, our buyers’ and sellers’ credit and debit card information is transmitted to our third-party payment processors, and we may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our buyers’ and sellers’ credit or debit card information if the security of our third-party credit card payment processors are breached.
Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase.
We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our buyers and sellers in addition to the consequences that could arise from such action or inaction violating or being alleged to violate applicable laws, regulations, contractual obligations or other obligations, including those regulating to privacy, data protection and data security as outlined above, including harm to our reputation and market position. Any of these could have an adverse impact on our business, results of operations, financial condition and prospects. Our failure to adequately prevent fraudulent transactions could damage our reputation and market position, result in claims, litigation or regulatory investigations and proceedings or lead to expenses that could harm our business, results of operations and financial condition.
We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition.
In the ordinary course of business, we have in the past and may in the future be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, antitrust, alleged securities law violations or other investor claims, claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation.
Our directors and executive officers may also be subject to litigation. The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, our amended and restated bylaws and indemnification agreements that we entered into with our directors and executive officers provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. These insurance policies may not cover all potential claims made against our directors and executive officers, may not be available to us in the future at a reasonable rate and may not be adequate to indemnify us for all liability that may be imposed. See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”
As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not harm our business, results of operations and financial condition.
We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and will become subject to similar anti-corruption and anti-bribery laws to the extent of the international expansion of our operations, including in connection with the Proposed Acquisition. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies, their employees and third-party business partners, representatives and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. If we further expand our business internationally beyond our minimal sales into Canada and our expansion into Europe in connection with the Proposed Acquisition, our risks under these laws would increase.
In addition, in the future we may use third parties to operate our marketplace or otherwise conduct business on our behalf, abroad. We or such future third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third parties, and our employees, business partners, representatives, and agents, even if we do not explicitly authorize such activities. We cannot assure you that all our employees, business partners, representatives, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA or other applicable anti-corruption laws and anti-bribery laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers or our employees, disgorgement of profits, and other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could harm our reputation, business, results of operations, financial condition and prospects and the price of our Class A common stock.
Labor-related matters, including labor disputes, may adversely affect our operations.
None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in merchandising operations and shipping, and increases in our labor costs, which could harm our business, results of operations and financial condition.
In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act, or ERISA, and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.
In January 2021, we filed an Illinois Worker Adjustment and Retraining Notification Act notice related to our plan to close our Illinois distribution center (DC03) and reduce our workforce. The closure of DC03 could give rise to additional employment law-related claims and litigation, which could harm our business, results of operations and financial condition.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting and remediate a material weakness in our internal control over financial reporting. For example, we have worked to improve the controls around our key accounting processes and our quarterly close process and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and remediate a material weakness in our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls or we may be unable to remediate the existing material weakness in our controls as discussed in “—Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.”
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market, or Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Changes in existing financial accounting standards or practices may harm our results of operations.
GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Adoption of such new standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
We could be required to pay or collect sales taxes in jurisdictions in which we do not currently do so, with respect to past or future sales. This could adversely affect our business and results of operations.
In 2018, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al., or Wayfair, that online sellers can be required to collect sales tax despite not having a physical presence in the state of the customer. In response to Wayfair, many state and local government taxing authorities have adopted, or begun to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. While we collect and remit sales taxes in every state that requires sales taxes to be collected, including states where we do not have a physical presence, the adoption of new laws by, or a successful assertion by the taxing authorities of, one or more state or local governments requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state and local taxing authorities of sales tax collection obligations on out-of-state e-commerce businesses could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have an adverse impact on our business and results of operations.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to or adverse application of existing tax laws could increase our costs and harm our business.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm our business operations, and our business, results of operations and financial condition. Further, application of income and tax laws is subject to interpretation and existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Although we believe our tax methodologies are compliant, a taxing authority’s final determination in the event of a tax audit could materially differ from our past or current methods for determining and complying with our tax obligations, including the calculation of our tax provisions and accruals. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential buyers and sellers may elect not to use our marketplace in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our compliance, operating and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.
The amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, tax authorities could review our tax returns and impose additional tax, interest and penalties and could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenue, which has contributed to an increase in audit activity and stricter enforcement by taxing authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial net operating losses, or NOLs, during our history. Subject to the limitations described below, unused NOLs generally may carry forward to offset future taxable income if we achieve profitability in the future, unless such NOLs expire under applicable tax laws. However, under the rules of Sections 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by a company. To date, we have not undertaken an analysis of whether we have experienced a change of control that would limit our ability to use our NOLs. As a result of these rules, in the event that it is determined that we have experienced an ownership change in the past, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any. In addition, under the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, the amount of post 2017 net operating losses that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year for taxable years beginning after December 31, 2020, where taxable income is determined without regard to the net operating loss deduction itself, and such NOLs may be carried forward indefinitely. Further, NOLs arising in taxable years beginning after December 31, 2020 cannot be carried back. Our NOLs may also be subject to limitations under state law. For example, California recently enacted legislation suspending the use of NOLs for taxable years 2020, 2021 and 2022 for many taxpayers. For these reasons, we may not be able to realize a tax benefit from the use of our net operating losses, whether or not we attain profitability.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.
We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We could be an emerging growth company for up to five years following the completion of the IPO. Our status as an emerging growth company will end as soon as any of the following takes place:
•the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;
•the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the completion of the IPO.
We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Risks Relating to Our Indebtedness and Liquidity
We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents, cash flow from operations, and amounts available under our loan and security agreement with Western Alliance Bank will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. Our loan and security agreement restricts our ability to incur additional indebtedness, requires us to maintain certain financial covenants and restricts our ability to pay dividends. If we conduct additional debt financing, the terms of such debt financing may be similar or more restrictive. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop our marketplace services;
•expand our categories of secondhand items;
•enhance our operating infrastructure; and
•expand the markets in which we operate and potentially acquire complementary businesses and technologies.
Our loan and security agreement provides our lender with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.
We are party to an amended and restated loan and security agreement with Western Alliance Bank, which contains a number of covenants that restrict our and our subsidiaries’ ability to, among other things, incur additional indebtedness, materially change our business, convey, sell, lease, transfer or dispose of the business or our property, except under certain circumstances, merge or consolidate with other companies or acquire other companies, create or incur liens, pay any dividends on our Class A common stock, make certain investments and engage in certain other activities. We are also required to maintain financial covenants, including minimum cash and liquidity requirements, a debt service requirement and quarterly minimum net revenue and revenue growth thresholds. The terms of our loan and security agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions.
As of December 31, 2019, we were not in compliance with our debt covenants regarding (i) limitations on capital expenditures, (ii) limitations on the maximum principal amount in our existing depository accounts without a control agreement, (iii) the requirement to transfer certain accounts to Western Alliance Bank and (iv) the delivery of financial information in a timely manner. As part of an amendment to the loan and security agreement in May 2020, the existing covenant defaults were waived and the covenants were revised to increase minimum cash and liquidity requirements, extend the timing of debt service requirements and add specific net revenue targets and revenue growth requirements. As part of a further amendment to the loan and security agreement in December 2020, the covenants were revised to amend the minimum cash and liquidity requirements, further extend the timing of debt service requirements, amend the specific net revenue targets and revenue growth requirements, and add a capital raising milestone requiring us to raise at least $50.0 million in equity or convertible debt by March 31, 2022, which was satisfied by the IPO. While we were in compliance with the revised covenants as of June 30, 2021, we may not be able to maintain compliance with the covenants in the future. A failure by us to comply with the covenants or payment requirements specified in the loan and security agreement could result in an event of default under the agreement, which would give the lender the right to terminate its commitments to provide loans under our loan and security agreement and to declare any and all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lender would have the right to proceed against the collateral in which we granted a security interest to them, which consists of substantially all our assets. If the debt under our loan and security agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could adversely affect our cash flows, business, results of operations and financial condition. Further, the terms of any new or additional financing may be on terms that are more restrictive or on terms that are less desirable to us.
Risks Relating to Our Offering and Ownership of Our Class A Common Stock
The market price of our Class A common stock has been, and will likely continue to be, volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the offering price, if at all. You may lose all or part of your investment.
The market price of our Class A common stock has been, and will likely continue to be, volatile. Since shares of our Class A common stock were sold in our initial public offering in March 2021 at a price of $14.00 per share, our stock price has ranged from $14.23 to $31.86 through July 28, 2021. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the offering price. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•overall performance of the equity markets and/or publicly-listed technology and retail companies;
•actual or anticipated fluctuations in our revenue or other operating metrics;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the financial projections we provide to the public or our failure to meet those projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;
•the economy as a whole and market conditions in our industry;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new services, features or capabilities, acquisitions, strategic partnerships or investments, joint ventures or capital commitments;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security;
•actual or perceived data privacy and cybersecurity incidents impacting us or others in our industry;
•lawsuits threatened or filed against us;
•any major change in our board of directors, management or key personnel;
•costs and timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), elections or responses to these events;
•whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

•the expiration or waiver of contractual lock-up or market standoff agreements; and
•sales of additional shares of our Class A common stock by us or our stockholders.
In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Often, stock prices of many companies have fluctuated in ways unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.
Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.
The dual-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to our IPO, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may depress the trading price of our Class A common stock.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we and the selling stockholders are offering in this offering, has one vote per share. Following this offering, the holders of shares of our Class B common stock will collectively own shares representing approximately 97.4% of the voting power of our outstanding capital stock as of March 31, 2021, and our directors, executive officers and their affiliates, will beneficially own in the aggregate 60.7% of the voting power of our outstanding capital stock as of March 31, 2021. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively control and will continue to control a majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval until March 30, 2028, when all outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. In addition, if our co-founder and Chief Executive Officer James Reinhart is terminated or resigns from his position as our Chief Executive Officer, then his shares of Class B common stock will automatically convert into shares of Class A common stock. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.
We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.
We cannot determine whether our dual-class structure has resulted in or will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the Company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
If securities or industry analysts do not publish research or cease publishing, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could be adversely affected.
The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts provide coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business or our market, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.
Sales of substantial amounts of our Class A common stock in the public markets, such as when our lock-up restrictions are released, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. Based on the total number of outstanding shares of our common stock as of March 31, 2021, upon completion of this offering, we will have outstanding a total of 20,224,369 shares of Class A common stock and 75,919,325 shares of Class B common stock. This figure assumes no exercise of outstanding options and gives effect to the issuance of 2,000,000 shares of Class A common stock by us on the completion of this offering.
Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. These securities will generally become available to be sold on September 22, 2021, 180 days after the date of the final prospectus relating to our IPO, with such 180-day period referred to as the IPO restricted period. Further, at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. In connection with this offering, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 4,424,369 shares (or up to 5,388,024 shares including the underwriters’ option to purchase additional shares), that are held by the selling stockholders (including certain of our affiliates and directors). In addition, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions for other stockholders under the lock-up agreements that were executed by holders under the investors’ rights agreement in connection with the IPO with respect to up to 651,210 shares (or up to 793,178 shares if the underwriters exercise their option to purchase additional shares in full), which may be sold by existing stockholders separately from this offering following completion of this offering, provided that such stockholders execute additional lock-up agreements substantially on the same terms as the selling stockholders selling in this offering with respect to their remaining shares, as described in the section titled “Underwriting (Conflicts of Interest).”
In addition, if (i) we have publicly released our earnings results for the quarterly period during which the IPO occurred, (ii) at least 120 days have elapsed since the date of the final prospectus relating to the IPO and (iii) the IPO restricted period is scheduled to end during a broadly applicable period during which trading in the Company’s securities would not be permitted under the Company’s insider trading policy, or a blackout period, or within five trading days prior to a blackout period, then the IPO restricted period shall end ten trading days prior to the commencement of the blackout period, provided that in the event that ten trading days prior to the commencement of the blackout period is earlier than 120 days after the date of the final prospectus relating to the IPO, the IPO restricted period shall end on the 120th day after the date of the final prospectus relating to the IPO, but only if such 120th day is at least five trading days prior to the commencement of the blackout period. We will announce the date of the any blackout-related early release at least two trading days in advance of any such early release. Since we have publicly released our earnings results for the quarterly period during which the IPO occurred and the IPO restricted period is scheduled to end during a blackout period, we expect the IPO restricted period to end early pursuant to such blackout-related early release on or about August 27, 2021. We will announce such anticipated black-out related early release as required under the terms of the IPO lock-up agreements.
Further, in connection with this offering, all of our executive officers, directors and selling stockholders entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 60 days following the date of this prospectus (provided that for our directors who are not selling any shares in this offering, such period will be 30 days after the date of this prospectus).
Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Shares held by directors, executive officers and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act of 1933, or the Securities Act, and various vesting agreements. See the section titled “Shares Eligible for Future Sale” for additional information.

In addition, as of March 31, 2021, we had 22,067,610 options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock. All of the shares of Class B common stock issuable upon the exercise of stock options and the shares reserved for future issuance under our equity incentive plans have been registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements, volume limitations under Rule 144 for our executive officers and directors and applicable vesting requirements.
Prior to this offering, the holders of up to 74,619,565 shares of our Class B common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.
Because the public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
The public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $21.79 per share, representing the difference between the price per share you pay for our Class A common stock and the net tangible book value per share as of March 31, 2021, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” below.
Our management will have broad discretion in the use of proceeds to us from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Due to the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our investors. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.
Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.
We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, contractors and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We do not intend to pay dividends on our Class A common stock in the foreseeable future and, consequently, the ability of Class A common stockholders to achieve a return on investment will depend on appreciation in the price of our Class A common stock.
We have never declared or paid any cash dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Further, our ability to pay dividends on our capital stock is subject to restrictions under the terms of our loan and security agreement with Western Alliance Bank. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control or changes in our management that the stockholders of our company may deem advantageous. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•provide that our board of directors is classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;
•require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only the Chairperson of our board of directors, our Chief Executive Officer, President or a majority of our board of directors is authorized to call a special meeting of stockholders;
•provide for a dual-class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the board of directors is expressly authorized to approve, alter or repeal our bylaws; and
•advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

Our amended and restated bylaws designate specific state or federal courts located as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;
•any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or
•any action asserting a claim that is governed by the internal affairs doctrine, or the Delaware Forum Provision.
The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Further, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Risks Relating to our Proposed Acquisition
Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.
We may in the future seek to acquire businesses, products or technologies that we believe could complement our business, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations, systems and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired business, operations, systems, technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may suffer.
The Proposed Acquisition may not be completed on the anticipated timeline, or at all, and the failure to complete the Proposed Acquisition could adversely affect our business, financial condition and results of operations, and the market price of our Class A common stock.
Each party’s obligation to consummate the Proposed Acquisition is subject to customary closing conditions and other deal specific closing conditions. There can be no assurance that all closing conditions will be satisfied or waived or that the Proposed Acquisition will be completed in a timely manner or at all. Certain of the conditions to completion of the Proposed Acquisition are not within either our or Remix’s control, and we cannot predict when or if these conditions will be satisfied or waived. The closing of the Proposed Acquisition is also dependent on the accuracy of representations and warranties made in the Share Purchase Agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the Share Purchase Agreement.
If the Proposed Acquisition is not completed within the expected timeframe, or at all, we may be subject to a number of material risks. For example, some costs related to the Proposed Acquisition must be paid whether or not the Proposed Acquisition is completed, and we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the Proposed Acquisition, as well as the diversion of management and resources towards the Proposed Acquisition, for which we will have received little or no benefit if completion of the Proposed Acquisition does not occur. We may also experience negative reactions from our investors, employees, and buyers.
If the Proposed Acquisition is not completed on the anticipated timeline, or at all, our business, results of operations, financial condition and the market price of our Class A common stock could be adversely affected.
Integrating Remix with our business may be more difficult, costly or time-consuming than expected, and we may not realize the expected benefits of the Proposed Acquisition, which may adversely affect our business, results of operations and financial condition.
If we experience greater than anticipated costs to integrate, or are not able to successfully integrate, Remix into our existing operations, we may not be able to achieve the anticipated benefits of the Proposed Acquisition, including growth opportunities. Even if the integration of Remix’s business is successful, we may not realize all of the anticipated benefits of the Proposed Acquisition in the time frame anticipated, or at all. For example, events outside our control, such as changes in laws and regulations, as well as economic trends, including as a result of the COVID-19 pandemic, could adversely affect our ability to realize the expected benefits from the Proposed Acquisition. Further, upon the closing of the Proposed Acquisition, we would become subject to additional laws and regulations, including those in the European Economic Area, such as the General Data Protection Regulation. Compliance with such laws and regulations will require resources and could be more costly and take more time than we anticipate, which could adversely affect our business.
An inability to realize the full extent of the anticipated benefits of the Proposed Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our business, revenue, operating expenses, results of operations and financial condition. In addition, it is possible that the integration process could result in the disruption of our ongoing business or inconsistencies in standards, controls, procedures and policies that may adversely affect our ability to maintain relationships with our buyers and RaaS clients or to achieve the anticipated benefits of the Proposed Acquisition. Integration efforts also may divert management attention and resources. For all of these reasons, we may not be able to achieve the anticipated benefits of the Proposed Acquisition, which could adversely affect our business, results of operations and financial condition and could cause the price of our Class A common stock to decline.
Remix may have liabilities that are not known to us.
Remix may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations in connection with the Proposed Acquisition. Following the completion of the Proposed Acquisition, we may learn additional information about Remix that materially and adversely affects us and Remix, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws and regulations. Even if we were able to seek an indemnification claim under the Share Purchase Agreement for such liabilities, we may not be able to fully recover our potential losses. Any such liabilities, individually or in the aggregate, could have an adverse effect on our business, results of operations and financial condition.
General Risks
We depend on our executive officers and other key technical, operational and sales employees and contractors, and the loss of one or more of these employees or contractors or an inability to attract and retain other highly skilled employees or contractors could harm our business.
Our success depends largely upon the continued services of our executive officers and other key technical, operational and sales employees and contractors. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our founder and Chief Executive Officer, or other executive officers or key technical, operational and sales employees and contractors could harm our business.
Volatility or lack of appreciation in the stock price of our Class A common stock may also affect our ability to attract and retain our executive officers and key technical, operational and sales employees and contractors. Many of our senior personnel and other key technical, operational and sales employees and contractors have become, or will soon become, vested in a substantial amount of stock or stock options. Employees and contractors may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our Class A common stock. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity and diversity that we believe we need to support our continued growth.
In addition, due to the financial risks presented by the COVID-19 pandemic, we implemented a variety of cost cutting initiatives and may need to implement additional cost cutting initiatives that may adversely affect our executive team, employees, contractors and business. For example, in April 2020, we reduced salaries by 20% for the vast majority of corporate employees, whose full salaries were restored in January 2021, and in June 2020, we laid off the staff at our three retail stores and permanently closed our retail stores during 2020. These measures may cause or result in disruption of our business, challenges in hiring critical employees and contractors and retaining key technical, operational and sales employees and contractors. Further, as some of our contractors are information technology, or IT, specialists in Ukraine, political turmoil, warfare, or terrorist attacks in Ukraine could negatively affect our contractors and our business.
Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.
We use social media, emails, push notifications and, in the future, will use text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, buyers or others. Information concerning us, our buyers, our sellers and the brands available on our marketplace, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation or business. Any such harm may be immediate without affording us an opportunity for redress or correction and could have an adverse effect on our reputation, business, results of operations, financial condition and prospects.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect that being a public company and being subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our revenue, cost of revenue and operating expenses and our ability to achieve and maintain future profitability;
•the sufficiency of our cash, cash equivalents and capital resources to meet our liquidity needs;
•our ability to effectively manage or sustain our growth and to effectively expand our operations;
•our strategies, plans, objectives and goals, including our expectations regarding future infrastructure investments;
•our ability to attract and retain buyers and sellers and the continued impact of network effects as we scale our platform;
•our ability to continue to provide new RaaS offerings that are future sources of revenue;
•trends in our key financial and operating metrics;
•our estimated market opportunity;
•economic and industry trends, projected growth or trend analysis;
•our ability to comply with laws and regulations;
•the effect of uncertainties related to the global COVID-19 pandemic and recovery therefrom on U.S. and global economies, our business, results of operations, financial condition, demand for secondhand items, sales cycles and buyer and seller retention;
•our ability to remediate our material weakness in our internal control over financial reporting;
•our expectations regarding the timing, consideration, terms and benefits of the Proposed Acquisition, as well as the expected impact of the Proposed Acquisition on our total revenue, gross margin and Adjusted EBITDA;
•the increased expenses associated with being a public company; and
•our anticipated uses of net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates and forecasts that are based on various sources, including independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:
•Ellen MacArthur Foundation, A new textiles economy: Redesigning fashion’s future, (2017. http://www.ellenmacarthurfoundation.org/publications).
•GlobalData plc consumer survey of women ages 18 and over in the United States, January 2019, or the GlobalData January 2019 Consumer Survey, which was commissioned by us.
•GlobalData plc consumer survey of women ages 18 and over in the United States, January 2020, or the GlobalData January 2020 Consumer Survey, which was commissioned by us.
•GlobalData plc consumer survey of consumers ages 18 and over in the United States, April 2021, or the GlobalData April 2021 Consumer Survey, which was commissioned by us.
•GlobalData plc fashion retailer survey of 50 U.S. fashion (apparel, accessories, footwear) retailers about their circular fashion goals, January 2020, or the GlobalData Fashion Retailer Survey, which was commissioned by us.
•GlobalData plc, market sizing survey, April 2021, or the GlobalData Market Survey, which was commissioned by us.
•GlobalData plc, market sizing survey, July 2021, or the GlobalData Market Survey Extension, which was commissioned by us and is an extension of the GlobalData Market Survey.
•Green Story Inc., “Comparative Life Cycle Assessment (LCA) of second-hand vs new clothing,” May 2019, which was commissioned by us to quantify the potential positive environmental impact of buying secondhand items instead of new items.
•“Media Kit.” Secondary Materials and Recycled Textiles. Smartasn.org. Accessed on September 25, 2020.
•“Facts and Figures about Materials, Waste and Recycling—Textiles: Material-Specific Data.” United States Environmental Protection Agency. epa.gov. Accessed on September 25, 2020.
•Quantis, “Measuring Fashion: Environmental Impact of the Global Apparel and Footwear Industries Study,” 2018.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $45.3 million, based upon the offering price of $24.25 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds that we will receive from this offering for working capital, other general corporate purposes and to fund our growth strategies, including continued investments in our business. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets, which may include the Proposed Acquisition. Other than the Proposed Acquisition, we have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.
We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY
We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, our ability to pay dividends on our capital stock is subject to restrictions under the terms of our loan and security agreement with Western Alliance Bank, as amended. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash, cash equivalents and our capitalization, as of March 31, 2021, as follows:
•on an actual basis; and
•on an as adjusted basis, giving effect to (i) the sale and issuance by us of 2,000,000 shares of our Class A common stock in this offering, based on the offering price of $24.25 per share, (ii) the automatic conversion of 4,424,369 shares of our Class B common stock into an equivalent number of shares of our Class A common stock that will be sold by the selling stockholders in this offering, and (iii) the application of the net proceeds to us after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
You should read this table together with our consolidated financial statements and related notes and the sections titled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted
	(in thousands, except for share and per share data)
Cash and cash equivalents	$246,514	$291,837
Long-term debt	39,056	39,056
Stockholders’ equity:
Preferred stock, par value $0.0001 per share: 100,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Class A common stock, par value $0.0001 per share: 1,000,000,000 shares authorized, 13,800,000 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 20,224,369 shares issued and outstanding, as adjusted	1	2
Class B common stock, par value $0.0001 per share: 120,000,000 shares authorized, 80,343,694 shares issued and outstanding, actual; 120,000,000 shares authorized, 75,919,325 shares issued and outstanding, as adjusted	8	8
Additional paid-in capital	459,756	505,078
Accumulated other comprehensive income	—	—
Accumulated deficit	(268,338)	(268,338)
Total stockholders’ equity	191,427	236,750
Total capitalization	$230,483	$275,806
If the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders were exercised in full or in part, as adjusted Class A common stock shares issued and outstanding would increase and as adjusted Class B common stock shares issued and outstanding would decrease to the extent of such exercise.
The as adjusted column in the table above is based on 13,800,000 shares of Class A and 80,343,694 shares of Class B common stock outstanding as of March 31, 2021 and excludes:
•22,067,610 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.04 per share;

•96,426 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;
•133,209 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions that were granted after March 31, 2021;
•138,209 shares of Class B common stock issuable pursuant to warrants to purchase shares of our Class B common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $6.31 per share, which were net exercised for a total of 103,806 shares of Class B common stock subsequent to March 31, 2021; and
•14,319,569 shares of our Class A common stock reserved for future issuance under our share-based compensation plans, consisting of:
•11,319,569 shares of our Class A common stock reserved for future issuance under our 2021 Plan as of March 31, 2021; and
•3,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, as of March 31, 2021.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2010 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our net tangible book value as of March 31, 2021 was $191.4 million, or $2.03 per share.
After giving effect to the sale by us of 2,000,000 shares of our Class A common stock in this offering at the offering price of $24.25 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been $236.8 million, or $2.46 per share. This represents an immediate increase in net tangible book value of $0.43 per share to our existing stockholders and immediate dilution of $21.79 per share to investors purchasing shares of our Class A common stock in this offering at the offering price. The following table illustrates this dilution:

Offering price per share		$24.25
Net tangible book value (deficit) per share as of March 31, 2021	$2.03
Increase in net tangible book value (deficit) per share attributable to new investors in this offering	0.43
As adjusted net tangible book value per share immediately after this offering	$2.46
Dilution per share to new investors in this offering		$21.79
In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution.
The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 13,800,000 shares of Class A and 80,343,694 shares of Class B common stock outstanding as of March 31, 2021 and excludes:
•22,067,610 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.04 per share;
•96,426 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;
•133,209 RSUs for shares of our Class A common stock that are issuable upon satisfaction of service conditions that were granted after March 31, 2021;
•138,209 shares of Class B common stock issuable pursuant to warrants to purchase shares of our Class B common stock outstanding as of March 31, 2021, with a weighted-average exercise price of $6.31 per share, which were net exercised for a total of 103,806 shares of Class B common stock subsequent to March 31, 2021; and
•14,319,569 shares of our Class A common stock reserved for future issuance under our share-based compensation plans, consisting of:

•11,319,569 shares of our Class A common stock reserved for future issuance under our 2021 Plan as of March 31, 2021; and
•3,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, as of March 31, 2021.
Each of our 2021 Plan and ESPP provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2010 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Consolidated Financial and Other Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full calendar year or any other period.
Overview
thredUP is one of the world’s largest online resale platforms for women’s and kids’ apparel, shoes and accessories. Our custom-built operating platform is powering the rapidly emerging resale economy, the fastest growing sector in retail, according to the GlobalData Market Survey. As of March 31, 2021, we had 1.29 million Active Buyers and 424,000 Active Sellers. thredUP’s platform consists of distributed processing infrastructure, proprietary software and systems and data science expertise. Since our founding in 2009, we have processed over 125 million unique secondhand items from 35,000 brands across 100 categories, saving our buyers an estimated $3.3 billion off estimated retail price. We estimate that we have positively impacted the environment by saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water simply by empowering consumers to buy and sell secondhand. The traditional fashion industry is one of the most environmentally damaging sectors in the global economy and we believe our scalable resale business model is a powerful solution to the fashion industry’s wastefulness.
thredUP’s proprietary operating platform is the foundation for our managed marketplace, where we have bridged online and offline technology to make the buying and selling of tens of millions of unique items easy and fun. The marketplace we have built enables buyers to browse and purchase resale items for women’s and kids’ apparel, shoes and accessories across a wide range of price points. Buyers love shopping value, premium and luxury brands all in one place, at up to 90% off estimated retail price. Sellers love thredUP because we make it easy to clean out their closets and unlock value for themselves or for the charity of their choice while doing good for the planet. Sellers order a Clean Out Kit, fill it and return it to us using our prepaid label. We take it from there and do the work to make those items available for resale. In 2018, based on our success with consumers directly, we extended our platform to enable brands and retailers to participate in the resale economy. A number of the world’s leading brands and retailers are already taking advantage of our RaaS offering. We believe RaaS will accelerate the growth of this emerging category and form the backbone of the modern resale experience.
We have built a differentiated and defensible operating platform to enable resale at scale, combining:
•Distributed Processing Infrastructure.  Our infrastructure is purpose-built for “single SKU” logistics, meaning that every item processed is unique, came from or belongs to an individual seller and is individually tracked using its own SKU. We believe our logistics and infrastructure have never been executed at our scale in the online resale market. We operate distribution centers that can collectively hold 5.9 million items in three strategic locations across the country. Our operations are highly scalable, and we have the ability to process more than 100,000 unique SKUs per day across our existing distribution footprint. We drive continuous operational efficiency through proprietary technology and ongoing automation of our infrastructure.
•Proprietary Software and Systems.  Our facilities run on a suite of our custom-built applications designed for “single SKU” operations. Our engineering team has implemented large-scale, innovative and patented automation for put-away, storage, picking and packing at scale. This automation results in reduced labor and fixed costs while increasing storage density and throughput capacity. Our proprietary software, systems and processes enable efficient quality assurance, item-attribution, sizing and photography. As we continue to scale this modern resale experience, our continuous improvement cycle drives increased throughput and we expect average order contribution margins to improve over time.
•Data Science Expertise.  There are no barcodes on clothing, so we invented a real-time database to identify, categorize and value each secondhand clothing item that we receive. We continue to expand our proprietary data set that spans over 125 million unique secondhand items processed across 35,000 brands and 100 categories. We harness this robust, structured data set across our business to optimize economic decisions, such as pricing, seller payouts, item acceptance, merchandising and sell-through. We also leverage data to power efficient customer acquisition and lifetime engagement, and to provide a personalized shopping experience.
Our managed marketplace unlocks valuable clothing supply from sellers and increases demand for high-quality online resale items. We take items that previously had minimal value and were sitting idle in closets, and we create value for sellers in an environmentally-friendly manner by enabling longer useful lives for their secondhand items. Because of the value and convenience sellers get with thredUP, we attract high-quality supply without directly spending money to acquire sellers. Sellers choose our managed marketplace to conveniently clean out their closets and earn a payout that can be received in the form of cash, thredUP online credits, select RaaS client credits or a charitable donation receipt. Sellers send their secondhand items to our distribution centers, and we then process items using our proprietary operating platform. We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service. We offer great brands at great prices in an ever-changing assortment, creating a fun shopping experience for our buyers. Since our items are secondhand and more affordably priced, our buyers can feel good when they shop.
In 2018, we expanded our platform to drive sustainability for the broader apparel ecosystem. Our partners look to our RaaS offering to meet a variety of objectives that require specific resale expertise and infrastructure, most of which they cannot do themselves. Utilizing our operations, software and data, we have tailored our offerings for RaaS clients to provide a real-time feed of items on our marketplace to their websites, power their closet clean out services, add our assortment to their physical stores, offer white-label resale shops or promote customer loyalty through RaaS client credits from Clean Out Kits. We have also helped our RaaS clients sell their worn, returned inventory through our marketplace. As of December 31, 2020, we worked with 21 RaaS clients, and we are rapidly growing our RaaS offering as more brands and retailers recognize the importance of resale in the minds of their current and future customers.
We generate revenue from items that are sold to buyers on our website and mobile app and through our RaaS clients. Beginning in mid-2021, our RaaS offerings are being structured to be future sources of revenue wherein RaaS clients typically pay an upfront integration fee as well as ongoing service fees and revenue sharing fees, as applicable. We are in the early stages of implementing this structure. We operate with consignment sales and direct product sales. In 2019, we shifted to primarily consignment sales. With consignment sales, we recognize revenue net of seller payouts, and cost of revenue includes outbound shipping, outbound labor and packaging costs. With direct product sales, we recognize revenue on a gross basis, and cost of revenue includes inventory cost, inbound shipping and inventory write-downs, as well as outbound shipping, outbound labor and packaging costs. With both consignment sales and direct product sales, we optimize for gross profit dollar growth, which was 43% in 2018, 44% in 2019 and 14% in 2020 and 55% for the three months ended March 31, 2020 and 22% for the three months ended March 31, 2021. 2020 gross profit dollar growth slowed primarily due to the overall impact of the COVID-19 pandemic, including lower demand for apparel in general, higher discounts and incentives plus fewer secondhand items being listed for sale on our marketplace. For the three months ended March 31, 2021, gross profit dollar growth slowed as compared to the same period in the prior year due to strong pre-COVID-19 pandemic revenue in the three months ended March 31, 2020.

Our buyers pay us upfront when they purchase an item. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers then take an average of more than 60 days to use their funds, which results in a working capital dynamic that is favorable for our business given that the buyers pay us upon purchase. We have methodically scaled operating capacity and revenue, while increasing gross profit and improving our operating performance.
•As of December 31, 2020, we had 1.24 million Active Buyers, up 24% over December 31, 2019. As of March 31, 2021, we had 1.29 million Active Buyers, up 14% over March 31, 2020.
•As of December 31, 2020, our distribution centers could hold 5.5 million items and, as of March 31, 2021, our distribution centers could hold 5.9 million items.
•Our revenue was $186.0 million in 2020, up 14% over 2019, and $55.7 million in the three months ended March 31, 2021, up 15% over the three months ended March 31, 2020. Our consignment revenue was $138.1 million in 2020, up 41% over 2019, and $44.7 million in the three months ended March 31, 2021, up 27% over the three months ended March 31, 2020.
•Our gross profit was $128.1 million in 2020, up 14% over 2019, and $39.7 million in the three months ended March 31, 2021, up 22% over the three months ended March 31, 2020. Our overall gross margin was 69% in 2020 and 2019 and 71% in the three months ended March 31, 2021. Our consignment gross margin was 75% in 2020, as compared to 77% in 2019, and 76% in the three months ended March 31, 2021, as compared to 75% in the three months ended March 31, 2020.
•Our net loss was $47.9 million in 2020, $38.2 million in 2019 and $16.2 million in the three months ended March 31, 2021. Our net loss margin was 26% in 2020, 23% in 2019 and 29% in the three months ended March 31, 2021.
•In 2020, our Adjusted EBITDA was $(33.4) million with an Adjusted EBITDA margin of (18)%. In 2019, our Adjusted EBITDA was $(24.3) million with an Adjusted EBITDA margin of (15)%. In the three months ended March 31, 2021, our Adjusted EBITDA was $(9.1) million with an Adjusted EBITDA margin of (16)%. In the three months ended March 31, 2020, our Adjusted EBITDA was $(10.4) million with an Adjusted EBITDA margin of (22)%.

Our History

Our Business Model
Our business model balances the interests of each of our stakeholders – our buyers, sellers, employees and investors, as well as the environment. This balancing principle guides our day-to-day operations and enables us to build a more sustainable and successful business. As we grow our managed marketplace, we aim to provide value to both our buyers and our sellers, support the career advancement of our employees, invest in growth and improve our results of operations and reduce the environmental impact of the fashion industry by inspiring a new consumer habit of buying and selling secondhand.
We generate the majority of our revenue from selling secondhand women’s and kids’ apparel, shoes and accessories on our marketplace, at up to 90% discount to estimated retail price. We also sell items through our RaaS clients. We obtain our supply of items from individual sellers, our RaaS clients and customers of our RaaS clients through the Clean Out Kit process, capturing items that often would have been discarded before thredUP. Because of the value and convenience sellers get with thredUP, we attract high-quality supply without directly spending money to acquire sellers.
We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service. Our algorithms predict the demand for an item and determine a listing price for it, along with setting the seller payout ratio, with the aim of optimizing sell-through, gross profit dollars and our unit economics. Our seller payout ranges from 3% to 15% for items listed at $5.00 to $19.99, and up to 80% for items listed at $200 and above. In the year ended December 31, 2020, the average seller payout was 19% of the item sale price and the average seller payout per bag was $51.70. In 2020, 77% of the Clean Out Kits we processed were from repeat sellers, which demonstrates the consistent and compelling value proposition that we provide.

We operate with consignment sales and direct product sales. In mid-2019, we shifted to primarily consignment sales. With consignment sales, we recognize revenue net of discounts, incentives, seller payouts and returns. With direct product sales, we recognize revenue net of discounts, incentives and returns. In both cases, we optimize item pricing for gross profit dollar growth, which was 44% in 2019 and 14% in 2020 and 55% for the three months ended March 31, 2020 and 22% for the three months ended March 31, 2021. We have also expanded our gross profit as we have scaled our marketplace and reduced our outbound shipping, outbound labor and packaging costs. Our gross profit per order in 2018, 2019 and 2020 was $33.25, $35.90 and $32.32, respectively, reflecting year-over-year expansion of 8% and decline of 10%. The decline in average gross profit per order in 2020 was driven by lower average revenue per order as a result of our COVID-19 response, which included higher levels of discounts and incentives, as well as a higher percentage of our sales being consignment sales. In the three months ended March 31, 2021, gross profit per order was $35.22, reflecting an improvement of 9% compared to gross profit per order for the year ended December 31, 2020. The growth in gross profit per order in the three months ended March 31, 2021 was driven by higher average revenue per order, expanded utilization of DC06 in Georgia, which is our most automated facility, and improvements in our our inbound and outbound processing capabilities.
With evidence of the economy and retail sales recovering from COVID-19 pandemic lows, we are further investing in our operations to increase our capacity to process Clean Out Kits and add more listings to our marketplace. In anticipation of demand recovering more fully over the course of 2021 and into 2022, we are increasing headcount, expanding our processing power and strategically targeting our marketing spend in relation to our goal of contribution profit payback within twelve months. We anticipate that by adding new listings from increased processing Clean Out Kits, we will be well positioned to meet the expected increased consumer demand and attract new Active Buyers. As we continue to experience strong incoming supply of secondhand items coupled with a large and expanding resale market, we expect to further invest in our operations in the near term and to continue to scale our business to meet these needs.
As we scale and automate our platform, we expect to generate even more attractive order economics, which we track using average contribution profit per order. We use average contribution profit per order primarily to assess our order economics. Average contribution profit per order captures the costs incurred within our distribution centers, and we define it as average gross profit per order less distribution center operating expenses associated with inbound item processing and less payment processing. These distribution center operating expenses include inbound shipping, inbound labor, distribution center fixed costs and management labor, excluding stock based compensation expense, which are included within our operations, product and technology expenses. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measure—Contribution Profit and Average Contribution Profit Per Order” for additional information and a reconciliation of contribution profit to gross profit.
In 2020, operations, product and technology expenses accounted for 55% of revenue. Of that, distribution center operating expenses accounted for 38% of revenue. Payment processing expenses are included within selling, general and administrative expenses, and accounted for 3% of revenue in 2020. In the three months ended March 31, 2021, operations, product and technology expenses accounted for 51% of revenue. Of that, distribution center operating expenses accounted for 35% of revenue. Payment processing expenses accounted for 3% of revenue in the three months ended March 31, 2021. Our average contribution profit per order in 2018, 2019 and 2020 was $12.81, $17.41 and $12.74, respectively, reflecting growth of 36% and a decline of 27%. The growth in average contribution profit per order in 2019, which was greater than our average gross profit per order expansion, was driven by increased scale and improvements in our inbound processing capabilities. The decline in average contribution profit per order in 2020 was driven by lower average revenue per order as a result of our COVID-19 response, which included higher levels of discounts and incentives and higher fixed costs per order. In the three months ended March 31, 2021, our average contribution profit per order was $16.16, reflecting growth of 27% compared to average contribution profit per order in 2020. The growth in average contribution profit per order in the three months ended March 31, 2021 was driven by higher average revenue per order, expanded utilization of DC06 in Georgia, which is our most automated facility, and improvements in our inbound and outbound processing capabilities. In the three months ended March 31, 2021, the growth in average contribution profit per order was greater than our average gross profit per order expansion, primarily due to inbound processing improvements. We will continue to invest in technology and increase the level of automation in our distribution centers to support our growth, enhance order economics and improve our average contribution profit per order.
The graphics below demonstrates our order economics:

Average Order Economics for the Year Ended December 31, 2020

| | |
|---|---|
| Average Order Value | **$68.95** |
| Average Revenue to thredUP per Order | **$46.92** |
| Average Gross Profit per Order | **$32.32** / 69% Margin |
| Average Contribution Profit per Order | **$12.74** / 27% Margin |

**~4**
Items per Order

**$16.99**
Average Selling Price

Average Order Economics for the Three Months Ended March 31, 2021

| | | |
|---|---|---|
| Average Order Value | **$74.38** | **~4** Items per Order<br>**$18.31** Average Selling Price |
| Average Revenue to thredUP per Order | **$49.37** | |
| Average Gross Profit per Order | **$35.22** /71% Margin | |
| Average Contribution Profit per Order | **$16.16** / 33% Margin | |

See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measure—Contribution Profit and Average Contribution Profit Per Order” for additional information and a reconciliation of contribution profit to gross profit.
Managed Marketplace Advantages
Our managed marketplace allows us to unlock value by providing end-to-end resale services for sellers. In mid-2019, we shifted to primarily consignment sales. Our consignment revenue as a percentage of total revenue increased from 30% in 2018 to 74% in 2020. As a result, we can offer a broad selection of resale items across over 35,000 brands and 100 categories, while incurring minimal inventory or fashion risk. We believe our model also gives us the ability to achieve a higher margin profile than traditional inventory-taking business models and frees up working capital to reinvest into the business. By investing in building a managed marketplace, we are also growing the apparel resale market by offering a more trusted and higher-quality marketplace for buyers relative to peer-to-peer marketplaces.
Our buyers pay us upfront when they purchase an item and we collect payment within a few days of the sale. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers take an average of more than 60 days to use their payout, which results in a working capital dynamic that is favorable for our business given that the buyers pay us upon purchase. Our sellers elect to receive their payouts as cash, thredUP online credits, select RaaS client credits or a charitable donation receipt with a simple click on our site. For those who elect cash, their cash payouts are transferred without undue delay after they complete the election. In some cases, sellers may be waiting to decide how they want to use their payout or waiting for payouts to accumulate before selecting their payout method on our site.
During the year ended December 31, 2020, 55.9% of our Active Sellers chose to receive cash, 17.6% chose to receive thredUP online credit, 21.0% have not yet chosen how to allocate their proceeds, 3.5% chose thredUP credits that can be applied to offset fees, such as return fees, and 2.0% chose to receive credit from one of our select RaaS clients. The seamless experience of converting seller payout to thredUP credit enables us to convert sellers into buyers without incremental marketing costs as we do not otherwise directly spend to acquire sellers on our platform. As of December 31, 2020, 47% of our sellers were also buyers.

Flow of Funds from Buyer to Seller

## 14 DAYS

### BUYER PURCHASES ITEMS

Buyer purchases items and pays thredUP.

Buyer has 14 days to return items.

## 60+ DAYS

### SELLERS GET FUNDS

After the return window ends, thredUP credits the seller's account with their payout for items sold.

Sellers can opt to receive their payout as cash, thredUP online credits, select RaaS client credits or a charitable donation receipt.

Sellers who used a RaaS Client Clean Out Kit earn a credit to shop with that retailer.

### SELLERS USE FUNDS

On average, sellers wait 60+ days before using their payout.

In the year ended December 31, 2020, payouts were used as:

21.0%
Unspent
17.6%
Credit to thredUP
3.5%
Other
2.0%
Credit to RaaS Client
55.9%
Cash

Factors Affecting Our Performance
Our business performance and results of operations have been, and will continue to be, affected by the factors described below. While each of these key factors presents significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain our growth, improve our results of operations and achieve and maintain profitability.
Buyer Growth, Order Growth and Repeat Buyer Behavior
We attract visitors to our marketplace, convert them into Active Buyers and encourage repeat purchases. Historically, the primary driver of buyer growth and order growth trends has been the increase in new buyers relative to repeat buyers. See the section titled “—Key Financial and Operating Metrics” for a discussion of these trends.
•As of December 31, 2020, we had 1.24 million Active Buyers, up 24% from December 31, 2019. As of December 31, 2019, we had 997,000 Active Buyers, up 48% from December 31, 2018. As of March 31, 2021, we had 1.29 million Active Buyers, up 14% from March 31, 2020.
•The number of Orders for the year ended December 31, 2020 was 3.96 million, up 27% from the year ended December 31, 2019. The number of Orders for the year ended December 31, 2019 was 3.13 million up 34% from the year ended December 31, 2018. The number of Orders for the three months ended March 31, 2021 was 1.13 million, up 18% from the three months ended March 31, 2020.
•Repeat buyers, whom we define as buyers who are making a second or more purchase on our marketplace, accounted for 80% of our Orders for the year ended December 31, 2020, compared to 79% in the year ended December 31, 2019 and 82% in the year ended December 31 2018. Repeat buyers accounted for 80% of our Orders for the three months ended March 31, 2021, compared to 77% in the three months ended March 31, 2020. These repeat buyer metrics demonstrate the stability of repeat purchases on our marketplace. In the year ended December 31, 2020, Orders from new buyers grew 18%, and Orders from repeat buyers grew 29%. In the year ended December 31, 2019, Orders from new buyers grew 54%, and Orders from repeat buyers grew 29%. In the three months ended March 31, 2021, Orders from new buyers grew 3% as compared to the three months ended March 31, 2020 and Orders from repeat buyers grew 22% as compared to the three months ended March 31, 2020.
•In the year ended December 31, 2020, average order value was $68.95 with approximately four items in an Order.
•Our Active Buyers as of December 31, 2020 made an average of 3.2 Orders in the year ended December 31, 2020, compared to 3.1 Orders in the year ended December 31, 2019. This increase is primarily driven by the slightly higher proportion of repeat buyers, who on average place more Orders in a given year.

Active Buyers

Total Orders (in period end) and % Orders from Repeat Buyers

YoY Growth
59%
18%
Total Orders
(in millions)
1.5
1.0
0.5
0
.96
1.13
77%
Repeat
80%
Repeat
Q1 2020
Q1 2021

Compelling Cohort Behavior and Expansion
Our buyer cohorts demonstrate the continued spend and expansion of our Active Buyers. While we are continuously focused on adding new Active Buyers to our marketplace, we are also focused on increasing their Order frequency after their initial purchase and improving our order economics through scale and operational efficiencies.
We have been able to steadily increase the cumulative gross profit of each of our buyer cohorts over time, indicating our ability to drive repeat orders from buyers. We track gross profit by cohort, which measures the growth and efficiency of our business and normalizes for the shift to primarily consignment sales in mid-2019. The chart below illustrates the gross profit attributable to our buyer cohorts acquired in 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020.
Our buyer cohorts are defined as follows:
•The 2013 cohort includes, in 2013, buyers who made their first purchase during 2013 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2013.
•The 2014 cohort includes, in 2014, buyers who made their first purchase during 2014 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2014.
•The 2015 cohort includes, in 2015, buyers who made their first purchase during 2015 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2015.
•The 2016 cohort includes, in 2016, all buyers who made their first purchase during 2016 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2016.
•The 2017 cohort includes, in 2017, all buyers who made their first purchase during 2017 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2017.

•The 2018 cohort includes, in 2018, all buyers who made their first purchase during 2018 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2018.
•The 2019 cohort includes, in 2019, all buyers who made their first purchase during 2019 and, in subsequent years, all buyers who purchased from us in that year and made their first purchase during 2019.
•The 2020 cohort includes buyers who made their first purchase during 2020.
Existing buyers, whom we define as buyers in a year who have purchased from us in any prior year, and that represent buyer cohorts acquired in prior years, contributed 58%, 58% and 59% of gross profit in the year ended December 31, 2020, 2019 and 2018, respectively.

Gross Profit by Cohort (2013 - 2020)

Cohort
2013
2014
2015
2016
2017
2018
2019
2020
$140
$120
$100
$80
$60
$40
$20
$0
Gross Profit by Cohort ($ millions)[1]
2016[2]
2017[2]
2018
2019
2020

________________
(1)Does not include 2012 and prior and does not equal total gross profit for the period.
(2)We have calculated gross profit in such 2016 and 2017 periods (unaudited) in the chart above in a manner comparable to our 2018, 2019 and 2020 audited consolidated financial statements included elsewhere in this prospectus.
We have a significant opportunity to efficiently grow our business by continuing to have existing sellers become buyers and vice versa. As of December 31, 2020, 47% of our sellers were also buyers and 20% of our buyers were also sellers.
Scaling and Automating Our Platform
Our highly scalable distribution centers and the increasing automation of distribution centers are critical to our success. Today, we operate distribution centers across three strategic locations in Arizona, Georgia and Pennsylvania. In the first half of 2021, we closed our Illinois distribution center (DC03), which was one of our least automated locations and concurrently expanded our storage and processing capacities in DC06 in Georgia. We aim to increase our dynamic storage capacity from 5.9 million items to 6.5 million items by the end of 2021, as we increase the product density in our existing distribution centers, particularly in DC06 in Georgia. Once our newest distribution center, DC06 in Georgia, is fully operational at scale, it will be our largest and most productive facility to date. Consistent with our growth strategies, we will continue to invest in our operating platform by expanding and optimizing our distributed processing infrastructure and automation capabilities, including increasing automated distribution centers, and improving our proprietary software and systems and data science capabilities.
We have invested and will continue to invest in technology and automation in order to drive operating leverage and higher margins as we grow and scale our business. In 2020, consignment gross margin was 75%, compared to 77% in 2019 and 75% in 2018. Efficiencies in labor costs related to inbound processing as well as leverage in fixed costs like distribution center rent, management labor and utilities, drive contribution margin expansion. In 2019, operations, product and technology expense grew 21%, compared to 44% gross profit growth, in part due to increased automation. In 2020, operations, product and technology expense grew 24%, compared to 14% gross profit growth. Gross profit growth decelerated in 2020 primarily due to the overall impact of the COVID-19 pandemic, including lower demand for apparel in general, higher levels of discounts and incentives, and fewer secondhand items being listed for sale on our marketplace.
Our DC02 and DC05 distribution centers in Pennsylvania and Arizona are currently our most automated facilities. DC02 and DC05 use our patented conveyor and item on-hanger systems that are built three stories high to optimize for space efficiency and enable put away, storage, picking and routing to pack stations across three levels, increasing our pick rate of items during processing. With this highly automated and denser infrastructure, we are able to process more secondhand items faster with the same or fewer people. We believe that the order economics that we currently observe in our DC02 and DC05 facilities illustrate what our full platform could achieve over time, as we complete ongoing technology and engineering improvements and replace our legacy non-automated and lesser-automated facilities with new automated facilities.
The graphic below compares our consolidated order economics for the year ended December 31, 2020 to what we believe we would hypothetically observe based on applying efficiencies from our DC02 and DC05 distribution centers, which have a higher level of automation and scale as they use our patented conveyor and item on-hanger systems that are built three stories high to optimize for space efficiency enabling us to process more secondhand items faster:
•We believe average gross profit per order would improve from $32.32 to $33.35, due to better automation of outbound labor and processing of items.
•We believe average contribution profit per order would improve from $12.74 to $16.98, due to improvements in automation of inbound labor and processing costs, along with scaling of fixed distribution center expenses.

Average Order Economics for the Year Ended December 31, 2020

Average Order Value
Average Revenue to thredUP per Order
Average Gross Profit per Order
Average Contribution Profit per Order
$68.95
$46.92
$32.32
69% Margin
$12.74
27% Margin
$68.95
$46.92
$33.35
71% Margin
$16.98
36% Margin
Consolidated
DC02 /DC05 Level Automation

See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measure—Contribution Profit and Average Contribution Profit Per Order” for additional information and a reconciliation of contribution profit to gross profit.
Our newest distribution center, DC06, is located in Georgia and launched in June 2020. DC06 is our largest facility to date and has the highest automation potential once it is fully operational at scale. We believe we can continue to increase average contribution profit per order as we scale fixed costs, close our least automated facilities and expand our automation capabilities in our other existing facilities.
As of December 31, 2020, engineers and data scientists represented 32% of our non-distribution center employee and professional contractor headcount. We intend to continue to add talent and invest in our operations, product and technology teams to support platform innovation, as well as growth in our business and improvements in our results of operations. While we expect our operating expenses to increase as we continue to grow and improve our operating platform, we expect such expenses to decrease as a percentage of total revenue over the longer term.
Supply Breadth, Quality and Processing Growth
Our operating platform enables a supply chain that unlocks clothing supply for high-quality online resale. We take items that previously had minimal value and were sitting idle in closets, and we create value for sellers of those items on our marketplace. The vast majority of our supply of secondhand items today is from individual sellers who send us their items directly. As we scale our RaaS offering, we expect to expand our sources of supply through our RaaS clients.

The breadth of our assortment is reflected in the over 35,000 brands that are represented across 100 categories, which reflects a diverse range of price points across women’s and kids’ apparel, shoes and accessories, from value to premium to luxury brands. We have included a chart below, as of December 31, 2020, that shows that approximately 71% of the items listed are at price points below $19.99. This selection of items enables buyers to purchase high-quality secondhand items at great value compared to what it costs to shop new for the same item. We believe the breadth of our assortment at these price points is important to continue to attract buyers to our marketplace.

Mix of Items Listed on Site by Price Point

>$50
8%
<$10
35%
$10-$14.99
22%
$15-$19.99
14%
$20-$29.99
13%
$30-$49.99
8%

In 2020, we processed 1.0 million Clean Out Kits from sellers, processed 24.7 million items through our operating platform and listed 14.6 million items for sale on our marketplace, representing a year-over-year decline of 5% and 6% and growth of 13%, respectively. While our processing capacity was limited by the onset of the COVID-19 pandemic and related shelter-in-place orders, our item acceptance rate increased from 49% in 2019 to 59% in 2020 due to available capacity and changes to our acceptance criteria, which had the aforementioned effect of increasing the number of listings in 2020. In 2019, we processed 1.1 million Clean Out Kits from sellers, processed 26.2 million items through our operating platform and listed 12.9 million items for sale on our marketplace, representing year-over-year growth of 44%, 28% and 44%, respectively. The number of items that we processed from each Clean Out Kit decreased from 28 items per kit in 2018 to 25 items per kit in 2019 and remained flat at 25 items per kit in 2020, as we enabled sellers to print their own shipping labels and send their items to thredUP without using our bags starting in 2019, which typically results in fewer items received. In addition, the yield of items listed from items processed increased from 44% in 2018 to 49% in 2019 to 59% in 2020, as improving order economics from automation and processing efficiencies has enabled us to increase our item acceptance levels because we can sell lower-priced items.
We also attribute a quantitative supplier score to each Clean Out Kit that we receive. By encouraging repeat sellers that have high-quality items to keep consigning and engaging with thredUP, we also increase our item acceptance levels. Given that the majority of our secondhand items come from repeat sellers, we track transactional and behavioral data that enables us to prioritize sellers with high-quality items and de-prioritize items that are not as suitable for our marketplace.
When ordering a Clean Out Kit, a seller may opt-in to our Return Assurance service in order to have any unaccepted items returned to them for a flat fee, $10.99 as of December 31, 2020, which is deducted from that seller's payout for their listed Clean Out Kit items. Otherwise, we sell the remainder of all unaccepted items to select aftermarket partners, such as thrift stores and textile recyclers, for reuse and recycling.

Clean Out Kits Processed	Items Processed

Items Listed on Site

Once an item is listed on our marketplace, we use our proprietary pricing algorithms to set pricing, with a view of managing sell-through, seller payouts and our contribution margin. For items listed in the year ended December 31, 2020, 43% of the items listed on our marketplace sold within 30 days and 69% sold within 90 days. These sell-through rates enable us to continue to drive freshness and assortment for our buyers.
We have continued to attract and acquire new sellers to our marketplace cost effectively. We allocate no sales or marketing expense to seller acquisition today as we do not directly target sellers with our sales and marketing efforts. Our growth has been driven in significant part by supply from repeat sellers, which accounts for 77% of the Clean Out Kits we processed in 2020, and we consider repeat sellers to be critical to high-quality supply growth. We measure and track Active Sellers and repeat activity by sellers:
•As of December 31, 2019, we had 445,000 Active Sellers, up 34% from December 31, 2018.
•As of December 31, 2020, we had 428,000 Active Sellers, down 4% from December 31, 2019.
An Active Seller is a thredUP seller who has sold at least one item on our marketplace in the last 12 months. A thredUP seller is a customer who has created an account and has listed an item in our marketplace. A thredUP seller is identified by a unique email address and a single person could have multiple thredUP seller accounts and count as multiple Active Sellers.
Repeat sellers supply a substantial majority of Clean Out Kits, as shown by the chart below. The percentage of Clean Out Kits processed from repeat sellers is calculated by dividing the number of Clean Out Kits from sellers who have previously sent a Clean Out Kit by all Clean Out Kits received in a given period.

Active Sellers and % of Clean Out Kits Processed from Repeat Sellers

% of Kits
Processed from
Repeat Sellers
74%
76%
77%
Active Sellers
(in thousands)
500
450
400
350
300
250
200
150
100
50
0
332
445
428
2018
2019
2020

We continued to extend our sources of secondhand items when we launched our RaaS offering in 2018 to brand and retailer partners. We plan to continue to partner with leading brands and retailers who leverage our platform to offer our clean out service to their customers. We believe that our RaaS offering will enable us to unlock high-quality supply of secondhand items at significant scale in a cost-effective manner. In 2020, we processed 56,000 Clean Out Kits sourced from customers of our RaaS clients, which represents 5.6% of the total number of Clean Out Kits processed in the year, up from 21,000 Clean Out Kits and 2.0% in 2019.
COVID-19 Impact on Processing
Our ability to grow our revenue is also dependent on our processing capacity. The onset of the COVID-19 pandemic led to a significant reduction in our ability to process Clean Out Kits. As a result of the pandemic, we took actions to protect our business and our employees, which impacted our distribution center productivity, staffing and processing capacity. In addition, macro-developments such as shelter-in-place orders and the federal unemployment stimulus have negatively affected the rate of hiring and retention for our distribution center workforce.
As a consequence of these constraints, the number of unprocessed Clean Out Kits in our distribution centers has been elevated since March 2020, which also impacted listings of product on our marketplace. Starting in July 2020, we took measures to reduce the number of unprocessed Clean Out Kits and also temporarily limited the number of Clean Out Kits available for sellers while we continue to process Clean Out Kits that have been received. As a result of this processing delay, our 2020 growth rates were negatively impacted by a lesser number of new listings on our marketplace. The number of our Clean Out Kits processed in the second, third and fourth quarters of 2020 and first quarter of 2021 decreased 33%, 22%, 13% and 14% respectively, as compared to the first quarter of 2020 due to productivity, staffing and processing declines as a result of COVID-19 safety measures and other widespread effects. Our average number of unprocessed Clean Out Kits grew 849% year-over-year in the third quarter of 2020. In the fourth quarter of 2020, the average number of unprocessed Clean Out Kits, which declined 17% quarter-over-quarter, began to normalize to pre-pandemic levels, although they have remained elevated. During the three months ended March 31, 2021, the number of unprocessed Clean Out Kits further declined 19% quarter-over-quarter, when compared to the three months ended December 31, 2020, due to increased processing. As a result, we added a higher volume of new listings to support the growth in Orders during the quarter.

Average Unprocessed Clean Out Kits

(in thousands)
350
300
250
200
150
100
50
0
28
32
22
90
212
308
255
207
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

The number of new listings on our marketplace declined in the second quarter of 2020 by 24% as compared to the first quarter of 2020 due to these unprocessed Clean Out Kits. New listings then grew in the third quarter of 2020 by 40% as compared to the second quarter of 2020 and grew in the fourth quarter of 2020 by 6% as compared to the third quarter of 2020 as we processed more Clean Out Kits and accepted items for listing at a higher rate. Our buyers are drawn to our marketplace, in part, because of the constant incoming supply of unique items. As we offered a relatively smaller selection of recently listed items, revenue was negatively affected. In addition to the impact on our revenue, the delay in timely processing of Clean Out Kits could also negatively affect buyer sentiment because we are processing items at a slower rate and have a more limited selection of recently listed items available for purchase on our marketplace and seller sentiment because sellers are waiting longer to receive their seller payouts. We have seen our distribution center productivity, staffing and processing gradually return to pre-pandemic capacity. The existing configuration of our distribution centers pre-pandemic enabled us to implement social distancing protocols, including the reconfiguring of workstations for the safety of our employees, without reducing the total steady-state throughput capacity of our facilities.
See the section titled “—COVID-19 Impact” for additional information about the impact of COVID-19 on our business.
Acquisition Marketing Payback
Our financial performance also depends in part on our management of the expenses we incur to attract and engage buyers, which we manage in balance with our overall contribution profit. To grow orders and scale our business, we invest strategically to attract and engage buyers on our marketplace. We use discounts and incentives to encourage new and existing buyers to shop with us, which reduces revenue, average gross profit per order and average contribution profit per order. We also invest in acquisition marketing to attract new buyers and we track and manage new customer acquisition costs. We define acquisition marketing as performance marketing expense attributable to buyer acquisition and re-targeting.
We manage acquisition marketing to target contribution profit payback within twelve months. Our ability to achieve this payback depends on our pricing, discounts, gross profit, order frequency and distribution center costs per order. At times, we choose to expand our payback target to drive orders to better utilize our platform capacity, as scale drives contribution profit improvement. For instance, we chose to strategically prioritize and invest in growth in the past as we were in the early days of scaling our marketplace and platform. As a result, acquisition marketing payback and marketing expense may fluctuate from period to period as we continue to scale.
Consignment Revenue Mix
In 2019, we shifted to primarily consignment sales. In consignment, we recognize revenue net of seller payouts. In direct product sales, we recognize revenue based on the net sales price to the buyer. To measure our growth and operating leverage trends, we use gross profit to normalize for this mix shift.
Consignment gross profit as a percentage of total gross profit was 81%, 67% and 38% in 2020, 2019 and 2018, respectively. Consignment revenue as a percentage of total revenue was 74%, 60% and 30% in 2020, 2019 and 2018, respectively. Consignment gross profit as a percentage of total gross profit was 85% and 81% in the three months ended March 31, 2021 and 2020, respectively. Consignment revenue as a percentage of total revenue was 80% and 73% in the three months ended March 31, 2021 and 2020, respectively. In the near term, we expect this mix to continue to trend towards consignment.
Seasonality
Seasonality in our business does not follow that of traditional retailers, such as typical concentration of revenue in the holiday quarter, and we see relatively stable demand from our buyers throughout the year. We observe increased supply of secondhand items during the first and second quarters of the year when sellers are more prone to clean out their closets.

Key Financial and Operating Metrics
We review a number of operating and financial metrics, including the following key business and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key financial and operating metrics are set forth below for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands, except percentages)
Active Buyers (as of period end)	676	997	1,240	1,135	1,290
Active Buyers Growth	10%	48%	24%	67%	14%
Orders	2,346	3,134	3,965	956	1,128
Orders Growth	28%	34%	27%	59%	18%
Revenue	$129,551	$163,812	$186,015	$48,315	$55,680
Revenue Growth		26%	14%	46%	15%
Gross Profit	$78,010	$112,504	$128,148	$32,626	$39,718
Gross Profit Growth		44%	14%	55%	22%
Net Loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)
Net Loss Margin	26%	23%	26%	27%	29%
Adjusted EBITDA(1)	$(27,198)	$(24,343)	$(33,398)	$(10,427)	$(9,119)
Adjusted EBITDA Margin	(21)%	(15)%	(18)%	(22)%	(16)%
________________
(1)See below for a reconciliation of Adjusted EBITDA to net loss.
Active Buyers and Active Buyer Growth
An Active Buyer is a thredUP buyer who has made at least one purchase in the last twelve months. A thredUP buyer is a customer who has created an account in our marketplace. A thredUP buyer is identified by a unique email address and a single person could have multiple thredUP accounts and count as multiple Active Buyers. The number of Active Buyers is a key driver of revenue for our marketplace and we expect the number of Active Buyers to increase over time.
We view the number of Active Buyers as a key indicator of our growth and the value proposition we provide to our buyers. The number of Active Buyers has grown over time as we acquired new buyers and continued to engage previously acquired buyers. We expect to continue to drive growth in Active Buyers with marketing and engagement efforts.
We had 1.24 million Active Buyers as of December 31, 2020, up 24% from December 31, 2019. We had 997,000 Active Buyers as of December 31, 2019, up 48% from December 31, 2018. Active Buyers grew in the years ended December 31, 2020 and December 31, 2019 as we invested to acquire more new buyers in connection with bringing additional distribution centers online.
We had 1.29 million Active Buyers as of March 31, 2021, up 14% from March 31, 2020. Active Buyers grew in the first quarter of 2021 as we continued to invest in marketing efforts to acquire new buyers and retain existing buyers.
Orders and Order Growth
Orders means the total number of orders placed by buyers across our marketplace, including through our RaaS clients, in a given period, net of cancellations. We expect Orders to increase over time.

We view Orders placed as a key indicator of the velocity of our marketplace and an indication of the desirability of our evergreen assortment to our buyers. Orders, together with Active Buyers, is an indicator of our ability to attract new and repeat purchases by buyers.
We had 3.96 million Orders in the year ended December 31, 2020, up 27% from the year ended December 31, 2019. We had 3.13 million Orders in the year ended December 31, 2019, up 34% from the year ended December 31, 2018. Order growth decelerated in the year ended December 31, 2020 primarily due to the overall impact of the COVID-19 pandemic, including lower demand for apparel in general and fewer secondhand items being listed for sale on our marketplace. Order growth accelerated in the year ended December 31, 2019 along with Active Buyer growth, offset by lower Orders per Active Buyer. Active Buyers had 3.2 Orders in the year ended December 31, 2020, compared to 3.1 Orders in 2019 and 3.5 Orders in 2018. This decrease in Orders per Active Buyers was driven by growth in new buyers who place fewer orders in their first year.
We had 1.13 million Orders in the three months ended March 31, 2021, up 18% from the three months ended March 31, 2020. Orders grew primarily due to the increase in Active Buyers. Active Buyers had 3.2 Orders in the three months ended March 31, 2021 compared to 3.1 Orders in the three months ended March 31, 2020. This increase in Orders per Active Buyer was primarily driven by a shipping incentive where customers were incentivized to increase orders to receive free shipping.
Revenue and Revenue Growth
Revenue consists of consignment revenue and product revenue, and we generate revenue when secondhand items are sold on our marketplace. Consignment revenue is recognized based on the proceeds received by us for the sale of consigned goods, net of seller payout. Product revenue is recognized on a gross basis when we generate sales from our purchased inventory.
In 2020, revenue was $186.0 million, representing growth of 14%, compared to 27% growth in Orders. Revenue per Order declined 10% due to increased discounts and incentives beginning in the second quarter of 2020 as well as a higher percentage of our sales being consignment sales. In 2019, revenue was $163.8 million, representing growth of 26%, compared to 34% growth in Orders. Revenue per Order declined 5% primarily due the shift to consignment sales.
In the three months ended March 31, 2021, revenue was $55.7 million, representing growth of 15% as compared to the three months ended March 31, 2021. This increase was primarily attributable to a corresponding 18% increase in Orders, which was primarily driven by growth in Active Buyers of 14%, and partially offset by a 2% decrease in revenue per Order over the same period. The decrease in revenue per Order was due primarily to a higher concentration of consignment sales.
Over the long term, we expect revenue and revenue growth to be a key indicator of the scale and growth of our marketplace as our revenue mix shift stabilizes towards primarily consignment sales.
Gross Profit and Gross Profit Growth
Gross profit means our revenue less the cost of revenue. We operate with consignment sales and direct product sales. Due to the shift to primarily consignment sales in mid-2019, we use gross profit to normalize for this mix shift and we track gross profit growth as a key indicator of the health and growth of our marketplace.
In 2020, gross profit was $128.1 million, representing year-over-year growth of 14%, compared to 27% growth in Orders. Gross profit per Order declined 10% year-over-year primarily due to lower average revenue per order as a result of our COVID-19 response, which included higher levels of discounts and incentives beginning in the second quarter of 2020, as well as a higher percentage of our sales being consignment sales. In 2019, gross profit was $112.5 million, representing year-over-year growth of 44%, compared to 34% growth in Orders. Gross profit per Order grew 8% year-over-year due to increased outbound labor efficiency and improvements in our pricing and seller payout ratio algorithms.

In the three months ended March 31, 2021, gross profit was $39.7 million, representing growth of 22% as compared to the three months ended March 31, 2020. Gross profit per Order in the three months ended March 31, 2021 increased 3% as compared to the three months ended March 31, 2020 primarily due to a higher average selling price per Order.
Over the long term, we expect gross profit to increase as a result of the continued growth in Orders, the continued trend towards primarily consignment sales, and operational efficiency gains in outbound processing and fulfillment.
Net Loss, Net Loss Margin, Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA means net loss adjusted to exclude depreciation and amortization, stock-based compensation expense, interest expense, change in fair value of convertible preferred stock warrant liability, loss on extinguishment of debt and provision for income taxes. We use Adjusted EBITDA to evaluate and assess our operating performance and the operating leverage in our business, and for internal planning and forecasting purposes. We believe that Adjusted EBITDA, when taken collectively with our GAAP results, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.
Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.
The following table presents a reconciliation of Adjusted EBITDA from net loss for the years ended December 31, 2018, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	December 31,			Three months ended March 31,
	2018	2019	2020	2020	2021
Adjusted EBITDA reconciliation:	(in thousands)
Net loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)
Add (deduct):
Depreciation and amortization	4,171	4,274	5,581	1,245	2,038
Stock-based compensation	2,319	7,678	7,336	1,442	3,498
Interest expense	437	1,428	1,305	273	559
Change in fair value of convertible preferred stock warrant liability (1)	19	6	201	(172)	930
Loss on extinguishment of debt (2)	—	432	—	—	—
Provision for income taxes	37	36	56	—	27
Adjusted EBITDA	$(27,198)	$(24,343)	$(33,398)	$(10,427)	$(9,119)
________________
(1)Prior to the IPO, our convertible preferred stock warrants were subject to re-measurement at the end of each reporting period and the change in the fair value of the convertible preferred stock warrant liability was included in other income, net in our statement of operations and comprehensive loss. Our convertible preferred stock warrants were converted to Class B common stock warrants (which are not subject to remeasurement) and the related convertible preferred stock warrant liability was reclassified to additional paid-in capital immediately prior to the completion of the IPO.
(2)We recorded a loss on the extinguishment of our loan and security agreement with Silicon Valley Bank in February 2019, which is included in other income, net in our statement of operations and comprehensive loss. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.
In 2020, net loss was $47.9 million, 25% more than net loss of $38.2 million in 2019. In 2020, Adjusted EBITDA was $(33.4) million compared to Adjusted EBITDA of $(24.3) million in 2019. The expansion of the Adjusted EBITDA loss by 37% compared to 14% growth in gross profit in 2020 was a result of increased operating expenses primarily related to operations, product and technology expenses and sales, general and administrative expenses. In 2019, net loss was $38.2 million, 12% more than net loss of $34.2 million in 2018. In 2019, Adjusted EBITDA was $(24.3) million, a 10% improvement as compared to Adjusted EBITDA of $(27.2) million in 2018, compared to 44% growth in gross profit over the same period. The relatively flat net loss and Adjusted EBITDA dollar loss compared to 44% growth in gross profit was a result of increased operating leverage. This operating leverage was primarily driven by efficiencies in operations, product and technology expenses, offset by increased investment in marketing expense.
In the three months ended March 31, 2021, net loss was $16.2 million, 22% more than net loss of $13.2 million in the three months ended March 31, 2020. In the three months ended March 31, 2021, Adjusted EBITDA was $(9.1) million compared to Adjusted EBITDA of $(10.4) million in the three months ended March 31, 2020. The increase in net loss and reduction of the Adjusted EBITDA loss compared to 22% growth in gross profit in the three months ended March 31, 2021 was a result of an increase in non-cash operating expenses.
Over the long term, we expect net loss to decrease and Adjusted EBITDA to increase as a result of the continued growth in Orders, the continued trend towards a consignment revenue mix, operational efficiency gains in processing and fulfillment and a reduction in marketing as a percentage of revenue. We define Net Loss Margin as net loss divided by revenue. Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. Over the long term, we expect Net Loss Margin and Adjusted EBITDA Margin to improve.
COVID-19 Impact
In December 2019, a novel strain of coronavirus was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has adversely impacted businesses worldwide and has impacted aspects of our business and operations.
To help control the spread of the virus and protect the health and safety of our employees, we modified certain operational protocols in our distribution centers. We implemented and maintained numerous health and safety measures in our distribution centers, including mandatory temperature checks, increased paid time off for illness, distribution of personal protective equipment to employees, regular facility cleanings and comprehensive contact tracing. We have enabled social distancing by reconfiguring workstations and break rooms and staggering shifts. In March 2020, we shifted all of our corporate employees and contract engineers to a remote work model and implemented additional measures to better enable remote work. As of March 31, 2021, our remote work model remains in place.
Financial Impact
In the first quarter of 2020, we temporarily reduced marketing spend to take time to better understand the impact of COVID-19 on consumer demand. Later, as advertising auctions stabilized, we gradually scaled up acquisition marketing spend towards normal levels. Also, beginning in the second quarter of 2020, we chose to strategically increase discounts and incentives to encourage our existing buyer base to shop with us, as consumers generally prioritize value in times of economic uncertainty. This increase negatively impacted our year-over-year revenue growth in the second, third and fourth quarters of 2020, as discounts and incentives remained at elevated levels relative to pre-pandemic levels. As a result, we believe that gross merchandise value, which is recognized prior to discounts and incentives, is more reflective of underlying consumer demand on thredUP during this period. Our year-over-year gross merchandise value grew 26% in 2020, compared to revenue growth of 14% as consumers prioritized value. Exiting the year, the fourth quarter of 2020 was the most impacted quarter for gross merchandise value and revenue, which we believe is due primarily to the impact of increased cases of COVID-19, increased concerns about the COVID-19 pandemic and the uncertainty around the U.S. presidential election.

In the three months ended March 31, 2021, we saw increased demand, which we believe was partly related to COVID-19 recovery and re-opening efforts such as the vaccine roll out, easing of social distancing restrictions and federal stimulus legislation. We also saw increased operating expenses due to increased processing to support the increased demand experienced to date and in anticipation of accelerating demand. The growth in net loss is primarily related to the growth in operating expenses.
Cost Savings Actions
Further, in 2020, we also implemented several cost saving measures to address challenges presented by the COVID-19 pandemic. For example, in April 2020, we reduced salaries by 20% for the vast majority of corporate employees and, in June 2020, we laid off staff at our three small retail stores and permanently closed our retail stores during 2020. We have since granted stock options to the corporate employees affected by the salary reductions in an amount proportional to the respective employee’s salary reduction. Beginning in January 2021, we restored full salaries for corporate employees.
Impact on Processing at our Distribution Centers
The onset of the COVID-19 pandemic led to a significant reduction in our ability to process Clean Out Kits. As a result of the pandemic, we took actions to protect our business and our employees, which impacted our distribution center productivity, staffing and processing capacity. In addition, macro-developments such as shelter-in-place orders and the federal unemployment stimulus negatively affected the rate of hiring and retention for our distribution center workforce, which impacted throughput in the first three quarters of 2020. Since those events have abated somewhat, we have seen increases in our supply throughput, which began to increase in the fourth quarter of 2020. Our supply throughput continued to improve in the first quarter of 2021, however, we still face challenges in retaining employees and have implemented compensation and benefits programs to enhance retention, which has contributed to higher costs in our Operations, Product and Technology line.
As a consequence of these constraints, the number of unprocessed Clean Out Kits in our distribution centers has been elevated since March 2020, which also impacted listings of product on our marketplace. Starting in July 2020, we took measures to reduce the number of unprocessed Clean Out Kits and also temporarily limited the number of Clean Out Kits available for sellers while we continue to process Clean Out Kits that have been received. As a result of this processing delay, our 2020 growth rates were negatively impacted by a lesser number of new listings on our marketplace. The number of our Clean Out Kits processed in the second, third and fourth quarters of 2020 and first quarter of 2021 decreased 33%, 22%, 13% and 14% respectively, as compared to the first quarter of 2020 due to productivity, staffing and processing declines as a result of COVID-19 safety measures and other widespread effects. Our average number of unprocessed Clean Out Kits grew 849% year-over-year in the third quarter of 2020. In the fourth quarter of 2020, the average number of unprocessed Clean Out Kits, which declined 17% quarter-over-quarter, began to normalize to pre-pandemic levels, although they have remained elevated. During the three months ended March 31, 2021, the number of unprocessed Clean Out Kits further declined 19% quarter-over-quarter, when compared to the three months ended December 31, 2020, due to increased processing. As a result, we added a higher volume of new listings to support the growth in Orders during the quarter.
The number of new listings on our marketplace declined in the second quarter of 2020 by 24% as compared to the first quarter of 2020 due to these unprocessed Clean Out Kits. New listings then grew in the third quarter of 2020 by 40% as compared to the second quarter of 2020 and grew in the fourth quarter of 2020 by 6% as compared to the third quarter of 2020 as we processed more Clean Out Kits and accepted items for listing at a higher rate. Our buyers are drawn to our marketplace, in part, because of the constant incoming supply of unique items. As we offered a relatively smaller selection of recently listed items, revenue was negatively affected. In addition to the impact on our revenue, the delay in timely processing of Clean Out Kits could also negatively affect buyer sentiment because we are processing items at a slower rate and have a more limited selection of recently listed items available for purchase on our marketplace and seller sentiment because sellers are waiting longer to receive their seller payouts. We have seen our distribution center productivity, staffing and processing gradually return to pre-pandemic capacity. The existing configuration of our distribution centers pre-pandemic enabled us to implement social distancing protocols, including the reconfiguring of workstations for the safety of our employees, without reducing the total steady-state throughput capacity of our facilities.
Further, as a result of restrictions in international travel and border crossing due to COVID-19, we experienced a delay in the build out of our new highly-automated distribution center in Georgia. Between mid-March 2020 and the end of June 2020, non-U.S. contractors that we engaged pre-pandemic were unable to travel to our distribution center to perform services. These restrictions resulted in a delay in construction of specialized systems for our distribution center and pushed back the opening of the new distribution center by approximately 40 days. In addition to the construction delays, we also incurred additional shipping costs and other fees.
Travel and border closures have not otherwise significantly affected our business to date as we operate a U.S.-focused marketplace.
Ongoing Impact
We have taken actions to help ensure that our business will continue to operate through the COVID-19 pandemic, including those discussed above. The impact of these actions on our business, workforce and culture are difficult to assess. Against this backdrop, our business has continued to grow, and the key drivers of our business, including the market demand for secondhand items in general and the online secondhand market more specifically, as well as our ability to source high-quality secondhand items, have continued their positive progress, despite the pandemic.
We have been monitoring and continue to monitor the impact of COVID-19 on our business and operations. We expect the evolving COVID-19 pandemic to continue to have an adverse impact on our business, results of operations and financial condition, including our revenue and cash flows, for at least the remainder of 2021. For instance, a slowdown or further uncertainty in the U.S. economy, as well as a decrease in government stimulus packages, may result in additional changes in buyer and seller behavior, which could cause either a potential reduction in discretionary spending on our marketplace or increased activity on our marketplace as customers look for high-value, lower-priced alternatives. In particular, following the initial U.S. government stimulus package in April 2020, we experienced an increase in Orders in the following month, followed by a decrease when those funds were exhausted. Again, following the subsequent stimulus package in March 2021, we experienced a brief increase in Orders followed by a return to expected Orders activity. Thus, the aforementioned government stimulus funding programs have demonstrated that when consumers have less money to spend on apparel, our business could be harmed along with the results of operations and our financial condition.
Due to the unknown duration and unprecedented impact of the COVID-19 pandemic and the range of national, state and local responses thereto, the related financial impact on our business could change and cannot be accurately predicted at this time. See the section titled “Risk Factors—Risks Relating to our Business and Industry—The global COVID-19 pandemic has had and may continue to have an adverse impact on our business, results of operations and financial condition.”
Components of our Results of Operations
Revenue
Our revenue is comprised of consignment revenue and product revenue.
Consignment revenue
We generate consignment revenue from the sale of secondhand women’s and kids’ apparel, shoes and accessories on behalf of sellers. We recognize consignment revenue, net of seller payouts,

discounts, incentives and returns. We expect consignment revenue to continue to increase as we increase our Active Buyers and Orders and grow our business. We also expect consignment revenue to continue to increase as a percentage of total revenue due to our mix shift to primarily consignment.
Product revenue
We also generate product revenue from the sale of items that we own, which we refer to as our inventory. While we shifted our business to primarily consignment sales in mid-2019, historically, we purchased most of our inventory from our sellers prior to inclusion on our online marketplace. We recognize product revenue, net of discounts, incentives and returns. We expect product revenue to continue to decrease as a percentage of total revenue due to our mix shift to primarily consignment.
Cost of Revenue
Cost of consignment revenue
Cost of consignment revenue consists of outbound shipping, outbound labor and packaging costs. We expect cost of consignment revenue to decrease and gross margin to increase as a percentage of total revenue as we continue to scale our business due to our ability to drive leverage in shipping, labor and packaging.
Cost of product revenue
Cost of product revenue consists of inventory cost, inbound shipping related to the sold merchandise, outbound shipping, outbound labor, packaging costs and inventory write-downs. We expect cost of product revenue to decrease and gross margin to increase as a percentage of total revenue as we continue to scale our business due to our ability to drive leverage in shipping, labor and packaging.
Operating Expenses
Operations, Product and Technology
Operations, product and technology expenses consist primarily of distribution center operating costs and product and technology expenses. Distribution center operating costs include inbound shipping costs, other than those capitalized in inventory, as well as personnel costs, distribution center rent, maintenance and equipment depreciation. Product and technology costs include personnel costs for the design and development of product and the related technology that is used to operate our distribution centers, merchandise science, website development and related expenses for these departments. Operations, product and technology expenses also include an allocation of corporate facilities and information technology costs such as equipment, depreciation and rent. We expect operations, product and technology expenses to increase in absolute dollars in future periods to support our growth, especially as costs to increase our supply (inbound costs) are generally incurred prior to the expected revenue growth. Additionally, we expect to bring on additional distribution centers and continue investing in automation and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments. We expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations.
Marketing
Marketing costs consist primarily of advertising, public relations expenditures and personnel costs for employees engaged in marketing. Marketing costs also include an allocation of corporate facilities and information technology costs such as equipment, depreciation and rent. We expect our marketing expenses to fluctuate as a percentage of revenue as we intend to increase marketing spend to drive the growth of our business.

Sales, General and Administrative
Sales, general and administrative expenses consist of personnel costs for employees involved in general corporate functions, including accounting, finance, tax, legal and people services; customer service; and retail stores. Sales, general and administrative also includes payment processing fees, professional fees and allocation of corporate facilities and information technology costs such as equipment, depreciation and rent. We expect to increase sales, general and administrative expense as we grow our infrastructure to support operating as a public company and the overall growth in our business. While these expenses may vary from period to period as a percentage of revenue, we expect them to decrease as a percentage of revenue over the longer term.
Results of Operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following tables set forth our results of operations and such data as a percentage of revenue for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Revenue:
Consignment	$39,415	$97,763	$138,096	$35,314	$44,688
Product	90,136	66,049	47,919	13,001	10,992
Total revenue	129,551	163,812	186,015	48,315	55,680
Cost of revenue:
Consignment	9,978	22,764	34,184	8,816	10,832
Product	41,563	28,544	23,683	6,873	5,130
Total cost of revenue	51,541	51,308	57,867	15,689	15,962
Gross profit	78,010	112,504	128,148	32,626	39,718
Operating expenses:
Operations, product and technology	67,896	82,078	101,408	25,475	28,312
Marketing	27,235	44,980	44,765	13,001	15,446
Sales, general and administrative	17,135	22,253	28,564	7,433	10,638
Total operating expenses	112,266	149,311	174,737	45,909	54,396
Operating loss	(34,256)	(36,807)	(46,589)	(13,283)	(14,678)
Interest expense	(437)	(1,428)	(1,305)	(273)	(559)
Other income, net	549	74	73	341	(907)
Loss before provision for income taxes	(34,144)	(38,161)	(47,821)	(13,215)	(16,144)
Provision for income taxes	37	36	56	—	27
Net loss	$(34,181)	$(38,197)	$(47,877)	$(13,215)	$(16,171)

Comparison of the Three Months Ended March 31, 2020 and 2021
Revenue

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Consignment revenue	$35,314	$44,688	$9,374	27%
Product revenue	13,001	10,992	(2,009)	(15)%
Total revenue	$48,315	$55,680	$7,365	15%
Consignment revenue as a % of total revenue	73%	80%		7%
Product revenue as a % of total revenue	27%	20%		(7)%
The $7.4 million represents a 15% increase in total revenue for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020. This increase was primarily attributable to an 18% increase in Orders, which was primarily driven by growth in Active Buyers of 14%, and partially offset by a 2% decrease in revenue per Order over the same period. The decrease in revenue per Order was due primarily to a higher concentration of consignment sales.
Consignment sales result in higher gross profit margin than product sales because revenue for consignment sales is recognized net of seller payouts, whereas, for product sales, seller payouts are recognized as a component of cost of revenue, leading to different gross margin profiles between consignment sales and product sales.
Consignment Revenue
The $9.4 million represents a 27% increase in consignment revenue for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020. This increase was primarily attributable to the mix shift from product to consignment sales, which resulted in consignment sales representing 80% of our total revenue mix, up from 73% in the three months ended March 31, 2020, as well as an 18% increase in overall Orders.
Product Revenue
The $2.0 million, or 15%, decrease in product revenue for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, was primarily attributable to the mix shift from product to consignment sales.

Cost of Revenue

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$8,816	$10,832	$2,016	23%
Cost of product revenue	6,873	5,130	(1,743)	(25)%
Total cost of revenue	$15,689	$15,962	$273	2%
Gross profit	$32,626	$39,718	$7,092	22%
Gross profit margin	68%	71%		3%
Cost of revenue as a % of total revenue	32%	29%		(3)%
Cost of consignment revenue as a % of total cost of revenue	56%	68%		12%
Cost of product revenue as a % of total cost of revenue	44%	32%		(12)%
Total cost of revenue as a percentage of total revenue, decreased 300 basis points from 32% for the three months ended March 31, 2020 to 29% for the three months ended March 31, 2021. The mix shift from product to consignment sales resulted in decreased costs of revenue as a percent of revenue as consignment revenue has a higher gross margin profile than product sales due to the treatment of payout cost in cost of goods sold for product revenue.
Cost of Consignment Revenue

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$8,816	$10,832	$2,016	23%
As a percent of consignment revenue	25%	24%		(1)%
Consignment gross margin	75%	76%		1%
The $2.0 million represents a 23% increase in the cost of consignment revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by the increase in consignment revenue and increased costs listed in the below table. Consignment gross margin remained relatively consistent at 76% for the three months ended March 31, 2021 compared to 75% for the three months ended March 31, 2020.

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Outbound shipping	$6,428	$8,117	$1,689	26%
Direct labor	1,713	1,865	152	9%
Packaging	494	913	419	85%
Other	181	(63)	(244)	(135)%
Total change in consignment costs	$8,816	$10,832	$2,016	23%

Cost of Product Revenue

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Cost of product revenue	$6,873	$5,130	$(1,743)	(25)%
As a percent of product revenue	53%	47%		(6)%
Product gross margin	47%	53%		6%
The $1.7 million represents a 25% decrease in the cost of product revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease was primarily driven by the decrease in product revenue and decreased costs listed in the below table. Product gross margin increased from 47% to 53%, primarily due to higher average selling prices per item and, to a lesser extent, lower direct labor costs and lower product cost due to lower outbound shipping costs.

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Inventory costs	$3,830	$2,826	$(1,004)	(26)%
Outbound shipping	2,261	1,708	(553)	(24)%
Direct labor	606	392	(214)	(35)%
Packaging	176	204	28	16%
Total change in product costs	$6,873	$5,130	$(1,743)	(25)%
We believe that our gross profit margin will remain relatively flat in the second quarter of 2021.
Operating Expenses

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Operations, product and technology	$25,475	$28,312	$2,837	11%
Marketing	13,001	15,446	2,445	19%
Sales, general and administrative	7,433	10,638	3,205	43%
Total operating expenses	$45,909	$54,396	$8,487	18%
Operations, product and technology as a % of total revenue	53%	51%		(2)%
Marketing as a % of total revenue	27%	28%		1%
Sales, general and administrative as a % of total revenue	15%	19%		4%
Operating expenses increased $8.5 million and 18% for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, and 22% gross profit growth in the same period. We compare operating expense growth to gross profit growth as a measure of our operating leverage given the shift in revenue mix towards primarily consignment since mid-2019. Results by operating expenses line item are discussed below.

Operations, Product and Technology

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Personnel-related costs	$14,813	$18,679	$3,866	26%
Facilities and other allocated costs	6,009	6,020	11	—%
Inbound shipping	4,344	3,555	(789)	(18)%
Other	309	58	(251)	(81)%
Total change in operations, product and technology expenses	$25,475	$28,312	$2,837	11%
Operations, product and technology expense represented 51% of total revenue for the three months ended March 31, 2021, a 200 basis points decrease, compared to 53% for the three months ended March 31, 2020. Operations, product and technology expense increased 11% in the same period, compared to 22% gross profit growth demonstrating the leverage of our business model.
Personnel-related costs increased by 26% from $14.8 million for the three months ended March 31, 2020 to $18.7 million for the three months ended March 31, 2021. The increase was due to investments to support growth in our distribution center operations and increases in headcount in our corporate functions.
Facilities and other allocated costs remained relatively flat at $6.0 million for both the three months ended March 31, 2020 and March 31, 2021.
Inbound shipping costs decreased by 18% from $4.3 million for the three months ended March 31, 2020 compared to $3.6 million for the three months ended March 31, 2021. The decrease was due to fewer Clean Out Kits received in the three months ended March 31, 2020 compared to the three months ended March 31, 2021, as we maintained restrictions on the ability of sellers to order Clean Out Kits until the end of February 2021.
Marketing

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Marketing and advertising costs	$11,327	$13,220	$1,893	17%
Other	1,674	2,226	552	33%
Total change in marketing expense	$13,001	$15,446	$2,445	19%
Marketing represented 28% of revenue for the three months ended March 31, 2021, a 100 basis points increase compared to 27% for the three months ended March 31, 2020. Marketing expense increased by 19% for the period, compared to 22% gross profit growth demonstrating the leverage of our business model.
Marketing and advertising costs increased by 17% from $11.3 million for the three months ended March 31, 2020, compared to $13.2 million for the three months ended March 31, 2021 due to increased efforts to attract new buyers for our marketplace. Marketing and advertising costs increased by 17%, compared to a 22% increase in gross profit.

Sales, General and Administrative

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Personnel-related costs	$3,438	$5,536	$2,098	61%
Professional services	1,375	1,835	460	33%
Payment processing fees	1,732	1,797	65	4%
Other	888	1,470	582	66%
Total change in sales, general and administrative costs	$7,433	$10,638	$3,205	43%
Sales, general and administrative represented 19% of total revenue for the three months ended March 31, 2021, a 400 basis points increase, compared to 15% for the three months ended March 31, 2020. Sales, general and administrative expense increased 43% in the period, compared to 22% gross profit growth. This increase was mainly the result of investments, primarily personnel and professional services costs, made towards scaling our business and improving our processes as we became a public company.
Personnel-related costs increased from $3.4 million for the three months ended March 31, 2020, compared to $5.5 million for the three months ended March 31, 2021. The increase was primarily due to increased headcount by 10% over the same period to support growth in our corporate functions and increased stock-based compensation of $1.2 million.
Professional services costs increased from $1.4 million for the three months ended March 31, 2020 compared to $1.8 million for the three months ended March 31, 2021. The increase was mainly due to an increase in accounting and consulting fees as we became a public company.
We believe that our expenses in operations, product and technology, marketing, and sales, general and administrative will continue to increase in absolute dollars in the second quarter of 2021 as revenue grows and as we continue to make investments for our future growth and expand our business and infrastructure to support being a public company.
Comparison of the Years Ended December 31, 2019 and 2020
Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Consignment revenue	$97,763	$138,096	$40,333	41%
Product revenue	66,049	47,919	(18,130)	(27)%
Total revenue	$163,812	$186,015	$22,203	14%
Consignment revenue as a % of total revenue	60%	74%		14%
Product revenue as a % of total revenue	40%	26%		(14)%
The 14% increase in total revenue compared to the prior year was primarily attributable to a 27% increase in Orders, which was primarily driven by growth in Active Buyers of 24% and partially offset by a decrease in revenue per Order of 10% over the same period. The increase in Active Buyer growth in early 2020 was due to our investments in buyer acquisition. We maintained our active buyer base through 2020 despite the economic uncertainty caused by the COVID-19 pandemic. The decrease in revenue per Order was due in part to increased discounts and incentives beginning in the second quarter of 2020 in response to the economic uncertainty as well as a higher percentage of our sales being consignment sales. Consignment sales result in lower revenue than product sales because revenue for consignment sales is recognized net of seller payouts, whereas, for product sales, seller payouts are recognized as a component of cost of revenue, leading to different gross margin profiles between consignment sales and product sales.
Consignment Revenue
The 41% increase in consignment revenue compared to the prior year was primarily attributable to the mix shift from product to consignment sales, which resulted in consignment sales representing 74% of our total revenue mix, up from 60% in the prior period, as well as a 27% increase in Orders overall.
Product Revenue
The 27% decrease in product revenue compared to the prior year was primarily attributable to the mix shift from product to consignment sales.
Cost of Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$22,764	$34,184	$11,420	50%
Cost of product revenue	28,544	23,683	(4,861)	(17)%
Total cost of revenue	$51,308	$57,867	$6,559	13%
Gross profit	$112,504	$128,148	$15,644	14%
Gross profit margin	69%	69%		—%
Cost of revenue as a % of total revenue	31%	31%		—%
Cost of consignment revenue as a % of total cost of revenue	44%	59%		15%
Cost of product revenue as a % of total cost of revenue	56%	41%		(15)%
Total cost of revenue as a percentage of total revenue, remained consistent from 2019 to 2020. The mix shift from product to consignment sales results in a decrease in the costs of revenue as a percent of revenue as consignment revenue has a higher gross margin profile than product sales. This decrease was offset by an increase in the cost of revenue as a percent of revenue due to lower revenue per Order resulting from a higher level of discounts and incentives offered to buyers during the COVID-19 pandemic.
Cost of Consignment Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$22,764	$34,184	$11,420	50%
As a percent of consignment revenue	23%	25%		2%
Consignment gross margin	77%	75%		(2)%
The 50% increase in the cost of consignment revenue compared to the prior year was primarily driven by the increase in consignment revenue, which resulted in increases to the costs listed in the below table. At the same time, our consignment gross margin declined from 77% to 75% as we offered more discounts and incentives to encourage buyers to keep shopping with us during a period of economic uncertainty. As payouts on consignment orders are also reduced by discounting, there was less of an impact on consignment margin versus product margin.

Change from 2019 to 2020
(in thousands)
Outbound shipping	$8,838
Packaging	480
Direct labor	2,447
Other	(345)
Total increase in consignment costs	$11,420
Cost of Product Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Cost of product revenue	$28,544	$23,683	$(4,861)	(17)%
As a percent of product revenue	43%	49%		6%
Product gross margin	57%	51%		(6)%
The 17% decrease in the cost of product revenue compared to the prior year was primarily driven by the decrease in product revenue, which resulted in decreases to the costs listed in the below table. Product gross margin declined from 57% to 51% as a result of the increased discounts and incentives offered to buyers during the COVID-19 pandemic.

Change from 2019 to 2020
(in thousands)
Outbound shipping	$(2,245)
Packaging	(433)
Direct labor	(842)
Inventory costs	(1,341)
Total decrease in product costs	$(4,861)
Operating Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Operations, product and technology	$82,078	$101,408	$19,330	24%
Marketing	44,980	44,765	(215)	—%
Sales, general and administrative	22,253	28,564	6,311	28%
Total operating expenses	$149,311	$174,737	$25,426	17%
Operating expenses grew 17%, compared to 14% gross profit growth in the same period. We compare operating expense growth to gross profit growth as a measure of our operating leverage given the shift in revenue mix towards primarily consignment since mid-2019. Results by operating expenses line item are discussed below.

Operations, Product and Technology

(in thousands)	Change from 2019 to 2020	Explanation of change
Personnel-related costs	$8,769	The increase was due to increased headcount to support growth in our operations partially offset by reduced payroll costs due to a 20% furlough for corporate employees starting in April 2020 as well as a 60-day voluntary furlough for distribution center employees.
Facilities and other allocated costs	5,711	The increase was due to growth of our processing infrastructure.
Inbound shipping	4,263	The increase was due an increase in Clean Out Kits received as a result of continued growth in supply from sellers during the COVID-19 pandemic and increased shipping rates.
Other	587
Total increase in operations, product and technology expenses	$19,330
Operations, product and technology expense represented 55% of total revenue in the year ended December 31, 2020, compared to 50% in the year ended December 31, 2019. Operations, product and technology expense grew 24% in the same period, compared to 14% gross profit growth. The increase in costs is due to our continued investment in growing our business, increasing automation in our distribution centers and improving our technology.
Marketing

(in thousands)	Change from 2019 to 2020	Explanation of change
Marketing and advertising costs	$(495)	The decrease is due to temporarily reduced marketing spend while we reevaluated the impact of COVID-19 on consumer demand.
Other	280
Total decrease in marketing expense	$(215)
Marketing represented 24% of revenue in the year ended December 31, 2020, compared to 27% in the prior year. Marketing expense remained consistent in the same period, compared to 14% gross profit growth.

Sales, general and administrative

(in thousands)	Change from 2019 to 2020	Explanation of change
Professional services	$2,626	The increase is due mainly to an increase in consulting fees as we prepared to become a public company.
Personnel-related costs	1,474	The increase is due to increased headcount to support growth in our corporate functions offset by reduced payroll costs due to a 20% furlough for corporate employees beginning in April 2020.
Payment processing fees	1,620	The increase was primarily attributable to the increase in orders and a corresponding increase in revenue.
Other	591
Total increase in sales, general and administrative costs	$6,311
Sales, general and administrative represented 15% of revenue in the year ended December 31, 2020, compared to 14% in the prior year. Sales, general and administrative expense grew 28% in the same period, compared to 14% gross profit growth. This increase is the result of scaling our business and improving our processes as we prepared to be a public company.
Comparison of the Years Ended December 31, 2018 and 2019
Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Consignment revenue	$39,415	$97,763	$58,348	148%
Product revenue	90,136	66,049	(24,087)	(27)%
Total revenue	$129,551	$163,812	$34,261	26%
Consignment revenue as a % of total revenue	30%	60%		30%
Product revenue as a % of total revenue	70%	40%		(30)%
The 26% increase in total revenue compared to the prior year was primarily attributable to a 34% increase in Orders, which was primarily driven by growth in Active Buyers of 48% and partially offset by a decrease in revenue per Order of 5% over the same period. The increase in Active Buyer growth was due to investments in buyer acquisition as we expanded our processing capacity. The decrease in revenue per Order was due to a higher percentage of our sales being consignment sales as consignment sales result in lower revenue than product sales because revenue for consignment sales is recognized net of seller payouts, whereas, for product sales, seller payouts are recognized as a component of cost of revenue, leading to different gross margin profiles between consignment sales and product sales.
Consignment Revenue
The 148% increase in consignment revenue compared to the prior year was primarily attributable to the mix shift from product to consignment sales, which resulted in consignment sales representing 60% of our total revenue mix, up from 30% in the prior period, as well as a 34% increase in Orders overall.
Product Revenue
The 27% decrease in product revenue compared to the prior year was primarily attributable to the mix shift from product to consignment sales.

Cost of Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$9,978	$22,764	$12,786	128%
Cost of product revenue	41,563	28,544	(13,019)	(31)%
Total cost of revenue	$51,541	$51,308	$(233)	—%
Gross profit	$78,010	$112,504	$34,494	44%
Gross profit margin	60%	69%		9%
Cost of revenue as a % of total revenue	40%	31%		(9)%
Cost of consignment revenue as a % of total cost of revenue	19%	44%		25%
Cost of product revenue as a % of total cost of revenue	81%	56%		(25)%
The 9% improvement in the total cost of revenue as a percentage of total revenue, from 40% to 31%, was primarily attributable to the mix shift from product to consignment sales, because consignment sales have a higher gross margin profile than product sales. Additionally, we gained cost efficiencies in outbound direct labor and packaging as we were able to leverage these costs over a larger volume of Orders, which grew 34% over the same period.
Cost of Consignment Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Cost of consignment revenue	$9,978	$22,764	$12,786	128%
As a percent of consignment revenue	25%	23%		(2)%
Consignment gross margin	75%	77%		2%
The 128% increase in the cost of consignment revenue compared to the prior year was primarily driven by the increase in consignment revenue, which resulted in increases to the costs listed in the below table. At the same time, our consignment gross margin improved from 75% to 77% as a result of our ability to drive leverage in outbound direct labor and packaging.

Change from 2018 to 2019
(in thousands)
Outbound shipping	$9,949
Direct labor	1,875
Packaging	409
Other	553
Total increase in consignment costs	$12,786

Cost of Product Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Cost of product revenue	$41,563	$28,544	$(13,019)	(31)%
As a percent of product revenue	46%	43%		(3)%
Product gross margin	54%	57%		3%
The 31% decrease in the cost of product revenue compared to the prior year was primarily driven by the decrease in product revenue, which resulted in decreases to the costs listed in the below table. Product gross margin improved from 54% to 57% as a result of our ability to drive leverage in outbound direct labor and packaging.

Change from 2018 to 2019
(in thousands)
Outbound shipping	$(2,262)
Packing	(1,709)
Direct labor	(2,552)
Inventory costs	(6,496)
Total decrease in product costs	$(13,019)
Operating Expenses

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands, except percentages)
Operations, product and technology	$67,896	$82,078	$14,182	21%
Marketing	27,235	44,980	17,745	65%
Sales, general and administrative	17,135	22,253	5,118	30%
Total operating expenses	$112,266	$149,311	$37,045	33%
Operating expenses grew 33%, compared to 44% gross profit growth in the same period. We compared operating expense growth to gross profit growth as a measure of our operating leverage given the shift in revenue mix towards primarily consignment in mid-2019. Results by operating expenses line item are discussed below.

Operations, Product and Technology

(in thousands)	Change from 2018 to 2019	Explanation of change
Personnel-related costs	$8,079	The increase was due to increased headcount to support growth in our operations as well as an increase in stock-based compensation due largely to the 2019 Tender Offer.
Inbound shipping	3,018	The increase was due to an increase in Clean Out Kits received, due to continued growth in supply from sellers and an increase in sellers.
Facilities and other allocated costs	2,013	The increase was due to growth of our processing infrastructure.
Professional service costs	1,139	The increase was due to an increase in professional contractors and consultants that supplement our workforce.
Other	(67)
Total increase in operations, product and technology expenses	$14,182
Operations, product and technology expense represented 50% of total revenue in the year ended December 31, 2019, compared to 52% in the year ended December 31, 2018. Operations, product and technology expense grew 21% in the same period, compared to 44% gross profit growth. This operating leverage was the result of reaching existing capacity and increasing automation in our distribution centers, as well as leverage of fixed costs in product and technology expense.
Marketing

(in thousands)	Change from 2018 to 2019	Explanation of change
Marketing and advertising costs	$16,247	The increase was primarily due to investments in marketing to drive growth in Active Buyers and Orders.
Personnel-related costs	1,077	The increase was primarily due to increased marketing headcount to support growth as well as an increase in stock-based compensation due largely to the 2019 Tender Offer.
Other	421
Total increase in marketing expense	$17,745
Marketing represented 27% of revenue in the year ended December 31, 2019, compared to 21% in the prior year. Marketing expense grew 65% in the same period, compared to 44% gross profit growth. We accelerated marketing spend in order to drive demand and take advantage of expanding capacity in our distribution centers.

Sales, general and administrative

(in thousands)	Change from 2018 to 2019	Explanation of change
Personnel-related costs	$3,963	The increase due to increased headcount to support growth in our corporate functions as well as an increase in stock-based compensation due largely to the 2019 Tender Offer.
Payment processing fees	1,343	The increase was primarily attributable to the increase in Orders and a corresponding increase in revenue.
Other	(188)
Total increase in sales, general and administrative costs	$5,118
Sales, general and administrative represented 14% of revenue in the year ended December 31, 2019, compared to 13% in the prior year. Sales, general and administrative expense grew 30% in the same period, compared to 44% gross profit growth. This operating efficiency was the result of increased leverage in our general and administration infrastructure, including personnel costs, as we scaled.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight fiscal quarters ended March 31, 2021. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. You should read the following unaudited quarterly consolidated results of operations in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three months ended
(in thousands)	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue:
Consignment	$22,000	$27,338	$32,026	$35,314	$34,914	$33,657	$34,211	$44,688
Product	18,118	18,612	12,611	13,001	12,421	13,275	9,222	10,992
Total revenue	40,118	45,950	44,637	48,315	47,335	46,932	43,433	55,680
Cost of revenue:
Consignment	5,119	5,837	7,599	8,816	8,297	7,984	9,087	10,832
Product	7,402	7,579	5,660	6,873	6,027	6,172	4,611	5,130
Total cost of revenue	12,521	13,416	13,259	15,689	14,324	14,156	13,698	15,962
Gross profit	27,597	32,534	31,378	32,626	33,011	32,776	29,735	39,718
Operating expenses:
Operations, product and technology	19,270	20,831	25,580	25,475	22,149	25,856	27,928	28,312
Marketing	9,499	13,557	12,674	13,001	10,898	10,614	10,252	15,446
Sales, general and administrative	5,018	5,199	7,971	7,433	6,438	6,891	7,802	10,638
Total operating expenses	33,787	39,587	46,225	45,909	39,485	43,361	45,982	54,396
Operating loss	(6,190)	(7,053)	(14,847)	(13,283)	(6,474)	(10,585)	(16,247)	(14,678)
Interest expense	(388)	(379)	(365)	(273)	(224)	(368)	(440)	(559)
Other income (expense), net	(11)	188	271	341	41	(51)	(258)	(907)
Loss before provision for income taxes	(6,589)	(7,244)	(14,941)	(13,215)	(6,657)	(11,004)	(16,945)	(16,144)
Provision for income taxes	—	—	36	—	—	—	56	27
Net loss	$(6,589)	$(7,244)	$(14,977)	$(13,215)	$(6,657)	$(11,004)	$(17,001)	$(16,171)
Key Financial and Operating Metrics

	Three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Active Buyers (as of period end)	724	841	997	1,135	1,240	1,257	1,240	1,290
Active Buyers Growth(1)	9%	24%	48%	67%	71%	49%	24%	14%
Orders	699	877	957	956	998	1,012	998	1,128
Orders Growth(1)	10%	45%	79%	59%	43%	15%	4%	18%
Revenue	$40,118	$45,950	$44,637	$48,315	$47,335	$46,932	$43,433	$55,680
Revenue Growth(1)				46%	18%	2%	(3)%	15%
Gross Profit	$27,597	$32,534	$31,378	$32,626	$33,011	$32,776	$29,735	$39,718
Gross Profit Growth(1)				55%	20%	1%	(5)%	22%
Net Loss	$(6,589)	$(7,244)	$(14,977)	$(13,215)	$(6,657)	$(11,004)	$(17,001)	$(16,171)
Net Loss Margin	(16)%	(16)%	(34)%	(27)%	(14)%	(23)%	(39)%	(29)%
Adjusted EBITDA(2)	$(4,169)	$(4,883)	$(8,371)	$(10,427)	$(3,270)	$(7,473)	$(12,228)	$(9,119)
Adjusted EBITDA Margin	(10)%	(11)%	(19)%	(22)%	(7)%	(16)%	(28)%	(16)%

______________
(1)The growth rates represent percentage growth over the comparative prior year quarter.
(2)See below for a reconciliation of Adjusted EBITDA to net loss.

	Three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net loss	$(6,589)	$(7,244)	$(14,977)	$(13,215)	$(6,657)	$(11,004)	$(17,001)	$(16,171)
Add (deduct):
Depreciation and amortization	1,076	1,044	1,090	1,245	1,198	1,425	$1,713	$2,038
Stock-based compensation	938	941	5,118	1,442	1,966	1,649	2,279	3,498
Interest expense	388	379	365	273	224	368	440	559
Change in fair value of convertible preferred stock warrant liability (1)	18	(3)	(3)	(172)	(1)	89	285	930
Loss on extinguishment of debt (2)	—	—	—	—	—	—	—	—
Provision for income taxes	—	—	36	—	—	—	56	27
Adjusted EBITDA	$(4,169)	$(4,883)	$(8,371)	$(10,427)	$(3,270)	$(7,473)	$(12,228)	$(9,119)
______________
(1)Prior to the IPO, our convertible preferred stock warrants were subject to re-measurement at the end of each reporting period and the change in the fair value of the convertible preferred stock warrant liability was included in other income, net in our statement of operations and comprehensive loss. Our convertible preferred stock warrants were converted to Class B common stock warrants (which are not subject to remeasurement) and the related convertible preferred stock warrant liability was reclassified to additional paid-in capital immediately prior to the completion of the IPO.
(2)We recorded a loss on the extinguishment of our loan and security agreement with Silicon Valley Bank in February 2019, which is included in other income, net in our statement of operations and comprehensive loss. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.
Quarterly Trends
Our quarterly revenue increased for all periods presented through the first quarter of 2020 primarily due to increases in Active Buyers and Orders. Our quarterly revenue decreased in the second through fourth quarters of 2020 primarily due to the impacts of the COVID-19 pandemic. In March 2020, we experienced a 10% reduction in average monthly Orders through our site, as compared to February 2020, which we attribute to the general economic uncertainty at the beginning of the COVID-19 pandemic. Beginning in the second quarter of 2020, we chose to strategically increase discounts and incentives to encourage our existing buyer base to shop with us, as consumers generally prioritize value in times of economic uncertainty. In the first quarter of 2021, our quarterly revenue increased primarily due to increases in Active Buyers and Orders as we continued the strategy of increased discounts and incentives.
Our operating expenses increased for all periods presented through the first quarter of 2020 and then again in the first quarter of 2021 as we scaled to support our growth in operations. In 2020, we implemented several cost-saving measures to address the challenges from the COVID-19 pandemic. For example, in the first quarter of 2020, we temporarily reduced marketing spend while we reevaluated the impact of COVID-19 on consumer demand. Additionally, in April 2020, we reduced salaries by 20% for the vast majority of corporate employees and in June 2020 we laid off the staff at our three small retail stores and permanently closed our retail stores during 2020.

In each of the first, third and fourth quarters of 2020 and the first quarter of 2021, our net losses were greater than in the comparable quarterly periods in 2019 and 2020. This was primarily a result of increased quarterly operating expenses that outpaced growth in gross profit during each of these periods. Our increased quarterly operating expenses were primarily a result of our efforts to increase the number of items available for sale, and increased sales, general and administrative expenses to enhance our back office processes. Our net loss for the second quarter of 2020 was slightly less than the comparable quarterly period in 2019, primarily because of lower growth in our sales, general and administrative expenses on a period over period basis compared to growth in our gross profit on a period over period basis, as a result of cost-saving measures we implemented in the second quarter due to the COVID-19 pandemic, as described above.
Liquidity and Capital Resources
As of December 31, 2020, we had cash and cash equivalents of $64.5 million and an accumulated deficit of $252.2 million. As of March 31, 2021, we had cash and cash equivalents of $246.5 million and an accumulated deficit of $268.3 million. Since our founding, we have generally generated negative cash flows from operations and have primarily financed our operations through private sales of equity securities and debt. We currently have a term loan facility with Western Alliance Bank as discussed below in the section titled “—Contractual Obligations and Commitments.” In March 2021, we completed our IPO for aggregate net proceeds of $175.5 million, net of offering costs, underwriter discounts and commissions of $17.7 million.
We expect operating losses and negative cash flows from operations to continue into the foreseeable future as we continue to invest in growing our business and expanding our infrastructure. Our primary use of cash includes operating costs such as distribution center operating costs and product and technology expenses, marketing expenses, personnel expenses and other expenditures necessary to support our operations and our growth. Additionally, our primary capital expenditures are related to the set-up, automation and expansion of our distribution centers. Based upon our current operating plans, we believe that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next twelve months from the date of this prospectus. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.
Our future capital requirements will depend on many factors, including, but not limited to the timing of our increased distribution center automation and expansion plans to support planned revenue growth, the expansion of sales and marketing activities, the potential introduction of new offerings and new RaaS offerings, the continuing growth of our marketplace and overall economic conditions. We may seek additional equity or debt financing. If we raise equity financing, our stockholders may experience significant dilution of their ownership interests. If we conduct an additional debt financing, the terms of such debt financing may be similar or more restrictive than our current term loan facility and we would have additional debt service obligations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be harmed. See the section titled “Risk Factors—Risks Relating to Our Business and Industry—We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.”

Cash Flows
The following table summarizes our cash flows for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(22,490)	$(10,090)	$(19,105)	$(9,102)	$1,077
Investing activities	(22,016)	(1,254)	(19,424)	(4,673)	(4,099)
Financing activities	38,970	91,182	18,215	(785)	185,051
Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents	$(5,536)	$79,838	$(20,314)	$(14,560)	$182,029
Changes in Cash Flow from Operating Activities
During 2020, net cash used in operating activities was $19.1 million, which consisted of a net loss of $47.9 million, partially offset by non-cash charges of $17.5 million and a net change of $11.3 million in our operating assets and liabilities. The change in operating assets and liabilities is due to a $5.2 million increase in accrued and other current liabilities due mainly to an increase in deferred revenue for loyalty points of $3.5 million and an increase of $1.1 million site credit and gift card liabilities, a $4.4 million increase in seller payables, and a $3.5 million increase in accounts payable due to the timing of payments and increased operating expenses as we grow our business partially offset by a reduction in operating lease liabilities of $3.8 million.
During 2019, net cash used in operating activities was $10.1 million, which consisted of a net loss of $38.2 million, partially offset by non-cash charges of $13.0 million and a net change of $15.1 million in our operating assets and liabilities largely driven by an increase of $14.2 million in accrued and other current liabilities. The increase in accrued and other current liabilities is largely due to a $4.7 million increase in site credits and gift card liabilities when we converted $4.0 million seller payables to gift cards in late 2019. Additionally, we experienced a $2.2 million increase in taxes primarily due to sales tax accruals, a $1.8 million increase in accrued marketing consistent with the overall increase in marketing expense as we accelerated marketing spend in order to drive demand and take advantage of expanding capacity in our distribution centers, $1.5 million and $1.8 million increases for deferred revenue and allowance for returns, respectively, consistent with increased sales, and a $1.2 million increase in accrued compensation costs due to increased headcount. Additionally, our inventory balance decreased by $2.3 million as a result of the shift in revenue towards primarily consignment sales in mid-2019, which resulted in less up-front purchases of inventory.
During 2018, net cash used in operating activities was $22.5 million, which consisted of a net loss of $34.2 million, partially offset by non-cash charges of $6.8 million and a net change of $4.9 million in our operating assets and liabilities. The change in operating assets and liabilities was driven by an increase of $2.1 million in accounts payable due to increased operating expenses as we grow our business and $2.0 million in accrued and other current liabilities, primarily due to an increase of $1.3 million in sales tax payable and an increase of $0.8 million in site credit liabilities.
For the three months ended March 31, 2021, net cash provided by operating activities was $1.1 million, which consisted of non-cash charges of $7.9 million and a net change of $9.3 million in our operating assets and liabilities, partially offset by a net loss of $16.2 million. The change in operating assets and liabilities is primarily due to a $4.8 million increase in accrued and other current liabilities, a $4.7 million increase in accounts payable due to the timing of payments and increased operating expenses as we grow our business, and a $1.5 million increase in seller payable due to the timing of payments, partially offset by a reduction in operating lease liabilities of $1.3 million. The $4.8 million increase in accrued and other current liabilities is primarily due to an increase in accrued marketing of $2.3 million, an increase in allowance for returns of $1.2 million, and an increase in accrued compensation of $1.0 million.
For the three months ended March 31, 2020, net cash used in operating activities was $9.1 million, which consisted of a net loss of $13.2 million, partially offset by non-cash adjustment of $3.4 million and a net change of $0.7 million in our operating assets and liabilities. The net change of $0.7 million in our operating assets and liabilities is largely driven by an increase of $1.8 million in accrued and other current liabilities due to the timing of vendor payables, a $1.2 million increase in seller payables, and a $1.1 million increase in accounts payable, partially offset by a $2.0 million increase in other current and non-current assets, primarily due to $1.0 million increase in non-trade receivables, and a $1.2 million decrease in operating lease liabilities.
Changes in Cash Flow from Investing Activities
During 2020, net cash used in investing activities was $19.4 million, which is attributable entirely to purchases of property and equipment. The majority of the investment in property and equipment is related to the purchase of automation assets for DC06 in Georgia, our newest distribution center.
During 2019, net cash used in investing activities was $1.3 million, which consisted of additional purchases of property and equipment of $9.5 million, which was partially offset by $8.3 million in maturities of marketable securities during the period.
During 2018, net cash used in investing activities was $22.0 million, which consisted of additional purchases of property and equipment of $13.9 million and purchases of marketable securities of $35.1 million, partially offset by $27.0 million in maturities of marketable securities during the period.
For the three months ended March 31, 2021, net cash used in investing activities was $4.1 million, which is attributable to purchases of property and equipment, primarily for automation assets for DC06 in Georgia, our newest distribution center.
For the three months ended March 31, 2020, net cash used in investing activities was $4.7 million, which consisted of additional purchases of property and equipment.
Changes in Cash Flow from Financing Activities
During 2020, net cash provided by financing activities was $18.2 million, which consisted mainly of debt financing proceeds of $18.4 million, net of issuance costs.
During 2019, net cash provided by financing activities was $91.2 million, which consisted of proceeds of $82.5 million from the issuance of convertible preferred stock, net of issuance costs, and debt financing proceeds of $19.8 million, net of issuance costs, partially offset by the repayment of debt of $11.8 million.
During 2018, net cash provided by financing activities was $39.0 million, which primarily consisted of proceeds of $35.6 million from the issuance of convertible preferred stock, net of issuance costs and debt financing proceeds of $6.5 million, net of issuance costs, partially offset by the repayment of debt of $3.1 million.
For the three months ended March 31, 2021, net cash provided by financing activities was $185.1 million, which consisted mainly of $180.3 million in proceeds from the sale of Class A common stock in the IPO, net of underwriting discounts and commissions, $4.6 million in debt financing proceeds, net of issuance costs, and $1.9 million in proceeds from the exercise of common stock options, partially offset by $1.7 million in connection with the payment of offering costs for the IPO.
For the three months ended March 31, 2020, net cash used in financing activities was $0.8 million, which was mainly driven by $0.7 million repayment of debt.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(in thousands)
Operating leases	$33,403	$5,168	$9,027	$6,916	$12,292
Term loan, including interest	40,681	5,498	16,890	18,293	—
Noncancellable purchase commitments(1)	9,850	7,416	2,434	—	—
Total	$83,934	$18,082	$28,351	$25,209	$12,292
________________
(1)Noncancellable purchase commitments primarily consists of $3.6 million for Amazon Web Services and $5.6 million related to the Company’s distribution centers.
Term Loan
In February 2019, we entered into a loan and security agreement with Western Alliance Bank. We borrowed $20.0 million under this loan and security agreement through December 31, 2019, with $17.6 million principal outstanding as of such date. In May 2020, we and Western Alliance Bank amended the loan and security agreement. We borrowed an additional $13.6 million under this agreement through September 30, 2020, for total outstanding principal under this agreement of $30.0 million as of September 30, 2020.
In November 2020, we entered into a second amendment to the loan and security agreement with Western Alliance Bank. In connection with the second amendment to the agreement, we received credit approval to borrow an additional $10.0 million, or up to $40.0 million in aggregate. We then borrowed an additional $5.0 million in November 2020, for a total outstanding principal amount under this agreement of $35.0 million as of November 30, 2020.
Under the amended agreement, the loan maturity date is May 29, 2024 and the interest rate is the greater of either the Wall Street Journal Prime Rate + 1.50% or 5.75% per annum. Additionally, a fee equal to 1% of aggregate borrowings is due upon final payment. The term loan can be prepaid without penalty or premium at any time.
The term loan includes affirmative, negative and financial covenants that restrict our ability to, among other things, incur additional indebtedness, make investments, sell or otherwise dispose of assets, pay dividends or repurchase stock. The loan also contains financial and non-financial covenants, which, if not met, allow the lender to call all outstanding borrowings plus accrued interest. The financial covenants include minimum cash and liquidity requirements, a debt service requirement and quarterly minimum net revenue and revenue growth thresholds specified by the term loan. The loan and security facility is secured with a first ranking lien on all corporate assets and a negative pledge on intellectual property. As of December 31, 2019, we were not in compliance with our debt covenants regarding (i) limitations on capital expenditures, (ii) limitations on the maximum principal amount in our existing depository accounts without a control agreement, (iii) the requirement to transfer certain accounts to Western Alliance Bank and (iv) the delivery of financial information in a timely manner. As part of the amendment in May 2020, the existing covenant defaults were waived and the covenants were revised to increase minimum cash and liquidity requirements, extend the timing of debt service requirements and add specific net revenue targets and revenue growth requirements. We were in compliance with the revised covenants as of September 30, 2020.

In December 2020, we entered into a third amendment to the loan and security agreement with Western Alliance Bank. As part of the amendment in December 2020, the covenants were revised to amend the minimum cash and liquidity requirements, further extend the timing of debt service requirements, amend the specific net revenue targets and revenue growth requirements, and add a capital raising milestone requiring us to raise at least $50.0 million in equity or convertible debt by March 31, 2022, which could be satisfied by this offering. Additionally, the success fee equal to 1.0% of the principal amount borrowed under the agreement was amended to be payable to Western Alliance Bank upon the earlier of payoff of the loan, maturity of the loan or our initial public offering.
In February 2021, we amended and restated the loan and security agreement with Western Alliance Bank to reflect all waivers and amendments to date. Subsequently, the Company borrowed an additional $5.0 million for an aggregate amount of $40.0 million. In connection with the additional $5.0 million draw, the Company issued additional warrant shares for Series E-1 preferred stock in the amount of 15,979 or (i) two percent of the additional advance amount drawn under the Term A loans, divided by (ii) the applicable exercise price at the time the warrant is exercised.
In May 2021, we entered into an amendment to the loan and security agreement with Western Alliance Bank. The amendment, among other things, (i) modified the interest rate to the greater of either the Wall Street Journal Prime Rate and 4.25% (prior to the consummation of an initial public offering) or 4.00% (after the consummation of an initial public offering), (ii) revised the definition of Change of Control to provide that the consummation of an initial public offering shall not constitute a change of control, (iii) added an affirmative covenant requiring us to provide Western Alliance Bank with specified information and documentation upon our formation or acquisition of a new subsidiary, (iv) amended the negative covenant relating to mergers or acquisitions to add a provision permitting us to enter into Permitted Acquisitions, as defined in the amendment, and further provide that such Permitted Acquisitions shall be Permitted Investments, as defined in the loan and security agreement, and (v) increases the maximum aggregate value of cash and cash equivalents that may be held by thredUP Circular Fashion Fund Inc., our wholly owned non-profit subsidiary.
Indemnification Agreements
In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including any entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include:
Interest Rate Risk
As of December 31, 2020 and March 31, 2021, we had unrestricted cash and cash equivalents of $64.5 million and $246.5 million, respectively, consisting primarily of money market funds, which carry a degree of interest rate risk. Fluctuations in interest rates have not been significant to date. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Fluctuations in interest rates have not been significant to date.
Interest rates under our loan and security agreement with Western Alliance Bank are tied to the prime rate with a floor of 5.75% and therefore carry interest rate risk. As of December 31, 2020, we had borrowed $35.0 million under our loan and security agreement, with $35.0 million principal outstanding as of such date, at an interest rate of 5.75%. As of March 31, 2021, we had borrowed $40 million under our loan and security agreement, with $40 million principal outstanding as of such date, at an interest rate of 5.75%. Fluctuations in interest rates have not been significant to date.
A hypothetical 100 basis point change in interest rates would not have a material impact on our financial condition or results of operations for the periods presented.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Revenue Recognition
We generate revenue from the sale of secondhand women’s and kids’ apparel, shoes and accessories on behalf of sellers. We retain a percentage of the proceeds received as payment for our consignment service. We report consignment revenue on a net basis as an agent and not the gross amount collected from the buyer. We recognize consignment revenue upon purchase of the seller’s secondhand item by the buyer.

We also generate revenue from the sale of our purchased inventory which we refer to as product revenue. We sell our purchased inventory through our retail stores, our third-party retail partners and our online marketplace. We recognize product revenue on a gross basis. Online sales and sales to our retail partners are recognized upon shipment of the purchased secondhand items to the buyer. Sales at retail stores are recognized upon checkout and sales of accepted items from goody boxes are recognized upon acceptance, which generally occurs at the same time as payment.
Both consignment and product revenue are recognized net of discounts, incentives and returns. Sales tax assessed by governmental authorities is excluded from revenue.
Stock-Based Compensation
We estimate the fair value of stock options granted to employees, non-employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period.
The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted to date, we calculated the expected term using the simplified method. We determine volatility using the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.
Prior to the IPO, the fair value of the shares of common stock underlying the stock options was determined by our board of directors as there was no public market for the common stock. The board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, among other factors.
Recent Accounting Pronouncements
For information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements titled “Significant Accounting Policies.”
JOBS Act Accounting Election
We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS
Our Mission
Our mission is to inspire a new generation of consumers to think secondhand first.
That means…
•Enabling a generation of new buyers to effortlessly find high-quality secondhand items from brands they love at incredible prices, while delivering the joy, selection and engagement of online shopping;
•Enabling a generation of new sellers to participate in the resale economy by helping sellers conveniently clean out their closets and earn a payout or a charitable donation receipt for the items they no longer wear; and
•Enabling brands and retailers to deliver modern resale experiences that help their consumers shop in more environmentally sustainable ways.
We are a mission-driven company. Our core business creates a positive impact to the benefit of our buyers, sellers, partners, employees, investors and the environment. Our management team – with an average tenure of nearly seven years – lives our mission every day while maintaining a focus on our long-term vision. This commitment and the transformation of resale are central to our continuing success.
Overview
thredUP is one of the world’s largest online resale platforms for women’s and kids’ apparel, shoes and accessories. Our custom-built operating platform is powering the rapidly emerging resale economy, the fastest growing sector in retail, according to the GlobalData Market Survey. As of March 31, 2021, we had 1.29 million Active Buyers and 424,000 Active Sellers. thredUP’s platform consists of distributed processing infrastructure, proprietary software and systems and data science expertise. Since our founding in 2009, we have processed over 125 million unique secondhand items from 35,000 brands across 100 categories, saving our buyers an estimated $3.3 billion off estimated retail price. We estimate that we have positively impacted the environment by saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water simply by empowering consumers to buy and sell secondhand. The traditional fashion industry is one of the most environmentally damaging sectors in the global economy and we believe our scalable resale business model is a powerful solution to the fashion industry’s wastefulness.
thredUP’s proprietary operating platform is the foundation for our managed marketplace, where we have bridged online and offline technology to make the buying and selling of tens of millions of unique items easy and fun. The marketplace we have built enables buyers to browse and purchase resale items for women’s and kids’ apparel, shoes and accessories across a wide range of price points. Buyers love shopping value, premium and luxury brands all in one place, at up to 90% off estimated retail price. Sellers love thredUP because we make it easy to clean out their closets and unlock value for themselves or for the charity of their choice while doing good for the planet. Sellers order a Clean Out Kit, fill it and return it to us using our prepaid label. We take it from there and do the work to make those items available for resale. In 2018, based on our success with consumers directly, we extended our platform to enable brands and retailers to participate in the resale economy. A number of the world’s leading brands and retailers are already taking advantage of our RaaS offering. We believe RaaS will accelerate the growth of this emerging category and form the backbone of the modern resale experience.
We have built a differentiated and defensible operating platform to enable resale at scale, combining:
•Distributed Processing Infrastructure.  Our infrastructure is purpose-built for “single SKU” logistics, meaning that every item processed is unique, came from or belongs to an individual seller and is individually tracked using its own SKU. We believe our logistics and infrastructure have never been executed at our scale in the online resale market. We operate distribution centers that can collectively hold 5.9 million items in three strategic locations across the country. Our operations are highly scalable, and we have the ability to process more than 100,000 unique SKUs per day across our existing distribution footprint. We drive continuous operational efficiency through proprietary technology and ongoing automation of our infrastructure.
•Proprietary Software and Systems.  Our facilities run on a suite of our custom-built applications designed for “single SKU” operations. Our engineering team has implemented large-scale, innovative and patented automation for put-away, storage, picking and packing at scale. This automation results in reduced labor and fixed costs while increasing storage density and throughput capacity. Our proprietary software, systems and processes enable efficient quality assurance, item-attribution, sizing and photography. As we continue to scale this modern resale experience, our continuous improvement cycle drives increased throughput and we expect average order contribution margins to improve over time.
•Data Science Expertise.  There are no barcodes on clothing, so we invented a real-time database to identify, categorize and value each secondhand clothing item that we receive. We continue to expand our proprietary data set that spans over 125 million unique secondhand items processed across 35,000 brands and 100 categories. We harness this robust, structured data set across our business to optimize economic decisions, such as pricing, seller payouts, item acceptance, merchandising and sell-through. We also leverage data to power efficient customer acquisition and lifetime engagement, and to provide a personalized shopping experience.
Our managed marketplace unlocks valuable clothing supply from sellers and increases demand for high-quality online resale items. We take items that previously had minimal value and were sitting idle in closets, and we create value for sellers in an environmentally-friendly manner by enabling longer useful lives for their secondhand items. Because of the value and convenience sellers get with thredUP, we attract high-quality supply without directly spending money to acquire sellers. Sellers choose our managed marketplace to conveniently clean out their closets and earn a payout that can be received in the form of cash, thredUP online credits, select RaaS client credits or a charitable donation receipt. Sellers send their secondhand items to our distribution centers, and we then process items using our proprietary operating platform. We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service. We offer great brands at great prices in an ever-changing assortment, creating a fun shopping experience for our buyers. Since our items are secondhand and more affordably priced, our buyers can feel good when they shop.
In 2018, we expanded our platform to drive sustainability for the broader apparel ecosystem. Our partners look to our RaaS offering to meet a variety of objectives that require specific resale expertise and infrastructure, most of which they cannot do themselves. Utilizing our operations, software and data, we have tailored our offerings for RaaS clients to provide a real-time feed of items on our marketplace to their websites, power their closet clean out services, add our assortment to their physical stores, offer white-label resale shops or promote customer loyalty through RaaS client credits from Clean Out Kits. We have also helped our RaaS clients sell their worn, returned inventory through our marketplace. As of December 31, 2020, we worked with 21 RaaS clients, and we are rapidly growing our RaaS offering as more brands and retailers recognize the importance of resale in the minds of their current and future customers.
We generate revenue from items that are sold to buyers on our website and mobile app and through our RaaS clients. Beginning in mid-2021, our RaaS offerings are being structured to be future sources of revenue wherein RaaS clients typically pay an upfront integration fee as well as ongoing service fees and revenue sharing fees, as applicable. We are in the early stages of implementing this structure. We operate with consignment sales and direct product sales. In 2019, we shifted to primarily consignment sales. With consignment sales, we recognize revenue net of seller payouts, and cost of revenue includes outbound shipping, outbound labor and packaging costs. With direct product sales, we recognize revenue on a gross basis, and cost of revenue includes inventory cost, inbound shipping and inventory write-

downs, as well as outbound shipping, outbound labor and packaging costs. With both consignment sales and direct product sales, we optimize for gross profit dollar growth, which was 43% in 2018, 44% in 2019 and 14% in 2020 and 55% for the three months ended March 31, 2020 and 22% for the three months ended March 31, 2021. 2020 gross profit dollar growth slowed primarily due to the overall impact of the COVID-19 pandemic, including lower demand for apparel in general, higher discounts and incentives plus fewer secondhand items being listed for sale on our marketplace. For the three months ended March 31, 2021, gross profit dollar growth slowed as compared to the same period in the prior year due to strong pre-COVID-19 pandemic revenue in the three months ended March 31, 2020.
Our buyers pay us upfront when they purchase an item. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers then take an average of more than 60 days to use their funds, which results in a working capital dynamic that is favorable for our business given that the buyers pay us upon purchase. We have methodically scaled operating capacity and revenue, while increasing gross profit and improving our operating performance.
•As of December 31, 2020, we had 1.24 million Active Buyers, up 24% over December 31, 2019. As of March 31, 2021, we had 1.29 million Active Buyers, up 14% over March 31, 2020.
•As of December 31, 2020, our distribution centers could hold 5.5 million items and, as of March 31, 2021, our distribution centers could hold 5.9 million items.
•Our revenue was $186.0 million in 2020, up 14% over 2019, and $55.7 million in the three months ended March 31, 2021, up 15% over the three months ended March 31, 2020. Our consignment revenue was $138.1 million in 2020, up 41% over 2019, and $44.7 million in the three months ended March 31, 2021, up 27% over the three months ended March 31, 2020.
•Our gross profit was $128.1 million in 2020, up 14% over 2019, and $39.7 million in the three months ended March 31, 2021, up 22% over the three months ended March 31, 2020. Our overall gross margin was 69% in 2020 and 2019 and 71% in the three months ended March 31, 2021. Our consignment gross margin was 75% in 2020, as compared to 77% in 2019, and 76% in the three months ended March 31, 2021, as compared to 75% in the three months ended March 31, 2020.
•Our net loss was $47.9 million in 2020, $38.2 million in 2019 and $16.2 million in the three months ended March 31, 2021. Our net loss margin was 26% in 2020, 23% in 2019 and 29% in the three months ended March 31, 2021.
•In 2020, our Adjusted EBITDA was $(33.4) million with an Adjusted EBITDA margin of (18)%. In 2019, our Adjusted EBITDA was $(24.3) million with an Adjusted EBITDA margin of (15)%. In the three months ended March 31, 2021, our Adjusted EBITDA was $(9.1) million with an Adjusted EBITDA margin of (16)%. In the three months ended March 31, 2020, our Adjusted EBITDA was $(10.4) million with an Adjusted EBITDA margin of (22)%.
Our Market Opportunity
We believe that we are in the early stages of capitalizing on a large and growing market opportunity in secondhand clothing. Our market benefits from, and we are helping to drive, powerful consumer trends in our favor. Our addressable opportunity is represented by the following demand and supply-side market sizing:
U.S. Demand-Side Secondhand Total Addressable Market
According to the GlobalData Market Survey, the demand-side market for all U.S. secondhand clothing, footwear and accessories was estimated to be $27 billion in 2020. This market is expected to grow to $76 billion by 2025, representing a compound annual growth rate of 23%. This projected expansion in the secondhand market implies that the segment could become 18% of total retail clothing, footwear and accessories spend by 2025, up from 9% in 2020.
The secondhand market consists of resale and thrift apparel, footwear and accessories. The primary difference between resale and thrift is that resale items are selectively sorted, processed and curated for sale by sellers. Resale represents the fastest growing segment in the total retail clothing market and is our core addressable market today. According to the GlobalData Market Survey, the resale market is expected to grow from $9 billion in 2020 to $47 billion by 2025, representing a compound annual growth rate of 40%. We believe resale is driving a significant expansion of the secondhand market because it unlocks dormant, high-quality supply by taking the friction out of selling, and provides a buying experience for consumers that is similar to shopping new.
In addition, more of the secondhand market is expected to move online. According to the GlobalData Market Survey, only 39% of the total secondhand market was sold through online channels in 2020. This percentage is expected to reach 57% by 2025 as buyers continue to shift secondhand buying to online channels and declining foot traffic impacts the ability to reach consumers through physical stores.
European Demand-Side Secondhand Total Addressable Market
According to the GlobalData Market Survey Extension, the demand-side market for all European secondhand clothing, footwear and accessories was estimated to be $21.1 billion in 2020, and it is expected to grow to $39.0 billion by 2025. We believe there is a large opportunity in Europe to grow the managed marketplace model we have implemented in the United States. See “Prospectus Summary —Acquisition of Remix Global AD” for more details on our Proposed Acquisition as part of our European expansion strategy.
U.S. Supply-Side Secondhand Total Addressable Market
We believe there is a massive opportunity to unlock secondhand supply and increase the lifecycle of existing apparel that sits unworn in closets. The Environmental Protection Agency estimates that 17.8 billion pounds of clothing and footwear were landfilled in the United States in 2017, which is the equivalent of nearly 55 pounds per person when applied to the 325 million people in the U.S. population in 2017. According to the Secondary Materials and Recycled Textiles Association, nearly 95% of used apparel and textiles can be recycled and reused. Based on these figures, we estimate that 16.9 billion pounds of the apparel thrown away in the United States could be recycled and reused, which we estimate is enough supply to fill approximately one billion thredUP Clean Out bags every year. In 2020, we processed just over one million bags through our platform, which represents less than 0.1% of this potential supply we could unlock from closets in the United States.
We believe we are in the early stages of unlocking this valuable supply opportunity from closets across the United States. According to the GlobalData April 2021 Consumer Survey, only 35% of consumers have resold clothing, and 70% of consumers that have not resold clothing have said they are open to doing so. By doing so, we believe that sellers will be able to successfully make room in their closets, utilize resale as part of a solution to fashion waste, and generate income to refresh their closets.
Consumer Trends
This secondhand market opportunity is underpinned by the convergence of the following consumer trends:
•Generational Shift.  More Millennial and Generation Z consumers are driving the shift to secondhand each year. As these consumers mature, generate more disposable income and become a larger portion of consumer wallet share, we expect that secondhand will benefit. According to the GlobalData April 2021 Consumer Survey, Millennial and Generation Z consumers are shopping secondhand more than any other age group. 42% of Generation Z and

42% of Millennials purchased secondhand in 2020, which is 16 percentage points and 21 percentage points more, respectively, than in 2016.

Young Shoppers are Adopting Secondhand Fashion Faster than Any Other Age Group

# The Younger Generation Is Powering the Rise of Secondhand

% of consumers who are shopping secondhand apparel.
Gen Z
(<24)
26%
40%
42%
Millenials
25-37
21%
30%
42%
Gen X
38-55
16%
20%
32%
Boomers
(>55)
16%
20%
16%
2016
2019
2020
0
10
20
30
40
50

________________
Source: GlobalData April 2021 Consumer Survey
•Sustainability Matters.  Sustainability remains an important driver for purchase decisions. Whether it is the cars we buy, the water we drink, the clothes we wear or the food we eat, consumers increasingly care about the impact their choices are making on the environment. In the same way that consumers formed habits around recycling to help the environment, we believe that thredUP will help drive a habit shift among consumers to think secondhand first. According to the GlobalData April 2021 Consumer Survey, 43% of consumers in 2020 said they are more likely to shop with a brand that offers sustainable fashion options, and 56% of consumers say that clothing should be produced sustainably.
•Value Consciousness.  The COVID-19 pandemic has driven consumers to place greater importance on value. According to the GlobalData April 2021 Consumer Survey, 56% of consumers care more about seeking value when shopping for apparel than before the pandemic, and 67% of consumers say that they are motivated by value when it comes to shopping and prefer retailers that help them save money.
•Secondhand Becomes Mainstream.  More consumers are shopping secondhand than ever before. Secondhand is gaining share of wallet at the expense of fast fashion brands, department stores and luxury brands. According to the GlobalData Market Survey, resale has grown over 4x over the past five years. Further, according to the GlobalData April 2021 Consumer Survey, an estimated 173 million consumers bought secondhand products in 2020. In addition, 86% of those surveyed said that they have or are open to shopping secondhand. According to the GlobalData January 2020 Consumer Survey 82% said they already buy secondhand or are more open to shopping secondhand when finances are tighter in their households. Notably, nearly 2 out of 3 consumers do not think there is a stigma to wearing secondhand clothing as the category gains mainstream status.
Our Buyers, Sellers and Resale-as-a-Service (RaaS) Clients
As of December 31, 2020, we had 1.24 million Active Buyers and 428,000 Active Sellers on our platform. In the year ended December 31, 2020, our buyers placed 3.96 million Orders. As of March 31, 2021, we had 1.29 million Active Buyers and 424,000 Active Sellers on our platform. In the three months ended March 31, 2021, our buyers placed $1.13 million Orders. We serve a broad and diverse group of buyers and sellers across age, household income distribution and U.S. geography. Based on our 2020 Brand Health survey, 39% of our buyers and 34% of our sellers were Millennial and Generation Z consumers. The 2020 Brand Health survey was conducted between October 2019 and August 2020, and surveyed over 55,000 customers in the United States based on the following criteria: (i) for new buyers, after the first purchase; (ii) for repeat buyers, after four or more purchases; (iii) for new sellers, after receipt of a Clean Out Kit; and (iv) for repeat sellers, after processing a Clean Out Kit. According to the GlobalData January 2020 Consumer Survey, Millennial and Generation Z consumers are key constituents in leading the shift towards resale and conscious consumption. Our buyers are geographically diverse, while also distributed across household income, with the majority having an income over $50,000. Active Sellers decreased by 4,000 as of March 31, 2021 as compared to December 31, 2020 because we maintained restrictions on the ability of sellers to order Clean Out Kits until the end of February 2021. Additionally, as of December 31, 2020, we worked with 21 RaaS clients, including GAP, Madewell, Reformation and Walmart.

Buyer and Seller Demographics

BUYERS | SELLERS

**Age Demographic**

11.3%
27.3%
47.3%
14.1%
5.8%
28.1%
53.2%
12.8%
Generation Z
(Age < 24)
Millennials
(Age 25 – 34)
Generation X
(Age 35 – 54)
Baby Boomers
(Age 55+)

**Household Income**

8.8%
15.1%
33.1%
43.0%
5.2%
10.1%
27.8%
56.9%
<$30K
$30K - <$50K
$50K - $100K
$100K+

**U.S. Region**

25.0%
9.9%
22.6%
23.6%
18.9%
30.4%
8.3%
22.5%
21.8%
17.1%
Northeast
Southwest
West
Southeast
Midwest

______________
Percentages may not total 100% due to rounding.

Resale-as-a-Service (RaaS) Clients by Category as of December 31, 2020

______________
Percentages may not total 100% due to rounding.
Benefits for thredUP Buyers.  When our 1.29 million Active Buyers shop on thredUP they are making a stylish choice for themselves and a smart choice for their wallets and for the environment.
•Value.  Buyers love shopping value, premium and luxury brands all in one place, at up to 90% off estimated retail price. Since our founding, we estimate that we have saved our buyers $3.3 billion off retail price.
•Selection.  Our assortment is unique and ever-changing, with an average of over 321,000 new secondhand items listed each week in the three months ended March 31, 2021. We have an incredible breadth of assortment with over 35,000 brands across 100 categories and across price points.
•Engagement.  We have created an online resale shopping experience that is fun and convenient. In the past, shopping secondhand often meant sifting through piles of random clothing at thrift stores. Through our website and apps, our buyers can shop whenever, wherever they want. We create ongoing engagement because of our ever-changing assortment, unique SKUs and the thrill of “treasure hunting” on our marketplace. In the year ended December 31, 2020, on average, our Active Buyers visited our website six times per month.

•Personalization.  We use our data science capabilities to enable our buyers to navigate the breadth of items available, providing a more personalized shopping experience. We also are able to customize our assortment based on the time of year and the location of our buyers, including allowing buyers to shop only from their closest distribution center for faster delivery, lower prices and decreased environmental impact.
•Quality.  Each item in our marketplace has undergone a rigorous twelve-point quality inspection. Our buyers rely on us to provide a curated, high-quality resale experience that is like shopping new. In the year ended December 31, 2020, we listed only 59% of the items that we received from sellers on our marketplace after curation and processing. As evidence of the high quality of items on our marketplace, in the year ended December 31, 2020, we had a return rate of 12% of items sold and returns due to quality accounted for less than 2% of items sold.
•Sustainable.  Buyers feel good about buying secondhand because they are reducing waste. Since our founding, based in part on information provided by Green Story, we estimate our buyers have positively impacted the environment by saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water by shopping secondhand.
Benefits for thredUP Sellers.  We enable our 424,000 Active Sellers to conveniently clean out their closets and unlock value for themselves or for the charity of their choice while doing good for the environment at the same time.
•Convenient Clean Out.  According to the GlobalData January 2020 consumer survey, 60% of an average consumer’s closet is not worn regularly. Most people do not enjoy cleaning out their closet. But we make it easy for sellers to clean out their closets using our prepaid bag, prepaid label and pick-up service. Sellers fill the bag and leave it on their doorsteps for mail carrier pick up. Sellers can also drop bags off at a retail location of one of our RaaS clients, at the post office or at a location of one of our logistics partners.
•No Active Management.  For sellers that want to unlock value, our managed marketplace model does the work for the seller in a convenient and easy way. We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service.
•Unlocking Value.  There are multiple ways to unlock value on thredUP. We offer sellers cash, thredUP online credits, select RaaS client credits or charitable donation receipts for items that sell on our marketplace. Sellers select their payout method with a simple click on our site.
•Magic of Cleaning Out.  Like a sparkling clean house or a sparkling clean car, an organized closet full of clothes you love just feels good.
•Sustainability.  According to the Environmental Protection Agency, 8.9 million tons of clothing and footwear went to landfill in 2017. Sellers feel good when they choose to be sustainable with thredUP. Not only do sellers find the process convenient, but they like knowing that their clothing is being reused or recycled.
Benefits for Resale-as-a-Service (RaaS) Clients.  We work with brands and retailers through our RaaS offering to power resale experiences that are tailored to their needs. According to the GlobalData Fashion Retailer Survey, 72% of retail executives surveyed said they are interested in testing resale within the next 10 years as they look to increase foot traffic to their stores, drive sustainability for the apparel ecosystem, reach a younger consumer and build brand loyalty with their consumers.
By partnering with us, RaaS clients are able to:
•Leverage our Resale Operating Platform.  We enable brands and retailers to plug into our operating platform and unlock the resale value in the closets of their customers. Traditional retail and e-commerce models are not set up to intake, process, price and sell millions of unique resale items at scale in a predominantly online marketplace.
•Drive Incremental Revenue.  We have developed multiple initiatives to drive incremental revenue for our RaaS clients. For some RaaS clients, we power clean out services that enable them to sell worn, returned inventory through our marketplace. We also provide their consumers with the ability to shop and access resale, either through our marketplace or by providing a feed of our items on our RaaS clients’ websites.
•Access New Consumers.  We enable brands and retailers that are RaaS clients to build brand awareness with an important consumer demographic and increase wallet share by expanding their retail proposition into the high growth resale segment. This access is increasingly important as resale becomes mainstream for shoppers of all price points, from value to premium to luxury brands.
The thredUP Operating Platform
Our operating platform is built to best serve our buyers, sellers, and RaaS clients. To address the complexities of resale, we have built a platform consisting of distributed processing infrastructure, proprietary software and systems and data science expertise.
Distributed Processing Infrastructure.  We operate large-scale distribution centers across three strategic locations in Arizona, Georgia and Pennsylvania. We efficiently process tens of millions of items each year in more than 500,000 square feet of infrastructure as we utilize the full cubic height of our buildings. Our patented conveyor and item on-hanger systems in our automated distribution centers are built three stories high to optimize for space efficiency. Among our network of facilities, we believe we operate the three largest item on-hanger systems in the country.

Other differentiating features of our processing infrastructure include:
•Proven Scalability.  Our infrastructure is highly scalable. Our distribution centers can currently hold 5.9 million items and we expect this to increase to 6.5 million items by the end of 2021. We currently have the ability to process more than 100,000 unique SKUs per day, and we expect our daily processing capacity to increase over time. Since our founding, we have processed over 125 million unique secondhand items, and we are rapidly expanding our capacity to serve our buyers, sellers and RaaS clients.
•Technology-Driven Processing, Storage and Fulfillment.  We drive operational efficiency through proprietary technology and automation of our infrastructure. Key processes that involve technology and automation include visual recognition of items, supply acceptance and itemization, pricing and merchandising, photography, and storage and fulfillment. We optimize for storage by balancing speed and efficiency of fulfillment, while also minimizing waste and maximizing storage capacity through our supply chain. We have streamlined the buyer fulfillment process and developed systems that enable us to quickly fulfill orders.
•Strategic Distribution.  Our distribution centers are located in Arizona, Georgia and Pennsylvania. By locating our facilities in strategic locations across the country we can be closer to our buyers and sellers, which allows us to reduce shipping times in transit, and lower our inbound and outbound shipping costs. We have also been able to maintain uptime throughout the year, such as during snowstorms, hurricanes, fires and power outages. We personalize our assortment for buyers based on their season and location by matching items they view on our website to items that are in the distribution center closest to them. We rank Clean Out Kits that we receive from repeat sellers using a supplier score matrix, which enables us to strategically direct Clean Out Kits to optimize for a facility’s assortment, based on localized supply and demand. We also do the same for buyers’ returns.
Proprietary Software and Systems.  Our facilities run on a large suite of custom-built applications designed for “single SKU” operations. We have invested significantly in developing proprietary software and processes to deliver a modern resale experience. Our industrial and software engineering teams have implemented large-scale, innovative and patented automation. We aim to increase automation in our distribution centers in order to continue to reduce our operating expenses, and drive a more attractive financial model as we scale.
Key automated processes in all of our distribution centers include:
•Intelligent Item Acceptance and Listing.  We use multi-layered algorithms to predict demand and pricing for an item, along with the optimal payout rate to the seller. As such, after our quality review, we make our decision of accepting or rejecting an item based on a framework that balances sell-through, unit economics and the seller’s payout rate.
•Visual Recognition.  We utilize machine learning and artificial intelligence to power visual recognition of items we receive from sellers to automate inspection and item attribution.
•Photo Selection.  We have developed software that automatically selects the optimum photo to drive buyer engagement, balanced against the cost of photography, which is one of the largest expenses when prepping an item for sale online. This specialized photo selection capability enables us to produce hundreds of thousands of high-quality photos a day without a professional photographer. We can automatically sharpen, color correct and enhance photos as needed, before uploading to our marketplace in a continuous flow, 24 hours a day, 7 days a week.
•Location-Based Assortment.  We match buyers to the closest distribution center and personalize the assortment that they see on our marketplace to items that are physically closest to them. Our geographical personalization enables buyers to find items that are lower priced (the closer the item, the lower the price) and more likely to arrive quickly.

Data Science Expertise.  Over the last 10 years, we have built a deep competitive moat through our proprietary data set that spans over 125 million unique items processed across 35,000 brands and 100 categories. We use data to build a compelling assortment of secondhand items and optimize economic decisions across our platform, including item acceptance, pricing and seller payouts, merchandising and markdown decisions. We also leverage data to power buyer acquisition and to provide a personalized shopping experience for buyers.
Key ways in which we utilize data include:
•Supply Quality Management.  We aim to increase the yield from items processed to items listed from each Clean Out Kit by encouraging repeat sellers that have high-quality secondhand items to continue consigning and engaging with thredUP. Given that the majority of our supply comes from repeat sellers, we track transactional and behavioral data that enables us to prioritize sellers with high-quality secondhand items and de-prioritize items that are not as suitable for our marketplace, based on their historical track record. We do this by attributing a quantitative supplier score to each Clean Out Kit that we receive. We expect this process to become more efficient as we scale and collate more seller data.
•Item Pricing.  Our software algorithms ingest millions of data points each day to determine how we price items. We set pricing at the item level because each item is unique. Our approach is layered, leveraging machine vision as well as dozens of attributes such as brand, category, style, color and materials. We combine these data points with information about similar items, aggregate marketplace supply and demand data and human-driven pricing research. Based on each item, these layers of algorithms are combined in different ways to set our reference prices and listing price and to accelerate sell-through with intelligent, targeted discounting. Depending on the time of year, the mix of items currently available, or the opportunity cost of storage and incoming supply in our facilities, we adjust prices to deliver maximum value to our business while offering exceptional value for the buyer. Lower priced items tend to have higher expected turn rates, while higher priced items tend to have slower turn rates.
•Seller Payouts.  Once we have identified the target selling price for an item to maximize its sell-through and contribution margin, we then set the payout rate for sellers. Similar to our pricing algorithms, we refine our seller payouts on a regular basis to be competitive relative to the market for resale. For example, if we know that an item has strong potential demand with buyers, we are able to calibrate our payout to incentivize sellers to choose thredUP over other managed platforms.
•Personalization.  We use data to help buyers better navigate millions of unique items and tens of thousands of new items posted daily so that they are able to have a more personalized shopping experience. We use a combination of inferences based on their behavior, on top of explicit choices that they make when shopping, to refine our insights on what buyers are seeking. We help buyers save items, sign-up for alerts on new items and hear about price drops on products they are in the market to buy. These inputs are then cycled back into our data-driven consumer models to personalize the shopping experience for buyers.
•Marketing Automation.  We have built proprietary in-house software, managed by our marketing automation team, to deliver compelling, scalable buyer acquisition results. In practice, that means our data pipelines have been built to help our teams identify which advertising activities are performing, and to calibrate our marketing spend across channels and campaigns to drive return on investment. We also use browsing and engagement data in our models that help us estimate (i) the future value of a potential buyer in terms of potential contribution profit for their first order and (ii) the future value of an existing buyer in terms of potential contribution profit for the next twelve months. We ingest and calibrate multiple data points including the advertising unit viewed by the potential buyer, sign-on method, search or filter keywords and add-to-cart behavior, amongst others, to predict the quality of this potential buyer and the expected lifetime value and payback on marketing over time. We calculate marketing payback as the time it takes for the cumulative contribution profit of a buyer to equal the marketing dollars spent to acquire such buyer.
Our Strengths
We believe the following strengths contribute to our success:
•Powerful, Extensible Operating Platform.  We are driving modern resale by solving the challenge of unlocking supply in closets at scale and creating a valuable, compelling offering for buyers. We have invested significant resources in building a differentiated and defensible operating platform consisting of distributed processing infrastructure, proprietary software and systems and data science expertise. We designed our platform with the goal of making buying and selling secondhand convenient for consumers, and we extended it to support brand and retail experiences via our RaaS offering. As a result of our investments in our platform, we expect that buyers, sellers, brands, retailers and other partners will continue to seek out thredUP as their resale partner, providing us with the opportunity to extend our platform further.
•Data Driven Model.  Our business model allows us to capture and utilize large volumes of data from touch points throughout the resale process, including transactional and pricing data across more than 35,000 brands and 100 categories, along with behavioral data from our buyers and sellers. We believe that our data gives us unparalleled insight into the entire resale economy. Our team of data scientists and engineers utilize this data to enhance our operating platform, from optimizing economic decisions and operational efficiencies, to powering customer acquisition, and providing a better product experience for buyers and sellers.
•Managed Marketplace.  We provide end-to-end resale services for sellers using our platform, including managing item selection and pricing, merchandising, fulfillment, payments and customer service. As a result, we can offer a broad selection of secondhand items across more than 35,000 brands and 100 categories. Our buyers and sellers trust thredUP to deliver value, selection and quality. We believe that operating primarily on consignment also gives us the ability to drive stronger future margins than traditional inventory-taking business models because we incur minimal inventory risk and benefit from favorable working capital dynamics. Our buyers pay us upfront when they purchase an item. For items held on consignment, after the end of the 14-day return window for buyers, we credit our sellers’ accounts with their seller payout. Our sellers then take an average of more than 60 days to use their funds.
•Strong Network Effects.  The growth of buyers and sellers on our marketplace generates strong network effects. More assortment on our marketplace increases the choices available to buyers, and more buyers on our marketplace increases potential sales for our sellers through a self-reinforcing, mutually beneficial network effect. Our network effects grow as we scale due to our ability to harness a larger trove of proprietary pricing, transactional and behavioral data to optimize our marketplace. In addition, converting buyers into sellers and vice versa amplifies the flywheel that drives user acquisition, engagement and retention in our marketplace.
•Founder-Led Management Team.  We are led by our co-founders James Reinhart and Chris Homer. The average tenure of the thredUP management team is seven years. Our management team’s clear sense of mission, commitment to our values and long-term focus on transforming resale through technology are central to our success. Members of our team have created and grown leading technology, retail and consumer businesses, and they retain a strong entrepreneurial spirit.

Our Growth Strategy
The key elements of our growth strategy include:
•Expand Our Operating Platform.  We will continue to invest in our operating platform to drive innovation and growth in resale. This investment includes expanding and optimizing our distributed processing infrastructure and automation capabilities, including increasing automated distribution centers, so we can serve more buyers, sellers and RaaS clients over time. In anticipation of demand recovering more fully over the course of 2021 and into 2022, we are increasing headcount, expanding our processing power and strategically targeting our marketing spend thus increasing our operating expenses. We anticipate that by adding new listings from increased processing Clean Out Kits, we will be well positioned to meet the expected increased consumer demand and attract new Active Buyers. We also plan to grow by improving our proprietary software and systems and data science capabilities in order to better attract and serve our buyers, sellers and RaaS clients. We expect to drive operating leverage and higher margins as we grow and scale our business.
•Increase Selection of High-Quality Items.  The availability of high-quality secondhand items on our marketplace drives buyer demand and conversion, increasing buyer share of wallet for secondhand apparel. Having a vast selection of high-quality secondhand items is core to the growth of our business, and we plan to continue to attract additional sellers and engage with our RaaS clients to bring an ongoing, high-quality assortment to our marketplace. To expand our base of secondhand items for resale, as well as our base of sellers, we must appeal to and engage individuals new to selling secondhand items or who have sold secondhand items through traditional brick-and-mortar shops but are unfamiliar with our business. We find new sellers by converting buyers using our marketplace, retail locations, our RaaS offerings, referral programs, organic word-of-mouth and other methods of discovery, such as mentions in the press.
•Increase Lifetime Value of Existing Buyers and Attract New Buyers.
•Increasing the lifetime value of existing buyers.  We intend to increase the lifetime value of our buyers by driving order frequency. For buyers, we drive repeat purchases by enhancing our assortment and leveraging our data insights to improve personalization and increase conversion. We also increase lifetime value by encouraging purchases across multiple categories.
•Attracting new buyers.  We are focused on growing our buyer base. As of March 31, 2021, we had 1.29 million Active Buyers, which represents less than 1% penetration of the U.S. total population. We believe we are significantly under-penetrated given our buyers span broad income, age ranges and U.S. geographies, leaving significant opportunity for us to grow. According to the GlobalData January 2020 Consumer Survey, 62 million women bought secondhand products in 2019, up from 56 million in 2018. In addition, 70% of those surveyed said that they have or are open to shopping secondhand, while 82% said they are more open to shopping secondhand when finances are tighter in their households. Through our targeted, data-driven marketing efforts we aim to generate meaningful returns on our buyer acquisition investments.
•Expand our Resale-as-a-Service (RaaS) Offering.  We plan to invest in and extend our RaaS offering to power resale for more brands and retailers. More brand and retail partners on our platform drives more supply for our marketplace and creates brand awareness with buyers for thredUP and our RaaS clients.
•Increase Brand Awareness.  We have an opportunity to increase our brand awareness, as our unaided brand awareness was 13.8% as of January 2021, based on a first quarter 2021 survey of over 2,000 women in the United States of ages 18 - 65. In the survey, 13.8% of participants said they think of thredUP when they think of online clothing resale (buying or selling secondhand clothes online) websites. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach. We also rely on word of mouth to amplify brand awareness and intend to continue to focus on seller and buyer satisfaction.
•Expand into New Categories and Offerings.  We aim to enhance our product offering for buyers and unlock more supply from sellers by expanding into new categories and offerings that can leverage our conveyor and item on-hanger systems. Our ability to expand into adjacent categories within the secondhand market will enable us to increase our penetration of a large and robust addressable market. We also anticipate being able to leverage our marketplace scale and brand credibility to amplify and promote independent apparel brands with sustainable consumer propositions.
•Expand Internationally.  Our operating platform and data science expertise have enabled us to expand our offering into RaaS and new apparel categories successfully. We may choose to expand into new geographies and invest strategically in international operations and marketing in the future.
The thredUP Product Experience
For Sellers.  We help sellers conveniently clean out their closets in a sustainable way.
It’s easy to clean out with thredUP:
(1)Order one of our free, prepaid Clean Out Kits. We offer two convenient Clean Out Kit options – we can mail sellers a traditional Clean Out bag and prepaid label set or sellers can instantly print a prepaid label at home to use their own box or bag.
(2)Simply fill up the bag – it holds a laundry basket worth of clothing – and sellers leave it on their doorsteps for mail carrier pick up. Sellers can also drop it off at a retail location of one of our RaaS clients, at the post office or at a location of one of our logistics partners.
(3)Once the Clean Out Kit is received at one of our distribution centers, our team, aided by our powerful operating platform, does the work. We process each bag by inspecting items based on a rigorous 12-point quality inspection. We photograph the items that we accept, automate product descriptions, categorize the items so they can be discovered by buyers, price the items and list them for sale on our marketplace. We work with our partners to recycle or reuse unaccepted items or return them to the seller, based on what the seller chooses. When ordering a Clean Out Kit, a seller may opt-in to our Return Assurance service in order to have any unaccepted items returned to them for a flat fee. Otherwise, we sell the remainder of all unaccepted items to select aftermarket partners, such as thrift stores and textile recyclers, for reuse and recycling.
(4)Earn a payout that can be received in the form of cash, thredUP online credits, select RaaS client credits or a charitable donation receipt.

thredUP Seller Experience

For Buyers.  Our buyers engage with us across our website and mobile apps for both iOS and Android devices. Our marketplace includes a user-friendly home page, browse function, product detail, wish list of favorites, saved searches and account management. Due to the overlap in our buyers and sellers, we have integrated both our buying and selling product interface into a single, unified experience.
We have a multi-disciplinary search team including data scientists and machine-learning engineers who work to better understand intent, leveraging these insights to identify the type of merchandise that is meaningful to our buyers, and consequently strengthening our proprietary metadata. The browsing function is underpinned by a real-time stock management system, filling search results with higher volume stock to ensure availability. In addition, we are developing visual merchandising tools to train the algorithms used by our merchandising team, so our system becomes more intelligent and our processes become more scalable, trending toward an increasingly personalized experience.

Our buyers are driven by a desire to discover new items from our broad and unique assortment that is frequently refreshed as we bring new supply to our marketplace. We have a “New Arrivals” section on our site that highlights products that have just been added to our marketplace. Our recommendation engine applies strategies ranging from look-alike algorithms on out of stock pages to collaborative filtering options to surface what similar consumers are viewing throughout our catalog.

thredUP Buyer Experience

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Personalized Experience

For Resale-as-a-Service (RaaS) Clients.  We offer a robust and varied set of RaaS offerings. Our RaaS clients include national retailers, premium women’s fashion brands and fashion-focused e-commerce sites, and online marketplaces for the buying and selling of used retail goods. We have multiple deal structures and we expect the scope and structure of our deals will continue to grow, deepen and evolve over time. Prior to mid-2021, our RaaS deals were primarily structured as mutually beneficial arrangements, rather than material sources of revenue, aimed at promoting circular fashion and sustainability, increasing buyers, sellers and customers, driving additional visibility and marketing for us and our RaaS clients, building brand awareness, creating additional channels of supply and generating strategic benefits for us and our RaaS clients. Beginning in mid-2021, our RaaS deals are being structured to also be future sources of revenue wherein RaaS clients typically pay an upfront integration fee as well as ongoing service fees and revenue sharing fees, as applicable. We are in the early stages of implementing this structure. Our RaaS offerings include:
•Clean Out Kit Distribution.  Our Clean Out Kit distribution clients, such as Abercrombie & Fitch, Amour Vert, Athleta, Banana Republic and GAP, offer our Clean Out Kits to their customers. Recently, we launched similar programs with Farfetch and LG, where we receive an integration and service fee. Under this offering, the customers of our RaaS clients fill their Clean Out Kits with high-quality used items and ship them to us. We then sell the accepted items received through our marketplace, and the customer (now also a seller) receives a gift card for store credit with our Clean Out Kit distribution client, which has a higher value than our cash payment option. The customers of our RaaS clients become high-quality sellers and our RaaS clients get increased spend from their customers.
•Cash Out Marketplace. Through our Cash Out Marketplace offering, our sellers can turn earned thredUP supply credit into credits for brands like Athleta and Reformation via our marketplace. These sellers cash out for gift cards to the partner of their choice, which has a higher value than the cash payment option.

•Partner Listings.  We partner with eBay and Walmart to cross-list our inventory of secondhand items on their online platforms, and we pay those platforms a marketplace fee. We are able to seamlessly cross-list through our customized software integrations and therefore reach a greater potential base of buyers who already use other platforms.
•White-Label Resale Shops.  We enable retailers to offer white-label resale experiences that are powered by thredUP and leverage our platform. For example, through Madewell Forever, consumers can shop secondhand Madewell apparel through a branded experience. We are able to promote the purchasing of secondhand items and our partners are able to contribute to the circularity of fashion and promote their own brands.
•Worn Returns. We work with retailers, such as Everlane and Reformation, to resell their worn items that cannot be resold as new through our marketplace. Our marketplace is one of the few channels for brands to monetize worn products. Through our worn returns offering, we are able to acquire high-quality secondhand items and our RaaS clients are able to contribute to the circularity of fashion.
We leverage our relationships with our RaaS clients primarily to increase brand awareness for thredUP and acquire buyers, and these offerings are also intended to grow revenue for our business in the future. Our RaaS offerings also allow us to acquire high-quality secondhand items from our RaaS clients and/or their customers, who become our sellers, and to reach additional buyers.
Our Marketing and Brand Awareness
We drive traffic to our marketplace and acquire new buyers primarily through a mix of paid and organic marketing. Search, social media, influencers, television, direct mail, press coverage, RaaS offerings, referral programs and organic word of mouth drive traffic to thredUP. thredUP’s proprietary marketing automation software synthesizes data pipelines from across our marketplace to help our teams measure advertising performance and identify which paid marketing activities are delivering superior return on investment. We then calibrate our marketing tactics and spend across channels and campaigns to optimize performance. By understanding how buyers respond to our campaigns and investments, we are able to quickly adapt and optimize our marketing programs.
Additionally, we invest in brand marketing campaigns to raise awareness about thredUP, build brand equity and create an emotional connection with consumers. Our brand campaigns drive preference for participating in resale and give buyers and sellers reasons to be proud to buy and sell used clothing. These brand-building efforts include aligning with celebrities and influencers to elevate thrift and publishing data-insights that show our buyers, sellers and RaaS clients they are part of a broader fashion movement. We emphasize the environmental good, as well as the savings, of choosing used. We inspire confidence in our business and our authority as an industry pioneer through thought-leadership programs and campaigns, such as our widely-cited annual Resale Report (now in its ninth year of publication), conducted with GlobalData, as well as our Fashion Footprint Calculator, conducted with Green Story.
Our Employees and Human Capital Resources
As of March 31, 2021, we had 1,833 employees and professional contractors, including 1,582 distribution center employees. All of all our employees are located in the United States. To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We supplement our workforce with contractors and consultants in the United States and internationally, including Ukrainian information technology, or IT, specialists. These Ukrainian IT specialists, who provide services on our behalf, are registered as “private entrepreneurs” with the tax authorities of Ukraine and operate as independent contractors.
Our human capital resources objective is to cultivate a high-performing team by recruiting, retaining, incentivizing and integrating our existing and new employees and professional contractors. Our culture is underpinned by our core values, including an unwavering commitment to learning, development, inclusion, diversity, equity and belonging.
Our mission is extending the lives of millions of unique secondhand items. Much like our inventory, we believe diversity is key. We work diligently to attract the best talent from a diverse range of sources in order to meet the current and future demands of our business. As a diverse and inclusive workplace, we are committed to ensuring our employees and professional contractors are comfortable bringing their authentic selves to work every day. We believe that a unique perspective is critical to solving complex problems and inspiring a new generation of consumers to think secondhand first.
The core objective of our compensation program is to provide a package that will attract, motivate and reward exceptional employees who must operate in a highly competitive and technologically challenging environment. We are committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. To support the progression and career advancement of our employees, we offer a variety of rich learning and development programs. We leverage both formal and informal programs to identify, foster and retain top talent at both the corporate and operating unit level.
See the section titled “Our ESG (Environmental, Social and Governance) Efforts” for more information about our values, commitments and human capital measures and objectives.
Our Competitors
Although we have built a scaled and highly differentiated platform and managed marketplace, we face intense competition. Our competitors include other apparel retailers, particularly retailers at an off-price or fast-fashion price point, vendors of new and secondhand items, including branded goods stores, local, national and global department stores, traditional brick-and-mortar consignment and thrift stores, specialty retailers, direct-to-consumer retailers, discount chains, independent retail stores, the online offerings of these traditional retail competitors, resale players focused on niche or single categories, as well as technology-enabled marketplaces that may offer the same or similar goods and services that we offer. Competitors offering the same or similar goods or services include:
•secondhand marketplaces, such as eBay Inc., Mercari, Inc., Poshmark, Inc. and The RealReal, Inc.;
•large online retailers, such as Amazon.com, Inc., Kohl’s Corporation and Walmart Inc.; and
•off-price retailers, such as Burlington Stores, Inc., Ross Stores, Inc. and The TJX Companies, Inc.
Additionally, we experience competition for consumer discretionary spending from other product and experiential categories. See the section titled “Risk Factors—Risks Relating To Our Business and Industry—The market in which we participate is competitive and rapidly changing, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations and financial condition could be harmed.”
We compete primarily on the basis of buyer and seller experience, product quality and assortment, breadth of brand offering, convenience and price. We believe that we are able to compete effectively because we offer buyers a vast selection of high-quality, secondhand items at compelling prices with a fun and easy to use interface. For sellers, we offer an easy, convenient, reliable and fast way to recycle and monetize or donate their secondhand items.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the market.
As of March 31, 2021, we had six issued patents in the United States, four of which expire in 2035 and two of which expire in 2037. These patents are intended to protect our proprietary inventions relevant to our business. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States to the extent we determine appropriate and cost-effective. As of March 31, 2021, we have a total of 19 registered trademarks in the United States and six registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.thredup.com and other variations.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. In addition, if we were to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations and financial condition.
Security, Privacy and Data Protection
Trust is important for our relationship with our sellers and buyers, and we take significant measures to protect the privacy and security of their personal data.
Security
We devote considerable resources to our information security program, which is dedicated to ensuring the highest confidence in our custodianship of the data of our sellers and buyers. Our security program is aligned with applicable standards and regulations, including the Payment Card Industry Data Security Standard and the CCPA, and is regularly audited and assessed by third parties.
The focus of our security program is to prevent unauthorized access to the personal data and other confidential information of sellers and buyers. To this end, our team of security professionals, working in partnership with peers across our company, work to identify and mitigate risks, implement best practices and continue to evaluate ways to improve our information security. These steps include data encryption in transit and at rest, network security, classifying and inventorying data, limiting and authorizing access controls, and multi-factor authentication for access to systems with data. We also employ regular system monitoring, logging and alerting to retain and analyze the security state of our corporate and production infrastructure. In addition, we take appropriate steps to help ensure that appropriate security measures are maintained by the third-party vendors we use, including by conducting security reviews and audits.
Privacy and Data Protection
The privacy of our sellers’ and buyers’ personal data is important to our continued growth and success. Privacy is a shared responsibility among all our employees, but we also have a dedicated privacy and data governance team that builds and executes on our privacy program, including the management of data protection impact assessments. Our privacy and legal teams work together to conduct product and feature reviews, data inventory and mapping, and support for data protection and privacy-related requests.
We are committed to complying with applicable privacy and data protection laws. We monitor guidance from industry and regulatory bodies, meet with regulators and update our platform and contractual commitments accordingly.
We maintain a privacy policy that describes how we collect, use and share personal information and disclose the choices that buyers and sellers have when accessing and using our platform.
Facilities
Our corporate headquarters is located in Oakland, California, where we currently lease approximately 24,000 square feet pursuant to a lease agreement that expires in September 2024. We also lease additional corporate facilities in Scottsdale, Arizona and Hayward, California.
We lease and operate four distribution centers, one in Arizona, two in Georgia, and one in Pennsylvania, at which we receive and process secondhand items from sellers, ship purchases to buyers and receive and process any returns from buyers. We are currently in the process of migrating our distribution operations at our center in Duluth, Georgia to our new center in Suwanee, Georgia.
We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.
Legal Proceedings
We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.
Government Regulation
We are subject to a variety of U.S. federal and state laws that affect companies conducting business on the Internet and in the retail industry, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include laws governing the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices. These laws and regulations could make internet advertising more expensive, require burdensome disclosure to consumers or visitors to our website and restrict our ability to use consumer information to improve targeted advertisements. Further, these laws and regulations are often complex, sometimes contradict other laws, and are frequently still evolving. Laws and regulations may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business.
Apparel, shoes and accessories sold by us are also subject to regulation in the United States by governmental agencies, including the Federal Trade Commission and the Consumer Products Safety Commission. These regulations relate principally to product labeling, licensing requirements, flammability testing and product safety. We are also subject to environmental laws, rules and regulations. Similarly, apparel, shoes and accessories sold by us are also subject to import regulations in the United States concerning the use of wildlife products for commercial and non-commercial trade, including the U.S. Fish and Wildlife Service. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

OUR ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) EFFORTS
We are a mission-driven company. As such, our business creates a positive environmental and economic impact, balancing the needs of our buyers, sellers, partners, employees, investors and the environment.
Unfortunately, the traditional fashion industry is one of the most environmentally damaging sectors in the global economy. The industry’s “take-make-dispose” linear model often leads to overproduction and underutilization. According to the Ellen MacArthur Foundation, in 2015, greater than 97% of the materials used in apparel production were new, with less than 1% coming from recycled clothing, and 73% of post-consumer apparel was sent to landfill or incinerated. The current supply chain is further characterized by immense energy and water usage, chemicals and excessive waste. The apparel and footwear industries account for 8% of global greenhouse gas emissions, based on a 2018 analysis by Quantis. If industry practices continue unabated, the textile industry overall could consume more than 26% of the world’s carbon budget by 2050, according to the Ellen MacArthur Foundation.
We believe our scalable, resale business model is a solution to the fashion industry’s wastefulness. Buying a used item of clothing can reduce its carbon footprint by 82%, according to analysis by Green Story, making resale one of the most impactful ways to reduce fashion’s overall environmental footprint. Buying an item on our marketplace offsets the need to manufacture a new item, where the majority of fashion’s water consumption, energy emissions and chemical usage occur. This supports a circular model for fashion by extending the life cycle of clothing, increasing utilization and diverting clothing from landfills.
We commissioned Green Story to conduct a Life Cycle Analysis to quantify the environmental savings when consumers switch from buying new to buying secondhand from thredUP. Based in part on information from Green Story, we estimate that:
•Each item sold through our marketplace saves, on average, 17.4 pounds of CO2 emissions, 122.5 Mj of energy and 77.4 gallons of water.
•We have sold approximately 57.4 million unique items since our founding, saving 1.0 billion pounds of CO2 emissions, 2.0 billion kWh of energy and 4.4 billion gallons of water. We estimate that these environmental savings are the equivalent of approximately 75,000 flights between New York and Boston, 178,000 U.S. households’ annual energy usage and 6,700 Olympic size swimming pools, respectively.
•Furthermore, we work with our aftermarket and textile recycling partners to reuse or recycle the items we process that we do not list on our marketplace, further reducing waste and promoting a circular model for fashion.
In addition to our environmental impact, we believe thredUP provides consumers with the opportunity to shop sustainably and creates a positive economic impact in their lives. We enable buyers to find high-quality secondhand items at more affordable prices (up to 90% discount to estimated retail price) and enable sellers to conveniently clean out their closets, unlocking economic value for themselves or for the charity of their choice. The money saved by buyers and earned (or donated) by sellers has a positive impact on the lives of our buyers and sellers and their communities. Since our founding, we estimate that we have saved our buyers $3.3 billion off estimated retail price, while also enabling them to indulge in, and enjoy the “newness” and freshness of, fashion and support sustainable practices.
We are raising consumer awareness about the benefits of resale through a four-pillar strategy: recirculate, educate, elevate and influence. Beyond the growth of recirculating items on our core resale marketplace, we have educated consumers on the trends and trajectory of the secondhand market through our widely-cited annual Resale Report that is conducted with research and data from GlobalData, a third-party retail analytics firm. We have elevated the conversation around resale via collaborations with notable celebrities, artists and designers, and we have influenced the broader fashion industry by powering resale for retailers and brands through our RaaS offerings. These initiatives are growing the resale market and driving large-scale industry change.
We are proud members of the Ellen MacArthur Foundation, an organization which supports growth of the circular economy by mobilizing solutions at scale, globally, with a diverse set of stakeholders. We additionally support sustainable fashion efforts with the thredUP Circular Fashion Fund, our nonprofit organization that is focused on supporting organizations and individuals in the fashion industry who are working towards a more sustainable future.
Our Goals and Policies
We are committed to sustainable business practices and have implemented ESG policies and goals throughout our company to formalize and manage our commitment over time.
•Environmental.  We actively manage the environmental footprint of our operations. We are committed to disclosing the greenhouse gas emissions of our operations on an annual basis going forward. We intend to disclose our greenhouse gas emissions based on a framework developed by the Greenhouse Gas Protocol, a partnership between the World Resources Institute and the World Business Council for Sustainable Development, for corporations to disclose the greenhouse gas emissions of their business. The Greenhouse Gas Protocol classifies greenhouse emissions across three scopes: scope 1 (direct emissions from our owned and controlled sources), scope 2 (indirect emissions from our generation of purchased energy) and scope 3 (all indirect emissions not included in scope 2 that occur in our value chain). We intend to disclose our greenhouse gas emissions across all three scopes. We also plan to continue to seek out initiatives that can lower our environmental impact, while also improving operations and lowering operating expenses. As an example, since removing steaming at our distribution centers in May 2019, we estimate that we have saved over 300 MWh of electricity and approximately $1.5 million in costs through June 30, 2020.
We also intend to allocate $500,000 from the proceeds of the IPO to start The Circular Fashion Policy Arm, a policy function within thredUP. The mission of this function will be to curb the disposable fashion crisis by advocating for apparel reuse through the development of campaigns, initiatives and research that regulate fashion waste and incentivize circularity.
•Social.  Our business impacts society through our relationships with our varied stakeholders, but it starts with our employees. We believe in the importance of fostering a diverse, inclusive and safe workplace. Overall, as of December 31, 2020, 71% of our workforce identifies as female and 69% of our workforce identifies as minority, including 55% as Black or Latinx. As of December 31, 2020, 35% of our senior leadership team identifies as female and 30% of our senior leadership team identifies as minority, including 15% as Black or Latinx. We are committed to increasing diversity and representation through our diversity, inclusion, equity and belonging initiatives and to disclosing our diversity on an annual basis. In June 2020, our employee-led social impact committee, the Future Fund, organized our employees to select charitable organizations and causes focused on social justice, equal opportunity and antiracism initiatives to receive corporate donations. We also have created programs to attract, retain and develop diverse skilled workers in our distribution centers, including thredUP University, a comprehensive leadership development program.
Data security and privacy is also critically important to our operations. We have implemented extensive security practices to ensure appropriate physical, technical and administrative safeguards to protect customer and employee data. This program includes a data registry and a data map of the systems where customer information is stored, a consumer-facing privacy policy that outlines our practices to customers and a consumer-facing California privacy notice.
•Governance. We have created a governance structure to promote responsibility and accountability for ESG matters across our company. Our dual-class capital structure provides our founder and CEO with the ability to prioritize our ESG efforts. The Nominating and Governance Committee of the Board will have specific oversight of ESG matters pursuant to its charter. We have an employee-led Corporate Social Responsibility (CSR) Committee, with participation from executive management and senior members of our operations, finance, marketing, people and legal teams. Our CSR Committee meets quarterly and reports to executive management and the board.
We have also established a board that values diversity and representative governance. Four of our eleven directors (36% of the board), including our board chairperson, are female.

MANAGEMENT
Executive Officers, Key Employees and Directors
The following table provides information regarding our executive officers, key employees and directors as of June 30, 2021:

Name	Age	Position
Management:
James Reinhart(*)	42	Chief Executive Officer, Director and Co-Founder
Christopher Homer(*)	38	Chief Operating Officer and Co-Founder
Anthony Marino(*)	48	President
Sean Sobers(*)	51	Chief Financial Officer
Natalie Breece	36	Senior Vice President, People
Daniel DeMeyere	34	Chief Product Officer
Alexis Ghorai	54	Senior Vice President, Operations
Allison Hopkins	63	Chief People Officer
Alon Rotem(*)	42	Chief Legal Officer and Secretary
John Voris	59	Chief Systems Officer
Non-Employee Directors:
Patricia Nakache(3)	55	Director, Chairperson
Greg Bettinelli(1)	48	Director
Ian Friedman(1)	38	Director
Mandy Ginsberg(2)	51	Director
Timothy Haley(2)	67	Director
Jack Lazar(1)	56	Director
Norman Matthews(3)	88	Director
Dan Nova(2)	59	Director
Paula Sutter(3)	54	Director
Marcie Vu(1)	48	Director
________________
(*)Executive officer, within the meaning of Rule 3b-7 under the Exchange Act.
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers, except that Anthony Marino, our President, and Paula Sutter, one of our directors, are first cousins.
Management
James Reinhart.  Mr. Reinhart co-founded thredUP and has served as our Chief Executive Officer and as a member of our board of directors since January 2009. Prior to founding thredUP, Mr. Reinhart helped develop the Pacific Collegiate School and co-founded Beacon Education Network, a charter management organization serving low-income students on California’s Central Coast. Mr. Reinhart holds a Master of Public Administration from the Harvard Kennedy School, a Master of Business Administration from Harvard Business School and a Bachelor of Arts in History from Boston College.

We believe that Mr. Reinhart is qualified to serve as a member of our board of directors because of his experience and perspective as our Chief Executive Officer and Co-Founder.
Christopher Homer.  Mr. Homer co-founded thredUP and has served as our Chief Operating Officer since September 2020 and previously served as our Chief Technology Officer from June 2009 to September 2020. From July 2005 to August 2007, Mr. Homer was a midmarket solution advisor at Microsoft Corporation, a publicly traded technology company. Mr. Homer holds a Master of Business Administration from Harvard Business School and a Bachelor of Science in Engineering in Mechanical and Aerospace Engineering from Princeton University.
Anthony Marino.  Mr. Marino has served as our President since January 2018. From August 2013 to January 2018, Mr. Marino served as our Chief Marketing Officer. From August 2009 to November 2012, Mr. Marino served as Chief Executive Officer and member of the board of directors of Virgin Hotels Group Limited, a developer of high-end hotels, which he founded. From September 2006 to August 2009, Mr. Marino was a Managing Partner at Virgin Group Limited, a consumer conglomerate and investment group. From June 2000 to June 2006, Mr. Marino was a Principal at Venrock, a venture capital firm that invests in technology and healthcare companies. Mr. Marino holds a Master of Business Administration from Harvard Business School and a Bachelor of Arts in Politics and American Studies from Princeton University. Mr. Marino is the first cousin of Ms. Sutter, one of our directors.
Sean Sobers.  Mr. Sobers has served as our Chief Financial Officer since October 2019. From July 2016 to August 2019, Mr. Sobers served as Chief Financial Officer of Quantenna Communications, Inc., a Wi-Fi Solutions Company acquired by ON Semiconductor Corporation in June 2019. From July 2009 to June 2016, Mr. Sobers served as Corporate Vice President of Finance of Cadence Design Systems, Inc., a publicly traded design automation software and engineering services company. From 1995 to 2009, Mr. Sobers held senior financial roles at Documentum, Inc., an enterprise content management platform acquired by EMC Corporation in December 2003, EMC Corporation, a provider of enterprise storage systems, software, and networks acquired by Dell Technologies in 2016, and Polycom Inc., a video, voice and content collaboration and communication technology company acquired by Plantronics, Inc. in 2018. Mr. Sobers holds a Bachelor of Science in Accounting from the University of Southern California.
Natalie Breece.  Ms. Breece has served as our Senior Vice President of People since October 2019. From March 2019 to October 2019, Ms. Breece served as our Vice President of People and from March 2017 to March 2019, Ms. Breece served as our Director of Talent Acquisition. From September 2016 to March 2017, Ms. Breece served as one of our Recruiting Managers. From March 2015 to September 2016, Ms. Breece served as a Recruiting Manager of Sales and Operations at YourPeople, Inc. dba Zenefits. From April 2013 to March 2015, Ms. Breece served as a Recruiter at Automatic Data Processing, Inc. From January 2011 to April 2013, Ms. Breece served as the University Recruiting Manager at Tegna, Inc. From March 2008 to January 2011, Ms. Breece served as a Campus Recruiter at Nestle USA, Inc. Ms. Breece holds a Masters of Business Administration from Ottawa University and a Bachelor of Arts in Organizational Psychology and Marketing from The University of Arizona.
Daniel DeMeyere.  Mr. DeMeyere has served as our Chief Product Officer since February 2019. From May 2016 to February 2019, Mr. DeMeyere served as our Vice President of Engineering. From September 2013 to May 2016, Mr. DeMeyere served as our Director of Engineering and from September 2010 to January 2012, Mr. DeMeyere served as one of our Full Stack Engineers. From June 2010 to August 2010, Mr. DeMeyere was a Web Development Consultant at Global Notion, Inc., an internet business incubator. Mr. DeMeyere holds a Bachelor of Science in Computer Science and Engineering from Michigan State University.
Alexis Ghorai.  Mr. Ghorai has served as our Senior Vice President of Operations since November 2019. From June 2018 to October 2019, Mr. Ghorai served as our Chief Financial Officer and from May 2012 to May 2018, Mr. Ghorai served as our Senior Vice President of Financial Planning and Analysis. From January 2010 to January 2015, Mr. Ghorai was an Operations Consultant and subsequently an Advisory Board Member at Marchi Thermal Systems, Inc., a manufacturer of custom thermal control products for the semiconductor industry. From 2007 to 2009, Mr. Ghorai served as President of the CDS Division of Advanced Integration Technology LP. In 1999, Mr. Ghorai co-founded Integrated Flow Systems, LLC, a manufacturer of a high purity gas delivery system that was acquired by Advanced Integration Technologies in 2007. Mr. Ghorai holds a Bachelor of Science in Chemistry from the University of Michigan.
Allison Hopkins.  Ms. Hopkins has served as our Chief People Officer since September 2020 and previously served as our Chief Operations Officer from June 2019 to September 2020. From June 2016 to October 2019, Ms. Hopkins served as our Chief People Officer. From 1993 to 2016, Ms. Hopkins served as Founder and Chief Executive Officer of Core Elements, Inc., a human resources and internal communications company. From September 2014 to June 2016, Ms. Hopkins served as the Chief People Officer of Eat JUST, Inc., a food manufacturing company. From May 2012 to November 2013, Ms. Hopkins served as a Senior Vice President of Human Resources at Palo Alto Networks, Inc., a cybersecurity company. From July 2006 to April 2012, Ms. Hopkins served as VP of Talent at Netflix, Inc., a media-services provider and production company.
Alon Rotem.  Mr. Rotem has served as our Chief Legal Officer since February 2021 and Secretary since March 2017 and previously served as our General Counsel from January 2017 to February 2021. From September 2013 to November 2016, Mr. Rotem served as the General Counsel of Rocket Lawyer Inc., an online legal technology company. From June 2010 to August 2013, Mr. Rotem was an associate at Goodwin Procter LLP, a global law firm. From 2007 to 2010, Mr. Rotem was an associate at Ropes & Gray LLP, a global law firm. Mr. Rotem holds a Juris Doctor from the University of California, Berkeley School of Law and a Bachelor of Science in Managerial Economics from the University of California, Davis.
John Voris.  Mr. Voris has served as our Chief Systems Officer since September 2020 and previously served as our Head of Operations Innovation from May 2019 to September 2020. From September 2019 to March 2020, Mr. Voris held a consulting role with Rent the Runway, Inc. From May 2012 to May 2019, Mr. Voris served as our Chief Operating Officer. From January 2012 to June 2012, Mr. Voris served as Senior Vice President of Manufacturing Engineering at Space Exploration Technologies Corp. From October 2007 to January 2012, Mr. Voris served first as a Director and later as Senior Vice President of Operations Engineering at Netflix, Inc. From September 1999 to July 2001, Mr. Voris served as Director of Automation at Shutterfly, Inc. Mr. Voris holds a Bachelor of Science in Industrial Engineering from California Polytechnic State University.
Non-Employee Directors
Patricia Nakache.  Ms. Nakache has served as a member of our board of directors since June 2010 and Chairperson of our board of directors since September 2020. Ms. Nakache has served in various roles and most recently as a General Partner of Trinity Ventures, a venture capital firm since July 1999. Ms. Nakache has served as a Lecturer in Management at the Stanford Graduate School of Business since April 2016. From 1991 to 1998, Ms. Nakache served in various roles and most recently as a Practice Consultant and Senior Engagement Manager at McKinsey & Company, a management consulting firm. From 1987 to 1989, Ms. Nakache served as a Business Analyst at McKinsey & Company. Ms. Nakache has served as a board member of the National Venture Capital Association, an organization dedicated to advocating for public policy that supports the American entrepreneurial ecosystem, since May 2018. From 2008 to January 2014, Ms. Nakache served as a member of the board of directors of Care.com, Inc., a publicly traded family and senior care company that was acquired by IAC/InterActiveCorp in February 2020. Ms. Nakache also serves as a member of the board of directors of a number of privately held companies. Ms. Nakache holds a Master of Business Administration from the Stanford University Graduate School of Business and a Bachelor of Arts in Physics and Chemistry from Harvard University.
We believe that Ms. Nakache is qualified to serve as a member of our board of directors because of her significant knowledge of and history with our company, her experience as a seasoned investor and as a current and former director of numerous privately held consumer growth and technology companies, and her knowledge of the industry in which we operate.
Greg Bettinelli.  Mr. Bettinelli has served as a member of our board of directors since July 2014. Since 2014, Mr. Bettinelli has served as a Partner of Upfront Ventures, a venture capital firm. Since 2013, Mr. Bettinelli has served as an Advisor of Freeman Spogli & Co., a private equity firm. From 2013 to 2016, Mr. Bettinelli served on the Board of Library Commissioners of the Los Angeles Public Library. From 2009 to 2013, Mr. Bettinelli served as the Chief Marketing Officer of HauteLook, a shopping website and subsidiary of Nordstrom, Inc. From 2008 to 2009, Mr. Bettinelli served as an Executive Vice President of Business Development and Strategy at Live Nation Entertainment, Inc., an events promoter and venue operator. From 2007 to 2008, Mr. Bettinelli served as a Senior Director at StubHub, Inc., a ticket exchange company. From 2005 to 2007, Mr. Bettinelli served as a Director at of Event Tickets, Media, and Half.com at eBay Inc., an e-commerce company. From 2003 to 2005, Mr. Bettinelli served as a Senior Category Manager of Event Tickets at eBay. From 1999 to 2003, Mr. Bettinelli served as a Vice President of Business Development at HealthAllies, Inc., a division of UnitedHealth Group Incorporated, a healthcare company. From 1997 to 1999, Mr. Bettinelli served as a Director of Stephens & Partners, a private merchant bank. From 1994 to 1997, Mr. Bettinelli served as a Marketing Manager at Santa Anita Park. Since 2012, Mr. Bettinelli has served on the board of directors of Boot Barn Holdings, Inc., a publicly traded retail company selling western and work-related footwear, apparel, and accessories. From 2013 to 2017, Mr. Bettinelli served on the board of directors of hhgregg, Inc., a publicly traded online retailer and former retail chain of consumer electronics and home appliances. Mr. Bettinelli holds a Master of Business Administration from Pepperdine Graziadio Business School and a Bachelor of Arts in Political Science from the University of San Diego.
We believe that Mr. Bettinelli is qualified to serve as a member of our board of directors because of his experience as a seasoned venture capital investor, his experience in management and as a current and former director of many companies and his knowledge of the industry in which we operate.
Ian Friedman.  Mr. Friedman has served as a member of our board of directors since August 2015. Since January 2020, Mr. Friedman has worked as an investor in the venture capital industry. Since October 2020, Mr. Friedman has served as the Chief Executive Officer and a director of Highland Transcend Partners I Corp., a publicly traded special purpose acquisition company. From September 2012 to October 2019, Mr. Friedman served as the Co-Head of Goldman Sachs Investment Partners, Venture Capital and Growth Equity, a banking and financial services company. From September 2008 to July 2010, Mr. Friedman served as a Private Equity Investor of Bain Capital, LLC, a private investment firm. From September 2006 to July 2008, Mr. Friedman served as a consultant at Boston Consulting Group, a management consulting firm. Mr. Friedman holds a Master of Business Administration from the Stanford Graduate School of Business and a degree in Honours Business Administration from the University of Western Ontario, Richard Ivey School of Business.
We believe that Mr. Friedman is qualified to serve as a member of our board of directors because of his extensive business and investment experience in the venture capital industry and his knowledge of the industry in which we operate.
Mandy Ginsberg.  Ms. Ginsberg has served as a member of our board of directors since December 2020. From December 2017 to March 2020, Ms. Ginsberg served as Chief Executive Officer of Match Group, Inc. From December 2015 to December 2017, Ms. Ginsberg served as Chief Executive Officer of Match Group Americas. From July 2014 to December 2015, she served as the Chief Executive Officer of The Princeton Review. Ms. Ginsberg is a member of the board of directors of Uber Technologies, Inc., a publicly traded ride hailing and movement company, and a director nominee of Z-Work Acquisition Corp., a special purpose acquisition company focused on the transformation of work through technology businesses. Ms. Ginsberg served on the board of directors of J.C. Penney Company, Inc. from July 2015 to December 2020, Match Group, Inc. from December 2017 to March 2020 and Care.com from February 2012 to December 2014. Ms. Ginsberg holds a Master of Business Administration from The Wharton

School of the University of Pennsylvania and a Bachelor of Arts in English Literature and Spanish Literature from the University of California, Berkeley.
We believe that Ms. Ginsberg is qualified to serve as a member of our board of directors because of her extensive operational, innovation and high-growth experience with consumer and digital companies and global company leadership and her experience as a board member of publicly traded technology companies.
Timothy Haley.  Mr. Haley has served as a member of our board of directors since March 2011. Mr. Haley is a founding member of Redpoint Ventures, a venture capital firm, where he has served as the Managing Director since 1999. Mr. Haley is also a member of the boards of directors of Netflix, Inc., a publicly traded media-services provider and production company, 2U, Inc., a publicly traded education technology company, and Zuora, Inc., a publicly traded enterprise software company. Mr. Haley has also served as a member of the boards of directors of a number of privately held companies. Mr. Haley holds a Bachelor of Arts in Philosophy from Santa Clara University.
We believe that Mr. Haley is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and as a board member of publicly traded and privately held technology companies and his knowledge of the industry in which we operate.
Jack Lazar.  Mr. Lazar has served as a member of our board of directors since June 2017. Since March 2016, Mr. Lazar has been an independent business consultant. From January 2014 to March 2016, Mr. Lazar served as the Chief Financial Officer at GoPro, Inc., a publicly traded provider of wearable and mountable capture devices. From January 2013 to January 2014, Mr. Lazar was an independent business consultant. From May 2011 to January 2013, Mr. Lazar served as Senior Vice President, Corporate Development at Qualcomm Incorporated and General Manager of Qualcomm Atheros, Inc., a developer of communications semiconductor solutions. From September 2003 until it was acquired by Qualcomm Incorporated in May 2011, Mr. Lazar served in various positions at Atheros Communications, Inc., a provider of communications semiconductor solutions, most recently as Senior Vice President of Corporate Development, Chief Financial Officer and Secretary. Mr. Lazar is also a member of the boards of directors of Box, Inc., a publicly traded enterprise cloud content and file sharing provider, Casper Sleep Inc., a publicly traded sleep wellness company, Resideo Technologies, Inc., a publicly traded provider of comfort and security solutions, and Silicon Laboratories, Inc., a publicly traded analog and mixed signal semiconductor company. Mr. Lazar also served on the boards of directors of Mellanox Technologies, Ltd., a publicly traded communications semiconductor company, from June 2018 until its sale to NVIDIA Corporation in April 2020, Quantenna Communications, Inc., a publicly traded wireless semiconductor company, from July 2016 until its sale to ON Semiconductor Incorporated in June 2019, and TubeMogul, Inc., a publicly traded enterprise software company, from October 2013 until its sale to Adobe in December 2016. Mr. Lazar is a certified public accountant (inactive) and holds a Bachelor of Science in Commerce with an emphasis in Accounting from Santa Clara University.
We believe that Mr. Lazar is qualified to serve as a member of our board of directors because of his business and financial expertise and extensive experience as an executive and board member of publicly traded technology companies.
Norman Matthews.  Mr. Matthews has served as a member of our board of directors since September 2014. From 1978 to 1988, Mr. Matthews served in various senior management positions for Federated Department Stores, Inc., including President from 1987 to 1988. Since 2015, Mr. Matthews has served on the board of directors of Party City Corporation, a publicly traded retail chain of party stores. Since October 2014, Mr. Matthews has served on the board of directors of Grocery Outlet Holding Corp., a publicly traded supermarket company. Since 2010, Mr. Matthews has served on the board of directors of Spectrum Brands Holdings, Inc., a publicly traded global consumer products company. Since 2008, Mr. Matthews has served on the board of directors of The Children’s Place, Inc., a publicly traded retailer of children’s apparel and accessories. Mr. Matthews previously served on the board of directors of Henry Schein, Inc., a publicly traded healthcare products company, from 2001 to 2016, Sunoco, Inc., a publicly traded logistics and retail company, from 1999 to 2005, The Progressive Corporation, a publicly traded insurance company, from 1981 to 2012, and Toys “R” Us, Inc., a publicly traded toy, clothing and baby product retail company from 1996 to 2010. Mr. Matthews is also an emeritus trustee at the American Museum of Natural History. Mr. Matthews holds a Master of Business Administration from Harvard Business School and a Bachelor of Arts in Economics from Princeton University.
We believe that Mr. Matthews is qualified to serve as a member of our board of directors because of his extensive experience as a business leader and board member of large public companies and his extensive knowledge of the industry in which we operate.
Dan Nova.  Mr. Nova has served as a member of our board of directors since September 2012. Mr. Nova has served as a General Partner of Highland Capital Partners since 1996. Since October 2020, Mr. Nova has also served as the Chief Investment Officer of Highland Transcend Partners I Corp., a publicly traded special purpose acquisition company. Prior to joining Highland in 1996, Dan was a Partner at CMG@Ventures from 1995 to 1996. From 1989 to 1994, Mr. Nova was a Senior Associate at Summit Partners. Mr. Nova also serves as a member of the board of directors of a number of privately held companies and has served as a member of the board of directors of publicly traded companies in the past. Mr. Nova holds a Master of Business Administration from Harvard Business School and a Bachelor of Science in Computer Science and Marketing from Boston College.
We believe that Mr. Nova is qualified to serve as a member of our board of directors because of his extensive experience with venture capital and technology companies and his experience as former director of publicly traded companies.
Paula Sutter.  Ms. Sutter has served as a member of our board of directors since 2014. In October 2014, Ms. Sutter founded of Paula Sutter LLC, a consumer brand consultancy. From October 2014 to December 2017, Ms. Sutter served as the Chief Executive Officer of TSG Fashion Group at TSG Consumer Partners, LLC, a private equity firm. From 1999 to October 2013, Ms. Sutter served as the President of Diane von Furstenberg Studio, L.P., a fashion company. From January 1993 to December 1998, Ms. Sutter served as a Vice President of The Donna Karan Company, LLC, a fashion company. Ms. Sutter serves as executive chairwoman and a director of Inflection Point Acquisition Corp., a special purpose acquisition company. Ms. Sutter also serves as a member of the board of directors of a number of privately held companies. Ms. Sutter holds a Liberal Arts degree in Literature from Villanova University. Ms. Sutter is the first cousin of Mr. Marino, our President.
We believe that Ms. Sutter is qualified to serve as a member of our board of directors because of her extensive experience as an executive in the fashion and private equity industries.
Marcie Vu. Ms. Vu has served as a member of our board of directors since February 2021. Ms. Vu formerly served as a Partner and Head of Consumer Technology at Qatalyst Partners, a technology-focused M&A advisory group, from May 2013 to February 2021. From August 2002 to May 2013, Ms. Vu served as Head of Consumer Internet Banking at Morgan Stanley & Co, LLC, an investment bank and financial services company. From August 2000 to July 2002, Ms. Vu served as a Senior Product Manager at Yahoo! Inc., a media and technology company. Ms. Vu is a director nominee of Alpha Partners Technology Merger Corp., a special purpose acquisition company. Ms. Vu has a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Bachelor of Science in Economics from The Wharton School of the University of Pennsylvania.
We believe that Ms. Vu is qualified to serve on our board of directors due to her extensive experience as an advisor in the consumer technology industry and her knowledge of the industry in which we operate.
Code of Conduct
Our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct is posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors consists of 11 directors, ten of whom qualify as “independent” under Nasdaq listing standards.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:
•the Class I directors are Mr. Bettinelli, Mr. Friedman and Mr. Matthews, and their terms will expire at the first annual meeting of stockholders after the IPO;
•the Class II directors are Mr. Nova, Mr. Haley, Mr. Reinhart and Ms. Sutter, and their terms will expire at the second annual meeting of stockholders after the IPO; and
•the Class III directors are Ms. Ginsberg, Mr. Lazar, Ms. Nakache and Ms. Vu, and their terms will expire at the third annual meeting of stockholders after the IPO.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Bettinelli, Friedman, Haley, Lazar, Matthews and Nova and Mmes. Ginsberg, Nakache, Sutter and Vu do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee
Our audit committee consists of Messrs. Bettinelli, Friedman and Lazar and Ms. Vu, with Mr. Lazar serving as Chairperson. The composition of our audit committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Mr. Lazar is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933. Our audit committee will, among other things:
•select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
•help to ensure the independence and performance of the independent registered public accounting firm;
•discuss the scope and results of the audit with the independent registered public accounting firm and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•review our policies on risk assessment and risk management;
•review related party transactions;
•obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and
•approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.
Compensation Committee
Our compensation committee consists of Messrs. Haley and Nova and Ms. Ginsberg, with Mr. Haley serving as Chairperson. The composition of our compensation committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:
•review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•administer our stock and equity incentive plans;
•review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and
•establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Mmes. Nakache and Sutter and Mr. Matthews, with Ms. Nakache serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:
•identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluate the performance of our board of directors and of individual directors;
•consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
•review developments in corporate governance practices;
•oversee environmental, social and governance (ESG) matters;
•evaluate the adequacy of our corporate governance practices and reporting; and
•develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee operates under a written charter that satisfies the applicable listing requirements and rules of Nasdaq.
Role of Board of Directors in Risk Oversight Process
Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.
Non-Employee Director Compensation
The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during fiscal year 2020. During fiscal year 2020, James Reinhart, our Chief Executive Officer and co-founder, served as a member of our board of directors, as well as an employee, and received no additional compensation for his services as a member of our board of directors. See the section titled “Executive Compensation” for more information about Mr. Reinhart’s compensation for fiscal year 2020. Additionally, while all non-employee directors were offered the ability to participate in our company benefit plans, only Mr. Lazar elected to participate, and we reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Name	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Ian Friedman(2)	54,411	—		54,411
Jack Lazar	32,147	14,361	(3)	46,508
Norman Matthews(4)	78,641	—		78,641
Paula Sutter(5)	158,322	—		158,322
Greg Bettinelli, Mandy Ginsberg, Timothy Haley, Patricia Nakache, Dan Nova(6)	—	—		—
_____________
(1)Amounts reflect the grant-date fair value of stock options granted in fiscal year 2020, plus the incremental accounting expense recognized for any stock options that were repriced in fiscal year 2020, each determined in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. Information regarding assumptions underlying the valuation of equity awards are set forth in note 9 of our consolidated financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting.
(2)In August 2020, Mr. Friedman was granted a stock option award to purchase 30,000 shares of our Class B common stock. 100% of the shares vest on August 26, 2021, subject to Mr. Friedman’s continued service to us through such vesting date.
(3)The amount reported represents the company-paid portion of insurance premiums for company benefit plans for Mr. Lazar during fiscal year 2020. As of December 31, 2020, Mr. Lazar held a stock option to purchase 281,994 shares of our Class B common stock.
(4)In August 2020, Mr. Matthews was granted a stock option award to purchase 30,000 shares of our Class B common stock. 100% of the shares vest on August 26, 2021, subject to Mr. Matthew’s continued service to us through such vesting date. As of December 31, 2020, Mr. Matthews held stock options to purchase 423,125 shares of our Class B common stock, of which 47,783 shares were transferred in January 2019 to the Family Trust Under The Norman S. Matthews 2017 Annuity Trust No. 1.
(5)In August 2020, Ms. Sutter was granted a stock option award to purchase 75,000 shares of our Class B common stock. 45,000 shares vested on August 26, 2020, and the remaining 30,000 shares vest on August 26, 2021, subject to Ms. Sutter’s continued service to us through such vesting date. As of December 31, 2020, Ms. Sutter held options to purchase up to 337,084 shares of our Class B common stock.
(6)Ms. Ginsberg joined our board of directors in December 2020 and pursuant to the board member agreement we entered into with Ms. Ginsberg on December 3. 2020, Ms. Ginsberg was eligible to receive a stock option award to purchase 30,000 shares of our Class B common stock, which was granted to Ms. Ginsberg in January 2021. As of December 31, 2020, Messrs. Bettinelli, Haley, Nova and Mmes. Ginsberg and Nakache did not hold any outstanding equity awards.

Non-Employee Director Compensation Program
In connection with the IPO, we adopted a formal policy pursuant to which our non-employee directors are eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$40,000
Annual service for chair of the board of directors	$20,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$10,000
Annual service as chair of the audit committee	$20,000
Annual service as member of the compensation committee (other than chair)	$10,000
Annual service as chair of the compensation committee	$15,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$10,000
Annual service as chair of the nominating and corporate governance committee	$15,000
Our non-employee directors may elect to receive their cash retainers in the form of fully-vested restricted stock unit awards.
Our policy also provides that each non-employee director as of the effective time of the IPO would be granted a one-time restricted stock unit award with a value of $150,000, or IPO Grant. In addition, our policy provides that, upon initial election to our board of directors, each non-employee director will be granted a one-time restricted stock unit award with a value of $300,000, or the Initial Grant. Furthermore, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual a restricted stock unit award with a value of $150,000, or the Annual Grant. The IPO Grant and Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. The Initial Grant will vest in equal annual installments over three years from the date of grant, subject to continued service as a director through the applicable vesting date. Such awards are subject to full acceleration of vesting upon the sale of the company.
Employee directors receive no additional compensation for their service as a director.
We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION
Overview
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during our fiscal year ending December 31, 2020, or fiscal year 2020, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2020. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2020 are:
•James Reinhart, our Chief Executive Officer, Director and Co-Founder;
•Anthony Marino, our President; and
•Sean Sobers, our Chief Financial Officer.
Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, bonus and equity incentives in the form of stock option awards. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.
2020 Summary Compensation Table
The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during fiscal year 2020 and, if applicable, fiscal year ending December 31, 2019, or fiscal year 2019.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
James Reinhart Chief Executive Officer	2020	283,073	2,034,224	266,003	—	2,583,300
	2019	330,000	1,944,198	317,500	1,150,913	3,742,611
Anthony Marino President	2020	283,073	964,581	172,901	—	1,420,555
	2019	330,000	1,296,132	165,000	552,585	2,343,717
Sean Sobers Chief Financial Officer	2020	257,318	987,815	120,906	—	1,366,039
________________
(1)The amounts reported represent the aggregate grant date fair value of the stock option awards granted to our named executive officers during fiscal year 2020 and fiscal year 2019, plus the incremental accounting expense recognized for options held by each of the named executive officers that were repriced in fiscal year 2020, each calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 9 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.
(2)The amounts reported represent bonuses that each of our named executive officers earned during fiscal year 2020, as described more fully in the section titled “Narratives to 2020 Summary Compensation Table” below.
Narratives to 2020 Summary Compensation Table
Base Salaries
We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, which are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For fiscal year 2020, the annual base salary for Messrs. Reinhart and Marino was $330,000 and for Mr. Sobers, $300,000, each of which was reduced by 20% by us in April 2020 to $264,000 for Messrs. Reinhart and Marino and $240,000 for Mr. Sobers in connection with our cost saving measures to address challenges presented by the COVID-19 pandemic. For fiscal year ending December 31, 2021, or fiscal year 2021, the annual base salary for Messrs. Reinhart and Marino is $330,000 and for Mr. Sobers, $300,000.
Bonuses
During fiscal year 2020, Messrs. Reinhart, Marino and Sobers earned bonuses on a quarterly basis in the aggregate amounts as set forth in our “2020 Summary Compensation Table” above based on achievement of company performance goals. For fiscal year 2021, Messrs. Reinhart, Marino and Sobers will be eligible to receive bonuses in an amount equal to 100%, 65% and 50%, respectively, of their base salary, based on achievement of company performance targets, which include achievement of certain net revenue, adjusted EBITDA and gross margin goals.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During fiscal year 2020, we granted stock option awards to purchase shares of our Class B common stock to Messrs. Reinhart, Marino and Sobers, as described in more detail in the “Outstanding Equity Awards at Fiscal 2020 Year End” table. Additionally, and as discussed in more detail in the section entitled “Certain Relationships and Related Party Transactions—Other Transactions,” certain stock option awards, including stock option awards held by our named executive officers, were repriced during fiscal year 2020.
Perquisites
We generally do not provide perquisites to our executives, other than company-paid executive life insurance and executive long-term disability insurance premiums, reimbursement for relocation expenses and certain other de minimis perquisites to our executive officers, including our named executive officers.

Executive Employment Arrangements
Offer Letters in Place During the Fiscal Year 2020 for Named Executive Officers
James Reinhart
We did not have an offer letter agreement in place with Mr. Reinhart during fiscal year 2020. Mr. Reinhart’s employment is at-will and he is subject to our standard employment, confidential information, return of property, non-competition, non-solicitation, invention assignment and arbitration agreements.
Anthony Marino
In August 2013, we entered into an offer letter agreement with Mr. Marino, which set forth his initial annual base salary, a signing bonus in the amount of $25,000, the term of his employment, certain relocation and expense reimbursements, his eligibility to receive stock option awards, and his eligibility to participate in our benefit plans generally. Mr. Marino’s employment is at-will and he is subject to our standard employment, confidential information, return of property, non-competition, non-solicitation, invention assignment and arbitration agreements.
Sean Sobers
We entered into an offer letter agreement with Mr. Sobers, dated September 30, 2019, for the position of Chief Financial Officer. The offer letter provided for Mr. Sobers’ employment and set forth his annual base salary, his executive bonus incentive, the term of his employment, his eligibility to receive stock options, and his eligibility to participate in our benefit plans generally. Mr. Sobers is subject to our standard employment, confidential information, return of property, non-competition, non-solicitation, invention assignment and arbitration agreements.
Executive Severance Plan
In November 2020, our board of directors adopted an executive severance plan, in which our named executive officers, and certain other executives, participate. Our executive severance plan, or the Executive Severance Plan, provides that upon a (i) termination by us for any reason other than for “cause,” as defined in the Executive Severance Plan or (ii) for Mr. Reinhart only, a resignation for “good reason,” as defined in the Executive Severance Plan, in each case outside of the change in control period (i.e., the period beginning three months prior to and ending 12 months after, a “change in control,” as defined in the Executive Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company, (i) cash payments over six monthly installments for each eligible participant, or for Mr. Reinhart, 12 monthly installments, equal to 50% of an eligible participant’s “base salary” (as defined in the Executive Severance Plan), or for Mr. Reinhart, 100% of his base salary, and (ii) a monthly cash payment equal to our contribution towards health insurance premiums for up to six months for each eligible participant, or for Mr. Reinhart, 12 months.
The Executive Severance Plan also provides that upon a (i) termination by us other than for cause or (ii) a resignation for good reason, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in favor of the Company, (i) a lump sum cash payment equal 100% of an eligible participant’s base salary, or for Mr. Reinhart, 150% of his base salary, (ii) a lump sum cash payment equal to 100% of the eligible participant’s annual target bonus, (iii) a monthly cash payment equal to our contribution towards health insurance premiums for up to 12 months for each eligible participant, or for Mr. Reinhart, 18 months, and (iv) accelerated vesting of 100% of the time-based outstanding and unvested equity award held by the eligible participant; provided, that any performance-based unvested and outstanding equity awards shall be subject to the performance conditions as specified in the applicable award agreements or upon actual achievement.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.
Outstanding Equity Awards at Fiscal 2020 Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of fiscal year 2020:

	Option Awards(1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
James Reinhart	1/1/2014		372,435	(2)	—		0.605	2/28/2024
	8/1/2014		1,268,454	(2)	—		0.86	12/2/2024
	9/22/2017		568,750	(3)	131,250	(3)	2.05	10/3/2027
	3/21/2021		—		1,457,638	(4)	2.05	3/21/2029
	—	(5)	—		878,730	(5)	2.05	8/25/2030
	1/1/2021		—		31,560	(6)	2.05	8/25/2030
Anthony Marino	9/1/2013		277,103	(2)	—		0.55	12/3/2023
	9/1/2013		13,880	(2)	—		0.55	2/28/2024
	8/1/2014		508,110	(2)	—		0.86	12/2/2024
	6/23/2017		196,875	(3)	28,125	(3)	2.05	6/23/2027
	3/21/2021		—		971,759	(7)	2.05	3/21/2029
	—	(5)	—		387,855	(5)	2.05	8/25/2030
	1/1/2021		—		25,238	(6)	2.05	8/25/2030
Sean Sobers	10/21/2019		200,666		659,334	(8)	2.05	10/24/2029
	—	(5)	—		393,380	(5)	2.05	8/25/2030
	1/1/2021		—		20,480	(6)	2.05	8/25/2030
________________
(1)Each option grant is subject to the terms of our 2010 Plan. Shares underlying each award granted under our 2010 Plan are shares of Class B common stock of the company. The option exercise prices on the table reflect the terms of each stock option award as of December 31, 2020, including the stock option repricing of certain stock option awards that was effectuated by our board of directors in May 2020, where stock option awards held by named executive officers and other active employees and directors with an exercise price greater than $2.05 per share were repriced to have an exercise price of $2.05 per share.
(2)The shares subject to the stock option awards are fully vested.
(3)1/48 of the shares subject to the stock option awards vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date. Upon termination of the named executive officer’s services without cause (as defined in our 2010 Plan) or for good reason (as defined in the applicable stock option award agreement) in either case upon or within twelve months following the consummation of a change in control, 100% of the unvested shares subject to the stock option awards will vest and become exercisable as of the date of such termination.
(4)1/24 of the shares subject to the stock option awards vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date. 100% of the unvested shares subject to the stock option awards will vest immediately upon the named executive officer’s continued services to us through the consummation of a change in control.
(5)50% of the shares subject to the stock option awards vest on a monthly basis over 48 months following the vesting commencement date of the later of January 1, 2021 or the date of the effectiveness of the IPO registration statement, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date. The remaining 50% of the shares subject to the stock option awards vest on a monthly basis over 48 months following the vesting commencement date of the later of January 1, 2022 or the date that is one year following the date of the effectiveness of the registration statement, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.
(6)100% of the shares subject to the stock option awards will vest on the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company such vesting date.
(7)1/24 of the shares subject to the stock option awards vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date. 100% of the unvested shares subject to the stock option awards will vest upon the consummation of a change in control. Additionally, if Mr. Marino is terminated without cause or if Mr. Reinhart is no longer our Chief Executive Officer, then a number of shares subject to the stock option awards shall vest equal to the product of (i) 1/48 of the number of shares subject to the stock option awards and (ii) the number of months of Mr. Marino’s continuous service to us beginning from the vesting commencement date through the date Mr. Marino is terminated without cause or the date Mr. Reinhart is no longer our Chief Executive Officer. Thereafter, in the event of any acceleration as a result of Mr. Reinhart no longer serving as our Chief Executive Officer, the remaining unvested shares underlying the stock option award shall vest in equal monthly installments until the fourth anniversary of the vesting commencement date, subject to Mr. Marino’s continuous service relationship with the company through such vesting date.
(8)1/5 of the shares subject to the stock option will vest on the one-year anniversary of the vesting commencement date. Thereafter, 1/48 of the remaining shares subject to the stock option will vest on a monthly basis, subject to Mr. Sobers’ continuous service relationship with the company through each applicable vesting date. Additionally, if Mr. Sobers is terminated without cause (as defined in the 2010 Plan) or resigns for good reason (as defined in the applicable award agreement) in either case upon or within twelve months following the consummation of a change in control, 100% of the unvested shares subject to the stock option will vest and become exercisable as of the date of termination.
Employee Benefits and Stock Plans
2021 Stock Option and Incentive Plan
Our 2021 Plan was adopted by our board of directors in February 2021 and approved by our stockholders in March 2021 and became effective on March 24, 2021. Our 2021 Plan replaced our 2010 Plan, as our board of directors determined not to make additional awards under our 2010 Plan following the completion of the IPO. However, our 2010 Plan continues to govern outstanding equity awards granted thereunder. Our 2021 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons, including consultants.
Authorized Shares.  We have initially reserved 11,000,000 shares of our Class A common stock for the issuance of awards under our 2021 Plan. Our 2021 Plan provides that the number of shares reserved and available for issuance under our 2021 Plan will automatically increase each January 1, beginning on January 1, 2022, by 5% of the outstanding number of shares of our Class A common stock and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under our 2021 Plan will be authorized but unissued shares or shares that we reacquire. Any shares of Class A or Class B common stock underlying any award that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under our 2021 Plan and our 2010 Plan will be added back to the shares of Class A common stock available for issuance under our 2021 Plan (provided that any such shares that are shares of Class B common stock will first be converted into shares of Class A common stock). The maximum number of shares of Class A common stock that may be issued as incentive stock options in any one calendar year period may not exceed 11,000,000 cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares of Class A common stock and Class B common stock as of the immediately preceding December 31, or 11,000,000 shares.
Non-Employee Director Limit.  Our 2021 Plan contains a limitation whereby the value of all awards under our 2021 Plan and all other cash compensation paid by us to any non-employee director may not exceed: (i) $750,000 in the first calendar year an individual becomes a non-employee director and (ii) $500,000 in any other calendar year.
Administration.  Our 2021 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2021 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.
Eligibility.  Persons eligible to participate in our 2021 Plan are those employees, non-employee directors and consultants, as selected from time to time by our compensation committee in its discretion.
Options.  Our 2021 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights.  Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units.  Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Unrestricted Stock Awards.  Our compensation committee may grant shares of Class A common stock that are free from any restrictions under our 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Dividend Equivalent Rights.  Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.
Cash-Based Awards.  Our compensation committee may grant cash bonuses under our 2021 Plan to participants, subject to the achievement of certain performance goals.
Sale Event.  Our 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in our 2021 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under our 2021 Plan. To the extent that awards granted under our 2021 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under our 2021 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of our 2021 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.
Amendment.  Our board of directors may amend or discontinue our 2021 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2021 Plan require the approval of our stockholders.
No awards may be granted under our 2021 Plan after the date that is 10 years from the date of stockholder approval of our 2021 Plan. No awards under our 2021 Plan have been made prior to the date hereof.
Second Amended and Restated 2010 Stock Incentive Plan
Our 2010 Plan was approved by our board of directors and stockholders in February 2010, most recently amended and restated by our board of directors in March 2019 and most recently amended and approved by our stockholders in February 2021. As of December 31, 2020, we reserved an aggregate of 27,880,047 shares of our Class B common stock for the issuance of options and other equity awards under our 2010 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. As of December 31, 2020, stock options to purchase 22,774,949 shares of our Class B common stock at a weighted average exercise price of $1.81 per share were outstanding under our 2010 Plan and 201,582 shares remained available for future issuance under our 2010 Plan. Following the IPO, we will not grant any further awards under our 2010 Plan. All outstanding awards under our 2010 Plan will continue to be governed by their existing terms.
Authorized Shares.  The shares we have issued under our 2010 Plan were authorized and unissued shares or were shares we reacquired. The shares of Class B common stock underlying any awards that are forfeited, canceled, withheld upon exercise of a stock option award or settlement of an award to cover the exercise price or tax withholding, reacquired by the company prior to vesting, satisfied without the issuance of company Class B common stock or otherwise terminated (other than by exercise), were added back to the shares of Class B common stock available for issuance under our 2010 Plan. Following the IPO, such shares were added to the shares of Class A common stock available for issuance under our 2021 Plan (provided that any such shares were first converted into shares of Class A common stock).
Administration.  Our 2010 Plan is currently administered by the board of directors. The plan administrator has the authority to interpret and administer our 2010 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2010 Plan. The plan administrator may also impose or modify the terms and conditions, including restrictions and, as applicable, exercise period of any award. The plan administrator is specifically authorized to exercise its discretion to reduce or increase the exercise price of outstanding stock options or effect the repricing of stock options through cancellations and re-grants.
Eligibility.  Our 2010 Plan permits us to make grants of incentive stock options to our full- or part-time employees and any of our subsidiary corporations’ employees, and grants of non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock unit awards to full- or part-time officers, employees, directors and consultants of the company and our subsidiary corporations.
Options.  Our 2010 Plan permits the granting of (i) stock options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and (ii) stock options that do not so qualify. The option exercise price per share of our Class B common stock underlying each stock option was determined by our board or directors or a committee appointed by the board of directors, and must have been at least equal to 100% of the fair market value of a share of our Class B common stock on the date of grant. In the case of an incentive stock option granted to a participant who, at the time of grant of such stock option, owned stock representing more than 10% of the total combined voting power of all classes of stock of the Company, or a 10% owner, the exercise price per share of our Class B common stock underlying each such stock option must have been at least equal to 110% of the fair market value of a share of our Class B common stock on the date of grant. The term of each stock option award may not have exceeded 10 years from the date of grant (or five years for a 10% owner). The plan administrator determines the methods of payment of the exercise price of a stock option, which may include cash, a net exercise arrangement for non-qualified stock options, a promissory note (if permitted by the board of directors) and if permitted by the board of directors or a committee appointed by the board of directors and an initial public offering of the company has occurred, through either the delivery of shares of our Class B common stock owned by the participant or a broker-assisted arrangement. After a participant’s termination of service (other than a termination for cause), the participant generally may exercise shares pursuant to his or her stock option awards, to the extent vested as of such date of termination, for thirty days after termination or such longer period of time as specified in the applicable stock option award agreement; provided, that if the termination is due to death or disability, the stock option award generally will remain exercisable, to the extent vested as of such date of termination, until six months following such termination. However, in no event may a stock option award be exercised later than the expiration of its term.
Restricted Stock.  Our 2010 Plan permits the granting of shares of restricted stock. Restricted stock awards are grants of shares of our Class B common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.
Unrestricted Stock.  Our 2010 Plan permits the granting of shares of unrestricted stock. Unrestricted stock awards may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Restricted Stock Units.  Our 2010 Plan permits the granting of shares of restricted stock units. Restricted stock unit awards are grants of phantom shares of our Class B common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Restricted stock units will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Settlement of the restricted stock units may be in cash or stock as determined by the plan administrator.
Transferability or Assignability of Awards.  Our 2010 Plan generally does not allow for the transfer or assignment of awards other than, at the discretion of the plan administrator, by will or the laws of descent and distribution, by gift to an immediate family member or by instrument to an inter vivos or testamentary trust in which the award is passed to beneficiaries upon the death of the participant. Our 2010 Plan also provides that the awards are subject to both a right of first refusal and drag along rights, upon certain sales of our Class B common stock.

Sale Event.  Our 2010 Plan provides that upon the occurrence of a “Sale Event” as defined in our 2010 Plan, all awards will be terminated or forfeited at the effective time of such Sale Event unless such awards are assumed or continued by a successor entity or substituted for new awards of a successor entity. In the case of the termination of stock option awards issued thereunder, each holder of such stock option awards shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the plan administrator, to exercise all such shares subject to stock option awards that are then exercisable or will become exercisable as of the effective time of the Sale Event. Additionally, unless otherwise provided in the applicable award agreement, such stock option awards will be subject to the company’s right of repurchase upon the consummation of a Sale Event. We may also make or provide for a cash payment to the holders of vested and exercisable stock option awards, in exchange for the cancellation thereof, equal to, for each share of our Class B common stock underlying such stock option awards, the difference between the per share cash consideration in the Sale Event as determined by the plan administrator and the per share exercise price of such stock option. In the event of the forfeiture of shares of restricted stock issued under our 2010 Plan, such shares of restricted stock shall be repurchased from the holder at a price per share equal to the lower of the original per share purchase price paid by the recipient of such shares or the current fair market value of such shares, determined immediately prior to the effective time of the Sale Event. We may make or provide for a cash payment to holders of restricted stock or restricted stock unit awards, in exchange for the cancellation thereof, in an amount equal to the product of the per share cash consideration in the Sale Event and the number of shares subject to each such award.
Amendment.  Our board of directors may amend, suspend, or terminate our 2010 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify, or terminate any outstanding award, including the exercise price of such award, provided that no amendment to an award may adversely affect any of the rights of a participant under any awards previously granted without his or her consent. We will not make any further grants under our 2010 Plan following the IPO.
2021 Employee Stock Purchase Plan
In February 2021, our board of directors adopted and in March 2021, our stockholders approved, the ESPP. The ESPP became effective on March 24, 2021. The ESPP initially reserves and authorizes the issuance of up to a total of 3,000,000 shares of Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 4,000,000 shares of our Class A common stock, 1% of the outstanding number of shares of our Class A common stock and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All employees whose customary employment is for more than 20 hours per week and have completed at least 30 days of employment or are otherwise required to participate by applicable local law are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.
We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering began on March 25, 2021 and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately six months following such date. Each eligible employee as of March 25, 2021 will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Subsequent offerings will usually begin every six months and will continue for six-month periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the offering period, whichever is lower, provided that no more than 2,500 shares of Class A common stock (or a lesser number as established by the plan administrator in advance of the offering period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Class A common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.
The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10-year anniversary of the IPO. An amendment that increases the number of shares of Class A common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.
Senior Executive Cash Incentive Bonus Plan
In February 2021, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan became effective on March 24, 2021. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.
Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, operating cash flow and adjusted free cash flow); earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Class A common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our Class A common stock; sales or market shares; revenue; corporate revenue; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis (if applicable).
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each such performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.
ThredUP 401(k) Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis, or the 401(k) Plan. Plan participants are able to defer eligible compensation on a pre-tax or after tax (Roth) basis, subject to applicable annual Internal Revenue Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Equity Financings
Series E-1 Convertible Preferred Stock Financing
On January 8, 2018, we sold an aggregate of 5,704,601 shares of our Series E-1 convertible preferred stock at a purchase price of $6.2581 per share, for an aggregate purchase price of $35.7 million, pursuant to our Series E-1 convertible preferred stock financing. The following table summarizes purchases of our Series E-1 convertible preferred stock by our directors, holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series E-1 convertible preferred stock.

Stockholder	Shares of Series E-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Global Private Opportunities Partners(1)	1,597,928	$9,999,993
Entities affiliated with Highland Capital Partners(2)	559,275	3,499,999
Jack Lazar	31,958	199,996
Norman Matthews	31,958	199,996
Entities affiliated with Redpoint Ventures(3)	559,274	3,499,993
Trinity Ventures X L.P.(4)	319,585	1,999,995
Entities affiliated with Upfront Ventures(5)	2,396,893	14,999,996
________________
(1)Consists of Global Private Opportunities Partners II LP and Global Private Opportunities Partners II Offshore Holdings LP. Ian Friedman, a member of our board of directors, was a partner at Global Private Opportunities Partners at the time of our Series E-1 convertible preferred financing.
(2)Consists of Highland Capital Partners VII Limited Partnership, Highland Capital Partners VII-B Limited Partnership, Highland Capital Partners VII-C Limited Partnership, Highland Entrepreneurs’ Fund VII Limited Partnership, Highland Capital Partners VIII Limited Partnership, Highland Capital Partners VIII-B Limited Partnership and Highland Capital Partners VIII-C Limited Partnership. Dan Nova, a member of our board of directors, is a partner at Highland Capital Partners.
(3)Consists of Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. Timothy Haley, a member of our board of directors, is a partner at Redpoint Ventures.
(4)Patricia Nakache, a member of our board of directors, is a partner at Trinity Ventures.
(5)Consists of Upfront Growth II, L.P. Greg Bettinelli, a member of our board of directors, is a partner at Upfront Ventures.

Series F Convertible Preferred Stock Financing
From June 2019 through September 2019, we sold an aggregate of 12,549,852 shares of our Series F convertible preferred stock at a purchase price of $6.8839 per share, for an aggregate purchase price of $86.4 million, pursuant to our Series F convertible preferred stock financing. The following table summarizes purchases of our Series F convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of Series F convertible preferred stock.

Stockholder	Shares of Series F Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Global Private Opportunities Partners(1)	261,479	$1,799,995
Entities affiliated with Highland Capital Partners(2)	130,739	899,994
Entities affiliated with Park West Partners(3)	7,844,390	53,999,996
Entities affiliated with Redpoint Ventures(4)	196,109	1,349,995
Entities affiliated with Upfront Ventures(5)	261,478	1,799,988
________________
(1)Consists of Global Private Opportunities Partners II LP and Global Private Opportunities Partners II Offshore Holdings LP. Ian Friedman, a member of our board of directors, was a partner at Global Private Opportunities Partners at the time of the Series F convertible preferred financing.
(2)Consists of Highland Capital Partners VII Limited Partnership, Highland Capital Partners VII-B Limited Partnership, Highland Capital Partners VII-C Limited Partnership, Highland Entrepreneurs’ Fund VII Limited Partnership, Highland Capital Partners VIII Limited Partnership, Highland Capital Partners VIII-B Limited Partnership and Highland Capital Partners VIII-C Limited Partnership. Dan Nova, a member of our board of directors, is a partner at Highland Capital Partners.
(3)Consists of Park West Investors Master Fund, Limited and Park West Partners International, Limited.
(4)Consists of Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. Timothy Haley, a member of our board of directors, is a partner at Redpoint Ventures.
(5)Consists of Upfront Growth I, L.P. and Upfront Growth II, L.P. Greg Bettinelli, a member of our board of directors, is a partner at Upfront Ventures.
2019 Third-Party Tender Offer
In connection with the Series F Convertible Preferred Stock Financing, we entered into the Series F Preferred Stock Purchase Agreement with several parties, including Global Private Opportunities Partners, Highland Capital Partners, Park West Partners, Redpoint Ventures and Upfront Ventures, each a holder of more than 5% of our capital stock, pursuant to which we agreed that Global Private Opportunities Partners, Highland Capital Partners, Park West Partners, Redpoint Ventures, Upfront Ventures and certain other buyers would commence a tender offer for shares of our common stock, which we refer to as the 2019 Third-Party Tender. In connection with the 2019 Third-Party Tender, we waived certain transfer restrictions on our common stock. Global Private Opportunities Partners, Highland Capital Partners, Park West Partners, Redpoint Ventures, Upfront Ventures and certain other buyers conducted a tender offer for shares of our outstanding common stock and common stock issuable upon exercise of vested options to purchase common stock from our stockholders and purchased an aggregate of 1,125,813 shares of our common stock from our stockholders, at a purchase price of $6.8839 per share, for an aggregate purchase price of $7.7 million.

The following table summarizes purchases of common stock by Global Private Opportunities Partners, Highland Capital Partners, Park West Partners, Redpoint Ventures and Upfront Ventures, each a holder of more than 5% of our capital stock, in the 2019 Third-Party Tender.

Buyer	Shares of Common Stock	Aggregate Purchase Price
Entities affiliated with Global Private Opportunities Partners(1)	29,053	$199,998
Entities affiliated with Highland Capital Partners(2)	14,526	99,996
Entities affiliated with Park West Partners(3)	871,599	6,000,001
Entities affiliated with Redpoint Ventures(4)	21,790	150,000
Entities affiliated with Upfront Ventures(5)	29,053	199,998
_______________
(1)Consists of Global Private Opportunities Partners II LP and Global Private Opportunities Partners II Offshore Holdings LP. Ian Friedman, a member of our board of directors, was a partner at Global Private Opportunities Partners at the time of the 2019 Third Party Tender.
(2)Consists of Highland Capital Partners VII Limited Partnership, Highland Capital Partners VII-B Limited Partnership, Highland Capital Partners VII-C Limited Partnership, Highland Entrepreneurs’ Fund VII Limited Partnership, Highland Capital Partners VIII Limited Partnership, Highland Capital Partners VIII-B Limited Partnership and Highland Capital Partners VIII-C Limited Partnership. Dan Nova, a member of our board of directors, is a partner at Highland Capital Partners.
(3)Consists of Park West Investors Master Fund, Limited and Park West Partners International, Limited.
(4)Consists of Redpoint Ventures IV, L.P. and Redpoint Associates IV, L.L.C. Timothy Haley, a member of our board of directors, is a partner at Redpoint Ventures.
(5)Consists of Upfront Growth I, L.P. and Upfront Growth II, L.P. Greg Bettinelli, a member of our board of directors, is a partner at Upfront Ventures.
The following table summarizes purchases of common stock from our executive officers in the 2019 Third-Party Tender.

Stockholder	Title	Shares of Common Stock	Aggregate Purchase Price
Costanoa Family Trust(1)	—	312,417	$2,150,647
Al Ghorai(2)	Senior Vice President, Operations	90,000	619,551
Christopher Homer	Chief Operating Officer, Co-Founder	225,000	1,548,878
Anthony Marino	President	150,000	1,032,585
Alon Rotem	Chief Legal Officer, Secretary	40,000	275,356
_______________
(1)James Reinhart and Michele Reinhart as Trustees of the Costanoa Family Trust dated July 22, 2015 as amended, is a trust affiliated with Mr. Reinhart, our Chief Executive Officer, Director and Co-Founder.
(2)Al Ghorai was our Chief Financial Officer at the time of the 2019 Third Party Tender Offer.
Common Stock Sales
On April 5, 2018, Global Private Opportunities Partners II LP and Global Private Opportunities Partners II Offshore Holdings LP, entities affiliated with Global Private Opportunities Partners, a holder of more than 5% of our outstanding capital stock, purchased 488,461 shares of our common stock at a purchase price of $2.60 per share, for an aggregate purchase price of $1,269,999. Ian Friedman, a member of our board of directors, was a partner at Global Private Opportunities Partners at the time of the purchase.
On April 12, 2018 Upfront IV L.P. and Upfront IV Ancillary, L.P., entities affiliated with Upfront Ventures, a holder of more than 5% of our outstanding capital stock, purchased 488,461 shares of our common stock at a purchase price of $2.60 per share, for an aggregate purchase price of $1,269,999.

On April 25, 2018, James Reinhart and Michele Reinhart as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended, a trust affiliated with Mr. Reinhart, our Chief Executive Officer, Director and Co-Founder, purchased 125,001 shares of our common stock at a purchase price of $2.60 per share, for an aggregate purchase price of $325,003.
Investors’ Rights Agreement
We are party to a tenth amended and restated investors’ rights agreement, or the investors’ rights agreement, that provides, among other things, that certain holders of our capital stock, including entities affiliated with Global Private Opportunities Partners, Highland Capital Partners, Park West Partners, Redpoint Ventures, Trinity Ventures and Upfront Ventures, which each hold more than 5% of our outstanding capital stock, and Norman Matthews, one of our directors, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.
Other Transactions
We have granted stock options and RSUs for common stock to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options and RSUs. In May 2020, we repriced certain outstanding stock options held by active service providers, including our executive officers, and directors with exercise prices above the then-current fair market value of our common stock, such that eligible options with an exercise price above $2.05 per share were amended to reduce such exercise price to $2.05. A total of 13,297,076 options were repriced, including 5,916,424 held collectively by our executive officers and directors.
We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Executive Severance Plan” for more information regarding these agreements.
Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Directed Share Program
At our request, in connection with the IPO, the underwriters reserved up to 840,000 shares of Class A common stock, or up to 7.0% of the shares offered by us in the IPO, for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors, which may include certain executive officers and directors. Certain of our directors participated in the directed share program.
Limitation of Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Our audit committee charter provides that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.
All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2021, as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group;
•each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and
• each of the selling stockholders.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options to purchase Class B common stock that are currently exercisable or exercisable within 60 days of June 30, 2021 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on 18,455,346 shares of our Class A common stock and 76,324,820 shares of our Class B common stock outstanding as of June 30, 2021. In addition, the following table does not reflect any shares of Class A common stock that may be purchased in this offering. Percentage ownership of our common stock after this offering assumes our sale of 2,000,000 shares of Class A common stock in this offering and the conversion of shares of Class B common stock being sold by the selling stockholders into shares Class A common stock.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ThredUp Inc., 969 Broadway, Suite 200, Oakland, CA 94607.

	Shares Beneficially Owned Prior to the Offering				Percent of Total Voting Power Before the Offering(2)	Number of Shares Being Offered	Shares Beneficially Owned After the Offering (assuming option to purchase additional shares is not exercised)				Percent of Total Voting Power After the Offering (assuming option to purchase additional shares is not exercised)(2)
	Class A		Class B(1)				Class A		Class B(1)
	Number	Percentage	Number	Percentage			Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Trinity Ventures(3)	—	—	10,727,211	14.1%	13.7%	880,863	—	—	9,846,348	13.7%	13.2%
Entities affiliated with Redpoint Ventures(4)	—	—	10,706,528	14.0%	13.7%	879,164	—	—	9,827,364	13.7%	13.2%
Entities affiliated with Highland Capital Partners(5)	—	—	10,655,930	14.0%	13.6%	875,010	—	—	9,780,920	13.6%	13.1%
Entities affiliated with Upfront Ventures(6)	—	—	10,138,127	13.3%	13.0%	832,490	—	—	9,305,637	12.9%	12.5%

Entities affiliated with Global Private Opportunities Partners(7)	—	—	10,798,005	14.1%	13.8%	886,676	—	—	9,911,329		13.8%	13.3%
Entities affiliated with Park West Asset Management LLC(8)	500,000	2.7%	8,715,989	11.4%	11.2%	—	500,000	2.0%	8,715,989		12.1%	11.8%
Entities affiliated with Massachusetts Financial Services Company(9)	1,892,730	10.3%	—	—	*	—	1,892,730	7.6%	—		—	*
FMR LLC(10)	1,800,000	9.8%	—	—	*	—	1,800,000	7.2%				*
Entities affiliated with T. Rowe Price Associates, Inc.(11)	1,652,201	9.0%	—	—	*	—	1,652,201	6.6%	—		—	*
Entities affiliated with Artisan Partners(12)	1,644,839	8.9%	—	—	*	—	1,644,839	6.6%	—		—	*
Entities affiliated with Adage Capital Partners, L.P.(13)	1,100,000	6.0%	—	—	*	—	1,100,000	4.4%	—		—	*
Named Executive Officers and Directors:
James Reinhart(14)	—	—	6,425,993	8.1%	7.9%	—	—	—	6,425,993		8.6%	8.3%
Patricia Nakache(15)	1,035	*	10,727,211	14.1%	13.7%	880,863	1,035	*	9,846,348		13.7%	13.2%
Anthony Marino(16)	—	—	1,527,600	2.0%	1.9%	—	—	—	1,527,600		2.1%	2.0%
Sean Sobers(17)	—	—	352,203	*	*	—	—	—	352,203		*	*
Greg Bettinelli(18)	—	—	10,138,127	13.3%	13.0%	832,490	—	—	9,305,637		12.9%	12.5%
Ian Friedman(19)	690	*	30,000	*	*	—	690	*	30,000		*	*
Mandy Ginsberg	22,118	*	—	—	*	—	22,118	*	—		—	*
Timothy Haley(20)	759	*	10,706,528	14.0%	13.7%	879,164	759	*	9,827,364		13.7%	13.2%
Jack Lazar(21)	7,142	*	313,952	*	*	—	7,142	*	313,952		*	*
Norman Matthews(22)	690	*	853,806	1.1%	1.1%	70,166	690	*	783,640		1.1%	1.0%
Dan Nova(23)	—	—	10,655,930	14.0%	13.6%	875,010	—	—	9,780,920		13.6%	13.1%
Paula Sutter(24)	690	*	353,063	*	*	—	690	*	353,063		*	*
Marcie Vu	18,547	*	—	—	*	—	18,547	*	—	—	—	*
All directors and executive officers as a group (15 persons)(25)	72,067	*	54,538,639	66.4%	65.0%	3,537,693	72,067	*	51,000,946		65.7%	63.6%
__________________
*Represents less than one percent (1%).
(1)The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(2)Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Voting Rights” for more information about the voting rights of our Class A common stock and Class B common stock.
(3)Consists of (i) 10,564,238 shares of Class B common stock held of record by Trinity Ventures X, L.P. (“Trinity Ventures X”), (ii) 104,590 shares of Class B common stock held of record by Trinity X Entrepreneurs’ Fund, L.P. (“Trinity Entrepreneurs”) and (iii) 58,383 shares of Class B common stock held of record by Trinity X Side-By-Side Fund, L.P. (“Trinity Side,” and together with Trinity Ventures X and Trinity Entrepreneurs, the “Trinity Entities”). The management members of Trinity TVL X, LLC share voting and dispositive power over the shares held by each of the Trinity Entities. The management members of Trinity TVL X, LLC are Larry Orr, Noel Fenton, Ajay Chopra, Nina Labatt, Patricia Nakache, and TVL Management Corporation. The address for each of the Trinity Entities is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)Consists of (i) 10,438,866 shares of Class B common stock held of record by Redpoint Ventures IV, L.P. (“RV IV”) and (ii) 267,662 shares of Class B common stock held of record by Redpoint Associates IV, L.L.C. (“RA IV,” and together with RV IV, the “Redpoint Entities”). Redpoint Ventures IV, LLC (“RV IV LLC”) is the sole general partner of RV IV and the managers of RV IV LLC commonly control RA IV. Voting and dispositive decisions with respect to the shares held by RV IV and RA IV are made by the managers of RV IV LLC and RA IV: W. Allen Beasley, Jeffrey D. Brody, Satish Dharmaraj, R. Thomas Dyal, Timothy M. Haley, Christopher B. Moore, Scott C. Raney, John L. Walecka and Geoffrey Y. Yang. The address for each of the Redpoint Entities is 2969 Woodside Road, Woodside, CA 94062.
(5)Consists of (i) 2,292,940 shares of Class B common stock held by Highland Capital Partners VII Limited Partnership, a Delaware limited partnership (“Highland Capital VII”), (ii) 555,624 shares of Class B common stock held by Highland Capital Partners VII-B Limited Partnership, a Delaware limited partnership (“Highland Capital VII-B”), (iii) 809,163 shares of Class B common stock held by Highland Capital Partners VII-C Limited Partnership, a Delaware limited partnership (“Highland Capital VII-C”), (iv) 71,850 shares of Class B common stock held by Highland Entrepreneurs’ Fund VII Limited Partnership, a Delaware limited partnership (“Highland VII Entrepreneurs’ Fund”, and together with Highland Capital VII, Highland Capital VII-B and Highland Capital VII-C, the “Highland VII Investing Entities”), (v) 5,025,934 shares of Class B common stock held by Highland Capital Partners VIII Limited Partnership, a Cayman Islands exempted limited partnership (“Highland Capital VIII”), (vi) 77,922 shares of Class B common stock held by Highland Capital Partners VIII-B Limited Partnership, a Cayman Islands exempted limited partnership (“Highland Capital VIII-B”), and (vii) 1,822,497 shares of Class B common stock held by Highland Capital Partners VIII-C Limited Partnership, a Cayman Islands exempted limited partnership (“Highland Capital VIII-C”, and together with Highland Capital VIII and Highland Capital VIII-B, the “Highland VIII Investing Entities”). Highland Management Partners VII Limited Partnership, a Delaware limited partnership (“HMP VII LP”), is the general partner of the Highland VII Investing Entities. Highland Management Partners VII, LLC, a Delaware limited liability company (“HMP VII LLC”), is the general partner of HMP VII LP. Dan Nova, a member of our board of directors, Robert J. Davis, Paul A. Maeder and Corey M. Mulloy, are the managing members of HMP VII LLC. HMP VII LLC, as the general partner of the general partner of the Highland VII Investing Entities, respectively, may be deemed to have beneficial ownership of the shares held by the Highland VII Investing Entities. The managing members have shared power over all investment decisions of HMP VII LLC and therefore may be deemed to share beneficial ownership of the shares held by the Highland VII Investing Entities by virtue of their status as controlling persons of HMP VII LLC. Each managing member of HMP VII LLC disclaims beneficial ownership of the shares held by the Highland VII Investing Entities, except to the extent of each such managing member’s pecuniary interest therein. Each of HMP VII LLC and HMP VII LP disclaims beneficial ownership of the shares held by the Highland VII Investing Entities, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this paragraph is One Broadway, 16th Floor, Cambridge, MA 02142. Highland Management Partners VIII Limited Partnership, a Cayman Islands exempted limited partnership (“HMP VIII LP”), is the general partner of the Highland VIII Investing Entities. Highland Management Partners VIII Limited, a Cayman Islands exempted company (“HMP VIII Ltd”), is the general partner of HMP VIII LP. Dan Nova, a member of our board of directors, Robert J. Davis, Paul A. Maeder and Corey M. Mulloy, are the directors of HMP VIII Ltd. HMP VIII Ltd, as the general partner of the general partner of the Highland VIII Investing Entities, respectively, may be deemed to have beneficial ownership of the shares held by the Highland VIII Investing Entities. The directors of HMP VIII Ltd have shared power over all investment decisions of HMP VIII Ltd and therefore may be deemed to share beneficial ownership of the shares held by the Highland VIII Investing Entities by virtue of their status as controlling persons of HMP VIII Ltd. Each director of HMP VIII Ltd disclaims beneficial ownership of the shares held by the Highland VIII Investing Entities, except to the extent of each such director’s pecuniary interest therein. Each of HMP VIII Ltd and HMP VIII LP disclaims beneficial ownership of the shares held by the Highland VIII Investing Entities, except to the extent of each such entity’s pecuniary interest therein. The principal business address for each of the entities in this footnote is One Broadway, 16th Floor, Cambridge, MA 02142.
(6)Consists of (i) 1,714,141 shares of Class B common stock held of record by Upfront Growth I, L.P. (f/k/a Upfront Opportunity Fund I, L.P.) (“Upfront Growth I”), (ii) 2,571,212 shares of Class B common stock held of record held by Upfront Growth II, L.P. (f/k/a Upfront Opportunity Fund II, L.P.) (“Upfront Growth II”), (iii) 5,535,274 shares of Class B common stock held of record by Upfront IV L.P. (“Upfront IV”) and (iv) 317,500 shares of Class B common stock held of record by Upfront IV Ancillary, L.P. (“Upfront IV Ancillary”, and together with Upfront Growth I, Upfront Growth II and Upfront IV, the “Upfront Entities”). Upfront Growth GP I, LLC is the general partner of Upfront Growth I. Upfront Growth GP II, LLC is the general partner of Upfront Growth II. Upfront GP IV, L.P. is the general partner of Upfront IV. Upfront IV Ancillary GP, LLC is the general partner of Upfront IV Ancillary. The Upfront Entities and their general partners are managed by Upfront Ventures Management, LLC (“Upfront Ventures Management”), which is controlled by Mark Suster and Yves Sisteron. The address for each of the entities in this paragraph is 1314 7th Street, Santa Monica, CA 90401.

(7)Consists of (i) 5,163,308 shares of Class B common stock held of record by Global Private Opportunities Partners II LP (“GPOP II LP”) and (ii) 5,634,697 shares of Class B common stock held of record by Global Private Opportunities Partners II Offshore Holdings LP (“GPOP II Offshore” and together with GPOP II LP, the “GPOP Entities”). GS Investment Strategies, LLC (“GSIS”), a limited liability company incorporated under the laws of Delaware, is the investment manager of the GPOP Entities, and is wholly owned by GSAM Holdings LLC, a limited liability company incorporated under the laws of Delaware, which is wholly owned by The Goldman Sachs Group, Inc., a corporation incorporated under the laws of Delaware. GSIS has voting and investment power over all of the shares held by the GPOP Entities. The address for each of the GPOP Entities is 200 West Street, New York, NY 10282.
(8)Consists of (i) 455,301 shares of Class A common stock and 7,917,253 shares of Class B common stock held by Park West Investors Master Fund, Limited (“PWIMF”) and (ii) 44,699 shares of Class A common stock and 798,736 shares of Class B common stock held by Park West Partners International, Limited (“PWPI”). Park West Asset Management LLC (“PWAM”) is the investment manager to PWIMF and PWPI. Peter S. Park is the sole member and manager of PWAM. The address of each of these entities is 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.
(9)Beneficial ownership information is based on information contained in the Schedule 13G filed with the SEC on April 12, 2021 by Massachusetts Financial Services Company (“MFS”). These securities are beneficially owned by MFS and/or certain other non-reporting entities. Accordingly, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. MFS has sole voting power over 1,882,563 shares and sole dispositive power over 1,892,730 shares. The interest of one entity, the MFS New Discovery Fund (the “Fund”), a series of MFS Series Trust I (which is an investment company registered under the Investment Company Act of 1940), in the Class A common stock amounted to 881,731 shares of Class A common stock consisting of shares beneficially owned by MFS and/or certain other non-reporting entities. MFS and the Fund each has its principal business office at 111 Huntington Avenue, Boston, MA 02199.
(10)Beneficial ownership information is based on information contained in the Schedule 13G filed with the SEC on April 12, 2021 by FMR LLC. FMR LLC has sole voting power over 541,852 shares and sole dispositive power over 1,800,000 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.
(11)Beneficial ownership information is based on information contained in the Schedule 13G filed with the SEC on April 12, 2021 by T. Rowe Price Associates, Inc. (“Price Associates”). Price Associates has sole voting power over 437,270 shares and sole dispositive power over 1,652,201 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser (“T. Rowe Price Funds”), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.
(12)Beneficial ownership information is based on information contained in the Schedule 13G filed with the SEC on May 7, 2021 on behalf of Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Partners Asset Management Inc. (“APAM”) and Artisan Partner Funds, Inc. (“Artisan Funds” and collectively, “Artisan Partners”). Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. These securities have been acquired on behalf of discretionary clients of APLP. Artisan Partners has shared voting power over 1,381,233 shares and shared dispositive power over 1,644,839 shares. APLP holds 1,644,839 shares, including 1,049,014 shares on behalf of Artisan Funds, over which shares Artisan Funds holds shared voting and dispositive power. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. The principal business address of each of APLP, Artisan Investments, Artisan Holdings, APAM and Artisan Funds is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(13)Beneficial ownership information is based on information contained in the Schedule 13G filed with the SEC on April 9, 2021 by Adage Capital Partners, L.P. (“ACP”). Represents 1,100,000 shares held of record by ACP. Adage Capital Partners GP, L.L.C. (“ACPGP”), serves as the general partner of ACP and as such has discretion over the portfolio securities beneficially owned by ACP. Adage Capital Advisors, L.L.C. (“ACA”), is the managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of ACP. The address for such entities and persons is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(14)Consists of (i) 772,784 shares of Class B common stock held of record by James Reinhart, (ii) 2,698,152 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by James Reinhart, (iii) 2,238,667 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended, (iv) 9,091 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa 2017 Irrevocable Trust, (v) 300,000 shares of Class B common stock held of record by James Reinhart and Michele Reinhart as Trustees of The Costanoa 2017 Irrevocable GST Trust, (vi) 42,299 shares of Class B common stock held of record by James Reinhart, as Trustee of the Costanoa 2019 Trust dated October 17, 2019, (vii) 245,000 shares of Class B common stock held of record by James Reinhart, as Trustee of the Costanoa Trust dated August 7, 2020, and (viii) 120,000 shares of Class B common stock held by a trust for the benefit of James Reinhart’s family and of which the trustee is an independent institution. Mr. Reinhart disclaims beneficial ownership of the shares held in the trust identified in (viii).
(15)Consists of (i) 1,035 shares of Class A common stock held of record by Patricia Nakache and (ii) shares held by the entities affiliated with Trinity Ventures identified in footnote 3.
(16)Consists of (i) 259,660 shares of Class B common stock and (ii) 1,267,940 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Anthony Marino.
(17)Consists of 352,203 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Sean Sobers.
(18)Consists of shares held by the entities affiliated with Upfront Ventures identified in footnote 6.
(19)Following Mr. Friedman’s departure from Goldman Sachs Investment Partners, Venture Capital and Growth Equity in October 2019, he was no longer associated with the entities affiliated with Global Private Opportunities Partners. Consists of (i) 690 shares of Class A common stock and (ii) 30,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Ian Friedman.
(20)Consists of (i) 759 shares of Class A common stock held of record by Timothy Haley and (ii) shares held by the entities affiliated with Redpoint Ventures identified in footnote 4.
(21)Consists of (i) 7,142 shares of Class A common stock held of record by Jack Lazar, (ii) 31,958 shares of Class B common stock held of record by Lazar 2012 Living Trust and (iii) 281,994 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Jack Lazar.
(22)Consists of (i) 690 shares of Class A common stock and 382,898 shares of Class B common stock held of record by Norman Matthews, (ii) 47,783 shares of Class B common stock held of record by Norman Matthews, as Trustee of the Family Trust Under The Norman S. Matthews 2017 Annuity Trust No I and (iii) 423,125 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Norman Matthews.
(23)Consists of shares held by the entities affiliated with Highland Capital Partners identified in footnote 5.
(24)Consists of (i) 690 shares of Class A common stock, (ii) 15,979 shares of Class B common stock and (ii) 337,084 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021 by Paula Sutter.
(25)Consists of (i) 72,067 shares of Class A common stock beneficially owned by our current directors and executive officers, (ii) 48,786,370 shares of Class B common stock beneficially owned by our current directors and executive officers and (iii) 5,752,269 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of June 30, 2021.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.0001 par value per share, 120,000,000 shares of Class B common stock, $0.0001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.0001 par value per share.
As of March 31, 2021, there were 13,800,000 outstanding shares of Class A common stock, held by one stockholder of record, and 80,343,694 shares of our Class B common stock outstanding, held by 237 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.
Class A Common Stock and Class B Common Stock
We have authorized Class A common stock and Class B common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share and holders of our Class B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations and other entities exclusively owned by the stockholder or their family members or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.
In the event that our co-founder James Reinhart is terminated or resigns from his position as Chief Executive Officer, or the Founder Departure, each share of Class B common stock held of record by Mr. Reinhart, or by his permitted transferees, shall automatically, without any further action, convert into one share of Class A common stock the day following the Founder Departure.
All outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of the date that is March 30, 2028 or the date the holders of at least 66-2/3% of our Class B common stock elect to convert the Class B common stock to Class A common stock. The purpose of this provision is to ensure that following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A common stock and Class B common stock may not be reissued. See the section titled “Risk Factors—Risks Relating to Our Offering and Ownership of Our Class A Common Stock—The dual-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to our IPO, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may depress the trading price of our Class A common stock” for a description of the risks related to the dual-class structure of our common stock.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock and Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of March 31, 2021, we had outstanding options to purchase an aggregate of 22,067,610 shares of our Class B common stock, with a weighted-average exercise price of $2.04 pursuant to our 2010 Plan, which was adopted in February 2010, most recently amended and restated by our board of directors in March 2019 and most recently amended in February 2021.
Restricted Stock Units
As of March 31, 2021, we had outstanding RSUs representing 96,426 shares of our Class A common stock, issued pursuant to our 2021 Plan.
Warrants
As of March 31, 2021, warrants to purchase an aggregate of 138,209 shares of our Class B common stock, with a weighted-average exercise price of $6.31 per share were outstanding. Such warrants were net exercised for a total of 103,806 shares of Class B common stock subsequent to March 31, 2021.
Registration Rights
Certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the investors’ rights agreement. We, along with certain holders of our common stock, are parties to the investors’ rights agreement. The registration rights set forth in the investors’ rights agreement will expire March 30, 2026 or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the IPO, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. until September 22, 2021, subject to certain terms and conditions. See the sections titled “Shares Eligible for Future Sale” and “Underwriting (Conflicts of Interest)” for more information regarding such restrictions. Further, in connection with this offering, all of our directors, executive officers and selling stockholders, certain of whom have registration rights, agreed not to sell or otherwise dispose of any securities without the prior written consent of at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. for a period of 60 days after the date of this prospectus (provided that for our directors who are not selling any shares in this offering, such period will be 30 days after the date of this prospectus).
Demand Registration Rights on Form S-1
Prior to this offering, the holders of approximately 67,082,225 shares of our Class B common stock are entitled to certain demand registration rights, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. At any time beginning on September 22, 2021, the holders of at least 30% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of not more than 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days after the effectiveness of a registration statement relating to our common stock.
Demand Registration Rights on Form S-3
Prior to this offering, the holders of up to approximately 67,082,225 shares of our Class B common stock are entitled to certain Form S-3 registration rights, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. The holders of at least 10% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of not more than 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days after the effectiveness of a registration statement relating to our common stock.
Piggyback Registration Rights
If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 74,619,565 shares of our Class B common stock, prior to this offering, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which number of shares will be reduced by the number of shares sold by the selling stockholders in this offering. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our employees or a subsidiary pursuant to a stock option, stock purchase or similar plan, (2) a registration relating to a transaction under Rule 145 of the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual-Class Stock.  As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual-class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
•Board of Directors Vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board.  Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock is not able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, our President or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
•Directors Removed Only for Cause.  Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
•Amendment of Charter Provisions.  Any amendment of the above provisions in our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our then outstanding common stock.
•Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Exclusive Forum.  Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the Delaware Forum Provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royal Street, Canton, MA 02021.
Listing
Our Class A common stock is listed on Nasdaq under the symbol “TDUP.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2021, we will have a total of 20,224,369 shares of our Class A common stock and 75,919,325 shares of our Class B common stock outstanding. All of the 6,424,369 shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below. Our outstanding shares of Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
In addition, in connection with the IPO, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock entered into market standoff agreements with us or lock-up agreements with the underwriters, or the IPO lock-up agreements, under which they have agreed, subject to specific exceptions, not to sell any of our stock until September 22, 2021, which period we refer to as the IPO restricted period. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, these restricted securities were or will be available for sale in the public market as follows:
•beginning on March 25, 2021, the 13,800,000 shares of Class A common stock sold in the IPO were immediately available for sale in the public market, except for any shares sold pursuant to our directed share program to existing stockholders subject to market standoff agreements with us or lock-up agreements with the underwriters;
•beginning on May 12, 2021, the first trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements are included in the prospectus relating to our IPO, up to 1,406,971 shares of Class A common stock issuable upon conversion of Class B common stock held by certain Employee Stockholders (as defined below);
•beginning September 22, 2021, or on or about August 27, 2021 in the case of a blackout-related early release described below, which is expected to be triggered, subject to certain exceptions as described below, 77,453,727 additional shares of Class A common stock issuable upon conversion of Class B common stock will become eligible for sale in the public market, of which 48,940,800 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and
•the remainder of the shares of Class A common stock issuable upon conversion of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.
In connection with this offering, all of our executive officers, directors and selling stockholders entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 60 days following the date of this prospectus (provided that for our directors who are not selling any shares in this offering, such period will be 30 days after the date of this prospectus). As a result of these agreements and the provisions of our investor rights’

agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, these restricted securities will be available for sale in the public market beginning 61 days, or 31 days, as applicable, after the date of this prospectus, subject to certain exceptions as described below, 60,912,275 additional shares of Class A common stock issuable upon conversion of Class B common stock will become eligible for sale in the public market, all of which will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-Up Agreements and Market Standoff Provisions
In connection with the IPO, we, our executive officers, directors and holders of substantially all of our Class B common stock and securities convertible into or exchangeable for our Class B common stock, have agreed that, subject to certain exceptions, during the IPO restricted period, we and they will not, without the prior written consent of at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock.
If, however, (i) we have publicly released our earnings results for the quarterly period during which this offering occurred, (ii) at least 120 days have elapsed since the date of the final prospectus relating to the IPO and (iii) the IPO restricted period is scheduled to end during a blackout period under the Company’s insider trading policy, or within five trading days prior to a blackout period, then the IPO restricted period shall end ten trading days prior to the commencement of the blackout period, provided that in the event that ten trading days prior to the commencement of the blackout period is earlier than 120 days after the date of the final prospectus relating to the IPO, the IPO restricted period shall end on the 120th day after the date of the final prospectus relating to the IPO, but only if such 120th day is at least five trading days prior to the commencement of the blackout period. We will announce the date of the any blackout-related early release at least two trading days in advance of any such early release.
Since we have publicly released our earnings results for the quarterly period during which the IPO occurred and the IPO restricted period is scheduled to end during a blackout period, we expect the IPO restricted period to end early pursuant to such blackout-related early release on or about August 27, 2021. We will announce such anticipated black-out related early release as required under the terms of the IPO lock-up agreements.
Notwithstanding the foregoing, under the terms of the IPO lock-up agreements with the underwriters beginning the first trading day immediately following our public release of earnings for the first quarter following the most recent period for which financial statements were included in the prospectus relating to the IPO, up to 1,406,971 shares of Class A common stock issuable upon conversion of Class B common stock, and securities directly or indirectly convertible into or exchangeable or exercisable for our Class B common stock, held by our current and former employees, consultants and contractors (but excluding executive officers, key employees and directors), or the Employee Stockholders, were available for sale in the public market.
Further, notwithstanding the foregoing, and subject to certain conditions, the IPO lock-up restrictions described above do not apply to our executive officers, directors and other holders of substantially all of our outstanding securities with respect to:
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts; provided that the donee or donees thereof agree to be bound in writing by the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily during the IPO restricted period;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to a trust for the direct or indirect benefit of the stockholder or such immediate family member of the stockholder; provided that the trustee of the trust agrees to be bound in writing by the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily during the IPO restricted period;
•transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a trust to a grantor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust; provided that such grantor or beneficiary agrees to be bound in writing by the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily during the IPO restricted period;
•distributions by a legal entity of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, members, stockholders or holders of similar equity interests or to another legal entity or investment fund managed by or affiliated with such legal entity; provided that the transferee or distributee agrees to be bound in writing by the restrictions set forth herein; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily during the IPO restricted period;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock upon death, by will, or intestacy; provided that the transferee agrees to be bound in writing by the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; provided that the transferee agrees to be bound in writing by the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transactions relating to shares of Class A common stock acquired in open market transactions after the completion of this offering; provided that no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily during the IPO restricted period;
•transfers to us in connection with the “net” or “cashless” the exercise or settlement of warrants, stock options, restricted stock units or other equity awards granted under our equity incentive plans described elsewhere in the prospectus relating to the IPO; provided that such the “net” or “cashless” exercise or settlement is effected solely by the surrender of outstanding options, warrants, restricted stock units or other equity awards; and provided further that the underlying shares will continue to be subject to the restrictions on transfer set forth in the IPO lock-up agreement; and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers to us in connection with the repurchase of common stock related to the termination of a stockholder’s employment with us pursuant to contractual agreements with us; provided that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock after the closing of this offering pursuant to a bona fide third-

party tender offer, merger, consolidation or other similar transaction involving a change of control approved by our board of directors and that is made to all holders of our capital stock;, provided that, in the event that such change of control transaction is not completed, the securities owned by a stockholder shall remain subject to the IPO lock-up agreement; and provided further that so long as stockholder’s shares are not transferred, sold or tendered, such shares shall remain subject to the IPO lock-up agreement
•the conversion of outstanding preferred stock into shares of Class B common stock in connection with the closing of the IPO or any reclassification or conversion of Class B common stock into Class A common stock, provided that such shares of common stock received upon conversion remain subject to the terms of the IPO lock-up agreement; and provided further that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; or
•the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the IPO restricted period, except to the extent otherwise allowed pursuant to the clauses above.
At least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc., in their discretion, may release any of the securities subject to these IPO lock-up agreements at any time.
In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock until September 22, 2021, subject to certain exceptions. At least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc. may, at any time, waive these restrictions and these restrictions have been waived in connection with the offer and sale of 2,000,000 shares by us pursuant to this prospectus.
In connection with this offering, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions under the IPO lock-up agreements with respect to the filing by us of the registration statement of which this prospectus forms a part and the offer and sale of up to 4,424,369 shares (or up to 5,388,024 shares including the underwriters’ option to purchase additional shares) that are held by the selling stockholders (including certain of our affiliates and directors). See the section titled “Underwriting (Conflicts of Interest).”
In addition to the selling stockholders, other stockholders subject to lock-up agreements executed by holders under the investors’ rights agreement in connection with the IPO are being given the opportunity to have a portion of the shares subject to such lock-up agreements released from restrictions under such lock-up agreements, provided that such stockholders execute additional lock-up agreements substantially on the same terms as the selling stockholders selling in this offering with respect to their remaining shares.
As a result, up to 651,210 shares (or up to 793,178 shares if the underwriters exercise their option to purchase additional shares in full) may be sold by existing stockholders separately from this offering following completion of this offering.
For the terms related to the lock-up agreements in connection with this offering, see the section titled “Underwriting (Conflicts of Interest).”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and subject to the expiration of the lock-up agreements and market standoff agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 202,244 shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.
Registration Rights
Pursuant to the investors’ rights agreement, the holders of up to 74,619,565 shares of our Class B common stock (including shares issued upon the exercise of warrants held by Western Alliance Bank or its transferees), are entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2010 Plan, our 2021 Plan and our ESPP. Shares covered by this registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a discussion of the material U.S. federal income tax consequences relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local, estate or non-U.S. taxes, alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or U.S. federal taxes other than income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
•banks;
•insurance companies;
•tax-exempt organizations;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•tax-qualified retirement plans;
•tax-exempt organizations;
•controlled foreign corporations;
•passive foreign investment companies;

•owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•certain U.S. expatriates;
•persons who have elected to mark securities to market;
•persons subject to the unearned income Medicare contribution tax;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock; or
•persons that acquire our common stock as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.
Distributions on our Common Stock
We do not currently expect to pay any dividends. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”
Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or
•we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under applicable U.S. Treasury regulations, “withholdable payments” currently include payments of dividends on our common stock. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can currently rely on the proposed Treasury Regulations. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING (CONFLICTS OF INTEREST)
We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,075,953
Morgan Stanley & Co. LLC	1,816,459
Barclays Capital Inc.	973,102
William Blair & Company, L.L.C.	648,735
Wells Fargo Securities, LLC	303,373
KeyBanc Capital Markets Inc.	182,024
Needham & Company, LLC	182,024
Piper Sandler & Co.	182,024
Telsey Advisory Group LLC	60,675
Total	6,424,369
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 963,655 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 963,655 additional shares of our Class A common stock.

Paid by the Company	No Exercise	Full Exercise
Per Share	$1.09125	$—
Total	$2,182,500	$—

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.09125	$1.09125
Total	$4,828,093	$5,879,681
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.65475 per share from the offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
In connection with the IPO, we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have agreed with the underwriters of the IPO that, subject to certain exceptions, we and they will not dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock until September 22, 2021, subject to the early lock-up release terms described in the section titled “Shares Eligible for Future Sale”, except with the prior written consent of at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and possible early lock-up release terms.
In connection with this offering, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. have agreed to release the restrictions under the IPO lock-up agreements with respect to the filing by us of the registration statement of which this prospectus forms a part and the offer and sale of up to 4,424,369 shares (or up to 5,388,024 shares including the underwriters’ option to purchase 963,655 additional shares) that are held by the selling stockholders (including certain of our affiliates and directors) and the offer, issuance and sale of up to 2,000,000 shares by us.
In addition, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., on behalf of the several underwriters in the IPO, have agreed to release the restrictions for other stockholders under the lock-up agreements that were executed by holders under the investors’ rights agreement in connection with the IPO with respect to up to 651,210 shares (or up to 793,178 shares if the underwriters exercise their option to purchase additional shares in full), which may be sold by existing stockholders separately from this offering following completion of this offering, provided that such stockholders execute additional lock-up agreements substantially on the same terms as the selling stockholders selling in this offering with respect to their remaining shares.
We, our executive officers, directors and each of the selling stockholders have agreed, and any existing stockholder released from restrictions under the lock-up agreements that were executed in connection with the IPO, as described above, have agreed, that, subject to certain exceptions, for a period of 60 days from the date of this prospectus (or 30 days from the date of this prospectus in the case of our directors who are not selling any shares in this offering), or the new restricted period, we and they will not, without the prior written consent of at least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock.
Notwithstanding the foregoing, and subject to certain conditions, the lock-up restrictions described above do not apply to our executive officers, directors, the selling stockholders and released existing stockholders with respect to:
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts; provided that the donee or donees thereof agree to be bound in writing by the restrictions on transfer set forth in the lock-up agreement; and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the new restricted period;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to a trust for the direct or indirect benefit of the stockholder or such immediate family member of the stockholder; provided that the trustee of the trust agrees to be bound in writing by the restrictions on transfer set forth in the lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the new restricted period;
•transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a trust to a grantor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust; provided that such grantor or beneficiary agrees to be bound in writing by the restrictions on transfer set forth in the lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the new restricted period;
•distributions by a legal entity of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, general partners, members, stockholders or holders of similar equity interests or to the estates of such equity holders or to another legal entity affiliated with such legal entity or investment fund or other entity controlling, controlled by, managing or managed by or under common control with such legal entity or affiliated with such legal entity; provided that the transferee or distributee agrees to be bound in writing by the restrictions set forth herein; and provided further that any such transfer shall not involve a disposition for value; and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the new restricted period;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock upon death, by will, testamentary document or intestacy; provided that the transferee agrees to be bound in writing by the restrictions on transfer set forth in the lock-up agreement; and provided further that any such transfer shall not involve a disposition for value; and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; provided that the transferee agrees to be bound in writing by the restrictions on transfer set forth in the lock-up agreement; and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transactions relating to shares of Class A common stock acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the new restricted period;
•transfers to us in connection with the “net” or “cashless” exercise or settlement of warrants, stock options, restricted stock units or other equity awards granted under our equity incentive plans described elsewhere in this prospectus; provided that such the “net” or “cashless” exercise or settlement is effected solely by the surrender of outstanding options, warrants, restricted stock units or other equity awards; and provided further that any shares received upon such vesting or exercise will be subject to the restrictions on transfer set forth in the lock-up agreement; and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers to us in connection with the repurchase of common stock related to the termination of a stockholder’s employment with us pursuant to our equity incentive plans or other contractual agreements with us, in each case, as described elsewhere in this prospectus; provided that, if required, any public report or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock after the closing of this offering pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control approved by our board of directors and that is made to all holders of our capital stock; provided that, in the event that such change of control transaction is not completed, the securities owned by a stockholder shall remain subject to the lock-up agreement; and provided further that so long as stockholder’s shares are not transferred, sold or tendered, such shares shall remain subject to the lock-up agreement;
•any reclassification or conversion of shares of common stock, provided that such shares of common stock received upon conversion remain subject to the terms of the lock-up agreement; and provided further that any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;
•shares sold to the underwriters in this offering pursuant to the underwriting agreement;
•as a sale under a trading plan pursuant to Rule 10b5-1 under the Exchange Act (that is existing as of the date hereof and has been disclosed to the representatives of the underwriters; provided that any filing under Section 16(a) of the Exchange Act that occurs after this offering, or any other public filing or disclosure of such transfer by or on behalf of the undersigned, shall clearly indicate in the footnotes thereto that such sales have been executed pursuant to such trading plan; or
•the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the new restricted period, except to the extent otherwise allowed pursuant to the clauses above.
At least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc., in their discretion, may release any of the securities subject to these lock-up agreements at any time.
In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 60 days after the date of this prospectus, subject to certain exceptions. At least two of Goldman Sachs & Co. LLC, Morgan Stanley & Co, LLC and Barclays Capital Inc. may, at any time, waive these restrictions.
Our Class A common stock is listed on Nasdaq under the symbol “TDUP.”
In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $15,000. We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders.
The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
Conflicts of Interest
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Prior to this offering, entities affiliated with Global Private Opportunities Partners, or the GPOP Entities, beneficially own 13.8% of our outstanding shares of common stock as of June 30, 2021. The GPOP Entities are affiliates of Goldman Sachs & Co. LLC, one of the underwriters, although Goldman Sachs & Co. LLC does not, directly or indirectly, have the right to the economic benefits of a significant majority of the shares held by the GPOP Entities. See the section titled “Principal and Selling Stockholders” for additional information.
Further, the GPOP Entities, which are affiliated with Goldman Sachs & Co. LLC, are a selling stockholder in this offering and as such will issue securities in this offering. Consequently, Goldman Sachs & Co. LLC will have a conflict of interest under FINRA Rule 5121. Morgan Stanley & Co. LLC, one of the managing underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role, Morgan Stanley & Co. LLC has participated in the preparation of the registration statement and has exercised the usual standards of “due diligence” in connection with the offering, as required by FINRA Rule 5121. We have agreed to indemnify Morgan Stanley & Co. LLC against certain liabilities incurred in connection with acting as a “qualified independent underwriter,” including liabilities under the Securities Act. Morgan Stanley & Co. LLC will not receive any additional fees for acting as a qualified independent underwriter.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares of common shares, or the Shares, have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any relevant implementing measure in the Relevant Member State.
United Kingdom
Each Underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, has passed upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. The selling stockholders have been represented by Whalen LLP, Newport Beach, California.
EXPERTS
The consolidated financial statements of ThredUp Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.thredup.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ThredUp Inc.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
ThredUp Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ThredUp Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
San Francisco, California
March 3, 2021

ThredUp Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,		Proforma December 31, 2020
	2019	2020
			(unaudited) (note 2)
Assets
Current assets
Cash and cash equivalents	$85,633	$64,485
Accounts receivable, net	2,052	1,823
Inventory, net	3,893	3,519
Other current assets	2,838	5,332
Total current assets	94,416	75,159
Restricted cash and cash equivalents, non-current	1,916	2,690
Operating lease right-of-use assets	—	23,656
Property and equipment, net	26,053	41,131
Other assets	174	275
Total assets	$122,559	$142,911
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$4,863	$9,386
Accrued and other current liabilities	26,219	32,541
Seller payable	9,317	13,724
Operating lease liabilities, current	—	3,643
Current portion of long-term debt	2,740	3,270
Total current liabilities	43,139	62,564
Operating lease liabilities, non-current	—	21,574
Long-term debt	14,544	31,190
Other non-current liabilities	1,212	2,719	$1,913
Total liabilities	58,895	118,047
Commitments and contingencies (Note 11)
Convertible preferred stock:$0.0001 par 68,076,033 and 68,139,958 shares authorized as of December 31, 2019 and 2020, respectively; 65,928,261 and 65,970,938 shares issued and outstanding as of December 31, 2019 and 2020, respectively, liquidation preference $251,175 and $251,239 as of December 31, 2019 and 2020, respectively; shares issued or outstanding, pro forma (unaudited)	246,905	247,041	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 100,000,000 and 110,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 10,647,380 and 12,889,760 shares issued and outstanding as of December 31, 2019 and 2020, respectively; 78,746,092 shares issued or outstanding, pro forma (unaudited)	1	1	8
Additional paid-in capital	20,483	29,989	277,829

Accumulated deficit	(203,725)	(252,167)	(252,167)
Total stockholders’ (deficit) equity	(183,241)	(222,177)	$25,670
Total liabilities, convertible preferred stock and stockholders’ deficit	$122,559	$142,911
The accompanying notes are an integral part of these consolidated financial statements.

ThredUp Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2019	2020
Revenue:
Consignment	$39,415	$97,763	$138,096
Product	90,136	66,049	47,919
Total revenue	129,551	163,812	186,015
Cost of revenue:
Consignment	9,978	22,764	34,184
Product	41,563	28,544	23,683
Total cost of revenue	51,541	51,308	57,867
Gross profit	78,010	112,504	128,148
Operating expenses:
Operations, product and technology	67,896	82,078	101,408
Marketing	27,235	44,980	44,765
Sales, general and administrative	17,135	22,253	28,564
Total operating expenses	112,266	149,311	174,737
Operating loss	(34,256)	(36,807)	(46,589)
Interest expense	(437)	(1,428)	(1,305)
Other income, net	549	74	73
Loss before provision for income taxes	(34,144)	(38,161)	(47,821)
Provision for income taxes	37	36	56
Net loss	$(34,181)	$(38,197)	$(47,877)
Other comprehensive loss, net of tax:
Unrealized gain (loss) on available-for-sale debt securities	(2)	2	—
Total comprehensive loss	$(34,183)	$(38,195)	$(47,877)
Net loss per share attributable to common stockholders, basic and diluted	$(3.41)	$(3.72)	$(4.14)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,027,177	10,265,004	11,565,443
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.62)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			77,510,100
The accompanying notes are an integral part of these consolidated financial statements.

ThredUp Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2017	47,673,808	$128,762	10,054,836	$1	$6,518	$—	$(128,042)	$(121,523)
Exercise of stock options	—	—	165,109	—	126	—	—	126
Stock-based compensation	—	—	—	—	2,319	—	—	2,319
Series E-1 preferred stock issued, net of issuance costs of $67	5,704,601	35,632	—	—	—	—	—	—
Stock buyback from founder	—	—	(1,275,000)	—	—	—	(3,305)	(3,305)
Common stock issued to investors	—	—	1,200,000	—	3,120	—	—	3,120
Unrealized loss on debt securities	—	—	—	—	—	(2)	—	(2)
Net loss	—	—	—	—	—	—	(34,181)	(34,181)
Balance as of December 31, 2018	53,378,409	164,394	10,144,945	1	12,083	(2)	(165,528)	(153,446)
Exercise of stock options	—	—	502,435	—	722	—	—	722
Stock-based compensation	—	—	—	—	7,678	—	—	7,678
Series F preferred stock issued, net of issuance costs of $3,881	12,549,852	82,511	—	—	—	—	—	—
Unrealized gain on debt securities	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(38,197)	(38,197)
Balance as of December 31, 2019	65,928,261	246,905	10,647,380	1	20,483	$—	(203,725)	(183,241)
ASC842 Adoption (eff. January 1, 2020)	—	—	—	—	—	—	(565)	(565)
Exercise of stock options	—	—	2,242,380	—	2,170	—	—	2,170
Stock-based compensation	—	—	—	—	7,336	—	—	7,336
Series C preferred stock - warrant exercise	42,677	136	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(47,877)	(47,877)
Balance as of December 31, 2020	65,970,938	$247,041	12,889,760	$1	$29,989	$—	$(252,167)	$(222,177)
The accompanying notes are an integral part of these consolidated financial statements.

ThredUp Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2018	2019	2020
Cash flows from operating activities
Net loss	$(34,181)	$(38,197)	$(47,877)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,171	4,274	5,581
Stock-based compensation expense	2,319	7,678	7,336
Reduction in the carrying amount of right-of-use assets	—	—	4,034
Other	333	1,077	561
Changes in operating assets and liabilities:
Accounts receivable, net	84	(638)	229
Inventory, net	(153)	2,290	374
Other current and non-current assets	248	(239)	32
Accounts payable	2,068	(741)	3,469
Accrued and other current liabilities	1,992	14,205	5,182
Seller payable	633	315	4,407
Operating lease liabilities	—	—	(3,824)
Other non-current liabilities	(4)	(114)	1,391
Net cash used in operating activities	(22,490)	(10,090)	(19,105)
Cash flows from investing activities
Purchase of marketable securities	(35,090)	—	—
Maturities of marketable securities	27,000	8,250	—
Purchase of property and equipment	(13,926)	(9,504)	(19,424)
Net cash used in investing activities	(22,016)	(1,254)	(19,424)
Cash flows from financing activities
Proceeds from debt issuance, net of issuance costs	6,481	19,750	18,352
Repayment of debt	(3,084)	(11,801)	(1,190)
Proceeds from exercise of common stock options	126	722	2,170
Payment of deferred offering costs	—	—	(1,117)
Proceeds from issuance of convertible preferred stock, net of issuance costs	35,632	82,511	—
Proceeds from issuance of common stock	3,120	—	—
Repurchase of common stock	(3,305)	—	—
Net cash provided by financing activities	38,970	91,182	18,215
Net increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	(5,536)	79,838	(20,314)
Cash, cash equivalents and restricted cash and cash equivalents
Beginning of period	13,551	8,015	87,853
End of period	$8,015	$87,853	$67,539
Supplemental disclosures of cash flow information
Cash paid for income taxes	$21	$27	$45
Cash paid for interest	$384	$1,207	$1,450
Supplemental disclosures of non-cash investing and financing activities

Purchases of property and equipment included in accounts payable and accrued liabilities	$225	$587	$1,555
Right-of-use assets obtained in exchange for operating lease liabilities with lease modification	$—	$—	$9,142
Deferred offering costs included in accounts payable and accrued liabilities	$—	$—	$1,489
Increase in long-lived assets resulting from capitalizing asset retirement costs	$—	$—	$268
Leasehold improvements acquired in exchange for operating lease liabilities	$—	$—	$126
Cashless exercise of series C preferred stock warrant	$—	$—	$136
The accompanying notes are an integral part of these consolidated financial statements.

ThredUp Inc.
Notes to Consolidated Financial Statements
1.Organization and Description of Business
ThredUp Inc. (ThredUp or the Company) was formed as a corporation in the State of Delaware in January 2009. ThredUp is a large resale platform that allows consumers to buy and sell secondhand women’s and kid’s apparel, shoes and accessories. The Company conducts its marketing and administrative functions from Oakland, California and Scottsdale, Arizona and operates its fulfillment centers in Pennsylvania, Illinois, Georgia, and Arizona. The Company closed its remaining retail stores located in California in fiscal year 2020.
2.Significant Accounting Policies
Basis of Presentation and Use of Estimates
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany account balances and transactions have been eliminated upon consolidation. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and the related disclosures. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of property and equipment, allowance for sales returns, allowance for bad debts, breakage on loyalty points and rewards, valuation of inventory, warrants, stock-based compensation, valuation of right-of-use assets and income taxes.
Segments
The Company has one operating segment and one reportable segment as its chief operating decision maker, who is its Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States and substantially all revenue is attributed to sellers and buyers based in the United States.
Net Loss Per Share Attributable to Common Stockholders
The Company follows the two-class method when computing net loss per common share when shares issued meet the definition of participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.
For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders
In contemplation of an initial public offering (“IPO”), the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the conversion of the convertible preferred stock into shares of common stock. In addition, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove the gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability as the convertible preferred stock warrant will be converted to a common

ThredUp Inc.
Notes to Consolidated Financial Statements
stock warrant and the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon the completion of an IPO. Additionally, as described in “Stock‑Based Compensation” below, the Company has granted stock options (“IPO Options”) to certain employees and officers that vest upon the satisfaction of both a service‑based vesting condition and a IPO‑related performance vesting condition. Upon completion of the IPO, the Company will recognize stock‑based compensation expense related to the vesting of these options using the accelerated attribution model, with a cumulative catch-up as of the IPO effectiveness date. The unaudited pro forma net loss per share attributable to common stockholders information does not give effect to any stock‑based compensation expense related to such IPO Options.
Unaudited Pro Forma Balance Sheet
The unaudited pro forma balance sheet information as of December 31, 2020 is presented as though all of the Company’s outstanding shares of convertible preferred stock have been converted into shares of common stock upon the completion of the IPO. In addition, the pro forma balance sheet information assumes the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon completion of the IPO, as the warrants to purchase convertible preferred stock automatically convert into common stock warrants. The unaudited pro forma balance sheet information does not assume any proceeds from the IPO. Additionally, the unaudited pro forma balance sheet information at December 31, 2020 does not give effect to any stock‑based compensation expense related to the IPO Options.
Comprehensive Loss
As of December 31, 2018, the Company had $2,000 in other comprehensive losses related to unrealized losses on debt securities classified as available-for-sale. The debt securities matured during 2019 and therefore $2,000 was reclassified as a realized gain/loss to the consolidated statements of operations and comprehensive loss. There were no unrealized gains or losses for the year ended December 31, 2020.
Cash, Cash Equivalents, and Restricted Cash and Cash Equivalents
The Company classifies all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents. Cash and cash equivalents are comprised of bank deposits and money market funds.
Restricted cash and cash equivalents primarily consists of letters of credit with financial institutions held as collateral for its facility leases. Restricted cash and cash equivalents is classified noncurrent if the Company expects that the cash will remain restricted for a period greater than one-year. Current restricted cash and cash equivalents is included in other current assets on the consolidated balance sheet.
The following table provides a reconciliation of cash and cash equivalents and restricted cash and cash equivalents reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows (in thousands):

	Year ended December 31,
	2018	2019	2020
Cash and cash equivalents	$6,648	$85,633	$64,485
Restricted cash, current	—	304	364
Restricted cash and cash equivalents, non-current	1,367	1,916	2,690
Total cash, cash equivalents and restricted cash and cash equivalents shown in the consolidated statements of cash flows	$8,015	$87,853	$67,539

ThredUp Inc.
Notes to Consolidated Financial Statements
Marketable Securities
The Company’s marketable securities, consisting of short-term debt securities, are classified as available-for-sale and are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of accumulated other comprehensive gain (loss) until realized. The short-term debt securities have maturities greater than 3 months, but less than 12 months from the date of acquisition. The short-term debt securities are reviewed periodically to identify possible other-than-temporary impairments. Realized gains or losses and other-than-temporary impairments, if any, on available-for-sale securities are reported in other income, net as incurred. No impairment loss has been recorded on the securities as the Company believes that any decrease in fair value of these securities is temporary and expects to recover up to, or beyond, the initial cost of investment for these securities. As of December 31, 2019 and 2020, the Company did not have any investments in marketable securities.
Concentrations of Credit Risks
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, such amounts may exceed federally insured limits. The Company reduces credit risk by placing its cash with major credit-worthy financial institutions within the United States. The Company’s money market investment account (recognized as cash and cash equivalents) is with what the Company believes to be a high-quality issuer. The Company has never experienced any losses related to these balances.
As of December 31, 2019 and 2020, there were no customers that represented 10% or more of the Company’s accounts receivable balance. There were no customers that individually exceeded 10% of the Company’s revenue for the years ended December 31, 2018, 2019 and 2020.
Accounts Receivable, Net
Accounts receivable consists of amounts due from payment processors and trade customers that do not bear interest. The Company records an allowance for doubtful accounts for estimated losses inherent in its trade accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted for current market conditions, the financial condition of the customer, the amount of receivables in dispute, and the current receivables aging and payment patterns. The Company does not have any off-balance sheet credit exposure related to its customers. The allowance for doubtful accounts was immaterial as of December 31, 2019 and 2020.
Inventory, Net
Inventories, consisting of merchandise that the Company has purchased and holds title, are accounted for using the specific identification method, and are valued at the lower of cost and net realizable value. The cost of inventory is equal to the cost of the merchandise paid to the seller and related inbound shipping costs. Inventory valuation requires the Company to make judgments based on currently available information about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. The Company records an inventory write-down based on the age of the inventory and historical experience of expected sell-through.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets.

ThredUp Inc.
Notes to Consolidated Financial Statements
The estimated useful lives of the Company’s property and equipment are as follows:

Machinery and equipment	4-10 years
Internal-use software	1-3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Computers and software	3 years
Furniture and fixtures	5 years
Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.
When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.
Internal-Use Software
The Company capitalizes qualifying proprietary software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and placed in service for its intended use. Capitalization ceases when the software is substantially complete and ready for its intended use including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If such assets are considered to be impaired, the impairment to be recognized is equal to the excess of the fair value over the carrying amount of the impaired assets. There were no impairments of long-lived assets for the years ended December 31, 2019 and 2020.
Asset Retirement Obligations
The Company records asset retirement obligations (AROs) for the estimated cost of restoring its automated warehouse facilities to the specific condition required per the terms of its lease agreement, upon termination of the lease. AROs represent the present value of the expected costs and timing of the related obligations incurred. The ARO assets and liabilities are recorded in property and equipment within the machinery and equipment line item and other non-current liabilities in the consolidated balance sheets. The Company records accretion expense, which represents the increase in the ARO, over the remaining estimated duration of the lease including renewal periods that are included in the lease life. Accretion expense is recorded in operations, product and technology expense in the consolidated statement of operations using accretion rates based on credit adjusted risk-free interest rates.
Convertible Preferred Stock Warrant Liability
The Company issued convertible preferred stock warrants in conjunction with the issuance of long-term debt. Such warrants are recorded within other non-current liabilities on the consolidated balance sheet at their estimated fair value primarily because the shares underlying the warrants contain contingent redemption features outside the control of the Company. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is included in other income, net. The Company will continue to remeasure these warrants until the earlier of the expiration or exercise

ThredUp Inc.
Notes to Consolidated Financial Statements
of the convertible preferred stock warrants. In connection with an IPO, the outstanding convertible preferred stock warrants will automatically convert to common stock warrants.
Leases
Effective January 1, 2020, the Company adopted Accounting Standard Codification Topic 842, Leases (“ASC 842”), using the optional transition method and applied the standard only to leases that existed at that date. Under the optional transition method, the Company does not need to restate the comparative periods in transition and will continue to present financial information and disclosures for periods before January 1, 2020 in accordance with ASC 840. The Company has elected the package of practical expedients allowed under ASC 842, which permits the Company to account for its existing operating leases as operating leases under the new guidance, without reassessing the Company’s prior conclusions about lease identification, lease classification and initial direct cost. As a result of the adoption of the new lease accounting guidance, on January 1, 2020, the Company recognized a cumulative-effect adjustment to beginning accumulated deficit of $0.6 million, a right-of-use (“ROU”) asset of $18.5 million, a lease liability of $19.8 million and derecognized the deferred rent liability of $0.7 million. A cumulative-effect adjustment to beginning accumulated deficit was required due to the election of the hindsight practical expedient which adjusted the terms of various lease arrangements.
Under ASC 842, the Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Lessees are required to classify leases as either finance or operating leases and to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date and thereafter if modified. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.
As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its existing credit arrangements, term of the lease, total lease payments and adjust for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term.
The Company has elected to not separate lease and non-lease components for real estate leases and, as a result, accounts for lease and non-lease components as one component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less. For these assets, lease payments are recognized on a straight-line basis over the lease term and variable payments in the period in which the obligation is incurred.
Seller Payable
Seller payable includes amounts owed to sellers upon the purchase of sellers’ goods by the Company or by buyers. Amounts are initially provided as a credit to sellers. These credits may be applied towards purchases from the Company, converted to third-party retailer or thredUP gift cards or redeemed for cash.

ThredUp Inc.
Notes to Consolidated Financial Statements
Gift Cards and Site Credits
As of 2018, the Company sells thredUP gift cards in retail stores, and beginning in late 2019, on its e-commerce website. Additionally, seller credits and site credits can be converted to thredUP gift cards. thredUP gift cards do not expire or lose value over periods of inactivity. The Company accounts for gift cards by recognizing a gift card liability at the time a gift card is delivered to the customer. As of December 31, 2019 and 2020, $4.1 million and $6.2 million of gift card liability, respectively, was included in accrued and other current liabilities on the consolidated balance sheets. Revenue from gift cards is generally recognized when the gift cards are redeemed by the customer and amounted to $0.1 million and $0.6 million in the years ended December 31, 2019 and 2020, respectively.
The Company issues site credits for various reasons. Site credits can be applied towards future charges but cannot be converted into cash. Site credits, like seller credits may also be converted to thredUP gift cards after one year at the discretion of the Company. These credits are recognized as revenue when used, converted, or expired. As of December 31, 2019 and 2020, $4.1 million and $3.2 million, respectively, of such customer site credits were included in accrued and other current liabilities on the consolidated balance sheets.
Breakage on gift cards and site credits is immaterial for the years ended December 31, 2018, 2019 and 2020.
Deferred Offering Costs
Deferred offering costs, consisting of legal, accounting and filing fees relating to an IPO, are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. There were no deferred offering costs capitalized as of December 31, 2019. The Company capitalized $2.6 million of deferred offering costs as of December 31, 2020 which is included in other current assets on the consolidated balance sheets.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income on the years in which those temporary differences are expected to be recovered and settled.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.
Revenue Recognition
Revenue is recognized in accordance with Accounting Standards Topic 606 (ASC 606). Under ASC 606, revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive for those goods and services. The Company generates the majority of its revenue from its marketplace, which allows its buyers to browse and purchase resale items for women’s and kids’ apparel, shoes and accessories. The Company also sells items in its retail stores, through its third-party retail partners and in goody boxes offered through its marketplace. A goody box is a collection of items selected by a thredUP stylist from which the customer can choose to purchase or return. The Company recognizes revenue through the following steps: (1)

ThredUp Inc.
Notes to Consolidated Financial Statements
identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, it satisfies a performance obligation.
Both buyers and sellers may be customers in the Company’s revenue arrangements. Sellers are the primary customer in a consignment arrangement while the buyer is the primary customer in sale of Company-owned inventory, referred to as product sales. A contract with a customer exists in both cases when the end-customer purchases the goods obligating the Company to deliver the identified performance obligation(s). Generally, the Company requires authorization from a credit card or other payment method (such as PayPal), or verification of receipt of payment, before the products are shipped to buyers. The Company generally receives payments from buyers before payments to the sellers are due.
Consignment Revenue
The Company generates consignment revenue from the sale of secondhand women’s and kids’ apparel, shoes and accessories on behalf of sellers. The Company retains a percentage of the proceeds received as payment for its consignment service. The Company reports consignment revenue on a net basis as an agent and not the gross amount collected from the buyer. Title to the consigned goods remain with the consignor until transferred to the buyer, which occurs subsequent to purchase of the consigned goods and upon expiration of the allotted return period. The Company does not take title of consigned goods at any time except in certain cases where the consignment window expires or returned goods become Company-owned inventory.
Consignment revenue is recognized upon purchase of the consigned good by the buyer as its performance obligation of providing consignment services to the consignor is satisfied at that point. Consignment revenue is recognized net of seller payouts, discounts, incentives and returns. Sales tax assessed by governmental authorities is excluded from revenue.
Product Revenue
The Company recognizes product revenue on a gross basis as the Company acts as the principal in the transaction. Online sales and sales to third-party retail partners are recognized upon shipment of the purchased good to the buyer. Sales at retail stores are recognized upon checkout and sales of accepted items from goody boxes are recognized upon acceptance, which generally occurs at the same time as payment. Product revenue is recognized net of discounts, incentives and returns. Sales tax assessed by governmental authorities is excluded from revenue.
Shipping Fees
The Company charges shipping fees to buyers, which are included in revenue. All outbound shipping costs are accounted for in cost of revenue at the time revenue is recognized.
Returns
The Company generally has a 14-day return period which may change from time to time and recognizes a returns reserve, based on historical experience, which is recorded in accrued and other current liabilities on the consolidated balance sheet.
Incentives
Incentives include website discounts and customer credits issued to sellers and buyers. Incentives are treated as a reduction of product revenue and consignment revenue.

ThredUp Inc.
Notes to Consolidated Financial Statements
Deferred Revenue
Deferred revenue consists primarily of cash collections for product items purchased, but not shipped, and revenue allocated to unredeemed loyalty points. Cash collections for items purchased, but not shipped, are recognized as revenue upon shipment. As of December 31, 2019 and 2020, the Company had $1.2 million and $0.9 million, respectively, in deferred revenue for items not shipped, which were recognized shortly after the period end, and are included in accrued and other current liabilities on the consolidated balance sheets.
In August 2019, the Company launched a customer loyalty program that provides customers with rewards that can be applied to future purchases or other incentives. Loyalty points and rewards are accounted for as separate performance obligations and accrued as deferred revenue in the amount of the transaction price allocated to the points and rewards. The allocated transaction price is based on the estimated fair value per point, net of breakage. Breakage is estimated based on the Company’s historical redemption rates. Revenue is recognized when the loyalty rewards are redeemed or expire. As of December 31, 2019 and 2020, the Company had a liability of $0.6 million and $4.1 million, respectively, related to the loyalty program which is included in deferred revenue in the consolidated balance sheets. The Company recognized $0.1 million and $6.6 million of revenue related to loyalty points in the 2019 and 2020 periods, respectively. Revenue allocated to loyalty points is expected to be recognized within one year as loyalty points expire 12 months after issuance.
Cost of Revenue
Cost of consignment revenue consists of outbound shipping, outbound labor and packaging costs. Cost of product revenue consists of the inventory cost, inbound shipping related to the sold merchandise, outbound shipping, outbound labor, packaging costs, and inventory write-downs.
Operations, Product and Technology
Operations, product and technology expenses consist primarily of distribution center operating costs and product and technology expenses. Distribution center operating costs include personnel costs, distribution center rent, maintenance and equipment depreciation as well as inbound shipping costs, other than those capitalized in inventory. Product and technology costs include personnel costs for the design and development of product and the related technology that is used to operate the distribution centers, merchandise science, website development and related expenses for these departments. Operations, product and technology expenses also include an allocation of corporate facilities and information technology costs including equipment, depreciation and rent. Research and development costs related to our technology were approximately $13.1 million, $19.0 million, and $20.7 million during the years ended December 31, 2018, 2019 and 2020 respectively.
Marketing
Marketing costs consist primarily of advertising, public relations expenditures, and personnel costs for employees engaged in marketing. Marketing costs also include an allocation of corporate facilities and information technology costs including equipment, depreciation and rent.
Advertising and other promotional costs included in the marketing line item on the consolidated statement of operations are expensed as incurred and were approximately $23.0 million, $39.2 million, and $38.4 million for the years ended December 31, 2018, 2019 and 2020 respectively.
Sales, General and Administrative
Sales, general and administrative expenses consist of personnel costs for employees involved in general corporate functions, including accounting, finance, tax, legal, and people services; customer service; and retail stores. Sales, general and administrative also includes payment processing fees,

ThredUp Inc.
Notes to Consolidated Financial Statements
professional fees and allocation of corporate facilities and information technology costs such as equipment, depreciation and rent.
Stock-Based Compensation
Effective January 1, 2020, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The adoption of this standard did not have material impact on the results of operations. After adoption, stock-based compensation cost for all employee, non-employee consultant and director share-based awards are measured at fair value on the grant date using the Black-Scholes option pricing model and recognized as expense over the requisite service period or over the period in which the related services are received (generally the vesting period), using the straight-line method. The Company accounts for forfeitures as they occur. The determination of fair value for share-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding subjective variables.
The Company has granted stock options to certain employees and officers which vest upon the satisfaction of both a service‑based vesting condition and a IPO‑related performance condition. The liquidity event‑related performance condition is viewed as a performance‑based criterion for which the achievement of such liquidity event is not deemed probable for accounting purposes until the event occurs. The Company will recognize stock‑based compensation expense using the accelerated attribution method in the quarter in which such event occurs.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its results of operations.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its results of operations.
3.Fair Value Measurements
Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). At December 31, 2019 and 2020, the carrying amount of accounts receivable, other current assets, other assets, accounts payable, seller payable and accrued and other current liabilities approximated their estimated fair value due to their relatively short maturities. Management believes the terms of its long-term debt reflect current market conditions for an instrument with similar terms and maturity, therefore the carrying value of the Company’s debt approximated its fair value.
Assets and liabilities recorded at fair value on a recurring basis on the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or

ThredUp Inc.
Notes to Consolidated Financial Statements
liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following tables provide the financial instruments measured at fair value for each of the respective periods (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$75,693	$—	$—	$75,693
Total cash equivalents	$75,693	$—	$—	$75,693
Liabilities
Convertible preferred stock warrant liability	$—	$—	$548	$548
Total liabilities	$—	$—	$548	$548

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$43,460	$—	$—	$43,460
Total cash equivalents	$43,460	$—	$—	$43,460
Liabilities
Convertible preferred stock warrant liability	$—	$—	$805	$805
Total liabilities	$—	$—	$805	$805
The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices. There were no transfers into or out of Level 3 of the fair value hierarchy during the periods presented.
As of December 31, 2019 and 2020 the amortized cost of the Company’s financial assets and liabilities approximate their estimated fair values. As such, there are no unrealized gains or losses related to the Company’s financial assets and liabilities.
As of December 31, 2019 and 2020, there were no marketable securities. For the years ended December 31, 2018, 2019 and 2020 the Company recognized no material realized gains or losses on marketable securities.

ThredUp Inc.
Notes to Consolidated Financial Statements
The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value (in thousands):

Convertible Preferred Stock Warrant Liability
Balance as of December 31, 2018	$295
Issuance of series E-1 preferred stock warrants	247
Changes in estimated fair value	6
Balance as of December 31, 2019	548
Changes in estimated fair value	201
Incremental fair value due to the modification of the series E-1 preferred stock warrant	10
Issuance of series F preferred stock warrant	34
Issuance of series E-1 preferred stock warrant	148
Exercise of series C preferred stock warrant	(136)
Balance as of December 31, 2020	$805
The key assumptions used in the Black-Scholes option-pricing model for the valuation of the convertible preferred stock warrant liabilities upon remeasurement were as follows:

	Year Ended December 31,
	2019	2020
Expected remaining term (in years)	0.6 – 9.1	4.1-9.4
Expected volatility	47.6% – 60.2%	47.9%-52.4%
Average risk-free rate	1.60% – 1.89%	0.27%-0.88%
Dividend yield	0%	0%
Refer to Note 7, Long-term Debt and Convertible Preferred Stock Warrants, for more details on preferred stock warrants.
4.Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):

	December 31,
	2019	2020
Machinery and equipment	$24,021	$35,254
Internal-use software	3,442	4,764
Leasehold improvements	2,184	4,459
Computers and software	2,031	3,677
Furniture and fixtures	267	519
Construction in progress	3,852	6,548
	35,797	55,221
Less: accumulated depreciation and amortization	(9,744)	(14,090)
Property and equipment, net	$26,053	$41,131
For the years ended December 31, 2019 and 2020, the Company capitalized $0.7 million and $1.4 million of costs associated with internal-use software, respectively. For the years ended December 31, 2019 and 2020 the Company capitalized zero and $0.4 million, respectively, out of $1.4 million and

ThredUp Inc.
Notes to Consolidated Financial Statements
$1.7 million total interest costs incurred for each respective period. Depreciation and amortization expense of property and equipment was $4.3 million and $5.6 million in 2019 and 2020, respectively.
5.Other Assets and Liabilities
Other current assets consist of the following (in thousands):

	December 31,
	2019	2020
Deferred offering costs	$—	$2,606
Non-trade receivables	830	872
Prepaid software expense	436	482
Restricted cash, current	304	364
Prepaid rent	67	30
Other prepaid expenses	1,201	978
	$2,838	$5,332
Accrued and other current liabilities consist of the following (in thousands):

	2019	2020
Gift card and site credit liabilities	$8,244	$9,362
Deferred revenue	1,862	5,094
Accrued taxes	4,012	4,594
Accrued compensation	2,955	3,443
Accrued vendor liabilities	2,784	3,407
Allowance for returns	3,094	3,389
Accrued marketing	1,891	1,648
Deferred rent	263	—
Accrued other	1,114	1,604
	$26,219	$32,541
6.Lease Agreements
The Company leases certain office space and distribution centers with lease terms ranging from 12 to 146 months. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional 12 to 120 months. For certain leases, these optional periods have been considered in the determination of the right-of-use assets and lease liabilities associated with these leases as the Company has determined it is reasonably certain it will exercise the renewal options.

ThredUp Inc.
Notes to Consolidated Financial Statements
Future minimum lease payments for operating leases as of December 31, 2019, prior to our adoption of the new leases standard, were as follows (in thousands):

Operating Leases
2020	$4,695
2021	4,274
2022	3,811
2023	3,782
2024	3,413
Thereafter	3,678
Total future minimum payments	$23,653
Rent expense for operating leases (as defined by prior guidance) totaled $4.2 million and $4.4 million for the years ended December 31, 2018 and 2019, respectively. The current portion of deferred rent of $0.3 million is included in accrued and other current liabilities as of December 31, 2019. Security deposits and letters of credits used to secure the leases were $0.2 million and $2.2 million, respectively, as of December 31, 2019 and $0.3 million and $3.1 million, respectively, as of December 31, 2020.
Maturities of operating lease liabilities (under current guidance) were as follows as of December 31, 2020 (in thousands):

December 31
2021	$5,168
2022	4,519
2023	4,508
2024	4,156
2025	2,760
Thereafter	12,292
Total lease payments	33,403
Less: imputed interest	8,186
Total lease liabilities	25,217
Less: current lease liabilities	3,643
Total non-current lease liabilities	$21,574

The components of lease cost were as follows (in thousands):

December 31, 2020
Operating Lease Cost
Fixed Cost	$5,568
Short-Term Lease Cost	58
Variable Lease Cost(1)	1,197
Total Operating Lease Cost(2)	$6,823
________________
(1)Under the terms of the lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. Variable lease payments include non-lease components such as common area maintenance fees.
(2)The majority of lease costs are reflected in the Consolidated Statement of Operations within Operations, product and technology and Sales, general and administrative expense.

ThredUp Inc.
Notes to Consolidated Financial Statements
Other information related to leases was as follows (in thousands):

December 31, 2020
Supplemental Cash Flows Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,365

The following table represents the weighted-average remaining lease term and discount rate for the period:

December 31, 2020
Operating Leases
Weighted average remaining lease term (years)	7.8
Weighted average discount rate	6.7%

7.Long-term Debt and Convertible Preferred Stock Warrants
In February 2019, the Company entered into a loan and security agreement (“Term Loan”) with Western Alliance Bank (“Bank”) for an aggregate amount up to $40.0 million to refinance its Loan and Security Agreement with Silicon Valley Bank (“SVB”). The Company borrowed $20.0 million (“Tranche A”) in February 2019, which had a maturity date of February 7, 2024. The Company used $8.8 million of the proceeds to settle its prior term loan with SVB. The Company incurred loan origination fees and debt issuance costs of $0.3 million and recognized $0.4 million in extinguishment loss on the SVB loan. As of December 31, 2019, total principal outstanding under the Term Loan was $17.6 million.
In May 2020, the Company amended the loan and security agreement (the “Amendment”) with the Bank. Under the amendment the Company is eligible to borrow up to an aggregate of $30.0 million. The new Term Loan maturity date is May 29, 2024 and the interest rate is the greater of either the Wall Street Journal Prime Rate + 1.50% or 5.75% per annum. All tranches are payable in equal monthly installments of principal plus accrued interest over 34 months beginning July 10, 2021, with monthly payment calculated based on a 60-month period for the first 34 months, with a balloon payment made on the maturity date. The Company received $3.6 million in May 2020 for the difference between the $20.0 million related to Tranche A and the principal owed at the modification date. The Company drew an additional $5.0 million in June 2020 and another $5.0 million in July 2020 both related to Tranche B of the Term Loan.
Upon final payment, the Company is required to pay a success fee equal to 1% of the principal amount of all tranches drawn as of such date. The Term Loan can be prepaid without penalty or premium at any time. The Term Loan contains certain covenants, which, if not met, allows the Bank to call all outstanding borrowings plus accrued interest. The covenants include minimum cash and liquidity thresholds, quarterly minimum net revenue and revenue growth thresholds, and a debt service requirement specified by the Term Loan. The Bank has secured the loan through its first ranking lien on all corporate assets, with a negative pledge on intellectual property.
In November 2020, the Company further amended the loan and security agreement (the “Second Amendment”) with the Bank and received credit approval to borrow an additional $10.0 million (“Tranche C”), or up to $40.0 million eligible borrowings in aggregate. The Company borrowed an additional

ThredUp Inc.
Notes to Consolidated Financial Statements
$5.0 million in November 2020 for an aggregate outstanding principal of $35.0 million as of November 30, 2020.
In December 2020, the Company further amended the loan and security agreement (the “Third Amendment”) with the Bank. As part of the Third Amendment, the covenants were revised to amend the minimum cash and liquidity requirements, further extend the timing of debt service requirements, amend the specific net revenue targets and revenue growth requirements, and add a capital raising milestone requiring the Company to raise at least $50.0 million in equity or convertible debt by March 31, 2022. Additionally, the success fee was amended to provide that the fee is payable upon the earlier of payoff of the loan, maturity of the loan or the Company’s IPO.
As of December 31, 2020, the nominal interest rate was 5.75% and the effective interest rate was 6.86%. The Company is in compliance with the covenants through December 31, 2020.
The maturities of the loan agreement as of December 31, 2020 are as follows (in thousands):

Amount
2021	$3,500
2022	7,000
2023	7,000
2024	17,500
Thereafter	—
Total future principal and success fee payments	35,000
Less: unamortized debt discount and success fee	540
Less: current portion of long-term debt	3,270
Noncurrent portion of long-term debt	$31,190
Warrants Issued with Loan and Security Agreement
Upon issuance of a loan and security agreement advance with SVB in 2013, the Company issued a warrant for 80,294 shares of Series C convertible preferred stock to the holder that were set to expire on July 31, 2020. In July 2020, the Company modified the terms of the warrant to extend the expiration date to August 31, 2020. In August 2020, the Company issued 42,677 shares of Series C convertible preferred stock to the holder of the warrant through a cashless net exercise.
In 2015, the Company issued additional warrants for 26,764 shares of Series D convertible preferred stock to SVB that expire in 2025.
In February 2019, the Company issued a warrant to the Bank to purchase Series E-1 convertible preferred stock with the exercise term of 10 years from the issuance date. The number of shares is calculated by dividing (i) 2% of the amount drawn under the Term Loan, up to $800,000, by (ii) the applicable exercise price at the time the warrant is exercised. The exercise price at the exercise date is determined as the lower of (i) $6.2581 and (ii) the purchase price in the next series of preferred stock financing held after the warrant issuance date.
In connection with the $3.6 million advance in May 2020, the Company issued a warrant for Series F preferred stock in the amount of 10,376 shares or (i) two percent of the additional advance amount drawn under the Term A Loans, divided by (ii) the applicable exercise price at the time the warrant is exercised. Additionally, the Series E-1 warrant agreement, entered into on February 7, 2019, was amended to extend the expiration date to May 29, 2030. In connection with each of the $5.0 million draws in June, July, and November 2020 the Company increased the number of shares under the Series E-1 warrant by 15,979 shares or (i) two percent of the additional advance amount drawn under the Term Loan, divided by (ii) the applicable exercise price at the time the warrant is exercised. As of December 31, 2020, the warrant included 111,854 shares of Series E-1 convertible preferred stock.

ThredUp Inc.
Notes to Consolidated Financial Statements
The Company concluded that the warrants represent freestanding financial instruments within the scope of ASC 480 and recognized them as a liability at fair value. The warrant liability is remeasured at the end of each reporting period with changes in fair value recognized in the consolidated statement of operations. The warrant liability of $0.5 million and $0.8 million was included in other non-current liabilities in the consolidated balance sheet at December 31, 2019 and 2020, respectively.
8.Convertible Preferred Stock
In June 2019, the Company entered into a Series F Preferred Stock Purchase Agreement. Under the terms of the agreement the Company issued 7,844,390 shares of its Series F convertible preferred stock with a purchase price of $6.8839 per share (“Initial Closing”). From July through September 2019, the Company issued 4,705,462 shares in subsequent closings with the same terms and conditions as the Initial Closing. The Company incurred aggregate issuance costs of $3.9 million. Subsequent to the Series F financing, certain Series F investors were obligated to launch a tender offer to purchase a maximum of $10.0 million of shares of common stock held by existing stockholders at $6.8839 per share (“Series F price” and “Tender Offer”).
In September 2019, the Series F investors and other investors (“Tender Offer Investors”) made a Tender Offer to the Company’s employees to purchase up to 1,125,813 shares of common stock at Series F price. In October 2019, the Tender Offer Investors purchased 1,125,813 shares of common stock from 123 eligible holders for total gross proceeds of $7.7 million. See more details in Note 10.
The Company’s preferred stock authorized, issued and outstanding, the aggregate liquidation preferences, including dividends that would be due if and when declared by the board of directors are as follows (in thousands, except share):

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	1,051,540	1,051,540	$245	$245
Series A-1	5,475,700	5,475,700	1,452	1,473
Series B	7,511,886	7,511,886	6,879	6,950
Series C	9,725,945	9,645,651	14,390	14,415
Series D	11,072,579	11,045,815	24,929	25,000
Series E	12,943,216	12,943,216	80,866	81,000
Series E-1	5,768,518	5,704,601	35,633	35,700
Series F	14,526,649	12,549,852	82,511	86,392
Total	68,076,033	65,928,261	$246,905	$251,175

ThredUp Inc.
Notes to Consolidated Financial Statements

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	1,051,540	1,051,540	$245	$245
Series A-1	5,475,700	5,475,700	1,452	1,473
Series B	7,511,886	7,511,886	6,879	6,950
Series C	9,725,945	9,688,328	14,526	14,479
Series D	11,072,579	11,045,815	24,929	25,000
Series E	12,943,216	12,943,216	80,866	81,000
Series E-1	5,832,443	5,704,601	35,633	35,700
Series F	14,526,649	12,549,852	82,511	86,392
Total	68,139,958	65,970,938	$247,041	$251,239
Voting
The holder of any shares of convertible preferred stock has the right to one vote for each share of common stock into which such share of convertible preferred stock could then be converted and were entitled to vote together with the holders of the common stock.
Dividends
Holders of shares for each class of convertible preferred stock are entitled to receive noncumulative dividends on each share at a rate of 8% per annum of the original issue price as defined, only when, as, and if declared by the Company’s board of directors. The convertible preferred stock dividends are payable in preference and in priority to any dividends on common stock. No dividends have been declared or paid by the Company to date.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then outstanding convertible preferred stock would be entitled to receive the amount of the assets of the Company available for distribution to the stockholders before any payment is made to the common stock holders in an amount equal to the greater of (x) the applicable original issue price for such series of preferred stock plus any dividends declared but unpaid or (y) such amount per share that would have been payable had all shares of preferred stock been converted into common stock immediately prior to liquidation. If assets available for distribution are insufficient to pay the holders of shares of preferred stock the full amount to which they shall be entitled, the holders of shares preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution. After payment of all preferential amounts required to be paid to the holders of shares of preferred stock the remaining assets of the Company available for distribution shall be distributed among the holders of shares of common stock, prorated based on the number of shares held by each such holder.
Conversion
The holder of any shares of convertible preferred stock has the right at the holder’s option, at any time, to convert any of such shares into such number of fully paid and nonassessable shares of common stock as would have been determined by dividing the Original Issue Price for such series of preferred stock by the applicable conversion price in effect at the time of conversion. The Original Issue Price for each share of each series of convertible preferred stock is as follows: Series A – $0.233; Series A-1 – $0.269; Series B – $0.9252; Series C – $1.4945; Series D – $2.2633; Series E – $6.2581; Series E-1 – $6.2581 and Series F – $6.8839. The applicable conversion price is adjustable under certain circumstances for stock splits, dilution events, reorganizations, and similar events. Automatic conversion

ThredUp Inc.
Notes to Consolidated Financial Statements
occurs immediately prior to the closing of a qualified public offering, as defined; upon the approval of the holders of over 60% of the holders of Series D preferred stock, voting as a separate series and the holders of a majority of the outstanding shares of Series E and Series E-1 preferred stock, voting together as a single series; or upon the closing of the sale of shares of common stock to the public at a price of at least $12.5162 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, having an aggregate offering price to the public of no less than $50 million.
Redemption
The Convertible Preferred Stock is redeemable upon a liquidation event, such as voluntary or involuntary liquidation, dissolution, or winding up of the Company, which is outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the balance sheet. Accretion on the convertible preferred stock should only be recorded when the occurrence of a redemption event is considered probable. As of December 31, 2019 and 2020, a redemption event is not considered probable, therefore no accretion has been accrued.
9.Common Stock
Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.
Subject to the preferences that may be applicable to any outstanding shares of convertible preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. No dividends have been declared to date.
The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:

	December 31, 2020
	2019	2020
Convertible preferred stock outstanding	65,928,261	65,970,938
Options issued and outstanding	17,984,575	22,774,949
Shares available for future stock option issuances	751,514	201,582
Warrants to purchase convertible preferred stock	170,975	148,994
Total	84,835,325	89,096,463
10.Stock-Based Compensation Plans
2010 Stock Incentive Plan
In 2010, the Company adopted the 2010 Stock Incentive Plan (the Plan), and amended the Plan in 2011, as approved by the board of directors. The Plan provides for the granting of stock awards to employees, consultants, and directors of the Company. Options granted under the Plan may either be Incentive Stock Options (ISOs) or Nonstatutory Stock Options (NSOs). ISOs may be granted to Company employees only, while stock awards other than ISOs may be granted to employees, directors, and consultants. In 2020 the board of directors authorized an additional 6.5 million shares for the Plan.
Stock awards under the Plan may be granted with terms of up to 10 years and at prices determined by the board of directors, provided, however, that (i) the exercise price of an ISO or NSO shall not be less than 100% of the estimated fair value of the shares on the date of the grant, and (ii) the exercise price of an ISO granted to a 10% or more stockholder shall not be less than 110% of the estimated fair value of the shares on the grant date. The options generally vest over a 4-year period. For certain options, vesting accelerates upon the occurrence of specified events, such as a change of control.

ThredUp Inc.
Notes to Consolidated Financial Statements
The Company records stock-based awards at fair value as of the grant date, using the Black Scholes option pricing model. The fair value of stock options granted during the years ended December 31, 2018, 2019 and 2020 was estimated using the following range of assumptions:

Year Ended December 31,
	2018	2019	2020(1)
Expected term (in years)	5.01 – 6.09	5.55 – 6.25	5.00-10.00
Expected volatility	44.2% – 45.1%	45.5% – 47.8%	46.9%-54.9%
Average risk-free rate	2.72% – 2.98%	1.52% – 2.44%	0.28%-1.55%
Dividend yield	—	—	—
________________
(1)Assumptions include non-employee options after adoption of ASU 2018-07 as of January 1, 2020.
Each of these inputs is subjective and generally requires significant judgment.
Fair Value of Common Stock —The fair value of the shares of common stock has historically been determined by the Company’s board of directors as there was no public market for the common stock. The board of directors determines the fair value of our common stock by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors.
Expected Term —The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.
Volatility —Because the Company is privately held and does not have an active trading market for its common stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.
Risk-free Rate —The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
Dividends —The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock. Therefore, the Company uses an expected dividend yield of zero.

ThredUp Inc.
Notes to Consolidated Financial Statements
Stock option activity under the Plan, as amended is as follows:

	Options Available for Grant	Number of Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balances at December 31, 2019	751,514	17,984,575	$2.05	7.10	$20,745
Options authorized	6,482,822
Options granted	(7,820,714)	7,820,714	2.35
Options considered granted due to repricing	(13,312,076)	13,312,076	2.05
Options cancelled due to repricing	13,312,076	(13,312,076)	2.77
Options exercised		(2,242,380)	1.02
Options forfeited and expired	787,960	(787,960)	2.43
Balances at December 31, 2020	201,582	22,774,949	$1.81	7.36	$107,696
Options outstanding and exercisable – December 31, 2020		10,493,574	$1.53	5.50	$52,554
The aggregated intrinsic value represents the difference between the exercise price and the fair value of common stock. The aggregate intrinsic value of all options exercised was $0.3 million, $0.9 million, and $2.9 million during the years ended December 31, 2018, 2019 and 2020, respectively. The weighted average grant date fair value of options granted was $1.26, $1.38 and $1.72 during the years ended December 31, 2018, 2019 and 2020 respectively. The average grant date fair value of the options considered granted due to the repricing in May 2020 was $1.04. The total grant date fair value of options vested was $2.4 million, $2.2 million and $4.1 million during the years ended December 31, 2018, 2019 and 2020 respectively.
Common Stock Repurchase
In October 2019, existing investors of the Company conducted a tender offer for shares of its outstanding common stock and common stock issuable upon exercise of vested options to purchase common stock under which the investors purchased an aggregate of 1,125,813 shares of the Company’s common stock from its stockholders at a purchase price of $6.8839 per share, for an aggregate purchase price of $7.7 million. The Company recognized a stock-based compensation expense of $4.1 million equal to the excess of the purchase price over the fair value of the common stock in the 2019 consolidated statement of operations.
Option Repricing
In May 2020, the Company’s Board of Directors, approved a stock option repricing program (the “Option Repricing”) authorizing the Company to reprice certain outstanding stock options held by active employees, service providers and directors that had option exercise prices above the current fair market value of the Company’s common stock. Under the Option Repricing, eligible options with an exercise price above $2.05 per share (representing an aggregate of 13.3 million options, or 66% of the options outstanding at the date of repricing) were amended to reduce such exercise price to $2.05. The Company calculated an aggregate incremental fair value of $2.3 million related to the Option Repricing, of which $0.9 million was expensed as of the modification date.
IPO Options
In August 2020, the Company’s Board of Directors approved stock options for 3,588,535 common shares to be granted to certain officers and employees with an exercise price of $2.05 per share. 50% of

ThredUp Inc.
Notes to Consolidated Financial Statements
the options granted vest over a four-year period commencing on the later of January 1, 2021 or the effective date of the IPO. The remaining 50% of the options granted vest over a 4-year period commencing on the later of January 1, 2022 or the one-year anniversary of the IPO. As these stock options vest upon the satisfaction of both a time-based condition and a performance condition, the fair value of these stock options of $6.7 million, in aggregate, will be recognized as compensation expense over the requisite service period using the accelerated attribution method, when the performance condition becomes probable of being achieved. As of December 31, 2020, the Company concluded that the performance condition was not probable of being satisfied at such time.
Furlough Options
In August 2020, the Company’s Board of Directors approved stock options for 858,599 shares of common stock to be granted to certain employees who were subject to a furlough program that was implemented in April 2020. The options have an exercise price of $2.05 per share and vest upon optionee’s continued employment with the Company through January 1, 2021. The aggregate grant date fair value of these options was $1.6 million, all of which was recognized in fiscal year 2020.
Stock-based Compensation
Total stock-based compensation expense by department is as follows (in thousands):

	Year Ended December 31,
	2018	2019	2020
Operations, product and technology	$1,187	$3,877	$3,739
Marketing	204	1,018	1,067
Sales, general and administrative	928	2,783	2,530
Total stock-based compensation expense	$2,319	$7,678	$7,336
As of December 31, 2020, there was approximately $16.4 million of total unrecognized stock-based compensation expense, related to unvested options granted to employees under the Company’s stock option plan that is expected to be recognized over a weighted average period of 1.62 years.
11.Commitments and Contingencies
Noncancelable Purchase Commitments
As of December 31, 2020, the Company had various noncancellable arrangements with vendors. As of December 31, 2020, the future minimum payments under these arrangements were as follows (in thousands):

Purchase Commitments(1)
2021	$7,416
2022	1,234
2023	1,200
Thereafter	—
Total future minimum payments	$9,850
_______________
(1)Noncancellable purchase commitments primarily consists of $3.6 million for Amazon Web Services and $5.6 million related to the Company’s distribution centers.
The Company is subject to litigation claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the

ThredUp Inc.
Notes to Consolidated Financial Statements
aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.
Indemnifications
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
In accordance with its Amended and Restated Certificate of Incorporation and Bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that enables it to record a portion of any amounts paid for future potential claims.
In addition to the indemnification provided for in this Amended and Restated Certificate of Incorporation and Bylaws, the Company has also entered into separate indemnification agreements with each of its directors, which agreements provide such directors with broad indemnification rights under certain circumstances.
12.Retirement Plan
In 2010, the Company sponsored a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. For the years ended December 31, 2018, 2019 and 2020 no employer contributions were made to the plan.
13.Income Taxes
The Company had no federal provision for income taxes as the Company has incurred operating losses since inception. The Company’s state tax provision, which was current, was $37,000, $36,000 and $56,000 for the years ended December 31, 2018, 2019 and 2020 respectively.
The Company’s effective tax rate, as a percentage of pretax income, differs from the statutory federal rate primarily due to the valuation allowance that the Company records on its deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be fully realized.
The reconciliation of the Federal statutory income tax provision for the Company’s effective income tax provision (in thousands):

	Year Ended December 31,
	2018	2019	2020
Tax at federal statutory rate	$(7,170)	$(8,014)	$(10,042)
State taxes, net of federal effect	29	28	42
Non-deductible expenses	79	86	67
Stock based compensation	349	931	1,077
Change in valuation allowance	6,692	6,968	8,814
Other	58	37	98
Provision for income taxes	$37	$36	$56

ThredUp Inc.
Notes to Consolidated Financial Statements
The significant components of the Company’s deferred tax assets and liabilities consisted of (in thousands):

	December 31,
	2018	2019	2020
Deferred tax assets:
Accruals and reserves	$1,107	$1,412	$2,472
Inventory and deferred revenue	1,700	1,210	690
Stock compensation	547	984	1,151
Other	35	307	670
Net operating loss carryforwards	34,130	43,469	53,550
Gross deferred tax assets	37,519	47,382	58,533
Less: valuation allowance	(36,900)	(46,042)	(56,581)
Total deferred tax assets	619	1,340	1,952
Deferred tax liabilities:
Fixed assets	(619)	(1,340)	(1,952)
Gross deferred tax liabilities	(619)	(1,340)	(1,952)
Net deferred tax assets	$—	$—	$—
Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Net deferred tax assets consist primarily of net operating losses of approximately $53.6 million as of December 31, 2020 related to U.S. federal and state taxes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset deferred tax assets as of December 31, 2019 and 2020 due to the uncertainty of realizing future benefits from its net operating loss carryforwards and other deferred tax assets. The valuation allowance increased by approximately $9.1 million and $10.5 million in the years ended December 31, 2019 and 2020 respectively.
Federal and state net operating loss carryforwards of approximately $172.0 million and $116.9 million for income tax purposes are available to offset future taxable income as of December 31, 2019. Federal and state net operating loss carryforwards of approximately $211.8 million and $146.8 million for income tax purposes are available to offset future taxable income as of December 31, 2020. If not used, these carryforwards will begin to expire in varying amounts beginning in 2030. Federal carryforwards of $103.4 million originating in 2018 do not have an expiration date.
Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Depending on the significance of past and future ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced. The Company has not yet performed a Section 382 study to determine the amount of reduction, if any.
The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There was no accrued interest and penalties associated with uncertain tax positions as of December 31, 2019 and 2020.
The Company’s tax years 2010 through current will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss credits. The Company is not currently under examination by income tax authorities in federal, state, or other jurisdictions.

ThredUp Inc.
Notes to Consolidated Financial Statements
14.Net Loss Per Share Attributable to Common Stockholders
The following participating securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis):

	December 31,
	2018	2019	2020
Convertible preferred stock	53,378,409	65,928,261	65,970,938
Outstanding stock options	13,636,653	17,984,575	22,774,949
Outstanding convertible preferred stock warrants	107,058	170,975	148,994
Total	67,122,120	84,083,811	88,894,881
Unaudited Pro Forma Net Loss Per Share
The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the convertible preferred stock into common stock and convertible preferred stock warrants into common stock warrants upon consummation of an IPO as if such an event had occurred as of the beginning of the respective period, or the issuance date of the redeemable convertible preferred stock or the convertible preferred stock, if later.

Year Ended December 31, 2020
(unaudited)
Numerator:
Net loss per share attributable to common stockholders	$(47,877)
Adjust: change in fair value of convertible preferred stock warrant liability	201
Pro forma net loss	$(47,676)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	11,565,443
Adjust: conversion of convertible preferred stock	65,944,657
Weighted-average shares used in computing pro forma net loss per share, basic and diluted	77,510,100
Pro forma net loss per share, basic and diluted	$(0.62)
15.Subsequent Events
In February 2021, the Company amended and restated the loan and security agreement with Western Alliance Bank to reflect all waivers and amendments to date. Subsequently, the Company borrowed an additional $5.0 million for an aggregate amount of $40.0 million. In connection with the additional $5.0 million draw, the Company issued additional warrant shares for Series E-1 preferred stock in the amount of 15,979 or (i) two percent of the additional advance amount drawn under the Term A Loans, divided by (ii) the applicable exercise price at the time the warrant is exercised.

ThredUp Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)
(unaudited)

	March 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$246,514	$64,485
Accounts receivable, net	1,726	1,823
Inventory, net	3,482	3,519
Other current assets	3,168	5,332
Total current assets	254,890	75,159
Operating lease right-of-use assets	22,338	23,656
Property and equipment, net	43,562	41,131
Other assets	2,980	2,965
Total assets	$323,770	$142,911
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$14,540	$9,386
Accrued and other current liabilities	37,720	32,541
Seller payable	15,194	13,724
Operating lease liabilities, current	3,095	3,643
Current portion of long-term debt	5,736	3,270
Total current liabilities	76,285	62,564
Operating lease liabilities, non-current	20,811	21,574
Long-term debt	33,320	31,190
Other non-current liabilities	1,927	2,719
Total liabilities	132,343	118,047
Commitments and contingencies (Note 10)
Convertible preferred stock: $0.0001 par value; 100,000,000 and 68,139,958 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 0 and 65,970,938 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	247,041
Stockholders’ equity:
Class A and B common stock, $0.0001 par value; 1,120,000,000 and 110,000,000 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 94,143,694 and 12,889,760 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	9	1
Additional paid-in capital	459,756	29,989
Accumulated deficit	(268,338)	(252,167)
Total stockholders’ equity (deficit)	191,427	(222,177)
Total liabilities, convertible preferred stock and stockholders’ equity	$323,770	$142,911
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ThredUp Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
(unaudited)

	Three months ended March 31,
	2021	2020
Revenue:
Consignment	$44,688	$35,314
Product	10,992	13,001
Total revenue	55,680	48,315
Cost of revenue:
Consignment	10,832	8,816
Product	5,130	6,873
Total cost of revenue	15,962	15,689
Gross profit	39,718	32,626
Operating expenses:
Operations, product and technology	28,312	25,475
Marketing	15,446	13,001
Sales, general and administrative	10,638	7,433
Total operating expenses	54,396	45,909
Operating loss	(14,678)	(13,283)
Interest and other (expense) income, net	(1,466)	68
Loss before provision for income taxes	(16,144)	(13,215)
Provision for income taxes	27	—
Net loss and total comprehensive loss	$(16,171)	$(13,215)
Net loss per share attributable to common stockholders, basic and diluted	$(0.86)	$(1.23)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	18,701,108	10,763,234
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ThredUp Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity
(in thousands, except share amounts)
(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	65,970,938	$247,041	12,889,760	$1	$29,989	$(252,167)	$(222,177)
Preferred stock conversion to Class B common stock	(65,970,938)	(247,041)	65,970,938	7	247,034	—	247,041
Sale of Class A common stock upon initial public offering, net of issuance costs	—	—	13,800,000	1	175,533	—	175,534
Conversion of convertible preferred stock warrants to Class B common stock warrants	—	—	—	—	1,827	—	1,827
Cashless exercise of common stock warrant to Class B common stock	—	—	24,837	—	—	—	—
Exercise of stock options	—	—	1,458,159	—	1,875	—	1,875
Stock-based compensation	—	—	—	—	3,498	—	3,498
Net loss	—	—	—	—	—	(16,171)	(16,171)
Balance as of March 31, 2021	—	$—	94,143,694	$9	$459,756	$(268,338)	$191,427
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ThredUp Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity
(in thousands, except share amounts)
(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	65,928,261	$246,905	10,647,380	$1	$20,483	$(203,725)	$(183,241)
ASC 842 adoption (eff. January 1, 2020)	—	—	—	—	—	(565)	(565)
Exercise of stock options	—	—	118,685	—	10	—	10
Stock-based compensation	—	—	—	—	1,442	—	1,442
Net loss	—	—	—	—	—	(13,215)	(13,215)
Balance as of March 31, 2020	65,928,261	$246,905	10,766,065	$1	$21,935	$(217,505)	$(195,569)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ThredUp Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(16,171)	$(13,215)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,038	1,245
Stock-based compensation expense	3,498	1,442
Reduction in the carrying amount of right-of-use assets	1,318	873
Changes in fair value of convertible preferred stock warrants and others	1,048	(126)
Changes in operating assets and liabilities:
Accounts receivable, net	97	(338)
Inventory, net	37	51
Other current and non-current assets	(457)	(1,977)
Accounts payable	4,722	1,122
Accrued and other current liabilities	4,784	1,791
Seller payable	1,470	1,218
Operating lease liabilities	(1,311)	(1,186)
Other non-current liabilities	4	(2)
Net cash provided by (used in) operating activities	1,077	(9,102)
Cash flows from investing activities
Purchase of property and equipment	(4,099)	(4,673)
Net cash used in investing activities	(4,099)	(4,673)
Cash flows from financing activities
Proceeds from debt issuance, net of issuance costs	4,625	—
Repayment of debt	—	(714)
Proceeds from issuance of Class A common stock upon initial public offering, net of underwriting discounts and commissions	180,284	—
Proceeds from exercise of common stock options	1,875	10
Payment of costs for the initial public offering	(1,733)	(81)
Net cash provided by (used in) financing activities	185,051	(785)
Net increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	182,029	(14,560)

Cash, cash equivalents and restricted cash and cash equivalents
Beginning of period	67,539	87,853
End of period	$249,568	$73,293
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
1.Organization and Description of Business
ThredUp Inc. (“ThredUp” or “Company”) was formed as a corporation in the State of Delaware in January 2009. ThredUp is a large resale platform that enables consumers to buy and sell secondhand women’s and kid’s apparel, shoes and accessories. The Company conducts its marketing and administrative functions from Oakland, California and Scottsdale, Arizona and operates its fulfillment centers in Pennsylvania, Illinois, Georgia, and Arizona.
Initial Public Offering
The Company’s registration statement on Form S-1 related to its initial public offering (“IPO”) was declared effective on March 25, 2021 by the Securities and Exchange Commission (“SEC”), and the Company’s Class A common stock began trading on the Nasdaq Global Select Market on March 26, 2021. Upon the closing of the IPO, the Company sold 13,800,000 shares of Class A common stock (which included 1,800,000 shares that were offered and sold pursuant to the full exercise of the underwriters’ option to purchase additional shares) to the public at a price of $14.00 per share. The aggregate net proceeds were $175.5 million after deducting offering costs, underwriting discounts and commissions of $17.7 million.
Immediately prior to the completion of the IPO, the Company filed its Amended and Restated Certificate of Incorporation, which authorized a total of 1,000,000,000 shares of Class A common stock, 120,000,000 shares of Class B common stock and 100,000,000 shares of undesignated preferred stock.
Immediately prior to the completion of the IPO, 65,970,938 shares of the convertible preferred stock then outstanding were converted into an equivalent number of shares of Class B common stock. The Company reclassified the convertible preferred stock to Class B common stock and additional paid-in capital upon the conversion in the three months ended March 31, 2021. 12,889,760 shares of the outstanding historical common stock were reclassified into an equivalent number of shares of Class B common stock. 164,973 shares of the convertible preferred stock warrants were converted to an equivalent number of shares of Class B common stock warrants.
2.Significant Accounting Policies
Basis of Presentation and Use of Estimates
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany account balances and transactions have been eliminated upon consolidation. The unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial information and with the instructions to Form 10‑Q and Article 10 of Regulation S-X. As permitted under those rules, certain footnotes or other financial information can be condensed or omitted.
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and the related disclosures. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of property and equipment, allowance for sales returns, allowance for bad debts, breakage on loyalty points and rewards, valuation of inventory, warrants, stock-based compensation, valuation of right-of-use assets and income taxes. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments necessary to present fairly the financial position of the Company as of March 31, 2021, and the results of operations and cash flows for the interim periods presented.
The accompanying condensed consolidated financial statements and related financial information should be read in conjunction with the Company’s audited consolidated financial statements and related

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
notes for the year ended December 31, 2020 included in the final prospectus for the IPO dated March 25, 2021.
Concentrations of Credit Risks
As of March 31, 2021 and December 31, 2020, there were no customers that represented 10% or more of the Company’s accounts receivable balance. There were no customers that individually exceeded 10% of the Company’s revenue for the three months ended March 31, 2021 and 2020, respectively.
Revenue Recognition
Revenue from Loyalty Reward Redemption or Expiration
For the three months ended March 31, 2021 and 2020, the Company recognized $3.3 million and $0.2 million, respectively, of revenue from loyalty reward redemption or expiration.
Cash, Cash Equivalents and Restricted Cash and Cash Equivalents
The following table provides a reconciliation of cash, cash equivalents and restricted cash and cash equivalents reported within the condensed consolidated balance sheets to the amounts shown in the condensed consolidated statements of cash flows (in thousands):

	March 31,	December 31,
	2021	2020
Cash and cash equivalents	$246,514	$64,485
Restricted cash and cash equivalents, current and non-current	3,054	3,054
Total cash, cash equivalents and restricted cash and cash equivalents	$249,568	$67,539
Restricted cash and cash equivalents, non-current of $2.7 million is included in the other assets in the condensed consolidated balance sheets statements as of March 31, 2021 and December 31, 2020.
Net Loss Per Share Attributable to Common Stockholders
The Company follows the two-class method when computing net loss per common share when shares issued meet the definition of participating securities. The rights, including the liquidation and dividend rights and sharing of losses, of the Class A common stock and Class B common stock are identical, other than voting rights. As the liquidation and dividend rights and sharing of losses are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share attributed to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.
For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Accounting Pronouncements Recently Adopted
In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The Company adopted ASU 2018-15 as of January 1, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company’s condensed consolidated financial statements.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivative and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The Company adopted ASU 2020-06 on January 1, 2021. The adoption of this ASU did not have any impact on the Company’s condensed consolidated financial statements.
New Accounting Pronouncements Recently Issued But Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. This standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3.Fair Value Measurements
The following tables provide the financial instruments measured at fair value for each of the respective periods (in thousands):

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$224,268	$—	$—	$224,268
Total cash equivalents	$224,268	$—	$—	$224,268

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$43,460	$—	$—	$43,460
Total cash equivalents	$43,460	$—	$—	$43,460

Liabilities
Convertible preferred stock warrant liability	$—	$—	$805	$805
Total liabilities	$—	$—	$805	$805
There were no transfers in or out of Level 1 or 2 during the periods presented in the tables above.
The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices.
As of March 31, 2021 and December 31, 2020, the amortized cost of the Company’s financial assets and liabilities approximate their estimated fair values. As such, there are no unrealized gains or losses related to the Company’s financial assets and liabilities.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
4.Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):

	March 31,	December 31,
	2021	2020
Property and equipment	$59,283	$55,221
Less: accumulated depreciation and amortization	(15,721)	(14,090)
Property and equipment, net	$43,562	$41,131
For the three months ended March 31, 2021 and 2020, the Company capitalized $0.5 million and $0.3 million of costs associated with internal-use software, respectively. For the three months ended March 31, 2021 and 2020, the Company capitalized $0.1 million and $0.1 million, respectively, out of $0.6 million and $0.3 million total interest costs incurred for each respective period. Depreciation and amortization expense of property and equipment was $2.0 million and $1.2 million for the three months ended March 31, 2021 and 2020, respectively.
5.Other Balance Sheet Details
Accrued and other current liabilities consist of the following (in thousands):

	March 31,	December 31,
	2021	2020
Gift card and site credit liabilities	$9,633	$9,362
Deferred revenue	4,949	5,094
Allowance for returns	4,604	3,389
Accrued taxes	4,595	4,594
Accrued compensation	4,409	3,443
Accrued vendor liabilities	4,288	3,407
Accrued marketing	3,976	1,648
Accrued other	1,266	1,604
	$37,720	$32,541
6.Lease Agreements
For the three months ended March 31, 2021 and 2020, the Company’s operating lease expense was $2.1 million and $1.4 million, respectively.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Maturities of operating lease liabilities were as follows as of March 31, 2021 (in thousands):

Amount
Remainder of 2021	$3,456
2022	4,519
2023	4,508
2024	4,156
2025	2,760
Thereafter	12,292
Total lease payments	31,691
Less: imputed interest	7,785
Total lease liabilities	23,906
Less: current lease liabilities	3,095
Total non-current lease liabilities	$20,811
7.Long-term Debt and Convertible Preferred Stock Warrants
The Company entered into a loan and security agreement (“Term Loan”) with Western Alliance Bank (“Bank”) for an aggregate amount up to $40.0 million to refinance its Loan and Security Agreement with Silicon Valley Bank (“SVB”) in February 2019. The Term Loan was amended three times before December 31, 2020.
In February 2021, the Company amended and restated the loan and security agreement (“Fourth Amendment”) with the Bank to reflect all waivers and amendments to date. Subsequently, the Company borrowed an additional $5.0 million for an aggregate principal amount of $40.0 million. In connection with the additional $5.0 million draw, the Company issued additional warrant shares for Series E-1 preferred stock in the amount of 15,979 or (i) two percent of the additional advance amount drawn under the Term A Loans, divided by (ii) the applicable exercise price at the time the warrant is exercised.
As of March 31, 2021, the nominal interest rate was 5.75% and the effective interest rate was 6.84%. The Company is in compliance with the covenants as of March 31, 2021.
The maturities of the loan agreement as of March 31, 2021 are as follows (in thousands):

Amount
Remainder of 2021	$4,000
2022	8,000
2023	8,000
2024	20,000
Thereafter	—
Total future principal	40,000
Less: unamortized debt discount	944
Less: current portion of long-term debt	5,736
Noncurrent portion of long-term debt	$33,320
Warrants Issued with Loan and Security Agreement
The Company issued various preferred stock warrants under its loan and security agreements with SVB and the Bank. Immediately prior to the conversion upon IPO and as of December 31, 2020, the following preferred stock warrant liabilities were outstanding.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)

Description	Issuance Date	Expiration Date	Balance Sheet Classification	Exercise Price Per Share	Immediately Prior to the Completion of IPO	December 31, 2020
Series D	1/22/2015	1/22/2025	Liability	$2.2600	13,382	13,382
Series D	4/20/2015	1/22/2025	Liability	$2.2600	13,382	13,382
Series E-1	2/7/2019	5/29/2030	Liability	$6.2581	63,917	63,917
Series F	5/29/2020	5/29/2030	Liability	$6.8839	10,376	10,376
Series E-1	8/14/2020	5/29/2030	Liability	$6.2581	31,958	31,958
Series E-1	11/25/2020	5/29/2030	Liability	$6.2581	15,979	15,979
Series E-1	2/8/2021	5/29/2030	Liability	$6.2581	15,979	—
					164,973	148,994
The convertible preferred stock warrant liability of $0.8 million was included in other non-current liabilities in the consolidated balance sheet as of December 31, 2020.
Immediately prior to the completion of IPO in March 2021, all 164,973 shares of the convertible preferred stock warrant were remeasured to fair value and converted to equivalent number of Class B common stock warrants. The Company reclassified the convertible preferred stock warrant liability to additional paid-in capital upon the conversion. Refer to Note 8. Common Stock and Common Stock Warrants for more details on common stock warrants.
8.Common Stock and Common Stock Warrants
Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.
Immediately prior to the completion of the IPO, 65,970,938 shares of the convertible preferred stock converted to an equivalent number of shares of Class B common stock and 164,973 shares of the convertible preferred stock warrants were converted to an equivalent number of Class B common stock warrants.
During the three months ended March 31, 2021, the Company issued 24,837 shares of Class B common stock through a cashless net exercise of 26,764 shares of Class B common stock warrants. 138,209 shares of Class B common stock warrants were outstanding as of March 31, 2021.
The table below summarizes the Class A common stock and Class B common stock issued and outstanding as of March 31, 2021.

	As of March 31, 2021
	Authorized	Issued and Outstanding
Common stock Class A	1,000,000,000	13,800,000
Common stock Class B	120,000,000	80,343,694
Total common stock	1,120,000,000	94,143,694
9.Stock-Based Compensation Plans
2021 Stock Option and Incentive Plan
In February 2021, in connection with the IPO, the Company’s board of directors adopted the 2021 Stock Option and Incentive Plan (“2021 Plan”) to replace the Second Amended and Restated 2010 Stock Plan (“2010 Plan”), which was subsequently approved by the Company’s stockholders in March 2021. The 2021 Plan became effective on March 24, 2021.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As of March 31, 2021, no stock options were granted under the 2021 Plan. As of March 31, 2021, 96,426 restricted stock units were granted under the 2021 Plan.
2021 Employee Stock Purchase Plan
In February 2021, the Company’s board of directors adopted the Employee Stock Purchase Plan (“ESPP”), which was subsequently approved by the stockholders in March 2021. The ESPP became effective on March 24, 2021. The first offering period began on March 25, 2021, and there was no stock-based compensation related to the ESPP for the three months ended March 31, 2021.
IPO Options Under the 2010 Plan
In August 2020, the Company’s board of directors approved stock options for 3,588,535 common shares to be granted to certain officers and employees with an exercise price of $2.05 per share. 50% of the options granted vest over a four-year period commencing on the effective date of the IPO. The remaining 50% of the options granted vest over a four-year period commencing on the one-year anniversary of the IPO. As these stock options vest upon the satisfaction of both a time-based condition and a performance condition, the fair value of these stock options of $6.7 million, in aggregate, will be recognized as compensation expense over the requisite service period using the accelerated attribution method. In the three months ended in March 31, 2021, $1.6 million was recognized as compensation expense from such stock options subject to these performance conditions.
Stock-based Compensation
Total stock-based compensation expense by department is as follows (in thousands):

	Three months ended March 31,
	2021	2020
Operations, product and technology	$1,350	$714
Marketing	437	174
Sales, general and administrative	1,711	554
Total stock-based compensation expense	$3,498	$1,442
As of March 31, 2021, there was approximately $20.1 million of total unrecognized stock-based compensation expense related to unvested options granted to employees under the Company’s stock option plan that is expected to be recognized over a weighted average period of 1.56 years.
10.Commitments and Contingencies
Legal Contingencies
The Company is subject to litigation claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.
Indemnifications
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made.

ThredUp Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
11.Income Taxes
The quarterly income tax provision reflects an estimate of the corresponding quarter’s state taxes in the United States. The provision for income tax expense for the three months ended March 31, 2021 and 2020 was determined based upon estimates of the Company’s annual effective tax rate for the years ending December 31, 2021 and 2020 respectively. Since the company is in a full valuation allowance position, due to losses incurred since inception, the provision for taxes consist solely of state minimum taxes. The Company has no uncertain tax positions or any unrecognized tax benefits.
12.Net Loss Per Share Attributable to Common Stockholders
The following participating securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis):

	As of March 31,
	2021	2020
Outstanding stock options	22,067,610	19,886,677
Outstanding Class B common stock warrants	138,209	—
Restricted stock units	96,426	—
Convertible preferred stock	—	65,928,261
Outstanding convertible preferred stock warrants	—	170,975
Total	22,302,245	85,985,913

6,424,369 Shares
Class A Common Stock

Goldman Sachs & Co. LLC			Morgan Stanley

Barclays			William Blair
Wells Fargo Securities

KeyBanc Capital Markets	Needham & Company	Piper Sandler	Telsey Advisory Group